Key metrics
	in / end of			% change		in / end of		% change
	2Q19	1Q19	2Q18	QoQ	YoY	6M19	6M18	YoY
Credit Suisse (CHF million)
Net revenues	5,581	5,387	5,595	4	0	10,968	11,231	(2)
Provision for credit losses	25	81	73	(69)	(66)	106	121	(12)
Total operating expenses	4,254	4,244	4,470	0	(5)	8,498	9,004	(6)
Income before taxes	1,302	1,062	1,052	23	24	2,364	2,106	12
Net income attributable to shareholders	937	749	647	25	45	1,686	1,341	26
Cost/income ratio (%)	76.2	78.8	79.9	–	–	77.5	80.2	–
Effective tax rate (%)	28.0	29.5	37.8	–	–	28.7	36.1	–
Basic earnings per share (CHF)	0.37	0.29	0.25	28	48	0.66	0.52	27
Diluted earnings per share (CHF)	0.36	0.29	0.25	24	44	0.65	0.51	27
Return on equity (%)	8.5	6.9	6.1	–	–	7.7	6.4	–
Return on tangible equity (%)	9.7	7.8	6.9	–	–	8.7	7.2	–
Assets under management and net new assets (CHF billion)
Assets under management	1,459.9	1,431.3	1,398.7	2.0	4.4	1,459.9	1,398.7	4.4
Net new assets	23.2	35.8	15.3	(35.2)	51.6	59.0	40.3	46.4
Balance sheet statistics (CHF million)
Total assets	784,216	793,636	798,158	(1)	(2)	784,216	798,158	(2)
Net loans	293,797	292,970	287,660	0	2	293,797	287,660	2
Total shareholders' equity	43,673	43,825	43,470	0	0	43,673	43,470	0
Tangible shareholders' equity	38,726	38,794	38,461	0	1	38,726	38,461	1
Basel III regulatory capital and leverage statistics (%)
CET1 ratio	12.5	12.6	12.8	–	–	12.5	12.8	–
CET1 leverage ratio	4.1	4.1	3.9	–	–	4.1	3.9	–
Look-through tier 1 leverage ratio	5.3	5.2	5.2	–	–	5.3	5.2	–
Share information
Shares outstanding (million)	2,507.8	2,507.8	2,550.0	0	(2)	2,507.8	2,550.0	(2)
of which common shares issued	2,556.0	2,556.0	2,556.0	0	0	2,556.0	2,556.0	0
of which treasury shares	(48.2)	(48.2)	(6.0)	0	–	(48.2)	(6.0)	–
Book value per share (CHF)	17.42	17.48	17.05	0	2	17.42	17.05	2
Tangible book value per share (CHF)	15.44	15.47	15.08	0	2	15.44	15.08	2
Market capitalization (CHF million)	29,918	29,663	38,212	1	(22)	29,918	38,212	(22)
Number of employees (full-time equivalents)
Number of employees	46,360	46,200	45,430	0	2	46,360	45,430	2
See relevant tables for additional information on these metrics.

Financial Report 2Q19
Financial Report 2Q19
Credit Suisse at a glance
I – Credit Suisse results
Operating environment
Credit Suisse
Swiss Universal Bank
International Wealth Management
Asia Pacific
Global Markets
Investment Banking & Capital Markets
Corporate Center
Assets under management
II – Treasury, risk, balance sheet and off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet and off-balance sheet
III – Condensed consolidated financial statements – unaudited
Report of Independent Registered Public Accounting Firm
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited
List of abbreviations
Investor information
Financial calendar and contacts
Cautionary statement regarding forward-looking information
For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the direct bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term “the Bank” when we are only referring to Credit Suisse AG and its consolidated subsidiaries.
Abbreviations are explained in the List of abbreviations in the back of this report.
Publications referenced in this report, whether via website links or otherwise, are not incorporated into this report.
In various tables, use of “–” indicates not meaningful or not applicable.

Credit Suisse at a glance
Credit Suisse
Our strategy builds on Credit Suisse’s core strengths: its position as a leading global wealth manager, its specialist investment banking capabilities and its strong presence in our home market of Switzerland. We seek to follow a balanced approach with our wealth management activities, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets. Founded in 1856, we today have a global reach with operations in about 50 countries and 46,360 employees from over 150 different nations. Our broad footprint helps us to generate a geographically balanced stream of revenues and net new assets and allows us to capture growth opportunities around the world. We serve our clients through three regionally focused divisions: Swiss Universal Bank, International Wealth Management and Asia Pacific. These regional businesses are supported by two other divisions specializing in investment banking capabilities: Global Markets and Investment Banking & Capital Markets. Our business divisions cooperate closely to provide holistic financial solutions, including innovative products and specially tailored advice.
Swiss Universal Bank
The Swiss Universal Bank division offers comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients primarily domiciled in our home market Switzerland, which offers attractive growth opportunities and where we can build on a strong market position across our key businesses. Our Private Clients business has a leading franchise in our Swiss home market and serves ultra-high-net-worth individual, high-net-worth individual, affluent and retail clients. Our Corporate & Institutional Clients business serves large corporate clients, small and medium-sized enterprises, institutional clients, external asset managers, financial institutions and commodity traders.
International Wealth Management
The International Wealth Management division through its Private Banking business offers comprehensive advisory services and tailored investment and financing solutions to wealthy private clients and external asset managers in Europe, the Middle East, Africa and Latin America, utilizing comprehensive access to the broad spectrum of Credit Suisse’s global resources and capabilities as well as a wide range of proprietary and third-party products and services. Our Asset Management business offers investment solutions and services globally to a broad range of clients, including pension funds, governments, foundations and endowments, corporations and individuals.
Asia Pacific
In the Asia Pacific division, our wealth management, financing and underwriting and advisory teams work closely together to deliver integrated advisory services and solutions to our target ultra-high-net-worth, entrepreneur and corporate clients. Our Wealth Management & Connected business combines our activities in wealth management with our financing, underwriting and advisory activities. Our Markets business represents our equities and fixed income sales and trading businesses, which support our wealth management activities, but also deals extensively with a broader range of institutional clients.
Global Markets
The Global Markets division offers a broad range of financial products and services to client-driven businesses and also supports Credit Suisse’s global wealth management businesses and their clients. Our suite of products and services includes global securities sales, trading and execution, prime brokerage and comprehensive investment research. Our clients include financial institutions, corporations, governments, institutional investors, such as pension funds and hedge funds, and private individuals around the world.
Investment Banking & Capital Markets
The Investment Banking & Capital Markets division offers a broad range of investment banking services to corporations, financial institutions, financial sponsors and ultra-high-net-worth individuals and sovereign clients. Our range of products and services includes advisory services related to mergers and acquisitions, divestitures, takeover defense mandates, business restructurings and spin-offs. The division also engages in debt and equity underwriting of public securities offerings and private placements.

I – Credit Suisse results
Operating environment
Credit Suisse
Swiss Universal Bank
International Wealth Management
Asia Pacific
Global Markets
Investment Banking & Capital Markets
Corporate Center
Assets under management

Operating environment
Global economic growth remained weak in 2Q19. Global equity markets ended the quarter higher. Major government bond yields were generally lower and the US dollar had a mixed performance against major currencies.
Economic environment
Global growth remained weak in 2Q19. A sharp escalation in US tariffs on imports from China weighed on manufacturing activity and business surveys around the world stood at low levels. US growth continued to ease, but a robust labor market and solid consumer spending levels indicated that recession risks remain low. In Asia, short-term trade data suggested a slight pick-up in activity in April, which reversed towards the end of the quarter after tariffs were increased. European business surveys remained subdued, but showed some signs of improvement.
The US Federal Reserve (Fed) kept rates unchanged at the June meeting, but indicated they are prepared to ease policy rates at upcoming meetings. The European Central Bank (ECB) left rates unchanged, but rhetoric from the president of the ECB turned significantly more accommodative. The Swiss National Bank (SNB), the Bank of Japan (BoJ) and the Bank of England also kept policy rates unchanged. Some emerging market central banks cut rates.
Global equity prices ended 2Q19 3.6% higher compared to 1Q19. Developed market stock indices outperformed emerging markets, which increased by 0.3% (refer to the charts under "Equity markets"). Information technology, financials and consumer discretionary were the strongest sectors. In contrast, energy and real estate underperformed. The Chicago Board Options Exchange Market Volatility Index (VIX) increased compared to 1Q19 (refer to the charts under "Equity markets"). The Credit Suisse Hedge Fund Index increased 2.3% in 2Q19.
In fixed income, bonds delivered a positive return against a backdrop of continued global growth concerns and trade tariff tensions. In US dollar rates, the spread between the 3-month and 10-year US treasury yields remained inverted and the market priced in expected Fed rate cuts in the next 12-months. In euro and Swiss franc rates, the yield curve decreased across all maturities. In credit, both global developed and emerging market corporate bonds showed strong returns in 2Q19, with spreads remaining tight over the quarter. Emerging market hard-currency and local-currency sovereign bond performance were resilient (refer to the charts under “Yield curves” and “Credit spreads” for further information).

The US dollar advanced in April and May against most major currencies but retreated in June after the Fed indicated possible future interest rate cuts. The Japanese yen and the Swiss franc benefitted most from the US dollar’s weakness and were the best performers in 2Q19, although gains remained modest. Despite accommodative ECB comments, the euro gained against the US dollar. The British pound was the main underperformer among major currencies as the uncertainties regarding the expected withdrawal of the UK from the EU continue to weigh on the currency. Emerging market currencies recovered some of their early 2Q19 losses against the US dollar by the end of June.
The Credit Suisse Commodity Benchmark decreased 0.4% in 2Q19. Precious metals benefitted from falling US interest rates and shifts in central bank policy guidance. Agriculture also outperformed whereas cyclical industrial metals underperformed. Energy slightly underperformed the benchmark amid price volatility in the quarter. Initial weakness in oil markets due to demand concerns were reversed when geopolitical tensions and supply risks in the Middle East rose.

Market volumes (growth in %)
	Global			Europe
end of 2Q19	QoQ	YoY		QoQ	YoY
Equity trading volume [1]	4	(13)		9	(24)
Announced mergers and acquisitions [2]	10	(4)		41	(37)
Completed mergers and acquisitions [2]	(16)	(31)		(29)	(38)
Equity underwriting [2]	74	(5)		112	(18)
Debt underwriting [2]	(6)	4		(22)	(16)
Syndicated lending – investment grade [2]	(10)	(55)	[3]	–	–
1 London Stock Exchange, Borsa Italiana, Deutsche Börse and BME. Global also includes ICE and NASDAQ.
2 Dealogic.
3 6M19 versus 6M18.
Sector environment
Global bank stocks ended 2Q19 4.4% higher compared to 1Q19, outperforming global stocks by 0.8%. European bank stocks ended the quarter unchanged after a strong outperformance at the beginning of April.
In private banking, the industry has experienced a long-term fundamental growth trend fueled by economic growth and a generally supportive investment environment. Despite a sharp sell-off of risk assets in May, financial markets ended 2Q19 broadly positive. Against these market trends, challenges included an anticipated change to monetary policy by central banks after a string of weak economic data and worry over the threat from greater protectionism among the largest trade partners. In addition, the private banking sector continued to face pressure as it adapts to structural and regulatory changes while pursuing new opportunities and efficiencies arising from digital technology.
In investment banking, equity trading volumes and announced mergers and acquisitions (M&A) increased globally and in Europe compared to 1Q19, but were lower compared to 2Q18. Completed M&A decreased significantly globally and in Europe compared to both 1Q19 and 2Q18. Equity underwriting volumes increased globally and in Europe compared to 1Q19, but were lower compared to 2Q18. Global debt underwriting volumes were lower compared to 1Q19, but higher compared to 2Q18. European debt underwriting volumes were lower compared to 1Q19 and 2Q18. Investment grade syndicated lending decreased compared to 1Q19. The first six months showed significantly lower investment grade syndicated lending compared to the same period in 2018. Total US fixed income trading volumes remained unchanged compared to 1Q19, but were higher compared to 2Q18 mainly driven by an increase in mortgage-backed volumes and treasury volumes.

Credit Suisse
In 2Q19, we recorded net income attributable to shareholders of CHF 937 million. Return on equity and return on tangible equity were 8.5% and 9.7%, respectively. As of the end of 2Q19, our CET1 ratio was 12.5%.
Results
	in / end of			% change		in / end of		% change
	2Q19	1Q19	2Q18	QoQ	YoY	6M19	6M18	YoY
Statements of operations (CHF million)
Net interest income	2,001	1,532	1,593	31	26	3,533	3,178	11
Commissions and fees	2,927	2,612	3,159	12	(7)	5,539	6,205	(11)
Trading revenues [1]	182	840	528	(78)	(66)	1,022	1,106	(8)
Other revenues	471	403	315	17	50	874	742	18
Net revenues	5,581	5,387	5,595	4	0	10,968	11,231	(2)
Provision for credit losses	25	81	73	(69)	(66)	106	121	(12)
Compensation and benefits	2,545	2,518	2,547	1	0	5,063	5,085	0
General and administrative expenses	1,395	1,413	1,420	(1)	(2)	2,808	2,928	(4)
Commission expenses	314	313	328	0	(4)	627	672	(7)
Restructuring expenses	–	–	175	–	–	–	319	–
Total other operating expenses	1,709	1,726	1,923	(1)	(11)	3,435	3,919	(12)
Total operating expenses	4,254	4,244	4,470	0	(5)	8,498	9,004	(6)
Income before taxes	1,302	1,062	1,052	23	24	2,364	2,106	12
Income tax expense	365	313	398	17	(8)	678	760	(11)
Net income	937	749	654	25	43	1,686	1,346	25
Net income attributable to noncontrolling interests	0	0	7	–	(100)	0	5	(100)
Net income attributable to shareholders	937	749	647	25	45	1,686	1,341	26
Statement of operations metrics (%)
Return on regulatory capital	11.6	9.5	9.1	–	–	10.6	9.1	–
Cost/income ratio	76.2	78.8	79.9	–	–	77.5	80.2	–
Effective tax rate	28.0	29.5	37.8	–	–	28.7	36.1	–
Earnings per share (CHF)
Basic earnings per share	0.37	0.29	0.25	28	48	0.66	0.52	27
Diluted earnings per share	0.36	0.29	0.25	24	44	0.65	0.51	27
Return on equity (%, annualized)
Return on equity	8.5	6.9	6.1	–	–	7.7	6.4	–
Return on tangible equity [2]	9.7	7.8	6.9	–	–	8.7	7.2	–
Book value per share (CHF)
Book value per share	17.42	17.48	17.05	0	2	17.42	17.05	2
Tangible book value per share [2]	15.44	15.47	15.08	0	2	15.44	15.08	2
Balance sheet statistics (CHF million)
Total assets	784,216	793,636	798,158	(1)	(2)	784,216	798,158	(2)
Risk-weighted assets	290,798	290,098	277,125	0	5	290,798	277,125	5
Leverage exposure	897,916	901,814	920,002	0	(2)	897,916	920,002	(2)
Number of employees (full-time equivalents)
Number of employees	46,360	46,200	45,430	0	2	46,360	45,430	2
1 Represent revenues on a product basis which are not representative of business results within our business segments as segment results utilize financial instruments across various product types.
2
Based on tangible shareholders' equity, a non-GAAP financial measure, which is calculated by deducting goodwill and other tangible assets from total shareholders' equity as presented in our balance sheet. Management believes that these metrics are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.

Results summary
2Q19 results
In 2Q19, Credit Suisse reported net income attributable to shareholders of CHF 937 million compared to CHF 647 million in 2Q18 and CHF 749 million in 1Q19. In 2Q19, Credit Suisse reported income before taxes of CHF 1,302 million, compared to CHF 1,052 million in 2Q18 and CHF 1,062 million in 1Q19.
Results details
Net revenues
In 2Q19, we reported net revenues of CHF 5,581 million, which were stable compared to 2Q18, primarily reflecting lower net revenues in Investment Banking & Capital Markets, offset by higher net revenues in Global Markets and Swiss Universal Bank. The decrease in Investment Banking & Capital Markets was driven by lower revenues from advisory and other fees and debt underwriting, partially offset by higher revenues from equity underwriting. The increase in Global Markets was driven by improved trading activity reflecting investor demand for yield products and reduced funding costs. The increase in Swiss Universal Bank mainly reflected gains on the sale of real estate in Private Clients, partially offset by lower recurring commissions and fees and slightly lower net interest income.
2Q19 included negative net revenues of CHF 184 million in the Corporate Center, which beginning in 1Q19 included the impact of the Asset Resolution Unit.
Compared to 1Q19, net revenues increased 4%, primarily reflecting higher net revenues in Investment Banking & Capital Markets, Swiss Universal Bank and Global Markets. The increase in Investment Banking & Capital Markets was driven by higher revenues across all businesses. The increase in Swiss Universal Bank mainly reflected higher gains on the sale of real estate in Private Clients and higher transaction-based revenues. The increase in Global Markets reflected higher underwriting activity due to improved market conditions, partially offset by lower equity trading activity.
Provision for credit losses
In 2Q19, provision for credit losses was CHF 25 million, primarily related to net provisions of CHF 10 million in Swiss Universal Bank and CHF 9 million in International Wealth Management.
Total operating expenses
In 2018, we completed our Group-wide three-year restructuring plan. During its term, operating expenses relating to the restructuring plan were disclosed separately, in line with the disclosure requirements for such a program.
Compared to 2Q18, total operating expenses of CHF 4,254 million decreased 5%, primarily reflecting restructuring expenses of CHF 175 million incurred in 2Q18 and a 2% decrease in general and administrative expenses, mainly relating to lower litigation provisions and lower professional services fees.
Compared to 1Q19, total operating expenses were stable, primarily reflecting a 1% increase in compensation and benefits, primarily relating to higher salaries and variable compensation expenses and lower social security expenses, offset by a 1% decrease in general and administrative expenses, mainly relating to lower occupancy expenses.

Overview of Results
in / end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	[1]	Strategic Resolution Unit	[1]	Credit Suisse
2Q19 (CHF million)
Net revenues	1,476	1,369	913	1,553	454	(184)		–		5,581
Provision for credit losses	10	9	(1)	2	1	4		–		25
Compensation and benefits	492	583	410	638	319	103		–		2,545
Total other operating expenses	320	333	267	556	128	105		–		1,709
of which general and administrative expenses	270	279	207	426	124	89		–		1,395
Total operating expenses	812	916	677	1,194	447	208		–		4,254
Income/(loss) before taxes	654	444	237	357	6	(396)		–		1,302
Return on regulatory capital (%)	20.1	28.9	17.0	11.0	0.8	–		–		11.6
Cost/income ratio (%)	55.0	66.9	74.2	76.9	98.5	–		–		76.2
Total assets	229,705	94,591	106,592	217,930	17,667	117,731		–		784,216
Goodwill	612	1,530	1,496	460	633	0		–		4,731
Risk-weighted assets	76,973	43,505	37,009	58,146	26,112	49,053		–		290,798
Leverage exposure	261,165	101,263	112,060	254,198	42,846	126,384		–		897,916
1Q19 (CHF million)
Net revenues	1,379	1,417	854	1,472	356	(91)		–		5,387
Provision for credit losses	29	10	17	11	8	6		–		81
Compensation and benefits	475	578	388	636	311	130		–		2,518
Total other operating expenses	325	306	266	543	130	156		–		1,726
of which general and administrative expenses	270	252	209	415	127	140		–		1,413
Total operating expenses	800	884	654	1,179	441	286		–		4,244
Income/(loss) before taxes	550	523	183	282	(93)	(383)		–		1,062
Return on regulatory capital (%)	17.1	35.4	13.5	8.9	(10.6)	–		–		9.5
Cost/income ratio (%)	58.0	62.4	76.6	80.1	123.9	–		–		78.8
Total assets	228,664	93,968	105,868	227,482	17,494	120,160		–		793,636
Goodwill	619	1,560	1,518	467	643	0		–		4,807
Risk-weighted assets	76,757	42,571	37,826	58,131	24,760	50,053		–		290,098
Leverage exposure	259,380	100,552	110,684	259,420	42,161	129,617		–		901,814
2Q18 (CHF million)
Net revenues	1,419	1,344	914	1,426	644	24		(176)		5,595
Provision for credit losses	35	5	7	12	15	0		(1)		73
Compensation and benefits	485	565	390	595	367	74		71		2,547
Total other operating expenses	346	341	300	671	152	(9)		122		1,923
of which general and administrative expenses	259	253	227	484	120	(30)		107		1,420
of which restructuring expenses	27	28	20	56	31	0		13		175
Total operating expenses	831	906	690	1,266	519	65		193		4,470
Income/(loss) before taxes	553	433	217	148	110	(41)		(368)		1,052
Return on regulatory capital (%)	17.7	31.8	14.8	4.2	13.9	–		–		9.1
Cost/income ratio (%)	58.6	67.4	75.5	88.8	80.6	–		–		79.9
Total assets	220,030	92,622	109,336	228,941	18,546	101,244		27,439		798,158
Goodwill	615	1,563	1,513	465	641	0		0		4,797
Risk-weighted assets	72,700	38,791	33,577	58,918	22,520	30,171		20,448		277,125
Leverage exposure	252,173	99,109	117,721	266,020	43,441	102,846		38,692		920,002
1
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit and is separately disclosed within the Corporate Center.

Overview of Results (continued)
in / end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	[1]	Strategic Resolution Unit	[1]	Credit Suisse
6M19 (CHF million)
Net revenues	2,855	2,786	1,767	3,025	810	(275)		–		10,968
Provision for credit losses	39	19	16	13	9	10		–		106
Compensation and benefits	967	1,161	798	1,274	630	233		–		5,063
Total other operating expenses	645	639	533	1,099	258	261		–		3,435
of which general and administrative expenses	540	531	416	841	251	229		–		2,808
Total operating expenses	1,612	1,800	1,331	2,373	888	494		–		8,498
Income/(loss) before taxes	1,204	967	420	639	(87)	(779)		–		2,364
Return on regulatory capital (%)	18.6	32.2	15.3	10.0	(4.7)	–		–		10.6
Cost/income ratio (%)	56.5	64.6	75.3	78.4	109.6	–		–		77.5
6M18 (CHF million)
Net revenues	2,850	2,747	1,905	2,972	1,172	(36)		(379)		11,231
Provision for credit losses	69	4	17	16	16	0		(1)		121
Compensation and benefits	972	1,152	801	1,212	683	129		136		5,085
Total other operating expenses	693	674	636	1,301	304	48		263		3,919
of which general and administrative expenses	517	507	486	937	241	7		233		2,928
of which restructuring expenses	55	54	26	98	61	1		24		319
Total operating expenses	1,665	1,826	1,437	2,513	987	177		399		9,004
Income/(loss) before taxes	1,116	917	451	443	169	(213)		(777)		2,106
Return on regulatory capital (%)	17.7	33.6	15.9	6.5	11.1	–		–		9.1
Cost/income ratio (%)	58.4	66.5	75.4	84.6	84.2	–		–		80.2
1
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit and is separately disclosed within the Corporate Center.

Income tax expense
In 2Q19, income tax expense of CHF 365 million mainly reflected the impact of the continuous reassessment of the estimated annual effective tax rate, which was impacted by the non-deductible funding costs as well as valuation allowances relating to current year earnings. Additionally, the 2Q19 tax expense was positively impacted by the release of previously unrecognized tax benefits, partially offset by the impact of shortfall tax charges on share-based compensation delivered in this period. The Credit Suisse effective tax rate was 28.0% in 2Q19 compared to 29.5% in 1Q19. Overall, net deferred tax assets decreased CHF 321 million to CHF 4,143 million during 2Q19, mainly driven by pension liabilities, earnings and foreign exchange impacts, partially offset by own credit movements. Deferred tax assets on net operating losses increased CHF 64 million to CHF 1,678 million during 2Q19.
The US tax reform enacted on December 22, 2017 resulted in a reduction of the federal corporate income tax rate from 35% to 21%, effective as of January 1, 2018.
The reform also introduced the US base erosion and anti-abuse tax (BEAT), effective as of January 1, 2018. On the basis of the current analysis of the BEAT tax regime, following the draft regulations issued by the US Department of Treasury on December 13, 2018, Credit Suisse considers it as more likely than not that the Group will be subject to this regime in 2019, with an expected impact on the group tax rate similar to 2018. The finalization of the US BEAT regulations is expected to occur in 2019, at which point the above BEAT positions for the tax years 2018 and 2019 will need to be re-assessed.
Prospectively, additional tax regulations of the US tax reform may also impact Credit Suisse.
Regulatory capital
As of the end of 2Q19, our Bank for International Settlements (BIS) common equity tier 1 (CET1) ratio was 12.5% and our risk-weighted assets were CHF 290.8 billion.
> Refer to “Capital management” in II – Treasury, risk, balance sheet and off-balance sheet for further information on regulatory capital.

Reconciliation of adjusted results
Adjusted results referred to in this document are non-GAAP financial measures that exclude certain items included in our reported results. During the implementation of our strategy, it was important to measure the progress achieved by our underlying business performance. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures. The Group completed its three-year restructuring plan outlined in 2015 at the end of 2018. Any subsequent expenses incurred such as severance payments or charges in relation to the termination of real estate contracts are recorded as ordinary compensation or other expenses in our reported results and are no longer excluded from adjusted results.
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	[1]	Strategic Resolution Unit	[1]	Credit Suisse
2Q19 (CHF million)
Net revenues	1,476	1,369	913	1,553	454	(184)		–		5,581
Real estate (gains)/losses	(87)	(13)	0	0	0	25		–		(75)
Net revenues adjusted	1,389	1,356	913	1,553	454	(159)		–		5,506
Provision for credit losses	10	9	(1)	2	1	4		–		25
Total operating expenses	812	916	677	1,194	447	208		–		4,254
Major litigation provisions	(3)	0	0	0	0	(26)		–		(29)
Expenses related to real estate disposals	0	(2)	0	(9)	(5)	0		–		(16)
Total operating expenses adjusted	809	914	677	1,185	442	182		–		4,209
Income/(loss) before taxes	654	444	237	357	6	(396)		–		1,302
Total adjustments	(84)	(11)	0	9	5	51		–		(30)
Adjusted income/(loss) before taxes	570	433	237	366	11	(345)		–		1,272
Adjusted return on regulatory capital (%)	17.5	28.2	17.0	11.3	1.4	–		–		11.3
1Q19 (CHF million)
Net revenues	1,379	1,417	854	1,472	356	(91)	–	5,387
Real estate gains	(30)	0	0	0	0	0	–	(30)
Net revenues adjusted	1,349	1,417	854	1,472	356	(91)	–	5,357
Provision for credit losses	29	10	17	11	8	6	–	81
Total operating expenses	800	884	654	1,179	441	286	–	4,244
Major litigation provisions	0	27	0	0	0	(33)	–	(6)
Expenses related to real estate disposals	(10)	(10)	0	(8)	(7)	0	–	(35)
Total operating expenses adjusted	790	901	654	1,171	434	253	–	4,203
Income/(loss) before taxes	550	523	183	282	(93)	(383)	–	1,062
Total adjustments	(20)	(17)	0	8	7	33	–	11
Adjusted income/(loss) before taxes	530	506	183	290	(86)	(350)	–	1,073
Adjusted return on regulatory capital (%)	16.5	34.3	13.5	9.2	(9.9)	–	–	9.6
2Q18 (CHF million)
Net revenues	1,419	1,344	914	1,426	644	24	(176)	5,595
Provision for credit losses	35	5	7	12	15	0	(1)	73
Total operating expenses	831	906	690	1,266	519	65	193	4,470
Restructuring expenses	(27)	(28)	(20)	(56)	(31)	0	(13)	(175)
Major litigation provisions	0	0	(29)	0	0	0	(26)	(55)
Expenses related to business sales	0	0	0	0	0	0	(1)	(1)
Total operating expenses adjusted	804	878	641	1,210	488	65	153	4,239
Income/(loss) before taxes	553	433	217	148	110	(41)	(368)	1,052
Total adjustments	27	28	49	56	31	0	40	231
Adjusted income/(loss) before taxes	580	461	266	204	141	(41)	(328)	1,283
Adjusted return on regulatory capital (%)	18.6	33.9	18.3	5.8	17.8	–	–	11.1
1
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit and is separately disclosed within the Corporate Center.

Reconciliation of adjusted results (continued)
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	[1]	Strategic Resolution Unit	[1]	Credit Suisse
6M19 (CHF million)
Net revenues	2,855	2,786	1,767	3,025	810	(275)		–		10,968
Real estate (gains)/losses	(117)	(13)	0	0	0	25		–		(105)
Net revenues adjusted	2,738	2,773	1,767	3,025	810	(250)		–		10,863
Provision for credit losses	39	19	16	13	9	10		–		106
Total operating expenses	1,612	1,800	1,331	2,373	888	494		–		8,498
Major litigation provisions	(3)	27	0	0	0	(59)		–		(35)
Expenses related to real estate disposals	(10)	(12)	0	(17)	(12)	0		–		(51)
Total operating expenses adjusted	1,599	1,815	1,331	2,356	876	435		–		8,412
Income/(loss) before taxes	1,204	967	420	639	(87)	(779)		–		2,364
Total adjustments	(104)	(28)	0	17	12	84		–		(19)
Adjusted income/(loss) before taxes	1,100	939	420	656	(75)	(695)		–		2,345
Adjusted return on regulatory capital (%)	17.0	31.3	15.3	10.3	(4.1)	–		–		10.5
6M18 (CHF million)
Net revenues	2,850	2,747	1,905	2,972	1,172	(36)	(379)	11,231
Real estate gains	0	0	0	0	0	0	(1)	(1)
(Gains)/losses on business sales	(37)	(36)	0	0	0	0	0	(73)
Net revenues adjusted	2,813	2,711	1,905	2,972	1,172	(36)	(380)	11,157
Provision for credit losses	69	4	17	16	16	0	(1)	121
Total operating expenses	1,665	1,826	1,437	2,513	987	177	399	9,004
Restructuring expenses	(55)	(54)	(26)	(98)	(61)	(1)	(24)	(319)
Major litigation provisions	0	0	(77)	0	0	0	(63)	(140)
Expenses related to business sales	0	0	0	0	0	0	(1)	(1)
Total operating expenses adjusted	1,610	1,772	1,334	2,415	926	176	311	8,544
Income/(loss) before taxes	1,116	917	451	443	169	(213)	(777)	2,106
Total adjustments	18	18	103	98	61	1	87	386
Adjusted income/(loss) before taxes	1,134	935	554	541	230	(212)	(690)	2,492
Adjusted return on regulatory capital (%)	18.0	34.3	19.6	7.9	15.2	–	–	10.8
1
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit and is separately disclosed within the Corporate Center.

Results by business activity
	2Q19									1Q19
in	Swiss Universal Bank	International Wealth Management	Asia Pacific		Global Markets	Investment Banking & Capital Markets	Corporate Center	[1]	Credit Suisse	Credit Suisse
Related to private banking (CHF million)
Net revenues	828	989	437		–	–	–		2,254	2,159
of which net interest income	419	372	168		–	–	–		959	928
of which recurring	202	295	106		–	–	–		603	601
of which transaction-based	120	310	163		–	–	–		593	600
Provision for credit losses	10	7	0		–	–	–		17	21
Total operating expenses	462	642	272		–	–	–		1,376	1,332
Income before taxes	356	340	165		–	–	–		861	806
Related to corporate & institutional banking (CHF million)
Net revenues	648	–	–		–	–	–		648	637
of which net interest income	303	–	–		–	–	–		303	307
of which recurring	165	–	–		–	–	–		165	160
of which transaction-based	195	–	–		–	–	–		195	187
Provision for credit losses	0	–	–		–	–	–		0	18
Total operating expenses	350	–	–		–	–	–		350	342
Income before taxes	298	–	–		–	–	–		298	277
Related to investment banking (CHF million)
Net revenues	–	–	476		1,553	454	–		2,483	2,284
of which fixed income sales and trading	–	–	87		899	–	–		986	981
of which equity sales and trading	–	–	212		509	–	–		721	738
of which underwriting and advisory	–	–	177	[2]	238	480	–		895	692
Provision for credit losses	–	–	(1)		2	1	–		2	36
Total operating expenses	–	–	405		1,194	447	–		2,046	2,007
Income before taxes	–	–	72		357	6	–		435	241
Related to asset management (CHF million)
Net revenues	–	380	–		–	–	–		380	398
Provision for credit losses	–	2	–		–	–	–		2	0
Total operating expenses	–	274	–		–	–	–		274	277
Income before taxes	–	104	–		–	–	–		104	121
Related to corporate center (CHF million)
Net revenues	–	–	–		–	–	(184)		(184)	(91)
Provision for credit losses	–	–	–		–	–	4		4	6
Total operating expenses	–	–	–		–	–	208		208	286
Income/(loss) before taxes	–	–	–		–	–	(396)		(396)	(383)
Total (CHF million)
Net revenues	1,476	1,369	913		1,553	454	(184)		5,581	5,387
Provision for credit losses	10	9	(1)		2	1	4		25	81
Total operating expenses	812	916	677		1,194	447	208		4,254	4,244
Income/(loss) before taxes	654	444	237		357	6	(396)		1,302	1,062
Certain transaction-based revenues in Swiss Universal Bank and certain fixed income and equity sales and trading revenues in Asia Pacific and Global Markets relate to the Group’s global advisory and underwriting business. Refer to “Global advisory and underwriting revenues” in Investment Banking & Capital Markets for further information.

1
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit and is separately disclosed within the Corporate Center.

2 Reflects certain financing revenues in Asia Pacific that are not included in the Group’s global advisory and underwriting revenues.

Results by business activity (continued)
	6M19
in	Swiss Universal Bank	International Wealth Management	Asia Pacific		Global Markets	Investment Banking & Capital Markets	Corporate Center	[1]	Credit Suisse
Related to private banking (CHF million)
Net revenues	1,570	2,008	835		–	–	–		4,413
of which net interest income	831	742	314		–	–	–		1,887
of which recurring	401	590	213		–	–	–		1,204
of which transaction-based	221	664	308		–	–	–		1,193
Provision for credit losses	21	17	0		–	–	–		38
Total operating expenses	920	1,249	539		–	–	–		2,708
Income before taxes	629	742	296		–	–	–		1,667
Related to corporate & institutional banking (CHF million)
Net revenues	1,285	–	–		–	–	–		1,285
of which net interest income	610	–	–		–	–	–		610
of which recurring	325	–	–		–	–	–		325
of which transaction-based	382	–	–		–	–	–		382
Provision for credit losses	18	–	–		–	–	–		18
Total operating expenses	692	–	–		–	–	–		692
Income before taxes	575	–	–		–	–	–		575
Related to investment banking (CHF million)
Net revenues	–	–	932		3,025	810	–		4,767
of which fixed income sales and trading	–	–	178		1,789	–	–		1,967
of which equity sales and trading	–	–	410		1,049	–	–		1,459
of which underwriting and advisory	–	–	344	[2]	379	864	–		1,587
Provision for credit losses	–	–	16		13	9	–		38
Total operating expenses	–	–	792		2,373	888	–		4,053
Income/(loss) before taxes	–	–	124		639	(87)	–		676
Related to asset management (CHF million)
Net revenues	–	778	–		–	–	–		778
Provision for credit losses	–	2	–		–	–	–		2
Total operating expenses	–	551	–		–	–	–		551
Income before taxes	–	225	–		–	–	–		225
Related to corporate center (CHF million)
Net revenues	–	–	–		–	–	(275)		(275)
Provision for credit losses	–	–	–		–	–	10		10
Total operating expenses	–	–	–		–	–	494		494
Loss before taxes	–	–	–		–	–	(779)		(779)
Total (CHF million)
Net revenues	2,855	2,786	1,767		3,025	810	(275)		10,968
Provision for credit losses	39	19	16		13	9	10		106
Total operating expenses	1,612	1,800	1,331		2,373	888	494		8,498
Income/(loss) before taxes	1,204	967	420		639	(87)	(779)		2,364
Certain transaction-based revenues in Swiss Universal Bank and certain fixed income and equity sales and trading revenues in Asia Pacific and Global Markets relate to the Group’s global advisory and underwriting business. Refer to “Global advisory and underwriting revenues” in Investment Banking & Capital Markets for further information.

1
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit and is separately disclosed within the Corporate Center.

2 Reflects certain financing revenues in Asia Pacific that are not included in the Group’s global advisory and underwriting revenues.

Employees and other headcount
In 2Q19, as part of a review of headcount allocation keys, we recalibrated the divisional allocations for corporate function services mainly relating to the wind-down of the Strategic Resolution Unit and changes in the utilization of corporate function services by the divisions. Prior period headcount allocations have not been restated.
There were 46,360 Group employees as of the end of 2Q19, a net increase of 160 compared to 1Q19, primarily reflecting increases in Global Markets and Swiss Universal Bank, partially offset by decreases in International Wealth Management and the Corporate Center. The number of outsourced roles, contractors and consultants decreased by 340 compared to 1Q19.
Employees and other headcount
end of	2Q19	1Q19	2Q18
Employees (full-time equivalents)
Swiss Universal Bank	12,190	11,980	12,180
International Wealth Management	10,120	10,400	10,070
Asia Pacific	7,800	7,680	7,170
Global Markets	11,830	11,460	11,270
Investment Banking & Capital Markets	3,090	3,080	3,040
Strategic Resolution Unit [1]	–	–	1,390
Corporate Center [1]	1,330	1,600	310
Total employees	46,360	46,200	45,430
Other headcount
Outsourced roles, contractors and consultants [2]	13,180	13,520	13,720
Total employees and other headcount	59,540	59,720	59,150
1 Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group.
2 Excludes the headcount of certain managed service resources which are related to fixed fee projects.
Other information
Format of presentation
In managing our business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, specific individual revenue categories in isolation may not be indicative of performance.
Certain reclassifications have been made to prior periods to conform to the current presentation.
Awards
Credit Suisse received a number of significant Euromoney Awards for Excellence 2019, including:
■ The World’s Best Bank for Wealth Management;
■ Switzerland’s Best Bank;
■ Switzerland’s Best Investment Bank;
■ Best Bank for Wealth Management in Latin America;
■ Best Bank for Wealth Management in the Middle East;
■ Asia’s Best Bank for Wealth Management; and
■ Western Europe’s Best Bank for Advisory.
Return on regulatory capital
Credit Suisse measures firm-wide returns against total shareholders’ equity and tangible shareholders’ equity (a non-GAAP financial measure). In addition, it also measures the efficiency of the firm and its divisions with regard to the usage of capital as determined by the minimum requirements set by regulators. This regulatory capital is calculated as the worst of 10% of risk-weighted assets and 3.5% of leverage exposure. Return on regulatory capital is calculated using income/(loss) after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average risk-weighted assets and 3.5% of average leverage exposure. These percentages are used in the calculation in order to reflect the 2019 fully phased in Swiss regulatory minimum requirements for Basel III CET1 capital and leverage ratio. For Global Markets and Investment Banking & Capital Markets, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology used to calculate return on regulatory capital.
Management changes
Effective July 1, 2019, Philipp Wehle was appointed to the Executive Board as Chief Executive Officer (CEO) of International Wealth Management. Iqbal Khan stepped down from the Executive Board and his position as CEO of International Wealth Management.
Credit Suisse InvestLab AG
In June 2019, we announced an agreement with Allfunds Group (Allfunds) to combine our open architecture investment fund platform, Credit Suisse InvestLab AG, with Allfunds. The transaction comprises the transfer of all shares in Credit Suisse InvestLab AG, including the service agreements and related distribution agreements of Credit Suisse AG, to Allfunds. The transaction, which is subject to customary closing conditions including anti-trust and regulatory approvals, will be implemented in staggered closings, with the first closing expected in 3Q19. As part of this combination, Credit Suisse AG will become a minority shareholder of up to 18% in the combined business and will be represented on the board of directors. Going forward, Credit Suisse AG will utilize the combined business platform to distribute mutual funds and exchange-traded funds.
> Refer to “Note 3 – Business developments and subsequent events” in III – Condensed consolidated financial statements – unaudited for further information.

Fair valuations
Fair value can be a relevant measurement for financial instruments when it aligns the accounting for these instruments with how we manage our business. The levels of the fair value hierarchy as defined by the relevant accounting guidance are not a measurement of economic risk, but rather an indication of the observability of prices or valuation inputs.
As of the end of 2Q19, 38% and 26% of our total assets and total liabilities, respectively, were measured at fair value.
The majority of our level 3 assets are recorded in our investment banking businesses. As of the end of 2Q19, total assets at fair value recorded as level 3 decreased CHF 1.1 billion to CHF 15.1 billion compared to the end of 1Q19, primarily reflecting net transfers, net sales and a negative foreign exchange impact, all mainly in trading assets, partially offset by net realized/unrealized losses, mainly in trading assets.
As of the end of 2Q19, our level 3 assets comprised 2% of total assets and 5% of total assets measured at fair value, stable compared to the end of 1Q19.
We believe that the range of any valuation uncertainty, in the aggregate, would not be material to our financial condition; however, it may be material to our operating results for any particular period, depending, in part, upon the operating results for such period.
> Refer to “Fair valuations” in II –Operating and financial review – Credit Suisse in the Credit Suisse Annual Report 2018 and “Note 31 – Financial instruments” in III – Condensed consolidated financial statements – unaudited for further information.
Regulatory developments and proposals
Government leaders and regulators continued to focus on reform of the financial services industry, including capital, leverage and liquidity requirements, changes in compensation practices and systemic risk.
On May 10, 2019, the US Securities and Exchange Commission (SEC) proposed rule amendments and guidance addressing the cross-border application of certain security-based swap dealer requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act). The proposal would, among other changes, create a conditional exception from the requirement that security-based swaps between a non-US counterparty and a non-US security-based swap dealer that are arranged, negotiated or executed by US personnel acting for the non-US security-based swap dealer count towards the de minimis threshold above which the non-US security-based swap dealer must register with the SEC. The proposal also would clarify certain aspects of requirements that a non-US security-based swap dealer submit a certification and legal opinion regarding SEC access to books and records when it registers with the SEC, and it would create exceptions from background check requirements for certain non-US personnel of a security-based swap dealer. Although the proposal would alleviate some issues that the security-based swap dealer requirements pose to non-US firms who conduct US security-based swap business, including Credit Suisse, our cross-border security-based swap business may be negatively impacted unless the SEC makes further changes to the requirements before they take effect.
On September 28, 2018, the Tax Proposal 17 or the Federal Act on Tax Reform and AHV Financing (TRAF) was adopted by the Swiss Parliament. In January 2019, the optional referendum was called, and on May 19, 2019 the Swiss public voted in favor of TRAF. Following the adoption by the Swiss public, the main provisions will now enter into force on January 1, 2020, with some provisions having already become effective on January 1, 2019, including certain provisions on step-up. As a result of the adoption of TRAF, several cantons have released cantonal laws implementing the applicable measures and cut the effective tax rates to as low as 12%, subject in each case to a potential cantonal referendum. These cantonal laws are also expected to enter into effect on January 1, 2020.
On June 5, 2019, the SEC finalized capital, margin and segregation requirements for security-based swap dealers. For the most part, we expect these requirements to apply to our non-bank derivatives dealer entities, Credit Suisse Capital LLC (CSC) and Credit Suisse Securities Europe Limited (CSSEL). We do not expect a significant impact to CSC because it is already subject to SEC capital requirements as an over-the-counter derivatives dealer registered with the SEC, the SEC’s new margin requirements are aligned in key respects with Commodity Futures Trading Commission (CFTC) margin requirements that already apply to CSC as a CFTC-registered swap dealer, and CSC should be eligible for exemption from certain SEC segregation requirements. CSSEL may, with further approval by the SEC, be able to satisfy SEC capital and margin requirements through substituted compliance with comparable UK requirements and may also be eligible for exemption from certain SEC segregation requirements. If, however, CSSEL is unable to rely on substituted compliance in connection with SEC capital and margin requirements, it will face conflicts between SEC and UK requirements that could prevent it from continuing to trade security-based swaps with US persons. These requirements, as well as other SEC rules applicable to security-based swap dealers, will take effect 18 months after the later of when the SEC finalizes the cross-border proposal noted above or it finalizes recordkeeping and financial reporting rules for security-based swap dealers.
On June 5, 2019, the SEC adopted Regulation Best Interest (Regulation BI), requiring all broker-dealers, when recommending any securities transaction or investment strategy involving securities to a retail customer, to act in the customer’s best interest and not place its own financial or other interests ahead of the customer’s. Under Regulation BI, a broker-dealer will need to (1) adopt policies and procedures to comply with Regulation BI, including its underlying disclosure, care, and conflict of interest obligations and (2) fully and fairly disclose all material facts relating to the scope and terms of its relationship with the retail customer and to conflicts of interest associated with the recommendation. The SEC simultaneously adopted the “Form CRS” disclosure requirement, obligating all broker-dealers to deliver a relationship summary to any retail customer at the initiation of the relationship. Both Regulation BI and Form CRS enter into force June 30, 2020.
On June 21, 2019, the Board of Governors of the US Federal Reserve (Fed) released the results of its Dodd-Frank Act stress tests, followed by the results of its annual Comprehensive Capital Analysis and Review (CCAR) on June 27, 2019. Our US intermediate holding company (IHC) was projected to maintain capital ratios above minimum regulatory requirements in the adverse and severely adverse supervisory stress scenarios. The Fed did not object to our US IHC’s proposed capital plan, but did issue a conditional non objection after identifying weaknesses in our capital adequacy planning process regarding the assumptions used to project stressed trading losses. The Fed is requiring us to address these weaknesses by October 27, 2019. Until we satisfactorily address these identified weaknesses, the Fed has restricted our US IHC’s planned capital distributions to the amount the US IHC was authorized to pay under its 2018 capital plan.
On June 27, 2019, the amendments to the Capital Requirements Regulation (through the amending Regulation CRR II), the Capital Requirements Directive IV (through the amending Regulation CRD V) and the EU Bank Recovery and Resolution Directive (through the amending Regulation BRRD II) entered into force. These amendments implement, among others, the Financial Stability Board standards for Total Loss Absorbing Capacity (TLAC), together with various agreed reforms to the Basel III prudential framework (including the final Basel III leverage ratio and net stable funding ratio requirements, and substantial changes to the market risk framework), as well as related EU-specific reforms, such as a new requirement for non-EU banking groups with two or more institutions and at least EUR 40 billion of assets in the European Union (EU) to establish an EU intermediate financial holding company that would be subject to consolidated prudential supervision in the EU. While the majority of the CRR II will only apply from June 28, 2021, certain requirements, such as the new TLAC requirements, applied immediately on entry into force. EU member states will be required to adopt national legislative measures necessary to comply with CRD V and BRRD II by December 28, 2020. The requirement for an intermediate holding company will be delayed until December 2023.
On December 21, 2017, the European Commission recognized the equivalence of the Swiss legal and supervisory framework for trading venues with that of the EU for a temporary period of one year, which it later extended until June 30, 2019. The recognition allowed EU investment firms to meet the applicable share trading obligation pursuant to the Markets in Financial Instruments Regulation (MiFIR) on Swiss trading venues. As the European Commission did not extend the recognition beyond June 30, 2019, since July 1, 2019 EU investment firms are, in principle, prohibited from trading in certain equity securities of companies domiciled in Switzerland on Swiss trading venues. On June 27, 2019, the Swiss Federal Department of Finance (FDF) announced that it will activate protective measures in Switzerland to ensure the functioning of Swiss trading venues. Since July 1, 2019, trading venues, including trading venues domiciled in the EU, require a recognition by FINMA if they offer or facilitate trading in certain equity securities of Swiss companies. With effect from July 1, 2019, the FDF placed the EU on a list of jurisdictions for which no such recognition will be granted, effectively prohibiting trading venues domiciled in the EU from offering or facilitating trading in certain equity securities of Swiss companies as of such date.
On July 17, 2019, the US Senate approved the 2009 protocol (the Protocol) amending the double taxation agreement regarding income tax between Switzerland and the USA (DTA). The Protocol had been approved by the Swiss Federal Assembly on June 18, 2010. Formally, the Protocol will enter into force once the instruments of ratification are exchanged. The Protocol introduces a mechanism for the exchange of information upon request in tax matters between Switzerland and the USA, which is in line with international standards, and allows the US to make group requests under FATCA concerning non-consenting US accounts and non-consenting non-participating foreign financial institutions for periods from June 30, 2014. The Protocol further erases the differentiation between tax evasion and tax fraud in the context of administrative assistance to permit any exchanges of information as may be relevant to the administration or enforcement of the domestic laws concerning taxes. Among other things, the Protocol permits information requests concerning facts from September 23, 2009 onwards (date of signature of the Protocol).
On July 26, 2019, the Swiss Federal Supreme Court rendered a judgment allowing the Swiss Federal Tax Authority (FTA) to provide the French Direction Générale des Finances Publiques (DGFP) information on the identity of approximately 40,000 clients of UBS. With this decision the Court confirmed the FTA’s original decision and the recent practice taken by this authority in administrative assistance in tax matters. Credit Suisse was not a party to the proceedings. Once the written judgment has been published, Credit Suisse will analyze the effects the judgment may have.
> Refer to “Regulation and supervision” in I – Information on the company in the Credit Suisse Annual Report 2018 for further information and “Regulatory framework” and “Regulatory developments and proposals” in II – Treasury, risk, balance sheet and off-balance sheet – Liquidity and funding management and Capital management, respectively, for further information.

Swiss Universal Bank
In 2Q19, we reported income before taxes of CHF 654 million and net revenues of CHF 1,476 million. Income before taxes increased 18% compared to 2Q18 and 19% compared to 1Q19.
Results summary
2Q19 results
In 2Q19, income before taxes of CHF 654 million increased 18% compared to 2Q18. Net revenues of CHF 1,476 million increased 4%, mainly reflecting gains on the sale of real estate of CHF 87 million in Private Clients, partially offset by lower recurring commissions and fees and slightly lower net interest income. Provision for credit losses was CHF 10 million compared to CHF 35 million in 2Q18. Total operating expenses of CHF 812 million were slightly lower, mainly reflecting the restructuring expenses incurred in 2Q18 and lower commission expenses, partially offset by higher general and administrative expenses.
Compared to 1Q19, income before taxes increased 19%. Net revenues increased 7%, mainly reflecting higher gains on the sale of real estate in Private Clients and higher transaction-based revenues. Provision for credit losses was CHF 10 million compared to CHF 29 million in 1Q19. Total operating expenses were slightly higher, reflecting higher compensation and benefits, partially offset by lower commission expenses.
Capital and leverage metrics
As of the end of 2Q19, we reported risk-weighted assets of CHF 77.0 billion, stable compared to the end of 1Q19, driven by internal model and parameter updates, mainly reflecting increased operational risk as a result of updated allocation keys, and by external model and parameter updates, mainly reflecting the phase-in of the Swiss mortgage multipliers, offset by movements in risk levels and a foreign exchange impact. Leverage exposure of CHF 261.2 billion was CHF 1.8 billion higher compared to the end of 1Q19, mainly driven by large transactions and business growth.
Divisional results
	in / end of			% change		in / end of		% change
	2Q19	1Q19	2Q18	QoQ	YoY	6M19	6M18	YoY
Statements of operations (CHF million)
Net revenues	1,476	1,379	1,419	7	4	2,855	2,850	0
Provision for credit losses	10	29	35	(66)	(71)	39	69	(43)
Compensation and benefits	492	475	485	4	1	967	972	(1)
General and administrative expenses	270	270	259	0	4	540	517	4
Commission expenses	50	55	60	(9)	(17)	105	121	(13)
Restructuring expenses	–	–	27	–	–	–	55	–
Total other operating expenses	320	325	346	(2)	(8)	645	693	(7)
Total operating expenses	812	800	831	2	(2)	1,612	1,665	(3)
Income before taxes	654	550	553	19	18	1,204	1,116	8
Statement of operations metrics (%)
Return on regulatory capital	20.1	17.1	17.7	–	–	18.6	17.7	–
Cost/income ratio	55.0	58.0	58.6	–	–	56.5	58.4	–
Number of employees and relationship managers
Number of employees (full-time equivalents)	12,190	11,980	12,180	2	0	12,190	12,180	0
Number of relationship managers	1,810	1,800	1,820	1	(1)	1,810	1,820	(1)

Divisional results (continued)
	in / end of			% change		in / end of		% change
	2Q19	1Q19	2Q18	QoQ	YoY	6M19	6M18	YoY
Net revenue detail (CHF million)
Private Clients	828	742	757	12	9	1,570	1,519	3
Corporate & Institutional Clients	648	637	662	2	(2)	1,285	1,331	(3)
Net revenues	1,476	1,379	1,419	7	4	2,855	2,850	0
Net revenue detail (CHF million)
Net interest income	722	719	739	0	(2)	1,441	1,470	(2)
Recurring commissions and fees	367	359	386	2	(5)	726	766	(5)
Transaction-based revenues	315	288	305	9	3	603	604	0
Other revenues	72	13	(11)	454	–	85	10	–
Net revenues	1,476	1,379	1,419	7	4	2,855	2,850	0
Provision for credit losses (CHF million)
New provisions	31	45	48	(31)	(35)	76	95	(20)
Releases of provisions	(21)	(16)	(13)	31	62	(37)	(26)	42
Provision for credit losses	10	29	35	(66)	(71)	39	69	(43)
Balance sheet statistics (CHF million)
Total assets	229,705	228,664	220,030	0	4	229,705	220,030	4
Net loans	170,835	169,531	167,342	1	2	170,835	167,342	2
of which Private Clients	115,113	114,272	112,557	1	2	115,113	112,557	2
Risk-weighted assets	76,973	76,757	72,700	0	6	76,973	72,700	6
Leverage exposure	261,165	259,380	252,173	1	4	261,165	252,173	4
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction-based revenues arise primarily from brokerage fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction-based income. Other revenues include fair value gains/(losses) on synthetic securitized loan portfolios and other gains and losses.

Reconciliation of adjusted results
	Private Clients			Corporate & Institutional Clients			Swiss Universal Bank
in	2Q19	1Q19	2Q18	2Q19	1Q19	2Q18	2Q19	1Q19	2Q18
Adjusted results (CHF million)
Net revenues	828	742	757	648	637	662	1,476	1,379	1,419
Real estate gains	(87)	(30)	0	0	0	0	(87)	(30)	0
Adjusted net revenues	741	712	757	648	637	662	1,389	1,349	1,419
Provision for credit losses	10	11	11	0	18	24	10	29	35
Total operating expenses	462	458	478	350	342	353	812	800	831
Restructuring expenses	–	–	(17)	–	–	(10)	–	–	(27)
Major litigation provisions	0	0	0	(3)	0	0	(3)	0	0
Expenses related to real estate disposals	0	(7)	–	0	(3)	–	0	(10)	–
Adjusted total operating expenses	462	451	461	347	339	343	809	790	804
Income before taxes	356	273	268	298	277	285	654	550	553
Total adjustments	(87)	(23)	17	3	3	10	(84)	(20)	27
Adjusted income before taxes	269	250	285	301	280	295	570	530	580
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	17.5	16.5	18.6
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.

Reconciliation of adjusted results (continued)
	Private Clients		Corporate & Institutional Clients		Swiss Universal Bank
in	6M19	6M18	6M19	6M18	6M19	6M18
Adjusted results (CHF million)
Net revenues	1,570	1,519	1,285	1,331	2,855	2,850
Real estate gains	(117)	0	0	0	(117)	0
Gains on business sales	0	(19)	0	(18)	0	(37)
Adjusted net revenues	1,453	1,500	1,285	1,313	2,738	2,813
Provision for credit losses	21	21	18	48	39	69
Total operating expenses	920	965	692	700	1,612	1,665
Restructuring expenses	–	(39)	–	(16)	–	(55)
Major litigation provisions	0	0	(3)	0	(3)	0
Expenses related to real estate disposals	(7)	–	(3)	–	(10)	–
Adjusted total operating expenses	913	926	686	684	1,599	1,610
Income before taxes	629	533	575	583	1,204	1,116
Total adjustments	(110)	20	6	(2)	(104)	18
Adjusted income before taxes	519	553	581	581	1,100	1,134
Adjusted return on regulatory capital (%)	–	–	–	–	17.0	18.0
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.
Private Clients
Results details
In 2Q19, income before taxes of CHF 356 million increased 33% compared to 2Q18, driven by higher net revenues and slightly lower total operating expenses. Compared to 1Q19, income before taxes increased 30%, mainly reflecting higher net revenues.
Net revenues
Compared to 2Q18, net revenues of CHF 828 million increased 9%, mainly driven by the gains on the sale of real estate of CHF 87 million reflected in other revenues. Transaction-based revenues of CHF 120 million were slightly higher, mainly due to higher equity participations income which included a regular and a special dividend from our ownership interest in SIX Group totaling CHF 17 million, partially offset by lower fees from foreign exchange client business and lower revenues from International Trading Solutions (ITS). Net interest income of CHF 419 million was slightly lower with lower deposit margins and stable loan margins on slightly higher average deposit and loan volumes. Recurring commissions and fees of CHF 202 million decreased 4%, primarily reflecting lower revenues from our investment in Swisscard, slightly lower security account and custody services fees and slightly lower discretionary mandate management fees.
Compared to 1Q19, net revenues increased 12%, with higher revenues across all revenue categories. 2Q19 included higher gains on the sale of real estate reflected in other revenues. Transaction-based revenues were 19% higher, mainly due to higher equity participations income which included the regular and the special dividend from SIX Group. Net interest income was slightly higher with higher treasury revenues, stable loan margins on stable average loan volumes and lower deposit margins on slightly higher average deposit volumes. Recurring commissions and fees were slightly higher, primarily reflecting higher investment advisory fees, slightly higher security account and custody services fees and slightly higher discretionary mandate management fees.
Provision for credit losses
The Private Clients loan portfolio is substantially comprised of residential mortgages in Switzerland and loans collateralized by securities and, to a lesser extent, consumer finance loans.
In 2Q19, Private Clients recorded provision for credit losses of CHF 10 million compared to provision for credit losses of CHF 11 million in 2Q18 and CHF 11 million in 1Q19. The provisions were primarily related to our consumer finance business.

Results - Private Clients
	in / end of			% change		in / end of		% change
	2Q19	1Q19	2Q18	QoQ	YoY	6M19	6M18	YoY
Statements of operations (CHF million)
Net revenues	828	742	757	12	9	1,570	1,519	3
Provision for credit losses	10	11	11	(9)	(9)	21	21	0
Compensation and benefits	276	266	275	4	0	542	552	(2)
General and administrative expenses	162	167	159	(3)	2	329	321	2
Commission expenses	24	25	27	(4)	(11)	49	53	(8)
Restructuring expenses	–	–	17	–	–	–	39	–
Total other operating expenses	186	192	203	(3)	(8)	378	413	(8)
Total operating expenses	462	458	478	1	(3)	920	965	(5)
Income before taxes	356	273	268	30	33	629	533	18
Statement of operations metrics (%)
Cost/income ratio	55.8	61.7	63.1	–	–	58.6	63.5	–
Net revenue detail (CHF million)
Net interest income	419	412	430	2	(3)	831	858	(3)
Recurring commissions and fees	202	199	211	2	(4)	401	417	(4)
Transaction-based revenues	120	101	116	19	3	221	225	(2)
Other revenues	87	30	0	190	–	117	19	–
Net revenues	828	742	757	12	9	1,570	1,519	3
Margins on assets under management (annualized) (bp)
Gross margin [1]	156	143	145	–	–	150	146	–
Net margin [2]	67	53	51	–	–	60	51	–
Number of relationship managers
Number of relationship managers	1,290	1,280	1,290	1	0	1,290	1,290	0
1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.
Total operating expenses
Compared to 2Q18, total operating expenses of CHF 462 million were slightly lower, mainly reflecting the restructuring expenses incurred in 2Q18. General and administrative expenses of CHF 162 million were slightly higher. Compensation and benefits of CHF 276 million were stable.
Compared to 1Q19, total operating expenses were stable, with higher compensation and benefits, offset by slightly lower general and administrative expenses. Compensation and benefits increased 4%, mainly due to slightly higher salary expenses and higher social security expenses. General and administrative expenses were slightly lower, driven by lower allocated corporate function costs and lower occupancy expenses.
Margins
Our gross margin was 156 basis points in 2Q19, an increase of eleven basis points compared to 2Q18, primarily due to the gains on the sale of real estate, partially offset by slightly higher average assets under management, slightly lower net interest income and lower recurring commissions and fees. Compared to 1Q19, our gross margin was 13 basis points higher, mainly reflecting the higher gains on the sale of real estate and higher transaction-based revenues, partially offset by slightly higher average assets under management.
> Refer to “Assets under management” for further information.
Our net margin was 67 basis points in 2Q19, an increase of 16 basis points compared to 2Q18, primarily reflecting higher net revenues and slightly lower total operating expenses, partially offset by the slightly higher average assets under management. Compared to 1Q19, our net margin was 14 basis points higher, primarily due to higher net revenues, partially offset by the slightly higher average assets under management.
Assets under management
As of the end of 2Q19, assets under management of CHF 214.7 billion were CHF 4.0 billion higher compared to the end of 1Q19, mainly driven by favorable market movements and net new assets. Net new assets of CHF 1.2 billion reflected positive contributions from all businesses.

Assets under management – Private Clients
	in / end of			% change		in / end of		% change
	2Q19	1Q19	2Q18	QoQ	YoY	6M19	6M18	YoY
Assets under management (CHF billion)
Assets under management	214.7	210.7	207.9	1.9	3.3	214.7	207.9	3.3
Average assets under management	212.9	207.2	208.4	2.8	2.2	210.0	208.1	0.9
Assets under management by currency (CHF billion)
USD	33.2	33.1	30.1	0.3	10.3	33.2	30.1	10.3
EUR	20.7	21.0	21.8	(1.4)	(5.0)	20.7	21.8	(5.0)
CHF	151.3	147.0	145.8	2.9	3.8	151.3	145.8	3.8
Other	9.5	9.6	10.2	(1.0)	(6.9)	9.5	10.2	(6.9)
Assets under management	214.7	210.7	207.9	1.9	3.3	214.7	207.9	3.3
Growth in assets under management (CHF billion)
Net new assets	1.2	3.3	0.5	–	–	4.5	3.2	–
Other effects	2.8	9.4	0.7	–	–	12.2	(3.6)	–
of which market movements	3.9	9.4	0.8	–	–	13.3	(2.8)	–
of which foreign exchange	(1.1)	0.4	0.6	–	–	(0.7)	0.2	–
of which other	0.0	(0.4)	(0.7)	–	–	(0.4)	(1.0)	–
Growth in assets under management	4.0	12.7	1.2	–	–	16.7	(0.4)	–
Growth in assets under management (annualized) (%)
Net new assets	2.3	6.7	1.0	–	–	4.5	3.1	–
Other effects	5.3	19.0	1.3	–	–	12.4	(3.5)	–
Growth in assets under management (annualized)	7.6	25.7	2.3	–	–	16.9	(0.4)	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	2.1	1.7	2.1	–	–	–	–	–
Other effects	1.2	0.2	1.1	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	3.3	1.9	3.2	–	–	–	–	–
Corporate & Institutional Clients
Results details
In 2Q19, income before taxes of CHF 298 million was 5% higher compared to 2Q18, mainly reflecting lower provision for credit losses, partially offset by slightly lower net revenues. Compared to 1Q19, income before taxes was 8% higher, driven by lower provision for credit losses.
Net revenues
Compared to 2Q18, net revenues of CHF 648 million decreased slightly, driven by lower recurring commissions and fees and slightly lower net interest income, partially offset by slightly higher transaction-based revenues. Recurring commissions and fees of CHF 165 million were 6% lower, mainly due to lower fees from lending activities, decreased banking services fees and lower investment product management fees, partially offset by higher wealth structuring solution fees and higher discretionary mandate management fees. Net interest income of CHF 303 million decreased slightly, with lower treasury revenues, stable loan margins on slightly higher average loan volumes and higher deposit margins on stable average deposit volumes. Transaction-based revenues of CHF 195 million were slightly higher, mainly due to higher equity participations income, higher corporate advisory and higher brokerage and product issuing fees, partially offset by lower revenues from ITS and lower fees from foreign exchange client business. Equity participations income in 2Q19 included a regular and a special dividend from SIX Group totaling CHF 18 million.

Results – Corporate & Institutional Clients
	in / end of			% change		in / end of		% change
	2Q19	1Q19	2Q18	QoQ	YoY	6M19	6M18	YoY
Statements of operations (CHF million)
Net revenues	648	637	662	2	(2)	1,285	1,331	(3)
Provision for credit losses	0	18	24	(100)	(100)	18	48	(63)
Compensation and benefits	216	209	210	3	3	425	420	1
General and administrative expenses	108	103	100	5	8	211	196	8
Commission expenses	26	30	33	(13)	(21)	56	68	(18)
Restructuring expenses	–	–	10	–	–	–	16	–
Total other operating expenses	134	133	143	1	(6)	267	280	(5)
Total operating expenses	350	342	353	2	(1)	692	700	(1)
Income before taxes	298	277	285	8	5	575	583	(1)
Statement of operations metrics (%)
Cost/income ratio	54.0	53.7	53.3	–	–	53.9	52.6	–
Net revenue detail (CHF million)
Net interest income	303	307	309	(1)	(2)	610	612	0
Recurring commissions and fees	165	160	175	3	(6)	325	349	(7)
Transaction-based revenues	195	187	189	4	3	382	379	1
Other revenues	(15)	(17)	(11)	(12)	36	(32)	(9)	256
Net revenues	648	637	662	2	(2)	1,285	1,331	(3)
Number of relationship managers
Number of relationship managers	520	520	530	0	(2)	520	530	(2)
Compared to 1Q19, net revenues increased slightly, mainly reflecting higher transaction-based revenues and slightly higher recurring commissions and fees. Transaction-based revenues increased 4%, mainly due to higher equity participations income which included the regular and the special dividend from SIX Group, higher revenues from our Swiss investment banking business, higher corporate advisory and higher brokerage and product issuing fees, partially offset by lower revenues from ITS. Recurring commissions and fees were slightly higher, mainly reflecting higher wealth structuring solution fees. Net interest income was stable with lower deposit margins on slightly lower average deposit volumes and stable loan margins on stable average loan volumes.
Provision for credit losses
The Corporate & Institutional Clients loan portfolio has relatively low concentrations and is mainly secured by real estate, securities and other financial collateral.
In 2Q19, Corporate & Institutional Clients recorded zero provision for credit losses compared to provision for credit losses of CHF 18 million in 1Q19 and CHF 24 million in 2Q18.
Total operating expenses
Compared to 2Q18, total operating expenses of CHF 350 million were stable, reflecting the restructuring expenses incurred in 2Q18 and lower commission expenses, offset by higher general and administrative expenses and slightly higher compensation and benefits. General and administrative expenses of CHF 108 million increased 8%, mainly reflecting higher allocated corporate function costs. Compensation and benefits of CHF 216 million were slightly higher, primarily driven by higher deferred compensation expenses from prior-year awards, higher pension expenses and slightly higher salary expenses.
Compared to 1Q19, total operating expenses increased slightly, mainly reflecting slightly higher compensation and benefits and higher general and administrative expenses. Compensation and benefits increased slightly mainly due to higher salary expenses and higher allocated corporate function costs. General and administrative expenses increased 5%, mainly driven by higher allocated corporate function costs.
Assets under management
As of the end of 2Q19, assets under management of CHF 410.7 billion were CHF 14.8 billion higher compared to the end of 1Q19, mainly driven by net new assets and favorable market movements. Net new assets of CH 8.9 billion primarily reflected inflows from our pension business.

International Wealth Management
In 2Q19, we reported income before taxes of CHF 444 million and net revenues of CHF 1,369 million. Income before taxes was slightly higher compared to 2Q18 and 15% lower compared to 1Q19.
Results summary
2Q19 results
In 2Q19, income before taxes of CHF 444 million increased slightly compared to 2Q18. Net revenues of CHF 1,369 million were slightly higher, mainly reflecting higher transaction- and performance-based revenues, partially offset by lower net interest income and slightly lower recurring commissions and fees. 2Q19 included a gain on the sale of real estate of CHF 13 million reflected in other revenues in Private Banking. Provision for credit losses was CHF 9 million compared to CHF 5 million in 2Q18. Total operating expenses were stable, mainly reflecting higher general and administrative expenses, slightly higher compensation and benefits and the restructuring expenses incurred in 2Q18.
Compared to 1Q19, income before taxes decreased 15%. Net revenues were slightly lower, with lower transaction- and performance-based revenues, partially offset by slightly higher recurring commissions and fees. Provision for credit losses was CHF 9 million compared to CHF 10 million in 1Q19. Total operating expenses were 4% higher.
Capital and leverage metrics
As of the end of 2Q19, we reported risk-weighted assets of CHF 43.5 billion, slightly higher compared to the end of 1Q19, primarily driven by external model and parameter updates, mainly reflecting a FINMA-mandated buffer related to the ship finance rating model, and by internal model and parameter updates, mainly reflecting increased operational risk as a result of updated allocation keys, partially offset by a foreign exchange impact. Leverage exposure of CHF 101.3 billion increased CHF 0.7 billion compared to the end of 1Q19, mainly driven by business growth, partially offset by lower high-quality liquid assets (HQLA).
Divisional results
	in / end of			% change		in / end of		% change
	2Q19	1Q19	2Q18	QoQ	YoY	6M19	6M18	YoY
Statements of operations (CHF million)
Net revenues	1,369	1,417	1,344	(3)	2	2,786	2,747	1
Provision for credit losses	9	10	5	(10)	80	19	4	375
Compensation and benefits	583	578	565	1	3	1,161	1,152	1
General and administrative expenses	279	252	253	11	10	531	507	5
Commission expenses	54	54	60	0	(10)	108	113	(4)
Restructuring expenses	–	–	28	–	–	–	54	–
Total other operating expenses	333	306	341	9	(2)	639	674	(5)
Total operating expenses	916	884	906	4	1	1,800	1,826	(1)
Income before taxes	444	523	433	(15)	3	967	917	5
Statement of operations metrics (%)
Return on regulatory capital	28.9	35.4	31.8	–	–	32.2	33.6	–
Cost/income ratio	66.9	62.4	67.4	–	–	64.6	66.5	–
Number of employees (full-time equivalents)
Number of employees	10,120	10,400	10,070	(3)	0	10,120	10,070	0

Divisional results (continued)
	in / end of			% change		in / end of		% change
	2Q19	1Q19	2Q18	QoQ	YoY	6M19	6M18	YoY
Net revenue detail (CHF million)
Private Banking	989	1,019	992	(3)	0	2,008	2,035	(1)
Asset Management	380	398	352	(5)	8	778	712	9
Net revenues	1,369	1,417	1,344	(3)	2	2,786	2,747	1
Net revenue detail (CHF million)
Net interest income	372	370	394	1	(6)	742	782	(5)
Recurring commissions and fees	553	539	565	3	(2)	1,092	1,112	(2)
Transaction- and performance-based revenues	446	510	405	(13)	10	956	838	14
Other revenues	(2)	(2)	(20)	0	(90)	(4)	15	–
Net revenues	1,369	1,417	1,344	(3)	2	2,786	2,747	1
Provision for credit losses (CHF million)
New provisions	11	12	9	(8)	22	23	14	64
Releases of provisions	(2)	(2)	(4)	0	(50)	(4)	(10)	(60)
Provision for credit losses	9	10	5	(10)	80	19	4	375
Balance sheet statistics (CHF million)
Total assets	94,591	93,968	92,622	1	2	94,591	92,622	2
Net loans	54,115	53,185	52,260	2	4	54,115	52,260	4
of which Private Banking	54,103	53,174	52,252	2	4	54,103	52,252	4
Risk-weighted assets	43,505	42,571	38,791	2	12	43,505	38,791	12
Leverage exposure	101,263	100,552	99,109	1	2	101,263	99,109	2
Reconciliation of adjusted results
	Private Banking			Asset Management			International Wealth Management
in	2Q19	1Q19	2Q18	2Q19	1Q19	2Q18	2Q19	1Q19	2Q18
Adjusted results (CHF million)
Net revenues	989	1,019	992	380	398	352	1,369	1,417	1,344
Real estate gains	(13)	0	0	0	0	0	(13)	0	0
Adjusted net revenues	976	1,019	992	380	398	352	1,356	1,417	1,344
Provision for credit losses	7	10	5	2	0	0	9	10	5
Total operating expenses	642	607	640	274	277	266	916	884	906
Restructuring expenses	–	–	(25)	–	–	(3)	–	–	(28)
Major litigation provisions	0	27	0	0	0	0	0	27	0
Expenses related to real estate disposals	(2)	(8)	–	0	(2)	–	(2)	(10)	–
Adjusted total operating expenses	640	626	615	274	275	263	914	901	878
Income before taxes	340	402	347	104	121	86	444	523	433
Total adjustments	(11)	(19)	25	0	2	3	(11)	(17)	28
Adjusted income before taxes	329	383	372	104	123	89	433	506	461
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	28.2	34.3	33.9
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.

Reconciliation of adjusted results (continued)
	Private Banking		Asset Management		International Wealth Management
in	6M19	6M18	6M19	6M18	6M19	6M18
Adjusted results (CHF million)
Net revenues	2,008	2,035	778	712	2,786	2,747
Real estate gains	(13)	0	0	0	(13)	0
(Gains)/losses on business sales	0	(37)	0	1	0	(36)
Adjusted net revenues	1,995	1,998	778	713	2,773	2,711
Provision for credit losses	17	4	2	0	19	4
Total operating expenses	1,249	1,283	551	543	1,800	1,826
Restructuring expenses	–	(43)	–	(11)	–	(54)
Major litigation provisions	27	0	0	0	27	0
Expenses related to real estate disposals	(10)	–	(2)	–	(12)	–
Adjusted total operating expenses	1,266	1,240	549	532	1,815	1,772
Income before taxes	742	748	225	169	967	917
Total adjustments	(30)	6	2	12	(28)	18
Adjusted income before taxes	712	754	227	181	939	935
Adjusted return on regulatory capital (%)	–	–	–	–	31.3	34.3
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.
Private Banking
Results details
In 2Q19, income before taxes of CHF 340 million decreased slightly compared to 2Q18. Compared to 1Q19, income before taxes was 15% lower, mainly reflecting higher total operating expenses and slightly lower net revenues.
Net revenues
Compared to 2Q18, net revenues of CHF 989 million were stable, reflecting lower net interest income and lower recurring commissions and fees, partially offset by higher transaction- and performance-based revenues. 2Q19 included the gain on the sale of real estate reflected in other revenues. Net interest income of CHF 372 million decreased 6%, mainly from lower treasury revenues and lower loan margins on slightly higher average loan volumes. Recurring commissions and fees of CHF 295 million were 6% lower, mainly from lower investment product and discretionary mandate management fees. Transaction- and performance-based revenues of CHF 310 million increased 9%, primarily driven by higher equity participations income which included a regular and a special dividend from SIX Group totaling CHF 22 million and higher performance fees, partially offset by lower revenues from ITS.
Compared to 1Q19, net revenues decreased slightly, mainly driven by lower transaction- and performance-based revenues, partially offset by the gain on the sale of real estate reflected in other revenues. Transaction- and performance-based revenues were 12% lower, primarily reflecting lower client activity from lower levels of structured product issuances including the absence of larger transactions and lower revenues from ITS. These decreases were partially offset by equity participations income which included the regular and the special dividend from SIX Group and higher performance fees. Net interest income was stable with higher average loan volumes, offset by lower treasury revenues and lower deposit margins on slightly lower average deposit volumes. Recurring commissions and fees were stable reflecting higher discretionary mandate management fees and increased banking services fees, offset by lower fees from lending activities.
Provision for credit losses
In 2Q19, provision for credit losses was CHF 7 million, compared to CHF 5 million in 2Q18 and CHF 10 million in 1Q19.

Results – Private Banking
	in / end of			% change		in / end of		% change
	2Q19	1Q19	2Q18	QoQ	YoY	6M19	6M18	YoY
Statements of operations (CHF million)
Net revenues	989	1,019	992	(3)	0	2,008	2,035	(1)
Provision for credit losses	7	10	5	(30)	40	17	4	325
Compensation and benefits	423	413	401	2	5	836	812	3
General and administrative expenses	182	157	172	16	6	339	348	(3)
Commission expenses	37	37	42	0	(12)	74	80	(8)
Restructuring expenses	–	–	25	–	–	–	43	–
Total other operating expenses	219	194	239	13	(8)	413	471	(12)
Total operating expenses	642	607	640	6	0	1,249	1,283	(3)
Income before taxes	340	402	347	(15)	(2)	742	748	(1)
Statement of operations metrics (%)
Cost/income ratio	64.9	59.6	64.5	–	–	62.2	63.0	–
Net revenue detail (CHF million)
Net interest income	372	370	394	1	(6)	742	782	(5)
Recurring commissions and fees	295	295	313	0	(6)	590	620	(5)
Transaction- and performance-based revenues	310	354	285	(12)	9	664	596	11
Other revenues	12	0	0	–	–	12	37	(68)
Net revenues	989	1,019	992	(3)	0	2,008	2,035	(1)
Margins on assets under management (annualized) (bp)
Gross margin [1]	109	113	107	–	–	111	110	–
Net margin [2]	37	45	37	–	–	41	41	–
Number of relationship managers
Number of relationship managers	1,180	1,150	1,120	3	5	1,180	1,120	5
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction- and performance-based revenues arise primarily from brokerage and product issuing fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction- and performance-based income.

1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.
Total operating expenses
Compared to 2Q18, total operating expenses of CHF 642 million were stable, mainly reflecting higher compensation and benefits, higher general and administrative expenses and the restructuring expenses incurred in 2Q18. Compensation and benefits of CHF 423 million increased 5%, mainly driven by higher deferred compensation expenses from prior-year awards and higher salary expenses, also reflecting an increase in the number of relationship managers. General and administrative expenses of CHF 182 million were 6% higher, reflecting increases across various expense categories.
Compared to 1Q19, total operating expenses increased 6%, mainly driven by higher general and administrative expenses and slightly higher compensation and benefits. General and administrative expenses were 16% higher, primarily driven by a release of litigation provisions in 1Q19. The slight increase in compensation and benefits mainly reflected higher social security expenses, higher deferred compensation expenses from prior-year awards and slightly higher salary expenses, partially offset by lower discretionary compensation expenses.

Margins
Our gross margin was 109 basis points in 2Q19, an increase of two basis points compared to 2Q18, reflecting higher transaction- and performance-based revenues, slightly lower average assets under management and the gain on the sale of real estate, partially offset by lower net interest income and decreased recurring commissions and fees. Compared to 1Q19, our gross margin was four basis points lower, primarily driven by lower transaction- and performance-based revenues on stable average assets under management, partially offset by the gain on the sale of real estate.
> Refer to “Assets under management” for further information.
Our net margin was 37 basis points in 2Q19, stable compared to 2Q18. Our net margin was eight basis points lower compared to 1Q19, mainly reflecting higher total operating expenses and slightly lower net revenues on stable average assets under management.
Assets under management
As of the end of 2Q19, assets under management of CHF 363.1 billion were CHF 6.7 billion higher compared to the end of 1Q19, driven by favorable market movements and strong net new assets, partially offset by unfavorable foreign exchange-related movements. Net new assets of CHF 5.5 billion mainly reflected inflows from emerging markets and Europe.
Assets under management – Private Banking
	in / end of			% change		in / end of		% change
	2Q19	1Q19	2Q18	QoQ	YoY	6M19	6M18	YoY
Assets under management (CHF billion)
Assets under management	363.1	356.4	370.7	1.9	(2.1)	363.1	370.7	(2.1)
Average assets under management	363.0	360.0	371.7	0.8	(2.3)	361.5	369.0	(2.0)
Assets under management by currency (CHF billion)
USD	177.5	175.9	171.8	0.9	3.3	177.5	171.8	3.3
EUR	103.6	99.8	117.8	3.8	(12.1)	103.6	117.8	(12.1)
CHF	18.4	17.8	17.7	3.4	4.0	18.4	17.7	4.0
Other	63.6	62.9	63.4	1.1	0.3	63.6	63.4	0.3
Assets under management	363.1	356.4	370.7	1.9	(2.1)	363.1	370.7	(2.1)
Growth in assets under management (CHF billion)
Net new assets	5.5	1.3	5.2	–	–	6.8	10.7	–
Other effects	1.2	(2.4)	(4.2)	–	–	(1.2)	(6.9)	–
of which market movements	6.7	14.3	0.4	–	–	21.0	(0.3)	–
of which foreign exchange	(5.3)	2.3	0.5	–	–	(3.0)	(2.6)	–
of which other	(0.2)	(19.0)	(5.1)	–	–	(19.2)	(4.0)	–
Growth in assets under management	6.7	(1.1)	1.0	–	–	5.6	3.8	–
Growth in assets under management (annualized) (%)
Net new assets	6.2	1.5	5.6	–	–	3.8	5.8	–
Other effects	1.3	(2.7)	(4.5)	–	–	(0.7)	(3.7)	–
Growth in assets under management (annualized)	7.5	(1.2)	1.1	–	–	3.1	2.1	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	2.8	2.7	5.1	–	–	–	–	–
Other effects	(4.9)	(6.3)	5.1	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	(2.1)	(3.6)	10.2	–	–	–	–	–

Asset Management
Results details
Income before taxes of CHF 104 million increased 21% compared to 2Q18, mainly reflecting higher net revenues. Compared to 1Q19, income before taxes decreased 14%, primarily driven by lower net revenues.
Net revenues
Compared to 2Q18, net revenues of CHF 380 million were 8% higher, mainly reflecting significantly higher investment and partnership income and higher management fees, partially offset by lower performance and placement revenues. Investment and partnership income increased CHF 21 million to CHF 66 million, mainly driven by a gain on a partial sale of an economic interest in a third-party manager relating to a private equity investment. This increase was partially offset by lower revenues from a single manager hedge fund. Management fees of CHF 284 million increased CHF 14 million, mainly driven by slightly higher average assets under management. Performance and placement revenues of CHF 30 million decreased CHF 7 million, mainly reflecting lower placement fees.
Compared to 1Q19, net revenues decreased 5%, reflecting significantly lower investment and partnership income, partially offset by higher management fees. Investment and partnership income decreased CHF 36 million, mainly as 1Q19 included a higher gain on a partial sale of an economic interest in a third-party manager relating to a private equity investment. Management fees were 7% higher, mainly reflecting slightly higher average assets under management. Performance and placement revenues were stable.
Results – Asset Management
	in / end of			% change		in / end of		% change
	2Q19	1Q19	2Q18	QoQ	YoY	6M19	6M18	YoY
Statements of operations (CHF million)
Net revenues	380	398	352	(5)	8	778	712	9
Provision for credit losses	2	0	0	–	–	2	0	–
Compensation and benefits	160	165	164	(3)	(2)	325	340	(4)
General and administrative expenses	97	95	81	2	20	192	159	21
Commission expenses	17	17	18	0	(6)	34	33	3
Restructuring expenses	–	–	3	–	–	–	11	–
Total other operating expenses	114	112	102	2	12	226	203	11
Total operating expenses	274	277	266	(1)	3	551	543	1
Income before taxes	104	121	86	(14)	21	225	169	33
Statement of operations metrics (%)
Cost/income ratio	72.1	69.6	75.6	–	–	70.8	76.3	–
Net revenue detail (CHF million)
Management fees	284	266	270	7	5	550	530	4
Performance and placement revenues	30	30	37	0	(19)	60	64	(6)
Investment and partnership income	66	102	45	(35)	47	168	118	42
Net revenues	380	398	352	(5)	8	778	712	9
of which recurring commissions and fees	258	244	252	6	2	502	492	2
of which transaction- and performance-based revenues	136	156	120	(13)	13	292	242	21
of which other revenues	(14)	(2)	(20)	–	(30)	(16)	(22)	(27)
Management fees include fees on assets under management, asset administration revenues and transaction fees related to the acquisition and disposal of investments in the funds being managed. Performance revenues relate to the performance or return of the funds being managed and includes investment-related gains and losses from proprietary funds. Placement revenues arise from our third-party private equity fundraising activities and secondary private equity market advisory services. Investment and partnership income includes equity participation income from seed capital returns and from minority investments in third-party asset managers, income from strategic partnerships and distribution agreements, and other revenues.

Total operating expenses
Compared to 2Q18, total operating expenses of CHF 274 million were slightly higher, mainly reflecting higher general and administrative expenses, partially offset by slightly lower compensation and benefits. 2Q18 included restructuring expenses of CHF 3 million. General and administrative expenses of CHF 97 million increased 20%, mainly driven by higher professional services fees and higher allocated corporate function costs. Compensation and benefits of CHF 160 million were slightly lower, primarily reflecting lower deferred compensation expenses from prior-year awards and slightly lower salary expenses, partially offset by higher allocated corporate function costs.
Compared to 1Q19, total operating expenses were stable, mainly reflecting slightly lower compensation and benefits, offset by slightly higher general and administrative expenses. The slight decrease in compensation and benefits was primarily driven by lower discretionary compensation expenses. The slight increase in general and administrative expenses mainly reflected higher allocated corporate function costs.
Assets under management
As of the end of 2Q19, assets under management of CHF 414.0 billion were CHF 9.5 billion higher compared to the end of 1Q19, reflecting net new assets and favorable market movements, partially offset by unfavorable foreign exchange-related movements. Net new assets of CHF 8.6 billion mainly reflected inflows from traditional and alternative investments, partially offset by outflows from emerging market joint ventures.
Assets under management – Asset Management
	in / end of			% change		in / end of		% change
	2Q19	1Q19	2Q18	QoQ	YoY	6M19	6M18	YoY
Assets under management (CHF billion)
Traditional investments	243.5	233.0	224.3	4.5	8.6	243.5	224.3	8.6
Alternative investments	127.9	126.8	125.8	0.9	1.7	127.9	125.8	1.7
Investments and partnerships	42.6	44.7	51.3	(4.7)	(17.0)	42.6	51.3	(17.0)
Assets under management	414.0	404.5	401.4	2.3	3.1	414.0	401.4	3.1
Average assets under management	412.0	398.0	399.2	3.5	3.2	405.0	392.9	3.1
Assets under management by currency (CHF billion)
USD	115.3	112.5	111.2	2.5	3.7	115.3	111.2	3.7
EUR	50.9	49.1	50.0	3.7	1.8	50.9	50.0	1.8
CHF	202.8	195.7	184.6	3.6	9.9	202.8	184.6	9.9
Other	45.0	47.2	55.6	(4.7)	(19.1)	45.0	55.6	(19.1)
Assets under management	414.0	404.5	401.4	2.3	3.1	414.0	401.4	3.1
Growth in assets under management (CHF billion)
Net new assets [1]	8.6	(0.5)	8.0	–	–	8.1	17.0	–
Other effects	0.9	16.3	2.2	–	–	17.2	(1.2)	–
of which market movements	5.1	14.5	1.0	–	–	19.6	(1.1)	–
of which foreign exchange	(4.2)	2.2	1.6	–	–	(2.0)	0.4	–
of which other	0.0	(0.4)	(0.4)	–	–	(0.4)	(0.5)	–
Growth in assets under management	9.5	15.8	10.2	–	–	25.3	15.8	–
Growth in assets under management (annualized) (%)
Net new assets	8.5	(0.5)	8.2	–	–	4.2	8.8	–
Other effects	0.9	16.8	2.2	–	–	8.8	(0.6)	–
Growth in assets under management	9.4	16.3	10.4	–	–	13.0	8.2	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	3.3	3.2	5.3	–	–	–	–	–
Other effects	(0.2)	0.2	4.4	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	3.1	3.4	9.7	–	–	–	–	–
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.

Asia Pacific
In 2Q19, we reported income before taxes of CHF 237 million and net revenues of CHF 913 million. Income before taxes was 9% higher compared to 2Q18 and increased 30% compared to 1Q19.
Results summary
2Q19 results
In 2Q19, income before taxes of CHF 237 million increased 9% compared to 2Q18. Net revenues of CHF 913 million were stable as higher revenues across all major revenue categories in our Wealth Management & Connected business were offset by lower revenues across all major revenue categories in our Markets business. Total operating expenses of CHF 677 million decreased slightly, mainly due to the litigation provisions and restructuring expenses incurred in 2Q18, largely offset by higher compensation and benefits and commission expenses.
Compared to 1Q19, income before taxes increased 30%. Net revenues increased 7%, mainly driven by higher revenues in our Wealth Management & Connected business, primarily in Private Banking. Total operating expenses increased 4%, mainly due to higher compensation and benefits.
Capital and leverage metrics
As of the end of 2Q19, we reported risk-weighted assets of CHF 37.0 billion, a decrease of CHF 0.8 billion compared to the end of 1Q19, mainly reflecting a foreign exchange impact and lower risk levels. Leverage exposure was CHF 112.1 billion, an increase of CHF 1.4 billion compared to the end of 1Q19, mainly driven by higher business usage in Markets and higher lending activity in Wealth Management & Connected, partially offset by a foreign exchange impact.
Divisional results
	in / end of			% change		in / end of		% change
	2Q19	1Q19	2Q18	QoQ	YoY	6M19	6M18	YoY
Statements of operations (CHF million)
Net revenues	913	854	914	7	0	1,767	1,905	(7)
Provision for credit losses	(1)	17	7	–	–	16	17	(6)
Compensation and benefits	410	388	390	6	5	798	801	0
General and administrative expenses	207	209	227	(1)	(9)	416	486	(14)
Commission expenses	60	57	53	5	13	117	124	(6)
Restructuring expenses	–	–	20	–	–	–	26	–
Total other operating expenses	267	266	300	0	(11)	533	636	(16)
Total operating expenses	677	654	690	4	(2)	1,331	1,437	(7)
Income before taxes	237	183	217	30	9	420	451	(7)
Statement of operations metrics (%)
Return on regulatory capital	17.0	13.5	14.8	–	–	15.3	15.9	–
Cost/income ratio	74.2	76.6	75.5	–	–	75.3	75.4	–
Number of employees (full-time equivalents)
Number of employees	7,800	7,680	7,170	2	9	7,800	7,170	9

Divisional results (continued)
	in / end of			% change		in / end of		% change
	2Q19	1Q19	2Q18	QoQ	YoY	6M19	6M18	YoY
Net revenues (CHF million)
Wealth Management & Connected	614	565	564	9	9	1,179	1,227	(4)
Markets	299	289	350	3	(15)	588	678	(13)
Net revenues	913	854	914	7	0	1,767	1,905	(7)
Provision for credit losses (CHF million)
New provisions	13	19	9	(32)	44	32	20	60
Releases of provisions	(14)	(2)	(2)	–	–	(16)	(3)	433
Provision for credit losses	(1)	17	7	–	–	16	17	(6)
Balance sheet statistics (CHF million)
Total assets	106,592	105,868	109,336	1	(3)	106,592	109,336	(3)
Net loans	45,332	44,826	44,487	1	2	45,332	44,487	2
of which Private Banking	34,864	34,412	35,926	1	(3)	34,864	35,926	(3)
Risk-weighted assets	37,009	37,826	33,577	(2)	10	37,009	33,577	10
Leverage exposure	112,060	110,684	117,721	1	(5)	112,060	117,721	(5)
Reconciliation of adjusted results
	Wealth Management & Connected			Markets			Asia Pacific
in	2Q19	1Q19	2Q18	2Q19	1Q19	2Q18	2Q19	1Q19	2Q18
Adjusted results (CHF million)
Net revenues	614	565	564	299	289	350	913	854	914
Provision for credit losses	6	17	6	(7)	0	1	(1)	17	7
Total operating expenses	392	378	390	285	276	300	677	654	690
Restructuring expenses	–	–	(11)	–	–	(9)	–	–	(20)
Major litigation provisions	0	0	(29)	0	0	0	0	0	(29)
Adjusted total operating expenses	392	378	350	285	276	291	677	654	641
Income before taxes	216	170	168	21	13	49	237	183	217
Total adjustments	0	0	40	0	0	9	0	0	49
Adjusted income before taxes	216	170	208	21	13	58	237	183	266
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	17.0	13.5	18.3
	Wealth Management & Connected		Markets		Asia Pacific
in	6M19	6M18	6M19	6M18	6M19	6M18
Adjusted results (CHF million)
Net revenues	1,179	1,227	588	678	1,767	1,905
Provision for credit losses	23	15	(7)	2	16	17
Total operating expenses	770	839	561	598	1,331	1,437
Restructuring expenses	–	(14)	–	(12)	–	(26)
Major litigation provisions	0	(77)	0	0	0	(77)
Adjusted total operating expenses	770	748	561	586	1,331	1,334
Income before taxes	386	373	34	78	420	451
Total adjustments	0	91	0	12	0	103
Adjusted income before taxes	386	464	34	90	420	554
Adjusted return on regulatory capital (%)	–	–	–	–	15.3	19.6
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.

Wealth Management & Connected
Results details
Income before taxes of CHF 216 million increased 29% compared to 2Q18, mainly reflecting higher net revenues. Compared to 1Q19, income before taxes increased 27%, reflecting higher net revenues and lower provision for credit losses, partially offset by higher total operating expenses.
Net revenues
Net revenues of CHF 614 million increased 9% compared to 2Q18, mainly reflecting higher advisory, underwriting and financing revenues and transaction-based revenues. Advisory, underwriting and financing revenues increased 16% to CHF 177 million, primarily due to higher financing revenues and debt underwriting revenues, partially offset by lower equity underwriting revenues. Financing revenues in 2Q18 included a negative net fair value impact of CHF 13 million from a retained equity position. Transaction-based revenues increased 15% to CHF 163 million, primarily reflecting higher brokerage and product issuing fees and corporate advisory fees arising from integrated solutions. Net interest income increased 6% to CHF 168 million, mainly reflecting higher treasury revenues and lower loan margins on lower average loan volumes. Recurring commissions and fees decreased 5% to CHF 106 million, primarily reflecting lower fees from lending activities, lower discretionary mandate management fees and lower wealth structuring solution fees.
Results - Wealth Management & Connected
	in / end of			% change		in / end of		% change
	2Q19	1Q19	2Q18	QoQ	YoY	6M19	6M18	YoY
Statements of operations (CHF million)
Net revenues	614	565	564	9	9	1,179	1,227	(4)
Provision for credit losses	6	17	6	(65)	0	23	15	53
Compensation and benefits	265	256	238	4	11	521	508	3
General and administrative expenses	114	109	129	5	(12)	223	289	(23)
Commission expenses	13	13	12	0	8	26	28	(7)
Restructuring expenses	–	–	11	–	–	–	14	–
Total other operating expenses	127	122	152	4	(16)	249	331	(25)
Total operating expenses	392	378	390	4	1	770	839	(8)
Income before taxes	216	170	168	27	29	386	373	3
of which Private Banking	165	131	148	26	11	296	318	(7)
Statement of operations metrics (%)
Cost/income ratio	63.8	66.9	69.1	–	–	65.3	68.4	–
Net revenue detail (CHF million)
Private Banking	437	398	412	10	6	835	867	(4)
of which net interest income	168	146	158	15	6	314	317	(1)
of which recurring commissions and fees	106	107	112	(1)	(5)	213	223	(4)
of which transaction-based revenues	163	145	142	12	15	308	327	(6)
Advisory, underwriting and financing	177	167	152	6	16	344	360	(4)
Net revenues	614	565	564	9	9	1,179	1,227	(4)
Private Banking margins on assets under management (annualized) (bp)
Gross margin [1]	79	75	80	–	–	77	86	–
Net margin [2]	30	25	29	–	–	27	32	–
Number of relationship managers
Number of relationship managers	600	600	610	0	(2)	600	610	(2)
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction-based revenues arise primarily from brokerage and product issuing fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction-based income.

1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.

Compared to 1Q19, net revenues increased 9%, mainly reflecting higher net interest income, transaction-based revenues and advisory, underwriting and financing revenues. Net interest income increased 15%, mainly reflecting higher treasury revenues and higher deposit margins on higher average deposit volumes. Transaction-based revenues increased 12%, primarily reflecting higher brokerage and product issuing fees and corporate advisory fees arising from integrated solutions. Advisory, underwriting and financing revenues increased 6%, primarily due to higher equity underwriting revenues and higher fees from M&A transactions, partially offset by lower financing revenues. Recurring commissions and fees were stable.
Provision for credit losses
The Wealth Management & Connected loan portfolio primarily comprises Private Banking lombard loans, mainly backed by listed securities, and secured and unsecured loans to corporates.
In 2Q19, Wealth Management & Connected recorded a provision for credit losses of CHF 6 million, compared to a provision of credit losses of CHF 6 million in 2Q18 and CHF 17 million in 1Q19. Provisions for credit losses in 2Q19 and 1Q19 mainly related to a single case.
Total operating expenses
Total operating expenses of CHF 392 million were stable compared to 2Q18, mainly due to higher compensation and benefits and the litigation provisions and restructuring expenses incurred in 2Q18. Compensation and benefits increased 11% to CHF 265 million, primarily driven by higher allocated corporate function costs, deferred compensation expenses from prior-year awards, discretionary compensation and salary expenses. General and administrative expenses decreased 12% to CHF 114 million primarily due to a litigation provision in 2Q18 relating to our hiring practices in the Asia Pacific region. This decrease was partially offset by higher allocated corporate function costs.
Compared to 1Q19, total operating expenses increased 4%, reflecting higher compensation and benefits and general and administrative expenses. Compensation and benefits increased 4%, primarily driven by higher deferred compensation expenses from prior-year awards and salary expenses, partially offset by lower discretionary compensation expenses. General and administrative expenses increased 5%, mainly due to higher allocated corporate function costs.
Margins
Margin calculations are aligned with the performance metrics of our Private Banking business and its related assets under management within the Wealth Management & Connected business.
Our gross margin was 79 basis points in 2Q19, one basis point lower compared to 2Q18, reflecting a 7.8% increase in average assets under management, largely offset by higher transaction-based revenues and net interest income. Compared to 1Q19, our gross margin was four basis points higher, reflecting higher net interest income and transaction-based revenues, partially offset by a 4.3% increase in average assets under management.
> Refer to “Assets under management” for further information.
Our net margin was 30 basis points in 2Q19, one basis point higher compared to 2Q18, mainly reflecting higher net revenues, largely offset by higher total operating expenses and the increase in average assets under management. Compared to 1Q19, our net margin was five basis points higher, mainly reflecting higher net revenues.
Assets under management
Assets under management and net new assets relate to our Private Banking business within the Wealth Management & Connected business. As of the end of 2Q19, assets under management of CHF 218.7 billion were CHF 0.3 billion lower compared to the end of 1Q19, reflecting unfavorable foreign exchange-related movements, largely offset by net new assets of CHF 2.8 billion and favorable market movements. Net new assets primarily reflected inflows from Southeast Asia.

Assets under management – Private Banking
	in / end of			% change		in / end of		% change
	2Q19	1Q19	2Q18	QoQ	YoY	6M19	6M18	YoY
Assets under management (CHF billion)
Assets under management	218.7	219.0	205.6	(0.1)	6.4	218.7	205.6	6.4
Average assets under management	221.5	212.3	205.4	4.3	7.8	216.9	201.5	7.6
Assets under management by currency (CHF billion)
USD	120.8	117.8	107.3	2.5	12.6	120.8	107.3	12.6
EUR	6.4	6.1	6.5	4.9	(1.5)	6.4	6.5	(1.5)
CHF	1.8	1.8	1.8	0.0	0.0	1.8	1.8	0.0
Other	89.7	93.3	90.0	(3.9)	(0.3)	89.7	90.0	(0.3)
Assets under management	218.7	219.0	205.6	(0.1)	6.4	218.7	205.6	6.4
Growth in assets under management (CHF billion)
Net new assets	2.8	5.0	3.4	–	–	7.8	9.6	–
Other effects	(3.1)	12.3	3.1	–	–	9.2	(0.8)	–
of which market movements	0.9	11.3	(1.9)	–	–	12.2	(3.8)	–
of which foreign exchange	(3.9)	2.3	4.9	–	–	(1.6)	1.7	–
of which other	(0.1)	(1.3)	0.1	–	–	(1.4)	1.3	–
Growth in assets under management	(0.3)	17.3	6.5	–	–	17.0	8.8	–
Growth in assets under management (annualized) (%)
Net new assets	5.1	9.9	6.8	–	–	7.7	9.8	–
Other effects	(5.6)	24.4	6.3	–	–	9.2	(0.9)	–
Growth in assets under management (annualized)	(0.5)	34.3	13.1	–	–	16.9	8.9	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	7.5	8.0	9.4	–	–	–	–	–
Other effects	(1.1)	2.0	6.2	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	6.4	10.0	15.6	–	–	–	–	–

Markets
Results details
Income before taxes of CHF 21 million decreased 57% compared to 2Q18, reflecting lower net revenues, partially offset by lower total operating expenses and a release of provision for credit losses in 2Q19. Compared to 1Q19, income before taxes increased 62%, reflecting slightly higher net revenues and the release of provision for credit losses, partially offset by slightly higher total operating expenses.
Net revenues
Net revenues of CHF 299 million decreased 15% compared to 2Q18, reflecting lower fixed income and equity sales and trading revenues. Fixed income sales and trading revenues decreased 28% to CHF 87 million, mainly due to lower revenues from emerging market rates products, reflecting weaker trading performance and decreased client activity, partially offset by higher revenues from credit and structured products. Equity sales and trading revenues decreased 8% to CHF 212 million, mainly due to lower revenues from prime services.
Compared to 1Q19, net revenues were slightly higher, reflecting higher equity sales and trading revenues, largely offset by lower fixed income sales and trading revenues. Equity sales and trading revenues increased 7%, mainly due to higher revenues from prime services, reflecting improved trading performance, and higher revenues from cash equities, reflecting increased client activity, partially offset by lower revenues from equity derivatives. Fixed income sales and trading revenues decreased 4%, mainly driven by lower revenues from rates and credit products, partially offset by higher revenues from foreign exchange products.
Results - Markets
	in / end of			% change		in / end of		% change
	2Q19	1Q19	2Q18	QoQ	YoY	6M19	6M18	YoY
Statements of operations (CHF million)
Net revenues	299	289	350	3	(15)	588	678	(13)
Provision for credit losses	(7)	0	1	–	–	(7)	2	–
Compensation and benefits	145	132	152	10	(5)	277	293	(5)
General and administrative expenses	93	100	98	(7)	(5)	193	197	(2)
Commission expenses	47	44	41	7	15	91	96	(5)
Restructuring expenses	–	–	9	–	–	–	12	–
Total other operating expenses	140	144	148	(3)	(5)	284	305	(7)
Total operating expenses	285	276	300	3	(5)	561	598	(6)
Income before taxes	21	13	49	62	(57)	34	78	(56)
Statement of operations metrics (%)
Cost/income ratio	95.3	95.5	85.7	–	–	95.4	88.2	–
Net revenue detail (CHF million)
Equity sales and trading	212	198	230	7	(8)	410	473	(13)
Fixed income sales and trading	87	91	120	(4)	(28)	178	205	(13)
Net revenues	299	289	350	3	(15)	588	678	(13)
Provision for credit losses
In 2Q19, Markets recorded a release of provision for credit losses of CHF 7 million, compared to a provision of credit losses of CHF 1 million in 2Q18. The release of provision for credit losses in 2Q19 related to a single case.
Total operating expenses
Total operating expenses of CHF 285 million decreased 5% compared to 2Q18, reflecting restructuring expenses incurred in 2Q18, lower compensation and benefits and lower general and administrative expenses, partially offset by higher commission expenses. Compensation and benefits decreased 5% to CHF 145 million, primarily driven by lower discretionary compensation expenses, partially offset by higher salary expenses and allocated corporate function costs. General and administrative expenses decreased 5% to CHF 93 million, mainly due to lower allocated corporate function costs.
Compared to 1Q19, total operating expenses increased slightly, mainly reflecting higher compensation and benefits, largely offset by lower general and administrative expenses. Compensation and benefits increased 10%, primarily driven by higher salary expenses. General and administrative expenses decreased 7%, mainly reflecting a provision release.

Global Markets
In 2Q19, we reported income before taxes of CHF 357 million and net revenues of CHF 1,553 million. Results reflect positive operating leverage as revenues increased 9% compared to 2Q18, while operating expenses decreased 6%, driving a significant increase in profitability.
Results summary
2Q19 results
In 2Q19, we reported income before taxes of CHF 357 million and net revenues of CHF 1,553 million. Net revenues increased 9% compared to 2Q18, driven by improved trading activity reflecting investor demand for yield products and reduced funding costs. Total operating expenses of CHF 1,194 million decreased 6%, reflecting lower general and administrative expenses and the restructuring expenses incurred in 2Q18, partially offset by increased compensation and benefits.
Compared to 1Q19, net revenues increased 6%, reflecting higher underwriting activity due to improved market conditions, partially offset by lower equity trading activity. Total operating expenses were stable compared to 1Q19.
Capital and leverage metrics
As of the end of 2Q19, we reported risk-weighted assets of USD 59.5 billion, an increase of USD 1.2 billion compared to the end of 1Q19, driven by higher business activity. Leverage exposure was USD 260.2 billion, stable compared to the end of 1Q19.
Divisional results
	in / end of			% change		in / end of		% change
	2Q19	1Q19	2Q18	QoQ	YoY	6M19	6M18	YoY
Statements of operations (CHF million)
Net revenues	1,553	1,472	1,426	6	9	3,025	2,972	2
Provision for credit losses	2	11	12	(82)	(83)	13	16	(19)
Compensation and benefits	638	636	595	0	7	1,274	1,212	5
General and administrative expenses	426	415	484	3	(12)	841	937	(10)
Commission expenses	130	128	131	2	(1)	258	266	(3)
Restructuring expenses	–	–	56	–	–	–	98	–
Total other operating expenses	556	543	671	2	(17)	1,099	1,301	(16)
Total operating expenses	1,194	1,179	1,266	1	(6)	2,373	2,513	(6)
Income before taxes	357	282	148	27	141	639	443	44
Statement of operations metrics (%)
Return on regulatory capital	11.0	8.9	4.2	–	–	10.0	6.5	–
Cost/income ratio	76.9	80.1	88.8	–	–	78.4	84.6	–
Number of employees (full-time equivalents)
Number of employees	11,830	11,460	11,270	3	5	11,830	11,270	5

Divisional results (continued)
	in / end of			% change		in / end of		% change
	2Q19	1Q19	2Q18	QoQ	YoY	6M19	6M18	YoY
Net revenue detail (CHF million)
Fixed income sales and trading	899	890	803	1	12	1,789	1,663	8
Equity sales and trading	509	540	489	(6)	4	1,049	979	7
Underwriting	238	141	249	69	(4)	379	537	(29)
Other [1]	(93)	(99)	(115)	(6)	(19)	(192)	(207)	(7)
Net revenues	1,553	1,472	1,426	6	9	3,025	2,972	2
Balance sheet statistics (CHF million)
Total assets	217,930	227,482	228,941	(4)	(5)	217,930	228,941	(5)
Risk-weighted assets	58,146	58,131	58,918	0	(1)	58,146	58,918	(1)
Risk-weighted assets (USD)	59,513	58,301	59,365	2	0	59,513	59,365	0
Leverage exposure	254,198	259,420	266,020	(2)	(4)	254,198	266,020	(4)
Leverage exposure (USD)	260,176	260,181	268,037	0	(3)	260,176	268,037	(3)
1 Other revenues include treasury funding costs and the impact of collaboration with other divisions, in particular with respect to the International Trading Solution (ITS) franchise.
Reconciliation of adjusted results
				Global Markets
in	2Q19	1Q19	2Q18	6M19	6M18
Adjusted results (CHF million)
Net revenues	1,553	1,472	1,426	3,025	2,972
Provision for credit losses	2	11	12	13	16
Total operating expenses	1,194	1,179	1,266	2,373	2,513
Restructuring expenses	–	–	(56)	–	(98)
Expenses related to real estate disposals	(9)	(8)	–	(17)	–
Adjusted total operating expenses	1,185	1,171	1,210	2,356	2,415
Income before taxes	357	282	148	639	443
Total adjustments	9	8	56	17	98
Adjusted income before taxes	366	290	204	656	541
Adjusted return on regulatory capital (%)	11.3	9.2	5.8	10.3	7.9
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.

Results details
Fixed income sales and trading
In 2Q19, fixed income sales and trading revenues of CHF 899 million increased 12% compared to 2Q18, driven by higher results in our credit businesses reflecting improved client activity. Securitized products revenues increased, reflecting continued positive momentum in our asset finance franchise and substantially higher agency trading activity which benefited from low rate volatility. Global credit products revenues increased, primarily due to higher investment grade trading activity, reflecting benefits from investments in the franchise and increased client activity, partially offset by lower leveraged finance trading revenues. Emerging markets revenues decreased, primarily driven by lower structured credit and financing revenues in Europe, Middle East and Africa (EMEA) which benefited from increased client activity in 2Q18, partially offset by higher financing and trading activity in Latin America. In addition, macro products revenues decreased, primarily due to lower foreign exchange revenues resulting from reduced foreign exchange volatility, partially offset by improved results in our rates business.
Compared to a subdued 1Q19, fixed income sales and trading revenues were stable, as higher securitized products revenues offset a decline in client activity across emerging markets, macro and global credit products. Securitized products revenues increased, reflecting continued momentum in our asset finance franchise and significantly improved agency and non-agency trading revenues. This was partially offset by lower macro products revenues, reflecting reduced results in our foreign exchange and rates businesses. Emerging markets revenues decreased, reflecting lower structured credit and trading revenues across regions and reduced financing in EMEA due to lower client activity. In addition, global credit products revenues decreased, primarily due to lower leveraged finance trading activity.
Equity sales and trading
In 2Q19, equity sales and trading revenues of CHF 509 million increased 4% compared to 2Q18, reflecting higher prime services and cash equities revenues, partially offset by lower client activity in equity derivatives. Prime services revenues increased, primarily due to higher listed derivatives revenues. In addition, cash equities revenues increased, reflecting improved trading activity in the Americas partially offset by lower trading volumes in EMEA. Results included lower equity derivatives revenues compared to a strong 2Q18, due to subdued corporate derivatives activity.
Compared to 1Q19, equity sales and trading revenues decreased 6%, primarily due to lower equity derivatives revenues. Equity derivatives revenues decreased from a strong 1Q19, mainly reflecting lower client activity in structured derivatives, partially offset by improved flow derivatives revenues. Results also included solid prime services performance, driven by growth across listed derivatives and prime brokerage. In addition, cash equities revenues increased slightly, reflecting improved trading activity.
Underwriting
In 2Q19, underwriting revenues of CHF 238 million decreased 4% compared to 2Q18, primarily due to lower equity underwriting revenues. Equity underwriting revenues decreased, reflecting lower equity issuance activity particularly in EMEA. Debt underwriting revenues were stable, as higher investment grade revenues were offset by lower leveraged finance issuance activity.
Compared to 1Q19, underwriting revenues increased 69%, primarily reflecting higher debt and equity issuance activity due to improved market conditions as 1Q19 was negatively impacted by the US government shutdown. Debt underwriting revenues increased, reflecting higher leveraged finance results. In addition, equity underwriting revenues increased significantly due to increased market-wide issuance activity.
Provision for credit losses
In 2Q19, we recorded provision for credit losses of CHF 2 million, compared to CHF 12 million in 2Q18 and CHF 11 million in 1Q19.
Total operating expenses
In 2Q19, total operating expenses of CHF 1,194 million decreased 6% compared to 2Q18, reflecting lower general and administrative expenses and the restructuring expenses incurred in 2Q18, partially offset by increased compensation and benefits. General and administrative expenses decreased 12%, reflecting reduced allocated corporate function costs. Compensation and benefits increased 7%, primarily reflecting higher discretionary compensation expenses and deferred compensation expenses from prior-year awards.
Compared to 1Q19, total operating expenses were stable, reflecting stable compensation and benefits and slightly higher general and administrative expenses. Compensation and benefits were stable, as lower discretionary compensation expenses and deferred compensation expenses from prior-year awards were offset by higher deferred fixed cash compensation. General and administrative expenses increased slightly.

Investment Banking & Capital Markets
In 2Q19, we reported income before taxes of CHF 6 million and net revenues of CHF 454 million. Net revenues decreased 30% compared to 2Q18 as challenging market conditions continued to impact client activity. Net revenues increased 28% compared to 1Q19, driven by strong IPO issuance activity.
Results summary
2Q19 results
In 2Q19, we reported income before taxes of CHF 6 million compared to income before taxes of CHF 110 million in 2Q18. The results in 2Q19 reflected lower market activity, which was negatively impacted by uncertainty due to trade negotiations and slowing gross domestic product (GDP) growth. Net revenues of CHF 454 million decreased 30%, driven by lower revenues from advisory and other fees and debt underwriting, partially offset by higher revenues from equity underwriting. Advisory and other fees decreased 40%, reflecting fewer deal closings, and debt underwriting revenues decreased 22%, primarily driven by lower leveraged finance activity and lower derivatives financing revenues. Equity underwriting revenues increased 6%, driven by higher initial public offering (IPO) issuance activity. Total operating expenses of CHF 447 million decreased 14%, driven primarily by lower compensation and benefits and the restructuring expenses incurred in 2Q18.
Compared to 1Q19, net revenues increased 28%, driven by higher revenues across all businesses. Equity underwriting revenues increased 91%, benefitting from strong IPO issuance activity compared to 1Q19, when the US government shutdown impacted market activity. Debt underwriting revenues increased 13% and revenues from advisory and other fees increased 13%. Total operating expenses were stable.
Capital and leverage metrics
As of the end of 2Q19, risk-weighted assets were USD 26.7 billion, an increase of USD 1.9 billion compared to the end of 1Q19. Leverage exposure was USD 43.9 billion, an increase of USD 1.6 billion compared to the end of 1Q19. Increases in both risk-weighted assets and leverage exposure were driven by growth in underwriting commitments and market impacts on the derivatives portfolio.
Divisional results
	in / end of			% change		in / end of		% change
	2Q19	1Q19	2Q18	QoQ	YoY	6M19	6M18	YoY
Statements of operations (CHF million)
Net revenues	454	356	644	28	(30)	810	1,172	(31)
Provision for credit losses	1	8	15	(88)	(93)	9	16	(44)
Compensation and benefits	319	311	367	3	(13)	630	683	(8)
General and administrative expenses	124	127	120	(2)	3	251	241	4
Commission expenses	4	3	1	33	300	7	2	250
Restructuring expenses	–	–	31	–	–	–	61	–
Total other operating expenses	128	130	152	(2)	(16)	258	304	(15)
Total operating expenses	447	441	519	1	(14)	888	987	(10)
Income/(loss) before taxes	6	(93)	110	–	(95)	(87)	169	–
Statement of operations metrics (%)
Return on regulatory capital	0.8	(10.6)	13.9	–	–	(4.7)	11.1	–
Cost/income ratio	98.5	123.9	80.6	–	–	109.6	84.2	–
Number of employees (full-time equivalents)
Number of employees	3,090	3,080	3,040	0	2	3,090	3,040	2

Divisional results (continued)
	in / end of			% change		in / end of		% change
	2Q19	1Q19	2Q18	QoQ	YoY	6M19	6M18	YoY
Net revenue detail (CHF million)
Advisory and other fees	158	140	265	13	(40)	298	437	(32)
Debt underwriting	211	186	272	13	(22)	397	528	(25)
Equity underwriting	111	58	105	91	6	169	208	(19)
Other	(26)	(28)	2	(7)	–	(54)	(1)	–
Net revenues	454	356	644	28	(30)	810	1,172	(31)
Balance sheet statistics (CHF million)
Total assets	17,667	17,494	18,546	1	(5)	17,667	18,546	(5)
Risk-weighted assets	26,112	24,760	22,520	5	16	26,112	22,520	16
Risk-weighted assets (USD)	26,726	24,833	22,691	8	18	26,726	22,691	18
Leverage exposure	42,846	42,161	43,441	2	(1)	42,846	43,441	(1)
Leverage exposure (USD)	43,854	42,285	43,770	4	0	43,854	43,770	0
Reconciliation of adjusted results
				Investment Banking & Capital Markets
in	2Q19	1Q19	2Q18	6M19	6M18
Adjusted results (CHF million)
Net revenues	454	356	644	810	1,172
Provision for credit losses	1	8	15	9	16
Total operating expenses	447	441	519	888	987
Restructuring expenses	–	–	(31)	–	(61)
Expenses related to real estate disposals	(5)	(7)	–	(12)	–
Adjusted total operating expenses	442	434	488	876	926
Income/(loss) before taxes	6	(93)	110	(87)	169
Total adjustments	5	7	31	12	61
Adjusted income/(loss) before taxes	11	(86)	141	(75)	230
Adjusted return on regulatory capital (%)	1.4	(9.9)	17.8	(4.1)	15.2
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.

Results details
Advisory and other fees
In 2Q19, revenues from advisory and other fees of CHF 158 million decreased 40% compared to a strong 2Q18, primarily driven by lower revenues from completed M&A transactions.
Compared to 1Q19, revenues from advisory and other fees increased 13%, mainly reflecting higher revenues from completed M&A transactions.
Debt underwriting
In 2Q19, debt underwriting revenues of CHF 211 million decreased 22% compared to 2Q18, primarily driven by lower leveraged finance activity, largely due to unfavorable market conditions, and lower derivatives financing revenues.
Compared to 1Q19, debt underwriting revenues increased 13%, largely driven by increased revenues from leveraged finance.
Equity underwriting
In 2Q19, equity underwriting revenues of CHF 111 million increased 6% compared to 2Q18, mainly driven by strong IPO issuance activity, particularly in the technology sector, partially offset by lower revenues from follow-on activity and rights offerings.
Compared to 1Q19, equity underwriting revenues increased 91%, primarily driven by momentum in IPO issuance activity.
Provision for credit losses
In 2Q19, we recorded provision for credit losses of CHF 1 million, compared to CHF 15 million in 2Q18 and CHF 8 million in 1Q19, reflecting favorable developments on non-fair valued loans in our corporate lending portfolio.
Total operating expenses
In 2Q19, total operating expenses of CHF 447 million decreased 14% compared to 2Q18, primarily driven by lower compensation and benefits and the restructuring expenses incurred in 2Q18. Compensation and benefits of CHF 319 million decreased 13%, primarily reflecting lower discretionary compensation expenses. General and administrative expenses of CHF 124 million increased slightly.
Compared to 1Q19, total operating expenses were stable. Compensation and benefits increased 3%, mainly driven by higher deferred compensation expenses from prior year awards. General and administrative expenses decreased slightly.
Global advisory and underwriting revenues
The Group’s global advisory and underwriting business operates across multiple business divisions that work in close collaboration with each other to generate these revenues. In order to reflect the global performance and capabilities of this business and for enhanced comparability versus its peers, the following table aggregates total advisory and underwriting revenues for the Group into a single metric in US dollar terms.
	in			% change		in		% change
	2Q19	1Q19	2Q18	QoQ	YoY	6M19	6M18	YoY
Global advisory and underwriting revenues (USD million)
Global advisory and underwriting revenues	924	769	1,156	20	(20)	1,693	2,262	(25)
of which advisory and other fees	208	171	313	22	(34)	379	564	(33)
of which debt underwriting	463	460	568	1	(18)	923	1,184	(22)
of which equity underwriting	253	138	275	83	(8)	391	514	(24)

Corporate Center
In 2Q19, we reported a loss before taxes of CHF 396 million compared to CHF 41 million in 2Q18 and CHF 383 million in 1Q19.
Corporate Center composition
Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group, including costs associated with the evolution of our legal entity structure to meet developing and future regulatory requirements, and certain other expenses and revenues that have not been allocated to the segments. Corporate Center further includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.
Treasury results include the impact of volatility in the valuations of certain central funding transactions such as structured notes issuances and swap transactions. Treasury results also include additional interest charges from transfer pricing to align funding costs to assets held in the Corporate Center and, since 1Q19, legacy funding costs previously reported in the Strategic Resolution Unit.
Beginning in 1Q19 the Strategic Resolution Unit ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit and is separately presented within our Corporate Center disclosures, including related asset funding costs. Certain activities not linked to the underlying portfolio such as legacy funding costs, legacy litigation provisions, a specific client compliance function and noncontrolling interests without significant economic interest, which were previously part of the Strategic Resolution Unit, are recorded in the Corporate Center and are not reflected in the Asset Resolution Unit. Prior periods have not been restated.
Other revenues primarily include required elimination adjustments associated with trading in own shares, treasury commissions charged to divisions, the cost of certain hedging transactions executed in connection with the Group’s risk-weighted assets and valuation hedging impacts from long-dated legacy deferred compensation and retirement programs mainly relating to former employees.
Compensation and benefits include fair value adjustments on certain deferred compensation plans not allocated to the segments, certain deferred compensation retention awards intended to support the restructuring of the Group, mainly relating to Asia Pacific. Since 3Q18, compensation and benefits have also included fair value adjustments on certain other long-dated legacy deferred compensation and retirement programs mainly relating to former employees.
Corporate Center results
	in / end of			% change		in / end of		% change
	2Q19	1Q19	2Q18	QoQ	YoY	6M19	6M18	YoY
Statements of operations (CHF million)
Treasury results	(208)	(118)	(5)	76	–	(326)	(114)	186
Asset Resolution Unit	(24)	(35)	–	(31)	–	(59)	–	–
Other	48	62	29	(23)	66	110	78	41
Net revenues	(184)	(91)	24	102	–	(275)	(36)	–
Provision for credit losses	4	6	0	(33)	–	10	0	–
Compensation and benefits	103	130	74	(21)	39	233	129	81
General and administrative expenses	89	140	(30)	(36)	–	229	7	–
Commission expenses	16	16	21	0	(24)	32	40	(20)
Restructuring expenses	–	–	0	–	–	–	1	–
Total other operating expenses	105	156	(9)	(33)	–	261	48	444
Total operating expenses	208	286	65	(27)	220	494	177	179
Income/(loss) before taxes	(396)	(383)	(41)	3	–	(779)	(213)	266
of which Asset Resolution Unit	(93)	(103)	–	(10)	–	(196)	–	–
Balance sheet statistics (CHF million)
Total assets	117,731	120,160	101,244	(2)	16	117,731	101,244	16
Risk-weighted assets	49,053	50,053	30,171	(2)	63	49,053	30,171	63
Leverage exposure	126,384	129,617	102,846	(2)	23	126,384	102,846	23
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit and is separately disclosed within the Corporate Center.

Results summary
2Q19 results
In 2Q19, we reported a loss before taxes of CHF 396 million compared to CHF 41 million in 2Q18 and CHF 383 million in 1Q19.
Net revenues
In 2Q19, we reported negative net revenues of CHF 184 million compared to net revenues of CHF 24 million in 2Q18 and negative net revenues of CHF 91 million in 1Q19.
Negative treasury results of CHF 208 million in 2Q19 reflected losses of CHF 208 million with respect to structured notes volatility, mainly relating to interest rate movements, and negative revenues of CHF 83 million relating to funding activities, excluding Asset Resolution Unit-related asset funding costs. Negative revenues and losses were partially offset by gains of CHF 59 million relating to hedging volatility, gains of CHF 15 million relating to fair value option volatility on own debt and gains of CHF 11 million on fair-valued money market instruments. In 2Q18, negative treasury results of CHF 5 million reflected negative revenues of CHF 62 million relating to funding activities, partially offset by gains of CHF 36 million with respect to structured notes volatility and gains of CHF 19 million relating to hedging volatility. In 1Q19, negative treasury results of CHF 118 million mainly reflected losses of CHF 84 million with respect to structured notes volatility, negative revenues of CHF 69 million relating to funding activities, excluding Asset Resolution Unit-related asset funding costs, and losses of CHF 15 million on fair-valued money market instruments. Negative revenues and losses were partially offset by gains of CHF 30 million relating to fair value option volatility on own debt and gains of CHF 20 million relating to hedging volatility.
In the Asset Resolution Unit, we reported negative net revenues of CHF 24 million in 2Q19 compared to CHF 35 million in 1Q19. The decrease in negative net revenues was primarily driven by higher revenues from portfolio assets.
Other revenues of CHF 48 million increased CHF 19 million compared to 2Q18, mainly reflecting a positive impact from a specific client compliance function, the impact from the gross recognition of sublease rental income under the new accounting standard for leases and the elimination of losses from trading in own shares compared to the elimination of gains in 2Q18. These increases were partially offset by a loss related to a sale of real estate and increased costs relating to hedging transactions executed in connection with the Group’s risk-weighted assets. Compared to 1Q19, other revenues decreased CHF 14 million, mainly reflecting the loss related to a sale of real estate, a negative valuation impact from long-dated legacy deferred compensation and retirement programs and increased costs relating to hedging transactions executed in connection with the Group’s risk-weighted assets, partially offset by the elimination of losses from trading in own shares compared to the elimination of gains in 1Q19.
Provision for credit losses
In 2Q19, we recorded provision for credit losses of CHF 4 million compared to no provision in 2Q18 and a provision of CHF 6 million in 1Q19. Provision for credit losses in 2Q19 and 1Q19 were related to the Asset Resolution Unit.
Total operating expenses
Total operating expenses of CHF 208 million increased CHF 143 million compared to 2Q18, mainly reflecting increases in general and administrative expenses and compensation and benefits. General and administrative expenses of CHF 89 million increased CHF 119 million, primarily reflecting higher expenses related to the continuing evolution of our legal entity structure, legacy litigation provisions and general and administrative expenses related to the Asset Resolution Unit. Compensation and benefits of CHF 103 million increased CHF 29 million, primarily reflecting compensation and benefits related to the Asset Resolution Unit, partially offset by the impact of corporate function allocations.
Compared to 1Q19,
total operating expenses decreased CHF 78 million, mainly reflecting decreases in general and administrative expenses and compensation and benefits. General and administrative expenses decreased CHF 51 million, primarily reflecting the impact of corporate function allocations and a decrease in legacy litigation provisions. Compensation and benefits decreased CHF 27 million, primarily reflecting lower expenses for long-dated legacy deferred compensation and retirement programs and the impact of corporate function allocations.

Capital and leverage metrics
As of the end of 2Q19, we reported risk-weighted assets of CHF 49.1 billion, a decrease of CHF 1.0 billion compared to the end of 1Q19, primarily driven by internal model and parameter updates, mainly reflecting lower operational risk as a result of updated allocation keys. Leverage exposure was CHF 126.4 billion as of the end of 2Q19, a decrease of CHF 3.2 billion compared to the end of 1Q19, primarily related to a decrease in our centrally held balance of HQLA.
Expense allocation to divisions
	in			% change		in		% change
	2Q19	1Q19	2Q18	QoQ	YoY	6M19	6M18	YoY
Expense allocation to divisions (CHF million)
Compensation and benefits	753	772	734	(2)	3	1,525	1,437	6
General and administrative expenses	554	621	516	(11)	7	1,175	1,070	10
Commission expenses	16	16	21	0	(24)	32	40	(20)
Restructuring expenses	–	–	95	–	–	–	129	–
Total other operating expenses	570	637	632	(11)	(10)	1,207	1,239	(3)
Total operating expenses before allocation to divisions	1,323	1,409	1,366	(6)	(3)	2,732	2,676	2
Net allocation to divisions	1,115	1,123	1,301	(1)	(14)	2,238	2,499	(10)
of which Swiss Universal Bank	259	254	272	2	(5)	513	525	(2)
of which International Wealth Management	213	213	229	0	(7)	426	439	(3)
of which Asia Pacific	186	184	194	1	(4)	370	391	(5)
of which Global Markets	372	381	428	(2)	(13)	753	827	(9)
of which Investment Banking & Capital Markets	85	91	100	(7)	(15)	176	181	(3)
of which Strategic Resolution Unit [1]	–	–	78	–	–	–	136	–
Total operating expenses	208	286	65	(27)	220	494	177	179
Corporate services and business support, including in finance, operations, human resources, legal, compliance, risk management and IT, are provided by corporate functions, and the related costs are allocated to the segments and the Corporate Center based on their requirements and other relevant measures.

1 Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group.
Asset Resolution Unit
	in / end of				% change	in / end of
	2Q19		1Q19		QoQ	6M19
Statements of operations (CHF million)
Revenues from portfolio assets	30		21		43	51
Asset funding costs	(54)		(56)		(4)	(110)
Net revenues	(24)		(35)		(31)	(59)
Provision for credit losses	4		6		(33)	10
Compensation and benefits	41		34		21	75
General and administrative expenses	21		26		(19)	47
Commission expenses	3		2		50	5
Total other operating expenses	24		28		(14)	52
Total operating expenses	65		62		5	127
Income/(loss) before taxes	(93)		(103)		(10)	(196)
Balance sheet statistics (CHF million)
Total assets	20,153		20,880		(3)	20,153
Risk-weighted assets (USD)	8,514	[1]	11,691	[1]	(27)	8,514
Leverage exposure (USD)	29,018		29,336		(1)	29,018
1 Risk-weighted assets excluding operational risk were USD 6,766 million and USD 6,564 million as of the end of 2Q19 and 1Q19, respectively.

Assets under management
As of the end of 2Q19, assets under management were CHF 1,459.9 billion, an increase of CHF 28.6 billion compared to the end of 1Q19, with net new assets of CHF 23.2 billion in 2Q19.
Assets under management
Assets under management comprise assets that are placed with us for investment purposes and include discretionary and advisory counterparty assets. Discretionary assets are assets for which the client fully transfers the discretionary power to a Credit Suisse entity with a management mandate. Discretionary assets are reported in the business in which the advice is provided as well as in the business in which the investment decisions take place. Assets managed by the Asset Management business of International Wealth Management for other businesses are reported in each applicable business and eliminated at the Group level. Advisory assets include assets placed with us where the client is provided access to investment advice but retains discretion over investment decisions.
Assets under management and net new assets include assets managed by consolidated entities, joint ventures and strategic participations. Assets from joint ventures and participations are counted in proportion to our share in the respective entity.
Assets under management and client assets
end of	2Q19	1Q19	2Q18		% change QoQ
Assets under management (CHF billion)
Swiss Universal Bank - Private Clients	214.7	210.7	207.9		1.9
Swiss Universal Bank - Corporate & Institutional Clients	410.7	395.9	355.8		3.7
International Wealth Management - Private Banking	363.1	356.4	370.7		1.9
International Wealth Management - Asset Management	414.0	404.5	401.4		2.3
Asia Pacific - Private Banking	218.7	219.0	205.6		(0.1)
Strategic Resolution Unit [1]	–	–	2.5		–
Assets managed across businesses [2]	(161.3)	(155.2)	(145.2)	[3]	3.9
Assets under management	1,459.9	1,431.3	1,398.7	[3]	2.0
of which discretionary assets	469.2	461.1	463.2	[3]	1.8
of which advisory assets	990.7	970.2	935.5		2.1
Client assets (CHF billion) [4]
Swiss Universal Bank - Private Clients	254.0	247.3	239.7		2.7
Swiss Universal Bank - Corporate & Institutional Clients	508.5	493.5	457.6		3.0
International Wealth Management - Private Banking	460.9	457.9	468.3		0.7
International Wealth Management - Asset Management	414.0	404.5	401.4		2.3
Asia Pacific - Private Banking	272.7	274.1	263.0		(0.5)
Strategic Resolution Unit [1]	–	–	4.9		–
Assets managed across businesses [2]	(161.3)	(155.2)	(145.2)	[3]	3.9
Client Assets	1,748.8	1,722.1	1,689.7	[3]	1.6
1
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual assets under management were either transferred to other divisions or no longer qualify as assets under management.

2 Represents assets managed by Asset Management within International Wealth Management for the other businesses.
3 Prior period has been corrected.
4
Client assets is a broader measure than assets under management as it includes transactional accounts and assets under custody (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

Growth in assets under management
in	2Q19	1Q19	2Q18		6M19	6M18
Growth in assets under management (CHF billion)
Net new assets	23.2	35.8	15.3	[1]	59.0	40.3	[1]
of which Swiss Universal Bank - Private Clients	1.2	3.3	0.5		4.5	3.2
of which Swiss Universal Bank - Corporate & Institutional Clients	8.9	27.6	0.9		36.5	4.7
of which International Wealth Management - Private Banking	5.5	1.3	5.2		6.8	10.7
of which International Wealth Management - Asset Management [2]	8.6	(0.5)	8.0		8.1	17.0
of which Asia Pacific - Private Banking	2.8	5.0	3.4		7.8	9.6
of which Strategic Resolution Unit [3]	–	–	(0.1)		–	(0.2)
of which assets managed across businesses [4]	(3.8)	(0.9)	(2.6)	[1]	(4.7)	(4.7)	[1]
Other effects	5.4	48.2	3.5	[1]	53.6	(17.7)	[1]
of which Swiss Universal Bank - Private Clients	2.8	9.4	0.7		12.2	(3.6)
of which Swiss Universal Bank - Corporate & Institutional Clients	5.9	19.6	2.9		25.5	(3.6)
of which International Wealth Management - Private Banking	1.2	(2.4)	(4.2)		(1.2)	(6.9)
of which International Wealth Management - Asset Management	0.9	16.3	2.2		17.2	(1.2)
of which Asia Pacific - Private Banking	(3.1)	12.3	3.1		9.2	(0.8)
of which Strategic Resolution Unit [3]	–	(0.5)	0.0		(0.5)	(2.3)
of which assets managed across businesses [4]	(2.3)	(6.5)	(1.2)	[1]	(8.8)	0.7	[1]
Growth in assets under management	28.6	84.0	18.8		112.6	22.6	[1]
of which Swiss Universal Bank - Private Clients	4.0	12.7	1.2		16.7	(0.4)
of which Swiss Universal Bank - Corporate & Institutional Clients	14.8	47.2	3.8		62.0	1.1
of which International Wealth Management - Private Banking	6.7	(1.1)	1.0		5.6	3.8
of which International Wealth Management - Asset Management [2]	9.5	15.8	10.2		25.3	15.8
of which Asia Pacific - Private Banking	(0.3)	17.3	6.5		17.0	8.8
of which Strategic Resolution Unit [3]	–	(0.5)	(0.1)		(0.5)	(2.5)
of which assets managed across businesses [4]	(6.1)	(7.4)	(3.8)		(13.5)	(4.0)	[1]
Growth in assets under management (annualized) (%)
Net new assets	6.5	10.6	4.4	[1]	8.8	5.9
of which Swiss Universal Bank - Private Clients	2.3	6.7	1.0		4.5	3.1
of which Swiss Universal Bank - Corporate & Institutional Clients	9.0	31.7	1.0		20.9	2.7
of which International Wealth Management - Private Banking	6.2	1.5	5.6		3.8	5.8
of which International Wealth Management - Asset Management [2]	8.5	(0.5)	8.2		4.2	8.8
of which Asia Pacific - Private Banking	5.1	9.9	6.8		7.7	9.8
of which Strategic Resolution Unit [3]	–	–	(15.4)		–	(8.0)
of which assets managed across businesses [4]	9.8	2.4	7.4	[1]	6.4	6.7	[1]
Other effects	1.5	14.3	1.0		7.9	(2.6)	[1]
of which Swiss Universal Bank - Private Clients	5.3	19.0	1.3		12.4	(3.5)
of which Swiss Universal Bank - Corporate & Institutional Clients	6.0	22.4	3.3		14.7	(2.1)
of which International Wealth Management - Private Banking	1.3	(2.7)	(4.5)		(0.7)	(3.7)
of which International Wealth Management - Asset Management	0.9	16.8	2.2		8.8	(0.6)
of which Asia Pacific - Private Banking	(5.6)	24.4	6.3		9.2	(0.9)
of which Strategic Resolution Unit [3]	–	(400.0)	0.0		(200.0)	(92.0)
of which assets managed across businesses [4]	5.9	17.6	3.3	[1]	11.9	(1.0)	[1]
Growth in assets under management	8.0	24.9	5.4	[1]	16.7	3.3	[1]
of which Swiss Universal Bank - Private Clients	7.6	25.7	2.3		16.9	(0.4)
of which Swiss Universal Bank - Corporate & Institutional Clients	15.0	54.1	4.3		35.6	0.6
of which International Wealth Management - Private Banking	7.5	(1.2)	1.1		3.1	2.1
of which International Wealth Management - Asset Management [2]	9.4	16.3	10.4		13.0	8.2
of which Asia Pacific - Private Banking	(0.5)	34.3	13.1		16.9	8.9
of which Strategic Resolution Unit [3]	–	(400.0)	(15.4)		(200.0)	(100.0)
of which assets managed across businesses [4]	15.7	20.0	10.7		18.3	5.7	[1]
1 Prior period has been corrected.
2 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
3
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual assets under management were either transferred to other divisions or no longer qualify as assets under management.

4 Represents assets managed by Asset Management within International Wealth Management for the other businesses.

Growth in assets under management (continued)
in	2Q19	1Q19	2Q18		6M19	6M18
Growth in net new assets (rolling four-quarter average) (%)
Net new assets	5.4	4.9	3.2		–	–
of which Swiss Universal Bank - Private Clients	2.1	1.7	2.1		–	–
of which Swiss Universal Bank - Corporate & Institutional Clients	11.4	9.2	(2.6)		–	–
of which International Wealth Management - Private Banking	2.8	2.7	5.1		–	–
of which International Wealth Management - Asset Management [1]	3.3	3.2	5.3		–	–
of which Asia Pacific - Private Banking	7.5	8.0	9.4		–	–
of which Strategic Resolution Unit [2]	(4.0)	(7.7)	(17.9)		–	–
of which assets managed across businesses [3]	5.8	5.1	4.0	[4]	–	–
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual assets under management were either transferred to other divisions or no longer qualify as assets under management.

3 Represents assets managed by Asset Management within International Wealth Management for the other businesses.
4 Prior period has been corrected.
Net new assets
Net new assets include individual cash payments, delivery of securities and cash flows resulting from loan increases or repayments.
Interest and dividend income credited to clients and commissions, interest and fees charged for banking services as well as changes in assets under management due to currency and market volatility are not taken into account when calculating net new assets. Any such changes are not directly related to the Group’s success in acquiring assets under management. Similarly structural effects mainly relate to asset inflows and outflows due to acquisition or divestiture, exit from businesses or markets or exits due to new regulatory requirements and are not taken into account when calculating net new assets. The Group reviews relevant policies regarding client assets on a regular basis.
2Q19 results details
As of the end of 2Q19, assets under management of CHF 1,459.9 billion increased CHF 28.6 billion compared to the end of 1Q19. The increase was primarily driven by net new assets of CHF 23.2 billion and favorable market movements, partially offset by unfavorable foreign exchange-related movements.
Net new assets of CHF 23.2 billion mainly reflected inflows across the following businesses. Net new assets of CHF 8.9 billion in the Corporate & Institutional Clients business of Swiss Universal Bank primarily reflected inflows from the pension business. Net new assets of CHF 8.6 billion in the Asset Management business of International Wealth Management mainly reflected inflows from traditional and alternative investments, partially offset by outflows from emerging market joint ventures. Net new assets of CHF 5.5 billion in the Private Banking business of International Wealth Management primarily reflected inflows from emerging markets and Europe. Net new assets of CHF 2.8 billion in the Private Banking business of Asia Pacific primarily reflected inflows from Southeast Asia.
> Refer to “Swiss Universal Bank”, “International Wealth Management” and “Asia Pacific” for further information.
> Refer to “Note 38 – Assets under management” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2018 for further information.

II – Treasury, risk, balance sheet and off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet and off-balance sheet

Liquidity and funding management
In 2Q19, we maintained a strong liquidity and funding position. The majority of our unsecured funding was generated from core customer deposits and long-term debt.
Liquidity management
Securities for funding and capital purposes have historically been issued primarily by the Bank, our principal operating subsidiary and a US registrant. In response to regulatory reform, we have focused our issuance strategy on offering long-term debt securities at the Group level. Proceeds from issuances are lent to operating subsidiaries and affiliates on both a senior and subordinated basis, as needed; the latter typically to meet capital requirements and the former as desired by management to support business initiatives and liquidity needs.
Our liquidity and funding profile reflects our strategy and risk appetite and is driven by business activity levels and the overall operating environment. Our internal liquidity risk management framework is subject to review and monitoring by the Swiss Financial Market Supervisory Authority FINMA (FINMA), other regulators and rating agencies.
> Refer to “Treasury management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2018 for further information on liquidity and funding management.
Regulatory framework
BIS liquidity framework
The Basel Committee on Banking Supervision (BCBS) established the Basel III international framework for liquidity risk measurement, standards and monitoring. The Basel III framework includes a liquidity coverage ratio (LCR) and a net stable funding ratio (NSFR). Credit Suisse is subject to the Basel III framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks (Swiss Requirements).
The LCR addresses liquidity risk over a 30-day period. The LCR aims to ensure that banks have unencumbered HQLA available to meet short-term liquidity needs under a severe stress scenario. The LCR is comprised of two components, the value of HQLA in stressed conditions and the total net cash outflows calculated according to specified scenario parameters. Under the BCBS framework, the minimum required ratio of liquid assets over net cash outflows is 100%.
The NSFR establishes criteria for a minimum amount of stable funding based on the liquidity of a bank’s on- and off-balance sheet activities over a one-year horizon. The NSFR is a complimentary measure to the LCR and is structured to ensure that illiquid assets are funded with an appropriate amount of stable long-term funds. The NSFR is defined as the ratio of available stable funding over the amount of required stable funding and, once implemented by national regulators, should always be at least 100%.
Swiss liquidity requirements
The Swiss Federal Council adopted a liquidity ordinance (Liquidity Ordinance) that implements Basel III liquidity requirements into Swiss law. Under the Liquidity Ordinance, as amended, systemically relevant banks like Credit Suisse are subject to a minimum LCR requirement of 100% at all times and the associated disclosure requirements.
In connection with the implementation of Basel III, regulatory LCR disclosures for the Group and certain subsidiaries are required. Further details on our LCR can be found on our website.
> Refer to credit-suisse.com/regulatorydisclosures for additional information.
FINMA requires us to report the NSFR to FINMA on a monthly basis during an observation period that began in 2012. The reporting instructions are generally aligned with the final BCBS NSFR requirements. The Federal Council has decided to postpone the introduction of the NSFR as a minimum standard, which was originally planned for January 1, 2018, and will reconsider this matter at the end of 2019.
Our liquidity principles and our liquidity risk management framework as agreed with FINMA are in line with the Basel III liquidity framework.
> Refer to “Treasury management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2018 for further information on the BIS liquidity framework and Swiss liquidity requirements.
Liquidity risk management
Our liquidity and funding policy is designed to ensure that funding is available to meet all obligations in times of stress, whether caused by market events or issues specific to Credit Suisse. We achieve this through a conservative asset/liability management strategy aimed at maintaining long-term funding, including stable deposits, in excess of illiquid assets. To address short-term liquidity stress, we maintain a liquidity pool that covers unexpected outflows in the event of severe market and idiosyncratic stress.
> Refer to “Treasury management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2018 for further information on our approach to liquidity risk management, governance and contingency planning.

Liquidity metrics
Liquidity pool
Treasury manages a sizeable portfolio of liquid assets comprised of cash held at central banks and securities. The liquidity pool may be used to meet the liquidity requirements of our operating companies.
We centrally manage this liquidity pool and hold it at our main operating entities. Holding securities in these entities ensures that we can make liquidity and funding available to local entities in need without delay.
> Refer to “Treasury management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2018 for further information on our liquidity pool.
As of the end of 2Q19, our liquidity pool managed by Treasury and the global liquidity group had an HQLA value of CHF 162.0 billion. The liquidity pool consisted of CHF 78.7 billion of cash held at major central banks, primarily the SNB, the Fed and the ECB, and CHF 83.3 billion market value of securities issued by governments and government agencies, primarily from the US, UK and France.
In addition to the liquidity portfolio, there is also a portfolio of unencumbered liquid assets managed by the global liquidity group and by various businesses, primarily in the Global Markets and Asia Pacific divisions. These assets generally include high-grade bonds and highly liquid equity securities that form part of major indices. In coordination with the businesses and the global liquidity group, Treasury can access these assets to generate liquidity if required.
As of the end of 2Q19, the portfolio of liquid assets that is not managed by Treasury and the global liquidity group had a market value of CHF 28.6 billion, consisting of CHF 10.1 billion of high-grade bonds and CHF 18.5 billion of highly liquid equity securities. Under our internal model, an average stress-level haircut of 16% is applied to these assets. The haircuts applied to these portfolios reflect our assessment of overall market risk at the time of measurement, potential monetization capacity taking into account increased haircuts, market volatility and the quality of the relevant securities.
Liquidity pool – Group
End of	2Q19					1Q19	4Q18
	Swiss franc	US dollar	Euro	Other currencies	Total	Total	Total
Liquid assets (CHF million)
Cash held at central banks	58,032	10,854	7,504	2,283	78,673	86,015	85,494
Securities	6,622	47,260	9,266	20,141	83,289	74,721	74,360
Liquid assets [1]	64,654	58,114	16,770	22,424	161,962	160,736	159,854
Calculated using a three-month average, which is calculated on a daily basis.
1 Reflects a pre-cancellation view.
Liquidity Coverage Ratio
Our calculation methodology for the LCR is prescribed by FINMA and uses a three-month average that is measured using daily calculations during the quarter. The FINMA calculation of HQLA takes into account a cancellation mechanism (post-cancellation view) and is therefore not directly comparable to the assets presented in the financial statements that could potentially be monetized under a severe stress scenario. The cancellation mechanism effectively excludes the impact of certain secured financing transactions from available HQLA and simultaneously adjusts the level of net cash outflows calculated. Application of the cancellation mechanism adjusts both the numerator and denominator of the LCR calculation, meaning that the impact is mostly neutral on the LCR itself.
Our HQLA measurement methodology excludes potentially eligible HQLA available for use by entities of the Group in certain jurisdictions that may not be readily accessible for use by the Group as a whole. These HQLA eligible amounts may be restricted for reasons such as local regulatory requirements, including large exposure requirements, or other binding constraints that could limit the transferability to other Group entities in other jurisdictions.
On this basis, the level of our LCR was 193% as of the end of 2Q19, an increase from 191% as of the end of 1Q19, representing an average HQLA of CHF 161.3 billion and average net cash outflows of CHF 83.4 billion. The ratio reflects a conservative liquidity position, including ensuring that the Group’s branches and subsidiaries meet applicable local liquidity requirements.
The increase in the LCR in 2Q19 primarily reflected a slight decrease in net cash outflows, while the level of HQLA was stable compared to the prior quarter. The decrease in net cash outflows was primarily driven by reductions in additional requirements, mainly related to lower cash outflows from maturing secured debt issuances and collateral requirements, and unsecured wholesale funding decreases in non-operational deposits, which were partially offset by an increase in net cash outflows associated with unsecured wholesale funding in unsecured debt as well as secured wholesale funding and secured lending activities.
The spot balance of HQLA held on the last business day of 2Q19 was CHF 152.8 billion, which was CHF 2.2 billion lower than the spot balance of HQLA held on the last business day of 1Q19.

Liquidity coverage ratio – Group
End of	2Q19				1Q19		4Q18
	Unweighted value	[1]	Weighted value	[2]	Weighted value	[2]	Weighted value	[2]
High-quality liquid assets (CHF million)
High-quality liquid assets [3]	–		161,276		161,401		161,231
Cash outflows (CHF million)
Retail deposits and deposits from small business customers	164,422		21,393		20,775		20,765
Unsecured wholesale funding	218,340		88,429		89,051		89,065
Secured wholesale funding	–		56,631		53,940		54,879
Additional requirements	160,454		33,533		36,562		36,921
Other contractual funding obligations	58,676		58,675		56,811		65,526
Other contingent funding obligations	217,084		5,617		5,168		5,391
Total cash outflows	–		264,278		262,307		272,547
Cash inflows (CHF million)
Secured lending	131,514		87,596		86,165		85,678
Inflows from fully performing exposures	69,657		33,292		33,006		31,785
Other cash inflows	60,012		60,012		58,631		67,273
Total cash inflows	261,183		180,900		177,802		184,736
Liquidity coverage ratio
High-quality liquid assets (CHF million)	–		161,276		161,401		161,231
Net cash outflows (CHF million)	–		83,378		84,505		87,811
Liquidity coverage ratio (%)	–		193		191		184
Calculated using a three-month average, which is calculated on a daily basis.
1 Calculated as outstanding balances maturing or callable within 30 days.
2 Calculated after the application of haircuts for high-quality liquid assets or inflow and outflow rates.
3 Consists of cash and eligible securities as prescribed by FINMA and reflects a post-cancellation view.
Funding management
Funding sources
We fund our balance sheet primarily through core customer deposits, long-term debt, including structured notes, and shareholders’ equity. We monitor the funding sources, including their concentrations against certain limits, according to their counterparty, currency, tenor, geography and maturity, and whether they are secured or unsecured.
A substantial portion of our balance sheet is match funded and requires no unsecured funding. Match funded balance sheet items consist of assets and liabilities with close to equal liquidity durations and values so that the liquidity and funding generated or required by the positions are substantially equivalent.
Cash and due from banks and reverse repurchase agreements are highly liquid. A significant part of our assets, principally unencumbered trading assets that support the securities business, is comprised of securities inventories and collateralized receivables that fluctuate and are generally liquid. These liquid assets are available to settle short-term liabilities.
Loans, which comprise the largest component of our illiquid assets, are funded by our core customer deposits, with an excess coverage of 14% as of the end of 2Q19, compared to 16% as of the end of 1Q19, reflecting a small decrease in deposits. Loans were stable compared to 1Q19. We fund other illiquid assets, including real estate, private equity and other long-term investments as well as the haircut for the illiquid portion of securities, with long-term debt and equity, in which we try to maintain a substantial funding buffer.
Our core customer deposits totaled CHF 334 billion as of the end of 2Q19, compared to CHF 340 billion as of the end of 1Q19, reflecting a stable customer deposit base in the private banking and corporate & institutional clients businesses in 2Q19. Core customer deposits are from clients with whom we have a broad and longstanding relationship. Core customer deposits exclude deposits from banks and certificates of deposit. We place a priority on maintaining and growing customer deposits, as they have proven to be a stable and resilient source of funding even in difficult market conditions. Our core customer deposit funding is supplemented by the issuance of long-term debt.
> Refer to the chart “Balance sheet funding structure” and “Balance sheet” in Balance sheet and off-balance sheet for further information.

Debt issuances and redemptions
As of the end of 2Q19, we had outstanding long-term debt of CHF 158.0 billion, which included senior and subordinated instruments. We had CHF 51.1 billion and CHF 15.0 billion of structured notes and covered bonds outstanding, respectively, as of the end of 2Q19 compared to CHF 51.7 billion and CHF 15.1 billion, respectively, as of the end of 1Q19.
> Refer to “Issuances and redemptions” in Capital management for information on capital issuances, including buffer and progressive capital notes.
Short-term borrowings decreased slightly to CHF 26.1 billion as of the end of 2Q19, compared to CHF 26.6 billion as of the end of 1Q19, mainly related to foreign exchange-related movements.
The following table provides information on long-term debt issuances, maturities and redemptions in 2Q19, excluding structured notes.
> Refer to “Debt issuances and redemptions” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Liquidity and funding management in the Credit Suisse Annual Report 2018 for further information.
Debt issuances and redemptions
in 2Q19	Senior	Senior bail-in	Sub- ordinated	Long-term debt
Long-term debt (CHF billion, notional value)
Issuances	0.0	1.6	0.5	2.1
of which unsecured	0.0	1.6	0.5	2.1
of which secured [1]	0.0	0.0	0.0	0.0
Maturities / Redemptions	4.5	0.0	0.0	4.5
of which unsecured	4.4	0.0	0.0	4.4
of which secured [1]	0.1	0.0	0.0	0.1
Excludes structured notes.
1 Includes covered bonds, excluding a CHF 250 million issuance that settled in July 2019.
Credit ratings
The maximum impact of a simultaneous one, two or three-notch downgrade by all three major rating agencies in the Bank’s long-term debt ratings would result in additional collateral requirements or assumed termination payments under certain derivative instruments of CHF 0.2 billion, CHF 0.4 billion and CHF 1.2 billion, respectively, as of the end of 2Q19, and would not be material to our liquidity and funding planning. If the downgrade does not involve all three rating agencies, the impact may be smaller.
> Refer to “Credit ratings” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Liquidity and funding management in the Credit Suisse Annual Report 2018 for further information relating to credit ratings and additional risks relating to derivative instruments.

Capital management
As of the end of 2Q19, our BIS CET1 ratio was 12.5% and our BIS tier 1 leverage ratio was 5.3%.
Regulatory framework
Credit Suisse is subject to the Basel III framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks (Swiss Requirements), which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency.
References to phase-in and look-through included herein refer to Basel III capital requirements and Swiss Requirements. Phase-in reflects that, for the years 2013 – 2022, there is a phase-out of certain capital instruments. Look-through assumes the phase-out of certain capital instruments. Our capital metrics fluctuate during any reporting period in the ordinary course of business.
> Refer to “Capital management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2018 for further information.
BIS requirements
The BCBS, the standard setting committee within the BIS, issued the Basel III framework, with higher minimum capital requirements and conservation and countercyclical buffers, revised risk-based capital measures, a leverage ratio and liquidity standards. The framework was designed to strengthen the resilience of the banking sector and requires banks to hold more capital, mainly in the form of common equity. The new capital standards became fully effective on January 1, 2019 for those countries that have adopted Basel III.
> Refer to “BIS requirements” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management in the Credit Suisse Annual Report 2018 for a detailed discussion of the BIS requirements.
Swiss Requirements
The legislation implementing the Basel III framework in Switzerland in respect of capital requirements for systemically relevant banks, including Credit Suisse, goes beyond the Basel III minimum standards for systemically relevant banks.
Under the Capital Adequacy Ordinance, Swiss banks classified as systemically important banks operating internationally, such as Credit Suisse, are subject to two different minimum requirements for loss-absorbing capacity: global systemically important banks (G-SIBs) must hold sufficient capital that absorbs losses to ensure continuity of service (going concern requirement) and they must issue sufficient debt instruments to fund an orderly resolution without recourse to public resources (gone concern requirement).
Going concern capital and gone concern capital together form our total loss-absorbing capacity (TLAC). The going concern and gone concern requirements are generally aligned with the FSB’s total loss-absorbing capacity standard.

Both the going concern and the gone concern requirements are subject to a phase-in, with gradually increasing requirements as well as grandfathering provisions for certain outstanding instruments and have to be fully applied by January 1, 2020.
Additionally, there are FINMA decrees that apply to Credit Suisse, as a systemically important bank operating internationally, including capital adequacy requirements as well as liquidity and risk diversification requirements.
> Refer to “Swiss Requirements” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management in the Credit Suisse Annual Report 2018 for a detailed discussion of the Swiss Requirements.
Other regulatory disclosures
In connection with the implementation of Basel III, certain regulatory disclosures for the Group and certain of its subsidiaries are required. The Group’s Pillar 3 disclosure, regulatory disclosures, additional information on capital instruments, including the main features and terms and conditions of regulatory capital instruments and total loss-absorbing capacity-eligible instruments that form part of the eligible capital base and total loss-absorbing capacity resources, G-SIB financial indicators, reconciliation requirements, leverage ratios and certain liquidity disclosures as well as regulatory disclosures for subsidiaries can be found on our website.
> Refer to “credit-suisse.com/regulatorydisclosures” for additional information.

Regulatory developments
In June 2019, the BCBS released a revised framework regarding the treatment of client-cleared derivatives for purposes of the leverage ratio and a revision of the leverage ratio disclosure requirements as part of the Pillar 3 framework. The revision regarding the treatment of client-cleared derivatives aims to align the leverage ratio measurement of client-cleared derivatives with the standardized approach to measuring counterparty credit risk exposures as applied for risk-based capital requirements. Additionally, the revised leverage ratio disclosure requirements set out additional obligations for banks to disclose their leverage ratios based on quarter-end and on daily average values of securities financing transactions. Both revisions will be applicable to the version of the leverage ratio standard that will enter into effect on January 1, 2022.
Capital instruments
Issuances and redemptions
	Currency	Par value at issuance (million)		Coupon rate (%)		Description	Year of maturity
Issuances – callable bail-in instruments
Second quarter of 2019	USD	100		floored floating rate		Senior notes	2023
	USD	130		4.7		Senior notes	2049
	EUR	100		1.59	[1]	Senior notes	2030
	EUR	1,000	[2]	1.0		Senior notes	2027
	USD	130		4.5		Senior notes	2049
July 2019 to date	EUR	500	[2]	1.0		Senior notes	2027
Issuances – high-trigger capital instruments
Second quarter of 2019	SGD	750		5.625		Perpetual tier 1 contingent capital notes	–
1 Stepping down to 1.19%.
2 In July 2019, the offering was re-opened and the aggregate principal amount was increased from EUR 1,000 million to EUR 1,500 million.
Higher Trigger Capital Amount
The capital ratio write-down triggers for certain of our outstanding capital instruments take into account the fact that other outstanding capital instruments that contain relatively higher capital ratios as part of their trigger feature are expected to convert into equity or be written down prior to the write-down of such capital instruments. The amount of additional capital that is expected to be contributed by such conversion into equity or write-down is referred to as the Higher Trigger Capital Amount.
With respect to the capital instruments that specify a trigger event if the CET1 ratio were to fall below 5.125%, the Higher Trigger Capital Amount was CHF 6.3 billion and the Higher Trigger Capital Ratio (i.e., the ratio of the Higher Trigger Capital Amount to the aggregate of all risk-weighted assets (RWA) of the Group) was 2.2%, both as of the end of 2Q19.
With respect to the capital instruments that specify a trigger event if the CET1 ratio were to fall below 5%, the Higher Trigger Capital Amount was CHF 11.0 billion and the Higher Trigger Capital Ratio was 3.8%, both as of the end of 2Q19.
> Refer to the table “BIS capital metrics” for further information on the BIS metrics used to calculate such measures.
> Refer to “Higher Trigger Capital Amount” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Capital instruments in the Credit Suisse Annual Report 2018 for further information on the Higher Trigger Capital Amount.

BIS capital metrics
BIS capital metrics – Group
	Phase-in				Look-through
				% change				% change
end of	2Q19	1Q19	4Q18	QoQ	2Q19	1Q19	4Q18	QoQ
Capital and risk-weighted assets (CHF million)
CET1 capital	36,394	36,556	35,824	0	36,394	36,556	35,824	0
Tier 1 capital	47,397	47,032	46,040	1	47,397	47,032	46,040	1
Total eligible capital	51,298	50,939	50,239	1	50,926	50,569	49,548	1
Risk-weighted assets	290,798	290,098	284,582	0	290,798	290,098	284,582	0
Capital ratios (%)
CET1 ratio	12.5	12.6	12.6	–	12.5	12.6	12.6	–
Tier 1 ratio	16.3	16.2	16.2	–	16.3	16.2	16.2	–
Total capital ratio	17.6	17.6	17.7	–	17.5	17.4	17.4	–
Eligible capital – Group
	Phase-in				Look-through
				% change				% change
end of	2Q19	1Q19	4Q18	QoQ	2Q19	1Q19	4Q18	QoQ
Eligible capital (CHF million)
Total shareholders' equity	43,673	43,825	43,922	0	43,673	43,825	43,922	0
Regulatory adjustments [1]	(247)	(566)	(643)	(56)	(247)	(566)	(643)	(56)
Adjustments phased-in
Goodwill [2]	(4,732)	(4,803)	(4,762)	(1)	(4,732)	(4,803)	(4,762)	(1)
Other intangible assets [2]	(44)	(45)	(47)	(2)	(44)	(45)	(47)	(2)
Deferred tax assets that rely on future profitability	(1,678)	(1,614)	(1,647)	4	(1,678)	(1,614)	(1,647)	4
Shortfall of provisions to expected losses	(500)	(457)	(461)	9	(500)	(457)	(461)	9
(Gains)/losses due to changes in own credit on fair-valued liabilities	2,283	2,029	804	13	2,283	2,029	804	13
Defined benefit pension assets [2]	(2,236)	(1,515)	(1,374)	48	(2,236)	(1,515)	(1,374)	48
Investments in own shares	(74)	(304)	(32)	(76)	(74)	(304)	(32)	(76)
Other adjustments [3]	(51)	6	64	–	(51)	6	64	–
Adjustments phased-in [4]	(7,032)	(6,703)	(7,455)	5	(7,032)	(6,703)	(7,455)	5
CET1 capital	36,394	36,556	35,824	0	36,394	36,556	35,824	0
High-trigger capital instruments (7% trigger)	6,256	5,752	5,615	9	6,256	5,752	5,615	9
Low-trigger capital instruments (5.125% trigger)	4,747	4,724	4,601	0	4,747	4,724	4,601	0
Additional tier 1 capital	11,003	10,476	10,216	5	11,003	10,476	10,216	5
Tier 1 capital	47,397	47,032	46,040	1	47,397	47,032	46,040	1
Tier 2 low-trigger capital instruments (5% trigger)	3,529	3,537	3,508	0	3,529	3,537	3,508	0
Tier 2 instruments subject to phase-out	372	370	691	1	–	–	–	–
Tier 2 capital	3,901	3,907	4,199	0	3,529	3,537	3,508	0
Total eligible capital	51,298	50,939	50,239	1	50,926	50,569	49,548	1
1 Includes regulatory adjustments not subject to phase-in, including a cumulative dividend accrual.
2 Net of deferred tax liability.
3 Includes cash flow hedge reserve.
4 Reflects 100% phased-in deductions since 2018, including goodwill, other intangible assets and certain deferred tax assets.
Our CET1 ratio was 12.5% as of the end of 2Q19, a decrease compared to 12.6% as of the end of 1Q19. Our tier 1 ratio was 16.3% as of the end of 2Q19, an increase compared to 16.2% as of the end of 1Q19. Our total capital ratio was 17.6% as of the end of 2Q19, stable compared to the end of 1Q19.
CET1 capital was CHF 36.4 billion as of the end of 2Q19, stable compared to the end of 1Q19, mainly reflecting the net income attributable to shareholders offset by a negative foreign exchange impact, the settlement of share plan obligations and the repurchase of shares under the share buyback program.

Additional tier 1 capital was CHF 11.0 billion as of the end of 2Q19, an increase compared to CHF 10.5 billion as of the end of 1Q19, mainly reflecting the issuance of high-trigger additional tier 1 capital notes.
Tier 2 capital was CHF 3.9 billion as of the end of 2Q19, stable compared to the end of 1Q19.
Total eligible capital was CHF 51.3 billion as of the end of 2Q19, an increase compared to CHF 50.9 billion as of the end of 1Q19, primarily reflecting higher additional tier 1 capital.
Capital movement – Group
2Q19	Phase-in		Look- through
CET1 capital (CHF million)
Balance at beginning of period	36,556		36,556
Net income attributable to shareholders	937		937
Foreign exchange impact	(480)	[1]	(480)
Repurchase of shares under the share buyback program	(225)		(225)
Other [2]	(394)		(394)
Balance at end of period	36,394		36,394
Additional tier 1 capital (CHF million)
Balance at beginning of period	10,476		10,476
Foreign exchange impact	(196)		(196)
Issuances	543		543
Other	180	[3]	180
Balance at end of period	11,003		11,003
Tier 2 capital (CHF million)
Balance at beginning of period	3,907		3,537
Foreign exchange impact	(59)		(52)
Other	53		44
Balance at end of period	3,901		3,529
Eligible capital (CHF million)
Balance at end of period	51,298		50,926
1 Includes US GAAP cumulative translation adjustments and the foreign exchange impact on regulatory CET1 adjustments.
2
Includes the net effect of share-based compensation and pensions, the impact of a dividend accrual and a change in other regulatory adjustments (e.g., the net regulatory impact of (gains)/losses on fair-valued financial liabilities due to changes in own credit risk).

3 Primarily reflects valuation impacts.
Risk-weighted assets
Our balance sheet positions and off-balance sheet exposures translate into RWA, which are categorized as credit, market and operational RWA. When assessing RWA, it is not the nominal size, but rather the nature (including risk mitigation such as collateral or hedges) of the balance sheet positions or off-balance sheet exposures that determines the RWA.
> Refer to “Risk-weighted assets” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management in the Credit Suisse Annual Report 2018 for a detailed discussion of RWA.
For capital purposes, FINMA, in line with BIS requirements, uses a multiplier to impose an increase in market risk capital for every regulatory value-at-risk (VaR) backtesting exception above four in the prior rolling 12-month period. In 2Q19, our market risk capital multiplier remained at FINMA and BIS minimum levels and we did not experience an increase in market risk capital.
> Refer to “Market risk review” in Risk management for further information.
RWA were CHF 290.8 billion as of the end of 2Q19, stable compared to the end of 1Q19, mainly reflecting increases from external model and parameter updates and movement in risk levels, both mainly in credit risk. These increases were offset by a foreign exchange impact.
Excluding the foreign exchange impact, the increase in credit risk was primarily driven by external model and parameter updates and increases related to movements in risk levels attributable to book size, partially offset by a decrease in risk levels attributable to book quality. External model and parameter updates mainly reflected a FINMA-mandated buffer related to the ship finance rating model in International Wealth Management, the impact of the de-recognition of certain hedging transactions in Investment Banking & Capital Markets, Corporate Center and Global Markets and an additional change from a model approach to a standardized approach for certain loans across all divisions. It also included an additional phase-in of multipliers on income producing real estate (IPRE) and non-IPRE exposures, both within Swiss Universal Bank. The increase in risk levels attributable to book size was mainly driven by increases in lending risk exposures in Global Markets, Corporate Center, Swiss Universal Bank and Investment Banking & Capital Markets, and increases in derivatives exposures, mainly in Investment Banking & Capital Markets. These increases were partially offset by decreases in banking book securitization exposures in Swiss Universal Bank and Global Markets. The decrease in risk levels attributable to book quality was mainly due to a decrease in lending risk in International Wealth Management and Investment Banking & Capital Markets.

Risk-weighted asset movement by risk type – Group
2Q19	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Total
Credit risk (CHF million)
Balance at beginning of period	64,781	27,995	27,697	37,161	20,619	24,847	203,100
Foreign exchange impact	(217)	(410)	(515)	(993)	(609)	(402)	(3,146)
Movements in risk levels	(275)	266	(731)	852	1,448	374	1,934
of which credit risk – book size [1]	(211)	564	(848)	731	1,796	387	2,419
of which credit risk – book quality [2]	(64)	(298)	117	121	(348)	(13)	(485)
Model and parameter updates – internal [3]	(205)	35	32	(133)	(13)	(12)	(296)
Model and parameter updates – external [4]	412	867	201	382	577	452	2,891
Balance at end of period	64,496	28,753	26,684	37,269	22,022	25,259	204,483
Market risk (CHF million)
Balance at beginning of period	1,230	1,672	2,947	7,901	136	2,637	16,523
Foreign exchange impact	(21)	(30)	(54)	(174)	(3)	(46)	(328)
Movements in risk levels	(125)	(358)	174	223	42	(125)	(169)
Model and parameter updates – internal [3]	(3)	216	(117)	(1)	0	(50)	45
Model and parameter updates – external [4]	0	0	0	(12)	(105)	(114)	(231)
Balance at end of period	1,081	1,500	2,950	7,937	70	2,302	15,840
Operational risk (CHF million)
Balance at beginning of period	10,746	12,904	7,182	13,069	4,005	22,569	70,475
Model and parameter updates – internal [3]	650	348	193	(129)	15	(1,077)	0
Balance at end of period	11,396	13,252	7,375	12,940	4,020	21,492	70,475
Total (CHF million)
Balance at beginning of period	76,757	42,571	37,826	58,131	24,760	50,053	290,098
Foreign exchange impact	(238)	(440)	(569)	(1,167)	(612)	(448)	(3,474)
Movements in risk levels	(400)	(92)	(557)	1,075	1,490	249	1,765
Model and parameter updates – internal [3]	442	599	108	(263)	2	(1,139)	(251)
Model and parameter updates – external [4]	412	867	201	370	472	338	2,660
Balance at end of period	76,973	43,505	37,009	58,146	26,112	49,053	290,798
1 Represents changes in portfolio size.
2 Represents changes in average risk weighting across credit risk classes.
3 Represents movements arising from internally driven updates to models and recalibrations of model parameters specific only to Credit Suisse.
4 Represents movements arising from externally mandated updates to models and recalibrations of model parameters specific only to Credit Suisse.
Excluding the foreign exchange impact, the decrease in market risk was primarily driven by external model and parameter updates and decreases related to movements in risk levels. External model and parameter updates mainly reflected a change in approach for derivative positions from trading book securitization to banking book securitization in the Corporate Center and Investment Banking & Capital Markets. The decreases related to movements in risk levels were primarily in International Wealth Management, Swiss Universal Bank and Corporate Center.
Operational risk was stable. Internal model and parameter updates reflected updated operational risk allocation keys, resulting in lower operational RWA in the Corporate Center and Global Markets and higher operational RWA in Swiss Universal Bank, International Wealth Management and Asia Pacific.

Risk-weighted assets – Group
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	[1]	Corporate Center	[1]	Group
2Q19 (CHF million)
Credit risk	64,496	28,753	26,684	37,269	22,022	–		25,259		204,483
Market risk	1,081	1,500	2,950	7,937	70	–		2,302		15,840
Operational risk	11,396	13,252	7,375	12,940	4,020	–		21,492		70,475
Risk-weighted assets	76,973	43,505	37,009	58,146	26,112	–		49,053		290,798
4Q18 (CHF million)
Credit risk	63,280	26,604	27,102	35,380	20,498	5,834		16,201		194,899
Market risk	1,315	1,669	3,507	9,158	200	1,305		1,489		18,643
Operational risk	11,880	11,843	6,547	14,478	3,492	10,787		12,013		71,040
Risk-weighted assets	76,475	40,116	37,156	59,016	24,190	17,926		29,703		284,582
1
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit and is separately disclosed within the Corporate Center.

Leverage metrics
Credit Suisse has adopted the BIS leverage ratio framework, as issued by the BCBS and implemented in Switzerland by FINMA. Under the BIS framework, the leverage ratio measures tier 1 capital against the end-of-period exposure. As used herein, leverage exposure consists of period-end balance sheet assets and prescribed regulatory adjustments.
The leverage exposure was CHF 897.9 billion as of the end of 2Q19, stable compared to the end of 1Q19, mainly reflecting a decrease in the Group’s balance sheet assets, primarily reflecting a negative foreign exchange translation impact, offset by an increase from securities financing transactions.
> Refer to “Balance sheet and off-balance sheet” for further information on the reduction in the Group’s consolidated balance sheet.
Leverage exposure – Group
end of	2Q19	1Q19	4Q18
Leverage exposure (CHF million)
Swiss Universal Bank	261,165	259,380	255,480
International Wealth Management	101,263	100,552	98,556
Asia Pacific	112,060	110,684	106,375
Global Markets	254,198	259,420	245,664
Investment Banking & Capital Markets	42,846	42,161	40,485
Strategic Resolution Unit [1]	–	–	29,579
Corporate Center [1]	126,384	129,617	105,247
Leverage exposure	897,916	901,814	881,386
1
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit and is separately disclosed within the Corporate Center.

BIS leverage ratios – Group
The CET1 leverage ratio was 4.1% as of the end of 2Q19, stable compared to the end of 1Q19. The tier 1 leverage ratio was 5.3% as of the end of 2Q19, an increase compared to 5.2% as of the end of 1Q19.
Leverage exposure components – Group
	Phase-in				Look-through
				% change				% change
end of	2Q19	1Q19	4Q18	QoQ	2Q19	1Q19	4Q18	QoQ
Leverage exposure (CHF million)
Balance sheet assets	784,216	793,636	768,916	(1)	784,216	793,636	768,916	(1)
Adjustments
Difference in scope of consolidation and tier 1 capital deductions [1]	(14,099)	(13,280)	(12,655)	6	(14,099)	(13,280)	(12,655)	6
Derivative financial instruments	74,518	75,806	73,110	(2)	74,518	75,806	73,110	(2)
Securities financing transactions	(35,025)	(40,169)	(32,278)	(13)	(35,025)	(40,169)	(32,278)	(13)
Off-balance sheet exposures	88,306	85,821	84,293	3	88,306	85,821	84,293	3
Total adjustments	113,700	108,178	112,470	5	113,700	108,178	112,470	5
Leverage exposure	897,916	901,814	881,386	0	897,916	901,814	881,386	0
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

BIS leverage metrics – Group
	Phase-in				Look-through
				% change				% change
end of	2Q19	1Q19	4Q18	QoQ	2Q19	1Q19	4Q18	QoQ
Capital and leverage exposure (CHF million)
CET1 capital	36,394	36,556	35,824	0	36,394	36,556	35,824	0
Tier 1 capital	47,397	47,032	46,040	1	47,397	47,032	46,040	1
Leverage exposure	897,916	901,814	881,386	0	897,916	901,814	881,386	0
Leverage ratios (%)
CET1 leverage ratio	4.1	4.1	4.1	–	4.1	4.1	4.1	–
Tier 1 leverage ratio	5.3	5.2	5.2	–	5.3	5.2	5.2	–

Swiss metrics
Swiss capital metrics
As of the end of 2Q19, our Swiss CET1 ratio was 12.4%, our going concern capital ratio was 17.4%, our gone concern capital ratio was 12.7% and our TLAC ratio was 30.1%.
On a look-through basis, as of the end of 2Q19, our Swiss CET1 capital was CHF 36.2 billion and our Swiss CET1 ratio was 12.4%. Our going concern capital was CHF 47.2 billion and our going concern capital ratio was 16.2%. Our gone concern capital was CHF 40.0 billion and our gone concern capital ratio was 13.7%. Our total loss-absorbing capacity was CHF 87.2 billion and our TLAC ratio was 29.9%.
Swiss capital metrics – Group
	Phase-in				Look-through
				% change				% change
end of	2Q19	1Q19	4Q18	QoQ	2Q19	1Q19	4Q18	QoQ
Swiss capital and risk-weighted assets (CHF million)
Swiss CET1 capital	36,240	36,422	35,719	0	36,240	36,422	35,719	0
Going concern capital	50,772	50,434	49,443	1	47,243	46,897	45,935	1
Gone concern capital	36,975	36,466	35,678	1	39,997	39,495	37,909	1
Total loss-absorbing capacity (TLAC)	87,747	86,900	85,121	1	87,240	86,392	83,844	1
Swiss risk-weighted assets	291,438	290,729	285,193	0	291,438	290,729	285,193	0
Swiss capital ratios (%)
Swiss CET1 ratio	12.4	12.5	12.5	–	12.4	12.5	12.5	–
Going concern capital ratio	17.4	17.3	17.3	–	16.2	16.1	16.1	–
Gone concern capital ratio	12.7	12.5	12.5	–	13.7	13.6	13.3	–
TLAC ratio	30.1	29.9	29.8	–	29.9	29.7	29.4	–

Swiss capital and risk-weighted assets – Group
	Phase-in				Look-through
				% change				% change
end of	2Q19	1Q19	4Q18	QoQ	2Q19	1Q19	4Q18	QoQ
Swiss capital (CHF million)
CET1 capital – BIS	36,394	36,556	35,824	0	36,394	36,556	35,824	0
Swiss regulatory adjustments [1]	(154)	(134)	(105)	15	(154)	(134)	(105)	15
Swiss CET1 capital	36,240	36,422	35,719	0	36,240	36,422	35,719	0
Additional tier 1 high-trigger capital instruments	6,256	5,751	5,615	9	6,256	5,751	5,615	9
Grandfathered capital instruments	8,276	8,261	8,109	0	4,747	4,724	4,601	0
of which additional tier 1 low-trigger capital instruments	4,747	4,724	4,601	0	4,747	4,724	4,601	0
of which tier 2 low-trigger capital instruments	3,529	3,537	3,508	0	–	–	–	–
Swiss additional tier 1 capital	14,532	14,012	13,724	4	11,003	10,475	10,216	5
Going concern capital	50,772	50,434	49,443	1	47,243	46,897	45,935	1
Bail-in debt instruments	35,945	35,435	33,892	1	35,945	35,435	33,892	1
Tier 2 instruments subject to phase-out	373	370	691	1	–	–	–	–
Tier 2 amortization component	657	661	1,095	(1)	523	523	509	0
Tier 2 low-trigger capital instruments	–	–	–	–	3,529	3,537	3,508	–
Gone concern capital	36,975	36,466	35,678	1	39,997	39,495	37,909	1
Total loss-absorbing capacity	87,747	86,900	85,121	1	87,240	86,392	83,844	1
Risk-weighted assets (CHF million)
Risk-weighted assets – BIS	290,798	290,098	284,582	0	290,798	290,098	284,582	0
Swiss regulatory adjustments [2]	640	631	611	1	640	631	611	1
Swiss risk-weighted assets	291,438	290,729	285,193	0	291,438	290,729	285,193	0
1 Includes adjustments for certain unrealized gains outside the trading book.
2 Primarily includes differences in the credit risk multiplier.
Swiss leverage metrics – Group
	Phase-in				Look-through
				% change				% change
end of	2Q19	1Q19	4Q18	QoQ	2Q19	1Q19	4Q18	QoQ
Swiss capital and leverage exposure (CHF million)
Swiss CET1 capital	36,240	36,422	35,719	0	36,240	36,422	35,719	0
Going concern capital	50,772	50,434	49,443	1	47,243	46,897	45,935	1
Gone concern capital	36,975	36,466	35,678	1	39,997	39,495	37,909	1
Total loss-absorbing capacity	87,747	86,900	85,121	1	87,240	86,392	83,844	1
Leverage exposure	897,916	901,814	881,386	0	897,916	901,814	881,386	0
Swiss leverage ratios (%)
Swiss CET1 leverage ratio	4.0	4.0	4.1	–	4.0	4.0	4.1	–
Going concern leverage ratio	5.7	5.6	5.6	–	5.3	5.2	5.2	–
Gone concern leverage ratio	4.1	4.0	4.0	–	4.5	4.4	4.3	–
TLAC leverage ratio	9.8	9.6	9.7	–	9.7	9.6	9.5	–
Rounding differences may occur.
Swiss leverage metrics
The leverage exposure used in the Swiss leverage ratios is measured on the same period-end basis as the leverage exposure for the BIS leverage ratio. As of the end of 2Q19, our Swiss CET1 leverage ratio was 4.0%, our going concern leverage ratio was 5.7%, our gone concern leverage ratio was 4.1% and our TLAC leverage ratio was 9.8%. On a look-through basis, as of the end of 2Q19, our Swiss CET1 leverage ratio was 4.0%, our going concern leverage ratio was 5.3%, our gone concern leverage ratio was 4.5% and our TLAC leverage ratio was 9.7%.

Bank regulatory disclosures
The following capital, RWA and leverage disclosures apply to the Bank. The business of the Bank is substantially the same as that of the Group, including business drivers and trends relating to capital, RWA and leverage metrics.
> Refer to “BIS capital metrics”, “Risk-weighted assets”, “Leverage metrics” and “Swiss metrics” for further information.
BIS capital metrics – Bank
	Phase-in
				% change
end of	2Q19	1Q19	4Q18	QoQ
Capital and risk-weighted assets (CHF million)
CET1 capital	40,450	40,211	38,915	1
Tier 1 capital	50,516	49,756	48,231	2
Total eligible capital	54,417	53,663	52,431	1
Risk-weighted assets	291,410	291,199	286,081	0
Capital ratios (%)
CET1 ratio	13.9	13.8	13.6	–
Tier 1 ratio	17.3	17.1	16.9	–
Total capital ratio	18.7	18.4	18.3	–
Eligible capital and risk-weighted assets – Bank
	Phase-in
end of	2Q19		1Q19	4Q18	% change QoQ
Eligible capital (CHF million)
Total shareholders' equity	45,322		45,570	45,296	(1)
Regulatory adjustments [1]	(28)		(64)	(49)	(56)
Adjustments phased-in [2]	(4,844)		(5,295)	(6,332)	(9)
CET1 capital	40,450		40,211	38,915	1
Additional tier 1 instruments	10,066	[3]	9,545	9,316	5
Additional tier 1 capital	10,066		9,545	9,316	5
Tier 1 capital	50,516		49,756	48,231	2
Tier 2 low-trigger capital instruments (5% trigger)	3,529		3,537	3,508	0
Tier 2 instruments subject to phase-out	372		370	692	1
Tier 2 capital	3,901		3,907	4,200	0
Total eligible capital	54,417		53,663	52,431	1
Risk-weighted assets by risk type (CHF million)
Credit risk	205,095		204,201	196,398	0
Market risk	15,840		16,523	18,643	(4)
Operational risk	70,475		70,475	71,040	0
Risk-weighted assets	291,410		291,199	286,081	0
1 Includes regulatory adjustments not subject to phase-in, including a cumulative dividend accrual.
2 Reflects 100% phased-in deductions since 2018, including goodwill, other intangible assets and certain deferred tax assets.
3
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 6.3 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 3.8 billion consists of capital instruments with a capital ratio write-down trigger of 5.125%.

Leverage exposure components – Bank
	Phase-in
				% change
end of	2Q19	1Q19	4Q18	QoQ
Leverage exposure (CHF million)
Balance sheet assets	786,828	796,388	772,069	(1)
Adjustments
Difference in scope of consolidation and tier 1 capital deductions [1]	(11,819)	(11,806)	(11,493)	0
Derivative financial instruments	74,570	75,934	73,258	(2)
Securities financing transactions	(35,025)	(40,169)	(32,278)	(13)
Off-balance sheet exposures	88,311	85,826	84,298	3
Total adjustments	116,037	109,785	113,785	6
Leverage exposure	902,865	906,173	885,854	0
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

BIS leverage metrics – Bank
	Phase-in
				% change
end of	2Q19	1Q19	4Q18	QoQ
Capital and leverage exposure (CHF million)
CET1 capital	40,450	40,211	38,915	1
Tier 1 capital	50,516	49,756	48,231	2
Leverage exposure	902,865	906,173	885,854	0
Leverage ratios (%)
CET1 leverage ratio	4.5	4.4	4.4	–
Tier 1 leverage ratio	5.6	5.5	5.4	–
Swiss capital metrics – Bank
	Phase-in
				% change
end of	2Q19	1Q19	4Q18	QoQ
Swiss capital and risk-weighted assets (CHF million)
Swiss CET1 capital	40,297	40,077	38,810	1
Going concern capital	53,892	53,159	51,634	1
Gone concern capital	36,984	36,465	35,683	1
Total loss-absorbing capacity	90,876	89,624	87,317	1
Swiss risk-weighted assets	292,040	291,819	286,682	0
Swiss capital ratios (%)
Swiss CET1 ratio	13.8	13.7	13.5	–
Going concern capital ratio	18.5	18.2	18.0	–
Gone concern capital ratio	12.7	12.5	12.4	–
TLAC ratio	31.1	30.7	30.5	–

Swiss capital and risk-weighted assets – Bank
	Phase-in
				% change
end of	2Q19	1Q19	4Q18	QoQ
Swiss capital (CHF million)
CET1 capital – BIS	40,450	40,211	38,915	1
Swiss regulatory adjustments [1]	(153)	(134)	(105)	14
Swiss CET1 capital	40,297	40,077	38,810	1
Additional tier 1 high-trigger capital instruments	6,253	5,753	5,624	9
Grandfathered capital instruments	7,342	7,329	7,200	0
of which additional tier 1 low-trigger capital instruments	3,813	3,792	3,692	1
of which tier 2 low-trigger capital instruments	3,529	3,537	3,508	0
Swiss additional tier 1 capital	13,595	13,082	12,824	4
Going concern capital	53,892	53,159	51,634	1
Bail-in debt instruments	35,954	35,434	33,897	1
Tier 2 instruments subject to phase-out	373	370	691	1
Tier 2 amortization component	657	661	1,095	(1)
Gone concern capital	36,984	36,465	35,683	1
Total loss-absorbing capacity	90,876	89,624	87,317	1
Risk-weighted assets (CHF million)
Risk-weighted assets – BIS	291,410	291,199	286,081	0
Swiss regulatory adjustments [2]	630	620	601	2
Swiss risk-weighted assets	292,040	291,819	286,682	0
1 Includes adjustments for certain unrealized gains outside the trading book.
2 Primarily includes differences in the credit risk multiplier.
Swiss leverage metrics – Bank
	Phase-in
				% change
end of	2Q19	1Q19	4Q18	QoQ
Swiss capital and leverage exposure (CHF million)
Swiss CET1 capital	40,297	40,077	38,810	1
Going concern capital	53,892	53,159	51,634	1
Gone concern capital	36,984	36,465	35,683	1
Total loss-absorbing capacity	90,876	89,624	87,317	1
Leverage exposure	902,865	906,173	885,854	0
Swiss leverage ratios (%)
Swiss CET1 leverage ratio	4.5	4.4	4.4	–
Going concern leverage ratio	6.0	5.9	5.8	–
Gone concern leverage ratio	4.1	4.0	4.0	–
TLAC leverage ratio	10.1	9.9	9.9	–

Shareholders’ equity
Our total shareholders’ equity was CHF 43.7 billion as of the end of 2Q19 compared to CHF 43.8 billion as of the end of 1Q19. Total shareholders’ equity was negatively impacted by dividends paid, foreign exchange-related movements on cumulative translation adjustments, transactions relating to the settlement of share-based compensation awards, losses on fair value elected liabilities relating to credit risk and the repurchase of shares under the share buyback program, partially offset by net income attributable to shareholders, net gains from the re-measurement of the Group’s defined benefit pension plan assets and liabilities, relating to the introduction of the new Swiss defined contribution plan, and an increase in the share-based compensation obligation.
For 2019, the Board of Directors of the Group approved a share buyback program of Group ordinary shares of up to CHF 1.5 billion. We commenced the 2019 share buyback program on January 14, 2019, and in 2Q19 we repurchased 17.0 million ordinary shares totaling CHF 225 million.
> Refer to the “Consolidated statements of changes in equity (unaudited)” in III – Condensed consolidated financial statements – unaudited for further information on shareholders’ equity.
Shareholders' equity and share metrics
end of	2Q19	1Q19	4Q18	% change QoQ
Shareholders' equity (CHF million)
Common shares	102	102	102	0
Additional paid-in capital	34,219	35,212	34,889	(3)
Retained earnings	28,901	27,964	26,973	3
Treasury shares, at cost	(603)	(580)	(61)	4
Accumulated other comprehensive loss	(18,946)	(18,873)	(17,981)	0
Total shareholders' equity	43,673	43,825	43,922	0
Goodwill	(4,731)	(4,807)	(4,766)	(2)
Other intangible assets	(216)	(224)	(219)	(4)
Tangible shareholders' equity [1]	38,726	38,794	38,937	0
Shares outstanding (million)
Common shares issued	2,556.0	2,556.0	2,556.0	0
Treasury shares	(48.2)	(48.2)	(5.4)	0
Shares outstanding	2,507.8	2,507.8	2,550.6	0
Par value (CHF)
Par value	0.04	0.04	0.04	0
Book value per share (CHF)
Book value per share	17.42	17.48	17.22	0
Goodwill per share	(1.89)	(1.92)	(1.87)	(2)
Other intangible assets per share	(0.09)	(0.09)	(0.08)	0
Tangible book value per share [1]	15.44	15.47	15.27	0
1
Management believes that tangible shareholders' equity and tangible book value per share, both non-GAAP financial measures, are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.

Risk management
In 2Q19, gross impaired loans of CHF 2.0 billion decreased to 0.7% of our gross loan portfolio of CHF 294.8 billion. Our economic risk capital increased 2% to CHF 29.7 billion and average risk management VaR decreased 7% to USD 25 million.
Overview and risk-related developments
Prudent risk taking in line with our strategic priorities is fundamental to our business. The primary objectives of risk management are to protect our financial strength and reputation, while ensuring that capital is well deployed to support business growth and activities. Our risk management framework is based on transparency, management accountability and independent oversight.
> Refer to “Key risk developments”, “Risk management oversight”, “Risk appetite framework” and “Risk coverage and management” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2018 for further information and additional details of our current risk management framework and activities, including definitions of certain terms and relevant metrics.
Key risk developments
Global economy
Uncertainty over the global economic outlook remained in 2Q19 due to continued weak world trade volumes, slower GDP growth across major economies and the perceived late stage of the business and credit cycle, particularly in the US. However, several central banks provided some relief for the markets by either suggesting future monetary policy stimulus was likely or by cutting interest rates. We have designed a suite of stress scenarios related to a possible recession in the US and in Europe or severe economic weakness in China. We are continuing to closely monitor global economic developments and the monetary policy decisions of major central banks as well as associated risks in our portfolio.
Trade tensions
The risk of global trade tensions remains a major concern of global investors. The escalation of tensions between the US and China continued in 2Q19 with both countries implementing additional tariffs and with other aspects of the dispute such as advanced technology becoming more pronounced. Furthermore, tensions increased between the US and other countries. The longer the escalations continue, the more corporations could require potentially costly contingency plans and more diversified supply chains. We have assessed the Group’s vulnerabilities under a number of trade-tension-specific stress scenarios, calibrated to various severities, and continue to closely monitor the situation.
Withdrawal of the UK from the EU
Uncertainty over the outcome of the negotiations surrounding the anticipated withdrawal of the UK from the EU is expected to persist until at least October 31, 2019. The risk of a potentially disruptive withdrawal of the UK from the EU without an agreement in place is widely perceived to have increased. That uncertainty had a significant negative impact on the UK economy in 2Q19. We are continuing to closely monitor this situation and its potential impact on the Group.
US-Iran tensions
Tensions between the US and Iran have escalated since May. The US is attempting to force a renegotiation of the 2015 nuclear deal while Iran is threatening to leave that deal entirely and to expand its nuclear programs. Financial markets in 2Q19 were impacted due to the concern that further escalation and retaliation would severely disrupt oil and gas shipments from the Persian Gulf region with potentially significant impacts on the world economy. We are monitoring potential portfolio vulnerabilities, including the potential impact on our ship finance portfolio.
Economic risk capital review
Economic risk capital is used as a consistent and comprehensive tool for capital management, limit monitoring and performance management. Economic risk capital is a Group-wide risk management tool for measuring and reporting the combined impact from quantifiable risks such as market, credit, operational, pension and expense risks, each of which has an impact on our capital position.
Economic risk capital measures risks in terms of economic realities rather than regulatory or accounting rules and estimates the amount of capital needed to remain solvent and in business under extreme market, business and operating conditions over the period of one year, given our target financial strength (our long-term credit rating). Economic risk capital is set to a level needed to absorb unexpected losses at a confidence level of 99.97%. Our economic risk capital model is a set of methodologies used for measuring quantifiable risks associated with our business activities on a consistent basis. It is calculated separately for position risk (reflecting our exposure to market and credit risks), operational risk and other risks.
We regularly review and update our economic capital methodology in order to ensure that the model remains relevant as markets and business strategies evolve. In the event of material methodology changes and dataset and model parameter updates, prior-period balances are restated in order to show meaningful trends. In 2Q19, there were no material changes to our economic risk capital methodology.

> Refer to “Economic risk capital review” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2018 for further information on economic risk capital.
Economic risk capital and coverage ratio
	in / end of			% change
	2Q19	1Q19	4Q18	QoQ	Ytd
Available economic capital (CHF million)
BIS CET1 capital (Basel III)	36,394	36,556	35,824	0	2
Economic adjustments [1]	14,142	14,115	13,355	0	6
Available economic capital	50,536	50,671	49,179	0	3
Position risk (CHF million)
Credit risk	1,784	1,727	2,155	3	(17)
Non-traded credit spread risk	3,555	2,843	3,463	25	3
Securitized products	2,284	2,448	1,706	(7)	34
Traded risk	1,291	1,199	1,574	8	(18)
Emerging markets country event risk	601	595	697	1	(14)
Equity investments	479	471	417	2	15
Diversification benefit [2]	(1,300)	(1,265)	(1,195)	3	9
Position risk (99% confidence level for risk management purposes)	8,694	8,018	8,817	8	(1)
Economic risk capital (CHF million)
Position risk (99.97% confidence level)	19,748	18,869	19,471	5	1
Operational risk	6,700	6,700	6,702	0	0
Other risks [3]	3,216	3,521	3,248	(9)	(1)
Economic risk capital	29,664	29,090	29,421	2	1
Economic risk capital coverage ratio (%) [4]	170	174	167	–	–
1
Includes primarily high- and low-trigger capital instruments, adjustments to unrealized gains on owned real estate, reduced recognition of deferred tax assets and adjustments to treatment of pension assets and obligations. Economic adjustments are made to BIS CET1 capital to enable comparison between economic risk capital and available economic capital under the Basel III framework.

2 Reflects the net difference between the sum of the position risk categories and the position risk on the total portfolio.
3
Includes owned real estate risk, expense risk, pension risk, foreign exchange risk between available economic capital and economic risk capital, interest rate risk on treasury positions, diversification benefits and the impact from deferred share-based compensation awards.

4 Ratio of available economic capital to economic risk capital.
Available economic capital trends
As of the end of 2Q19, our available economic capital for the Group was CHF 50.5 billion, stable compared to the end of 1Q19. BIS CET1 capital was stable at CHF 36.4 billion, mainly reflecting net income attributable to shareholders offset by a negative foreign exchange impact and the repurchase of shares under the share buyback program. Economic adjustments were stable at CHF 14.1 billion.

Economic risk capital by division
	End of period						Average
	2Q19	1Q19	4Q18		% change QoQ	% change Ytd	2Q19	1Q19	4Q18		% change QoQ	% change Ytd
CHF million
Swiss Universal Bank	5,416	5,305	5,562		2	(3)	5,360	5,433	5,467		(1)	(2)
International Wealth Management	3,334	3,220	3,128		4	7	3,277	3,174	3,090		3	6
Asia Pacific	4,677	4,874	4,499		(4)	4	4,776	4,686	4,196		2	14
Global Markets	8,358	8,070	7,819		4	7	8,214	7,944	7,673		3	7
Investment Banking & Capital Markets	3,774	3,394	3,815		11	(1)	3,584	3,604	3,651		(1)	(2)
Strategic Resolution Unit [1]	–	–	3,006		–	–	–	–	3,193		–	–
Corporate Center [1]	4,105	4,227	1,592	[2]	(3)	158	4,166	4,414	1,666	[2]	(6)	150
Economic risk capital - Group	29,664	29,090	29,421		2	1	29,377	29,255	28,936		0	2
1
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit within the Corporate Center. 1Q19 average economic risk capital of the Strategic Resolution Unit is included in the Corporate Center.

2 Included primarily operational risk and expense risk.
Economic risk capital trends
Compared to the end of 1Q19, our economic risk capital increased 2% to CHF 29.7 billion, due to an increase in position risk, partially offset by a decrease in other risks. The increase in position risk was primarily driven by higher non-traded credit spread risk due to a reduced benefit from certain CVA hedges at the Group level and increased loan commitments in the US and in Europe in Global Markets and in Europe in Swiss Universal Bank. The decrease in other risks was mainly due to lower pension risk driven by a periodic update to assumptions used by our pension custodian for the valuation of the funding surplus which impacted the UK pension plan in Global Markets and International Wealth Management, as well as an increased benefit from deferred share-based compensation awards across all business divisions. These decreases were partially offset by increased expense risk, primarily driven by a reduction in net interest income in our trading businesses across divisions. Operational risk was stable.
As part of our overall risk management, we hold a portfolio of hedges. Hedges are impacted by market movements, similar to other trading securities, and may result in gains or losses which offset losses or gains on the portfolios they were designated to hedge. Due to the varying nature and structure of hedges, these gains or losses may not wholly offset the losses or gains on the portfolios.
Market risk review
Market risk is the risk of financial loss arising from movements in market risk factors. Market risks arise from both our trading and non-trading business activities. The classification of assets and liabilities into trading book and banking book portfolios determines the approach for analyzing our market risk exposure. Our principal market risk measurement for the trading book is VaR. In addition, our market risk exposures are reflected in scenario analysis, as included in our stress testing framework, position risk, as included in our economic risk capital, and sensitivity analysis.
For the purpose of this disclosure, market risk in the trading book is mainly measured using VaR and market risk in our banking book is mainly measured using sensitivity analysis on related market factors.
> Refer to “Market risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2018 for further information on market risk including our VaR methodology.
Trading book
Market risks from our trading book relate to our trading activities, primarily in Global Markets (which includes International Trading Solutions) and Asia Pacific. We are active globally in the principal trading markets, using a wide range of trading and hedging products, including derivatives and structured products. Structured products are customized transactions often using combinations of derivatives and are executed to meet specific client or internal needs. As a result of our broad participation in products and markets, our trading strategies are correspondingly diverse and exposures are generally spread across a range of risks and locations.
VaR is a risk measure which quantifies the potential loss on a given portfolio of financial instruments over a certain holding period and that is expected to occur at a certain confidence level. VaR is an important tool in risk management and is used for measuring quantifiable risks from our activities exposed to market risk on a daily basis. In addition, VaR is one of the main risk measures for limit monitoring, financial reporting, calculation of regulatory capital and regulatory backtesting.
We regularly review our VaR model to ensure that it remains appropriate given evolving market conditions and the composition of our trading portfolio. In 2Q19, there were no material changes to our VaR methodology.

We have approval from FINMA, as well as from other regulators for our subsidiaries, to use our regulatory VaR model in the calculation of market risk capital requirements. Ongoing enhancements to our VaR methodology are subject to regulatory approval or notification depending on their materiality, and the model is subject to regular reviews by regulators and the Group’s independent model risk management function.
Information required under Pillar 3 of the Basel framework related to risk is available on our website.
> Refer to “credit-suisse.com/regulatorydisclosures” for further information.
The tables entitled “One-day, 98% trading book risk management VaR” and “Average one-day, 98% trading book risk management VaR by division” show our trading-related market risk exposure, as measured by one-day, 98% risk management VaR in Swiss francs and US dollars. As we measure trading book VaR for internal risk management purposes using the US dollar as the base currency, the VaR figures were translated into Swiss francs using daily foreign exchange translation rates. VaR estimates are computed separately for each risk type and for the whole portfolio using the historical simulation methodology. The different risk types are grouped into five categories including interest rate, credit spread, foreign exchange, commodity and equity.
One-day, 98% trading book risk management VaR
in / end of	Interest rate	Credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total
Risk management VaR (CHF million)
2Q19
Average	15	18	4	2	10	(24)		25
Minimum	11	17	2	1	8	–	[1]	21
Maximum	20	21	5	2	12	–	[1]	28
End of period	16	21	3	2	9	(24)		27
1Q19
Average	15	19	4	2	10	(23)		27
Minimum	12	17	3	1	8	–	[1]	24
Maximum	19	20	6	2	14	–	[1]	31
End of period	13	18	4	2	9	(22)		24
4Q18
Average	16	18	4	1	13	(24)		28
Minimum	11	17	3	1	9	–	[1]	22
Maximum	23	21	5	2	24	–	[1]	36
End of period	16	19	3	1	14	(23)		30
Risk management VaR (USD million)
2Q19
Average	15	18	4	2	10	(24)		25
Minimum	11	16	2	1	8	–	[1]	21
Maximum	20	21	5	2	12	–	[1]	27
End of period	16	21	3	2	9	(24)		27
1Q19
Average	15	19	4	2	10	(23)		27
Minimum	12	17	3	1	8	–	[1]	24
Maximum	19	20	6	2	14	–	[1]	32
End of period	13	18	4	2	9	(22)		24
4Q18
Average	16	18	4	1	13	(24)		28
Minimum	11	17	3	1	9	–	[1]	22
Maximum	23	22	5	2	24	–	[1]	36
End of period	16	19	3	1	14	(23)		30
Excludes risks associated with counterparty and own credit exposures.
1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

Average one-day, 98% trading book risk management VaR by division
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Strategic Resolution Unit	[1]	Corporate Center	[1]	Diversi- fication benefit	[2]	Credit Suisse
Average risk management VaR (CHF million)
2Q19	0	2	9	22	–		3		(11)		25
1Q19	0	2	11	22	–		3		(11)		27
4Q18	0	2	14	23	3		0		(14)		28
Average risk management VaR (USD million)
2Q19	0	2	9	22	–		3		(11)		25
1Q19	0	2	11	22	–		3		(11)		27
4Q18	0	2	14	23	3		0		(14)		28
Excludes risks associated with counterparty and own credit exposures. Investment Banking & Capital Markets has only banking book positions.
1
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit within the Corporate Center.

2 Difference between the sum of the standalone VaR for each division and the VaR for the Group.
We measure VaR in US dollars, as the majority of our trading activities are conducted in US dollars.
Period-end risk management VaR of USD 27 million as of the end of 2Q19 increased 13% compared to the end of 1Q19, primarily in Global Markets, mainly driven by market volatility as US rates rallied and yields declined in 2Q19. Average risk management VaR of USD 25 million in 2Q19 decreased 7% compared to 1Q19.
The chart entitled “Daily risk management VaR” shows the aggregated market risk in our trading book on a consolidated basis.
The histogram entitled “Actual daily trading revenues” compares the actual daily trading revenues for 2Q19 with those for 1Q19 and 4Q18. The dispersion of trading revenues indicates the day-to-day volatility in our trading activities. In 2Q19, we had one trading loss day, compared to no trading loss days in 1Q19 and seven trading loss days in 4Q18.

VaR backtesting
Backtesting is one of the techniques used to assess the accuracy and performance of the VaR model used by the Group for risk management and regulatory capital purposes and serves to highlight areas of potential enhancements. Backtesting is used by regulators to assess the adequacy of regulatory capital held by the Group, calculated using VaR. Backtesting involves comparing the results produced by the VaR model with the hypothetical trading revenues on the trading book. A backtesting exception occurs when a hypothetical trading loss exceeds the daily VaR estimate.
For capital purposes and in line with BIS requirements, FINMA increases the capital multiplier for every regulatory VaR backtesting exception above four in the prior rolling 12-month period, resulting in an incremental market risk capital requirement for the Group. For the rolling 12-month period through the end of 2Q19, we had one backtesting exception in our regulatory VaR model, remaining in the regulatory “green zone”.
> Refer to “Market risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2018 for further information on VaR backtesting.
> Refer to “Risk-weighted assets” in Capital management for further information on the use of our regulatory VaR model in the calculation of trading book market risk capital requirements.
Banking book
Market risks from our banking book primarily relate to asset and liability mismatch exposures, equity participations and investments in bonds and money market instruments. Our businesses and the treasury function have non-trading portfolios that carry market risks, mainly related to changes in interest rates but also to changes in foreign exchange rates, equity prices and, to a lesser extent, commodity prices.
Interest rate risk on banking book positions is measured by estimating the impact resulting from a one basis point parallel increase in yield curves on the present value of interest rate-sensitive banking book positions. This is measured on the Group’s entire banking book. As of the end of 2Q19, the interest rate sensitivity of a one basis point parallel increase in yield curves was negative CHF 2.0 million, compared to negative CHF 2.7 million as of the end of 1Q19. The change reflected our regular management of banking book activities.
Credit risk review
All transactions that are exposed to potential losses arising as a result of a borrower or counterparty failing to meet its financial obligations or as a result of deterioration in the credit quality of the borrower or counterparty are subject to credit risk exposure measurement and management. Credit risk arises from the execution of our business strategy in the divisions and reflects exposures directly held in the form of lending products (including loans and credit guarantees) or derivatives, shorter-term exposures such as underwriting commitments, and settlement risk related to the exchange of cash or securities outside of typical delivery versus payment structures.
> Refer to “Credit risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2018 for further information on credit risk.
> Refer to “Note 18 – Loans, allowance for loan losses and credit quality” and “Note 31 – Financial instruments” in III – Condensed consolidated financial statements – unaudited for further information on loans and impaired loans and counterparty credit risk, respectively.
Loans
Compared to the end of 1Q19, gross loans increased CHF 0.7 billion to CHF 294.8 billion as of the end of 2Q19, mainly driven by higher loans collateralized by securities, higher loans to the real estate sector and increased consumer finance loans, partially offset by decreased loans to financial institutions, lower commercial and industrial loans and the US dollar translation impact. The net increase of CHF 1.2 billion in loans collateralized by securities mainly reflected increases in Asia Pacific and International Wealth Management, partially offset by a decrease in Swiss Universal Bank. Loans to the real estate sector increased CHF 1.0 billion, primarily reflecting increases in Swiss Universal Bank and Asia Pacific. The net increase of CHF 0.4 billion in consumer finance loans was driven by an increase in Swiss Universal Bank. The net decrease of CHF 1.6 billion in loans to financial institutions mainly reflected a decrease in Global Markets. Commercial and industrial loans decreased CHF 0.6 billion, primarily due to decreases in Asia Pacific, Global Markets and Investment Banking & Capital Markets, partially offset by an increase in International Wealth Management.
On a divisional level, increases in gross loans of CHF 1.3 billion in Swiss Universal Bank, CHF 0.9 billion in International Wealth Management and CHF 0.5 billion in Asia Pacific were partially offset by decreases of CHF 1.7 billion in Global Markets and CHF 0.2 billion in Investment Banking & Capital Markets. Corporate Center gross loans were stable.

Loans
end of	Swiss Universal Bank		International Wealth Management		Asia Pacific		Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	[1]	Corporate Center	[1]	Credit Suisse
2Q19 (CHF million)
Mortgages	103,635		3,868		1,366		0	0	–		50		108,919
Loans collateralized by securities	6,931		20,084		15,549		0	1,721	–		32		44,317
Consumer finance	3,938		918		17		8	0	–		84		4,965
Consumer	114,504		24,870		16,932		8	1,721	–		166		158,201
Real estate	23,202		2,234		1,912		275	219	–		15		27,857
Commercial and industrial loans	30,298		25,568		22,201		5,159	3,705	–		800		87,731
Financial institutions	2,420		1,474		3,488		8,638	478	–		435		16,933
Governments and public institutions	803		238		917		1,941	0	–		167		4,066
Corporate & institutional	56,723	[2]	29,514	[3]	28,518	[4]	16,013	4,402	–		1,417		136,587
Gross loans	171,227		54,384		45,450		16,021	6,123	–		1,583		294,788
of which held at fair value	37		63		4,923		6,212	1,079	–		523		12,837
Net (unearned income) / deferred expenses	90		(115)		(31)		(39)	(15)	–		1		(109)
Allowance for loan losses [5]	(482)		(154)		(87)		(48)	(44)	–		(67)		(882)
Net loans	170,835		54,115		45,332		15,934	6,064	–		1,517		293,797
1Q19 (CHF million)
Mortgages	103,206		3,997		1,437		0	0	–		61		108,701
Loans collateralized by securities	7,290		19,786		14,429		0	1,589	–		32		43,126
Consumer finance	3,547		890		6		10	0	–		84		4,537
Consumer	114,043		24,673		15,872		10	1,589	–		177		156,364
Real estate	22,619		2,277		1,430		292	230	–		17		26,865
Commercial and industrial loans	30,330		24,692		23,158		5,570	3,948	–		607		88,305
Financial institutions	2,276		1,561		3,661		9,835	581	–		574		18,488
Governments and public institutions	698		243		829		2,032	0	–		225		4,027
Corporate & institutional	55,923	[2]	28,773	[3]	29,078	[4]	17,729	4,759	–		1,423		137,685
Gross loans	169,966		53,446		44,950		17,739	6,348	–		1,600		294,049
of which held at fair value	35		75		5,311		7,878	1,362	–		644		15,305
Net (unearned income) / deferred expenses	87		(117)		(29)		(40)	(14)	–		0		(113)
Allowance for loan losses [5]	(522)		(144)		(95)		(67)	(75)	–		(63)		(966)
Net loans	169,531		53,185		44,826		17,632	6,259	–		1,537		292,970
4Q18 (CHF million)
Mortgages	102,358		3,979		1,435		0	0	73		0		107,845
Loans collateralized by securities	6,978		19,416		14,161		0	1,444	35		0		42,034
Consumer finance	3,298		508		3		13	0	83		0		3,905
Consumer	112,634		23,903		15,599		13	1,444	191		0		153,784
Real estate	22,902		2,109		1,273		184	242	17		0		26,727
Commercial and industrial loans	30,291		24,095		21,938		5,182	3,567	458		167		85,698
Financial institutions	2,294		1,592		4,175		9,080	632	521		200		18,494
Governments and public institutions	694		245		843		1,876	0	235		0		3,893
Corporate & institutional	56,181	[2]	28,041	[3]	28,229	[4]	16,322	4,441	1,231		367		134,812
Gross loans	168,815		51,944		43,828		16,335	5,885	1,422		367		288,596
of which held at fair value	37		85		5,263		7,572	1,221	695		0		14,873
Net (unearned income) / deferred expenses	82		(118)		(33)		(32)	(11)	(1)		0		(113)
Allowance for loan losses [5]	(504)		(131)		(82)		(60)	(69)	(56)		0		(902)
Net loans	168,393		51,695		43,713		16,243	5,805	1,365		367		287,581
1
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit within the Corporate Center.

2
The values of financial collateral and mortgages related to secured loans, considered up to the amount of the related loans, were CHF 10,065 million and CHF 33,940 million, respectively, as of the end of 2Q19, CHF 10,346 million and CHF 33,490 million, respectively, as of the end of 1Q19, and CHF 10,834 million and CHF 33,533 million, respectively, as of the end of 4Q18.

3
The values of financial collateral and mortgages related to secured loans, considered up to the amount of the related loans, were CHF 23,489 million and CHF 2,307 million, respectively, as of the end of 2Q19, CHF 22,725 million and CHF 2,326 million, respectively, as of the end of 1Q19, and CHF 22,040 million and CHF 2,151 million, respectively, as of the end of 4Q18.

4
The values of financial collateral and mortgages related to secured loans, considered up to the amount of the related loans, were CHF 18,046 million and CHF 180 million, respectively, as of the end of 2Q19, CHF 18,309 million and CHF 189 million, respectively, as of the end of 1Q19, and CHF 17,220 million and CHF 183 million, respectively, as of the end of 4Q18.

5 Allowance for loan losses is only based on loans that are not carried at fair value.

Impaired loans
end of	Swiss Universal Bank	International Wealth Management		Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	[1]	Corporate Center	[1]	Credit Suisse
2Q19 (CHF million)
Non-performing loans	370	577		177	4	0	–		55		1,183
Non-interest-earning loans	246	47		5	0	0	–		12		310
Non-performing and non-interest-earning loans	616	624		182	4	0	–		67		1,493
Restructured loans	54	128		0	4	7	–		81		274
Potential problem loans	95	160		0	9	0	–		4		268
Other impaired loans	149	288		0	13	7	–		85		542
Gross impaired loans [2]	765	912	[3]	182	17	7	–		152		2,035
of which loans with a specific allowance	687	510		170	13	0	–		142		1,522
of which loans without a specific allowance	78	402		12	4	7	–		10		513
1Q19 (CHF million)
Non-performing loans	362	556		195	29	37	–		53		1,232
Non-interest-earning loans	269	43		0	0	0	–		12		324
Non-performing and non-interest-earning loans	631	599		195	29	37	–		65		1,556
Restructured loans	55	135		0	4	5	–		83		282
Potential problem loans	111	180		6	9	0	–		4		310
Other impaired loans	166	315		6	13	5	–		87		592
Gross impaired loans [2]	797	914	[3]	201	42	42	–		152		2,148
of which loans with a specific allowance	729	420		190	38	37	–		147		1,561
of which loans without a specific allowance	68	494		11	4	5	–		5		587
4Q18 (CHF million)
Non-performing loans	365	534		183	29	37	55		0		1,203
Non-interest-earning loans	245	43		0	0	0	12		0		300
Non-performing and non-interest-earning loans	610	577		183	29	37	67		0		1,503
Restructured loans	76	130		0	5	8	80		0		299
Potential problem loans	247	128		2	9	0	4		0		390
Other impaired loans	323	258		2	14	8	84		0		689
Gross impaired loans [2]	933	835	[3]	185	43	45	151		0		2,192
of which loans with a specific allowance	842	308		100	38	37	145		0		1,470
of which loans without a specific allowance	91	527		85	5	8	6		0		722
1
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit within the Corporate Center.

2 Impaired loans are only based on loans that are not carried at fair value.
3
Includes gross impaired loans of CHF 65 million, CHF 60 million and CHF 62 million as of the end of 2Q19, 1Q19 and 4Q18, respectively, which are mostly secured by guarantees provided by investment-grade export credit agencies.

Impaired loans
Compared to the end of 1Q19, gross impaired loans decreased CHF 113 million to CHF 2.0 billion as of the end of 2Q19, mainly reflecting lower non-performing loans in Investment Banking & Capital Markets, Global Markets and Asia Pacific, decreases in potential problem loans in International Wealth Management and Swiss Universal Bank and lower non-interest-earning loans in Swiss Universal Bank. These decreases were partially offset by higher non-performing loans in International Wealth Management.
In Investment Banking & Capital Markets and Global Markets, gross impaired loans decreased CHF 35 million and CHF 25 million, respectively, mainly driven by a write-off in the supermarket sector in Europe. In Swiss Universal Bank, gross impaired loans decreased CHF 32 million, mainly driven by write-offs in the large Swiss corporates and in the small and medium-sized enterprises business areas. In Asia Pacific, gross impaired loans decreased CHF 19 million, mainly reflecting the repayment of a mortgage in Singapore and the write-off of two lombard loans in Hong Kong. In International Wealth Management and the Corporate Center, impaired loans were stable.

Allowance for loan losses
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	[1]	Corporate Center	[1]	Credit Suisse
2Q19 (CHF million)
Balance at beginning of period [2]	522	144	95	67	75	–		63		966
of which individually evaluated for impairment	373	100	54	29	31	–		62		649
of which collectively evaluated for impairment	149	44	41	38	44	–		1		317
Net movements recognized in statements of operations	7	8	(5)	3	(1)	–		3		15
Gross write-offs	(48)	1	(13)	(21)	(31)	–		0		(112)
Recoveries	2	1	8	0	0	–		1		12
Net write-offs	(46)	2	(5)	(21)	(31)	–		1		(100)
Provisions for interest	1	4	3	0	1	–		1		10
Foreign currency translation impact and other adjustments, net	(2)	(4)	(1)	(1)	0	–		(1)		(9)
Balance at end of period [2]	482	154	87	48	44	–		67		882
of which individually evaluated for impairment	343	108	50	9	0	–		66		576
of which collectively evaluated for impairment	139	46	37	39	44	–		1		306
6M19 (CHF million)
Balance at beginning of period [2]	504	131	82	60	69	56		0		902
of which individually evaluated for impairment	358	91	47	27	30	55		0		608
of which collectively evaluated for impairment	146	40	35	33	39	1		0		294
Transfers and reclassifications	0	0	0	0	0	(56)		56		0
Net movements recognized in statements of operations	38	18	13	8	4	–		9		90
Gross write-offs	(65)	(1)	(23)	(21)	(31)	–		0		(141)
Recoveries	3	1	8	1	1	–		1		15
Net write-offs	(62)	0	(15)	(20)	(30)	–		1		(126)
Provisions for interest	3	8	7	0	1	–		2		21
Foreign currency translation impact and other adjustments, net	(1)	(3)	0	0	0	–		(1)		(5)
Balance at end of period [2]	482	154	87	48	44	–		67		882
of which individually evaluated for impairment	343	108	50	9	0	–		66		576
of which collectively evaluated for impairment	139	46	37	39	44	–		1		306
1
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit within the Corporate Center.

2 Allowance for loan losses is only based on loans that are not carried at fair value.
Allowance for loan losses
Compared to the end of 1Q19, the allowance for loan losses decreased CHF 84 million to CHF 882 million as of the end of 2Q19, primarily due to decreases in Swiss Universal Bank, Investment Banking & Capital Markets, Global Markets and Asia Pacific, partially offset by an increase in International Wealth Management. In Swiss Universal Bank, the decrease in allowance for loan losses of CHF 40 million mainly reflected the write-offs in the large Swiss corporates and in the small and medium-sized enterprises business areas. In Investment Banking & Capital Markets and Global Markets, the decreases in allowance for loan losses of CHF 31 million and CHF 19 million, respectively, were mainly driven by the write-off in the supermarket sector in Europe. In Asia Pacific, the decrease in allowance for loan losses of CHF 8 million mainly reflected the write-off of the two lombard loans in Hong Kong. In International Wealth Management, the increase in allowance for loan losses of CHF 10 million was mainly driven by new provisions in ship finance and European mortgages.

Loan metrics
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	[1]	Corporate Center	[1]	Credit Suisse
2Q19 (%)
Non-performing and non-interest-earning loans / Gross loans	0.4	1.1	0.4	0.0	0.0	–		6.3		0.5
Gross impaired loans / Gross loans	0.4	1.7	0.4	0.2	0.1	–		14.3		0.7
Allowance for loan losses / Gross loans	0.3	0.3	0.2	0.5	0.9	–		6.3		0.3
Specific allowance for loan losses / Gross impaired loans	44.8	11.8	27.5	52.9	0.0	–		43.4		28.3
1Q19 (%)
Non-performing and non-interest-earning loans / Gross loans	0.4	1.1	0.5	0.3	0.7	–		6.8		0.6
Gross impaired loans / Gross loans	0.5	1.7	0.5	0.4	0.8	–		15.9		0.8
Allowance for loan losses / Gross loans	0.3	0.3	0.2	0.7	1.5	–		6.6		0.3
Specific allowance for loan losses / Gross impaired loans	46.8	10.9	26.9	69.0	73.8	–		40.8		30.2
4Q18 (%)
Non-performing and non-interest-earning loans / Gross loans	0.4	1.1	0.5	0.3	0.8	9.2		0.0		0.5
Gross impaired loans / Gross loans	0.6	1.6	0.5	0.5	1.0	20.8		0.0		0.8
Allowance for loan losses / Gross loans	0.3	0.3	0.2	0.7	1.5	7.7		0.0		0.3
Specific allowance for loan losses / Gross impaired loans	38.4	10.9	25.4	62.8	66.7	36.4		–		27.7
Gross loans and gross impaired loans exclude loans carried at fair value and the allowance for loan losses is only based on loans that are not carried at fair value.
1
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit within the Corporate Center.

Selected European credit risk exposures
As of the end of 2Q19, our gross credit exposure of EUR 507 million with counterparties in the Czech Republic, primarily in Corporates & other, exceeded our reporting threshold of EUR 0.5 billion applied for external disclosure purposes. Standard & Poor’s long-term credit rating for the Czech Republic was A1.
> Refer to “Selected European credit risk exposures” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk review and results in the Credit Suisse Annual Report 2018 for further information on selected European credit risk exposures.

Balance sheet and off-balance sheet
As of the end of 2Q19, total assets of CHF 784.2 billion decreased 1% and total liabilities of CHF 740.3 billion decreased 1% compared to the end of 1Q19, primarily reflecting a foreign exchange translation impact.
The majority of our transactions are recorded on our balance sheet. However, we also enter into transactions that give rise to both on and off-balance sheet exposure.
Balance sheet
Total assets were CHF 784.2 billion as of the end of 2Q19, a decrease of CHF 9.4 billion, or 1%, from the end of 1Q19, reflecting the foreign exchange translation impact, partially offset by higher operating activities. Excluding the foreign exchange translation impact, total assets increased CHF 0.7 billion.
Compared to the end of 1Q19, central bank funds sold, securities purchased under resale agreements and securities borrowing transactions decreased CHF 2.7 billion, or 2%, primarily due to the foreign exchange translation impact and a decrease in cash collateral. Cash and due from banks decreased CHF 2.3 billion, or 2%, mainly driven by lower cash positions at the Fed and the BoJ, partially offset by higher cash positions at the SNB. Brokerage receivables decreased CHF 0.7 billion, or 2%, primarily due to the foreign exchange translation impact and a decrease in open trades with customers, partially offset by increases in margin lending and open trades with banks. Trading assets and net loans were stable. All other assets decreased CHF 5.3 billion, or 5%, mainly reflecting decreases of CHF 4.1 billion, or 8%, in securities received as collateral and CHF 0.9 billion, or 2%, in other assets.
Balance sheet summary
					% change
end of	2Q19	1Q19	4Q18	QoQ	Ytd
Assets (CHF million)
Cash and due from banks	92,489	94,762	100,047	(2)	(8)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	113,466	116,151	117,095	(2)	(3)
Trading assets	145,613	144,922	133,635	0	9
Net loans	293,797	292,970	287,581	0	2
Brokerage receivables	41,654	42,309	38,907	(2)	7
All other assets	97,197	102,522	91,651	(5)	6
Total assets	784,216	793,636	768,916	(1)	2
Liabilities and equity (CHF million)
Due to banks	18,498	18,780	15,220	(2)	22
Customer deposits	364,302	367,147	363,925	(1)	0
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	19,582	20,617	24,623	(5)	(20)
Trading liabilities	43,356	39,536	42,169	10	3
Long-term debt	157,955	160,261	154,308	(1)	2
Brokerage payables	35,120	37,942	30,923	(7)	14
All other liabilities	101,475	105,422	93,729	(4)	8
Total liabilities	740,288	749,705	724,897	(1)	2
Total shareholders' equity	43,673	43,825	43,922	0	(1)
Noncontrolling interests	255	106	97	141	163
Total equity	43,928	43,931	44,019	0	0

Total liabilities and equity	784,216	793,636	768,916	(1)	2

Total liabilities were CHF 740.3 billion as of the end of 2Q19, a decrease of CHF 9.4 billion, or 1%, from the end of 1Q19, reflecting the foreign exchange translation impact and lower operating activities. Excluding the foreign exchange translation impact, total liabilities decreased CHF 0.6 billion.
Compared to the end of 1Q19, brokerage payables decreased CHF 2.8 billion, or 7%, mainly due to decreases in open trades with banks and margin lending. Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions decreased CHF 1.0 billion, or 5%, primarily due to lower repurchase transactions with customers and banks, a decrease in cash collateral and the foreign exchange translation impact. Due to banks decreased CHF 0.3 billion, or 2%, mainly driven by the foreign exchange translation impact, partially offset by increases in demand deposits. Customer deposits and long-term debt were stable. Trading liabilities increased CHF 3.8 billion, or 10%, primarily reflecting increases in short positions. All other liabilities decreased CHF 3.9 billion, or 4%, primarily reflecting a decrease of CHF 4.1 billion, or 8%, in obligation to return securities received as collateral.
> Refer to “Funding sources” in Liquidity and funding management – Funding management and “Capital management” for further information, including our funding of the balance sheet and the leverage ratio.
Off-balance sheet
We enter into off-balance sheet arrangements in the normal course of business. Off-balance sheet arrangements are transactions or other contractual arrangements with, or for the benefit of, an entity that is not consolidated. These transactions include derivative instruments, guarantees and similar arrangements, retained or contingent interests in assets transferred to an unconsolidated entity in connection with our involvement with special purpose entities (SPEs), and obligations and liabilities (including contingent obligations and liabilities) under variable interests in unconsolidated entities that provide financing, liquidity, credit and other support.
> Refer to “Balance sheet and off-balance sheet” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2018 and “Note 29 – Guarantees and commitments” and “Note 33 – Litigation” in III – Condensed consolidated financial statements – unaudited for further information.

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III – Condensed consolidated financial statements – unaudited
Report of Independent Registered Public Accounting Firm
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited

1 Summary of significant accounting policies
2 Recently issued accounting standards
3 Business developments and subsequent events
4 Segment information
5 Net interest income
6 Commissions and fees
7 Trading revenues
8 Other revenues
9 Provision for credit losses
10 Compensation and benefits
11 General and administrative expenses
12 Restructuring expenses
13 Earnings per share
14 Revenue from contracts with customers
15 Trading assets and liabilities
16 Investment securities
17 Other investments
18 Loans, allowance for loan losses and credit quality
19 Goodwill
20 Other assets and other liabilities
21 Leases
22 Long-term debt
23 Accumulated other comprehensive income and additional share information
24 Offsetting of financial assets and financial liabilities
25 Tax
26 Employee deferred compensation
27 Pension and other post-retirement benefits
28 Derivatives and hedging activities
29 Guarantees and commitments
30 Transfers of financial assets and variable interest entities
31 Financial instruments
32 Assets pledged and collateral
33 Litigation
34 Subsidiary guarantee information

Report of Independent Registered Public Accounting Firm
Report of Independent Registered PublicAccountingFirmTo the shareholders and Board of Directors of Credit Suisse Group AG, ZurichResults of Review of Interim Financial InformationWe have reviewed the condensed consolidated balance sheet of Credit Suisse Group AG and subsidiaries (“the Group”) as of June 30, 2019, the related condensed consolidated statements of operations, comprehensive income, and changes in equity for the three and six-month periods ended June 30, 2019 and 2018, the related condensed consolidated statement of cash flows for the six-month periods ended June 30, 2019 and 2018, and the related notes (collectively, the consolidated interim financial information). Based on our review, we are not aware of any material modifications that should be made to the consolidated interim financial information for it to be in conformity with U.S. generally accepted accounting principles.We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of the Group as of December 31, 2018, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for the year then ended (not presented herein); and in our report dated March 22, 2019, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2018, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.Basis for Review ResultsThis consolidated interim financial information is the responsibility of the Group’s management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.We conducted our review in accordance with the standards of the PCAOB. A review of consolidated interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinionKPMG AGNicholas EdmondsShaun KendriganLicensed Audit ExpertLicensed Audit ExpertZurich, SwitzerlandJuly 31, 2019

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Condensed consolidated financial statements – unaudited
Consolidated statements of operations (unaudited)
in	2Q19	1Q19	2Q18	6M19	6M18
Consolidated statements of operations (CHF million)
Interest and dividend income	5,653	4,818	5,090	10,471	9,541
Interest expense	(3,652)	(3,286)	(3,497)	(6,938)	(6,363)
Net interest income	2,001	1,532	1,593	3,533	3,178
Commissions and fees	2,927	2,612	3,159	5,539	6,205
Trading revenues	182	840	528	1,022	1,106
Other revenues	471	403	315	874	742
Net revenues	5,581	5,387	5,595	10,968	11,231
Provision for credit losses	25	81	73	106	121
Compensation and benefits	2,545	2,518	2,547	5,063	5,085
General and administrative expenses	1,395	1,413	1,420	2,808	2,928
Commission expenses	314	313	328	627	672
Restructuring expenses	–	–	175	–	319
Total other operating expenses	1,709	1,726	1,923	3,435	3,919
Total operating expenses	4,254	4,244	4,470	8,498	9,004
Income before taxes	1,302	1,062	1,052	2,364	2,106
Income tax expense	365	313	398	678	760
Net income	937	749	654	1,686	1,346
Net income attributable to noncontrolling interests	0	0	7	0	5
Net income attributable to shareholders	937	749	647	1,686	1,341
Earnings/(loss) per share (CHF)
Basic earnings per share	0.37	0.29	0.25	0.66	0.52
Diluted earnings per share	0.36	0.29	0.25	0.65	0.51
Consolidated statements of comprehensive income (unaudited)
in	2Q19	1Q19	2Q18	6M19	6M18
Comprehensive income/(loss) (CHF million)
Net income	937	749	654	1,686	1,346
Gains/(losses) on cash flow hedges	43	46	(10)	89	(43)
Foreign currency translation	(592)	199	565	(393)	63
Unrealized gains/(losses) on securities	12	14	(8)	26	(14)
Actuarial gains/(losses)	386	60	73	446	153
Net prior service credit/(cost)	306	(24)	(29)	282	(60)
Gains/(losses) on liabilities related to credit risk	(231)	(1,121)	761	(1,352)	1,152
Other comprehensive income/(loss), net of tax	(76)	(826)	1,352	(902)	1,251
Comprehensive income/(loss)	861	(77)	2,006	784	2,597
Comprehensive income/(loss) attributable to noncontrolling interests	(3)	2	12	(1)	1
Comprehensive income/(loss) attributable to shareholders	864	(79)	1,994	785	2,596
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated balance sheets (unaudited)
end of	2Q19	1Q19	4Q18
Assets (CHF million)
Cash and due from banks	92,489	94,762	100,047
of which reported at fair value	172	71	115
of which reported from consolidated VIEs	274	173	173
Interest-bearing deposits with banks	909	963	1,142
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	113,466	116,151	117,095
of which reported at fair value	82,286	81,730	81,818
Securities received as collateral, at fair value	45,378	49,472	41,696
of which encumbered	27,300	30,454	25,711
Trading assets, at fair value	145,613	144,922	133,635
of which encumbered	38,536	40,212	32,452
of which reported from consolidated VIEs	3,010	3,143	3,048
Investment securities	1,398	1,716	1,479
of which reported at fair value	1,398	1,716	1,479
Other investments	4,986	4,839	4,890
of which reported at fair value	2,574	2,364	2,434
of which reported from consolidated VIEs	1,671	1,525	1,505
Net loans	293,797	292,970	287,581
of which reported at fair value	12,837	15,305	14,873
of which encumbered	245	252	230
of which reported from consolidated VIEs	323	396	387
allowance for loan losses	(882)	(966)	(902)
Goodwill	4,731	4,807	4,766
Other intangible assets	216	224	219
of which reported at fair value	162	168	163
Brokerage receivables	41,654	42,309	38,907
Other assets	39,579	40,501	37,459
of which reported at fair value	8,195	9,001	7,263
of which encumbered	280	276	279
of which reported from consolidated VIEs	1,951	2,047	2,049
Total assets	784,216	793,636	768,916
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated balance sheets (unaudited) (continued)
end of	2Q19	1Q19	4Q18
Liabilities and equity (CHF million)
Due to banks	18,498	18,780	15,220
of which reported at fair value	281	248	406
Customer deposits	364,302	367,147	363,925
of which reported at fair value	2,977	3,003	3,292
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	19,582	20,617	24,623
of which reported at fair value	9,195	9,745	14,828
Obligation to return securities received as collateral, at fair value	45,378	49,472	41,696
Trading liabilities, at fair value	43,356	39,536	42,169
of which reported from consolidated VIEs	6	4	3
Short-term borrowings	26,139	26,557	21,926
of which reported at fair value	10,237	9,514	8,068
of which reported from consolidated VIEs	4,828	5,138	5,465
Long-term debt	157,955	160,261	154,308
of which reported at fair value	71,648	69,411	63,935
of which reported from consolidated VIEs	2,071	2,116	1,764
Brokerage payables	35,120	37,942	30,923
Other liabilities	29,958	29,393	30,107
of which reported at fair value	7,613	7,690	9,001
of which reported from consolidated VIEs	314	298	277
Total liabilities	740,288	749,705	724,897
Common shares	102	102	102
Additional paid-in capital	34,219	35,212	34,889
Retained earnings	28,901	27,964	26,973
Treasury shares, at cost	(603)	(580)	(61)
Accumulated other comprehensive income/(loss)	(18,946)	(18,873)	(17,981)
Total shareholders' equity	43,673	43,825	43,922
Noncontrolling interests	255	106	97
Total equity	43,928	43,931	44,019

Total liabilities and equity	784,216	793,636	768,916
end of	2Q19	1Q19	4Q18
Additional share information
Par value (CHF)	0.04	0.04	0.04
Authorized shares [1]	3,209,011,720	3,271,129,950	3,271,129,950
Common shares issued	2,556,011,720	2,556,011,720	2,556,011,720
Treasury shares	(48,237,130)	(48,217,358)	(5,427,691)
Shares outstanding	2,507,774,590	2,507,794,362	2,550,584,029
1 Includes issued shares and unissued shares (conditional, conversion and authorized capital).
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited)
	Attributable to shareholders
	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	AOCI	Total share- holders' equity	Non- controlling interests	Total equity
2Q19 (CHF million)
Balance at beginning of period	102	35,212		27,964	(580)	(18,873)	43,825	106	43,931
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–		–	–	–	–	(15)	(15)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–		–	–	–	–	7	7
Net income/(loss)	–	–		937	–	–	937	–	937
Total other comprehensive income/(loss), net of tax	–	–		–	–	(73)	(73)	(3)	(76)
Sale of treasury shares	–	(4)		–	1,890	–	1,886	–	1,886
Repurchase of treasury shares	–	–		–	(2,351)	–	(2,351)	–	(2,351)
Share-based compensation, net of tax	–	(352)		–	438	–	86	–	86
Financial instruments indexed to own shares [3]	–	58		–	–	–	58	–	58
Dividends paid	–	(695)	[4]	–	–	–	(695)	–	(695)
Change in scope of consolidation, net	–	–		–	–	–	–	160	160
Balance at end of period	102	34,219		28,901	(603)	(18,946)	43,673	255	43,928
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
3
Includes certain call options the Group purchased on its own shares to economically hedge share-based compensation awards. In accordance with US GAAP, these call options were designated as equity instruments and, as such, were initially recognized in shareholders' equity at their fair values and not subsequently remeasured.

4 Paid out of reserves from capital contributions.
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited) (continued)
	Attributable to shareholders
	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	AOCI	Total share- holders' equity	Non- controlling interests	Total equity
1Q19 (CHF million)
Balance at beginning of period	102	34,889	26,973	(61)	(17,981)	43,922	97	44,019
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(3)	(3)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	11	11
Net income/(loss)	–	–	749	–	–	749	–	749
Cumulative effect of accounting changes, net of tax	–	–	242	–	(64)	178	–	178
Total other comprehensive income/(loss), net of tax	–	–	–	–	(828)	(828)	2	(826)
Sale of treasury shares	–	7	–	2,827	–	2,834	–	2,834
Repurchase of treasury shares	–	–	–	(3,367)	–	(3,367)	–	(3,367)
Share-based compensation, net of tax	–	253	–	21	–	274	–	274
Financial instruments indexed to own shares	–	63	–	–	–	63	–	63
Dividends paid	–	–	–	–	–	–	(1)	(1)
Balance at end of period	102	35,212	27,964	(580)	(18,873)	43,825	106	43,931
2Q18 (CHF million)
Balance at beginning of period	102	35,933	25,643	(287)	(18,851)	42,540	157	42,697
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(15)	(15)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	1	1
Net income/(loss)	–	–	647	–	–	647	7	654
Total other comprehensive income/(loss), net of tax	–	–	–	–	1,347	1,347	5	1,352
Sale of treasury shares	–	(3)	–	2,745	–	2,742	–	2,742
Repurchase of treasury shares	–	–	–	(3,244)	–	(3,244)	–	(3,244)
Share-based compensation, net of tax	–	(762)	–	690	–	(72)	–	(72)
Financial instruments indexed to own shares	–	171	–	–	–	171	–	171
Dividends paid	–	(661)	–	–	–	(661)	(1)	(662)
Change in scope of consolidation, net	–	–	–	–	–	–	(15)	(15)
Balance at end of period	102	34,678	26,290	(96)	(17,504)	43,470	139	43,609
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited) (continued)
	Attributable to shareholders
	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	AOCI	Total share- holders' equity	Non- controlling interests	Total equity
6M19 (CHF million)
Balance at beginning of period	102	34,889		26,973	(61)	(17,981)	43,922	97	44,019
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–		–	–	–	–	(18)	(18)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–		–	–	–	–	18	18
Net income/(loss)	–	–		1,686	–	–	1,686	–	1,686
Cumulative effect of accounting changes, net of tax	–	–		242	–	(64)	178	–	178
Total other comprehensive income/(loss), net of tax	–	–		–	–	(901)	(901)	(1)	(902)
Sale of treasury shares	–	3		–	4,717	–	4,720	–	4,720
Repurchase of treasury shares	–	–		–	(5,718)	–	(5,718)	–	(5,718)
Share-based compensation, net of tax	–	(99)		–	459	–	360	–	360
Financial instruments indexed to own shares [3]	–	121		–	–	–	121	–	121
Dividends paid	–	(695)	[4]	–	–	–	(695)	(1)	(696)
Changes in scope of consolidation, net	–	–		–	–	–	–	160	160
Balance at end of period	102	34,219		28,901	(603)	(18,946)	43,673	255	43,928
6M18 (CHF million)
Balance at beginning of period	102	35,668		24,973	(103)	(18,738)	41,902	287	42,189
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–		–	–	–	–	(36)	(36)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–		–	–	–	–	10	10
Net income/(loss)	–	–		1,341	–	–	1,341	5	1,346
Cumulative effect of accounting changes, net of tax	–	–		(24)	–	(21)	(45)	–	(45)
Total other comprehensive income/(loss), net of tax	–	–		–	–	1,255	1,255	(4)	1,251
Sale of treasury shares	–	(13)		–	6,188	–	6,175	–	6,175
Repurchase of treasury shares	–	–		–	(6,899)	–	(6,899)	–	(6,899)
Share-based compensation, net of tax	–	(487)		–	718	–	231	–	231
Financial instruments indexed to own shares	–	171		–	–	–	171	–	171
Dividends paid	–	(661)		–	–	–	(661)	(4)	(665)
Changes in scope of consolidation, net	–	–		–	–	–	–	(119)	(119)
Balance at end of period	102	34,678		26,290	(96)	(17,504)	43,470	139	43,609
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
3
Includes certain call options the Group purchased on its own shares to economically hedge share-based compensation awards. In accordance with US GAAP, these call options were designated as equity instruments and, as such, were initially recognized in shareholders' equity at their fair values and not subsequently remeasured.

4 Paid out of capital contribution reserves.
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of cash flows (unaudited)
in	6M19	6M18
Operating activities (CHF million)
Net income	1,686	1,346
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities (CHF million)
Impairment, depreciation and amortization	465	416
Provision for credit losses	106	121
Deferred tax provision/(benefit)	212	446
Share of net income/(loss) from equity method investments	(51)	(17)
Trading assets and liabilities, net	(11,784)	24,954
(Increase)/decrease in other assets	(2,535)	(2,624)
Increase/(decrease) in other liabilities	1,411	(10,484)
Other, net	7,030	(2,304)
Total adjustments	(5,146)	10,508
Net cash provided by/(used in) operating activities	(3,460)	11,854
Investing activities (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	236	(299)
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	2,920	(963)
Purchase of investment securities	(307)	(379)
Proceeds from sale of investment securities	4	255
Maturities of investment securities	394	130
Investments in subsidiaries and other investments	(147)	(306)
Proceeds from sale of other investments	592	637
(Increase)/decrease in loans	(9,867)	(10,171)	[1]
Proceeds from sales of loans	2,460	3,472	[1]
Capital expenditures for premises and equipment and other intangible assets	(554)	(529)
Proceeds from sale of premises and equipment and other intangible assets	29	29
Other, net	222	204
Net cash provided by/(used in) investing activities	(4,018)	(7,920)
1 Prior period has been corrected.
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of cash flows (unaudited) (continued)
in	6M19	6M18
Financing activities (CHF million)
Increase/(decrease) in due to banks and customer deposits	4,997	6,359
Increase/(decrease) in short-term borrowings	3,844	4,452
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(4,967)	(6,768)
Issuances of long-term debt	14,637	15,911
Repayments of long-term debt	(18,604)	(20,540)
Sale of treasury shares	4,720	6,175
Repurchase of treasury shares	(5,718)	(6,899)
Dividends paid	(696)	(665)
Other, net	1,854	262
Net cash provided by/(used in) financing activities	67	(1,713)
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	(147)	477
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	(7,558)	2,698

Cash and due from banks at beginning of period [1]	100,047	109,815
Cash and due from banks at end of period [1]	92,489	112,513
1 Includes restricted cash.
Supplemental cash flow information (unaudited)
in	6M19	6M18
Cash paid for income taxes and interest (CHF million)
Cash paid for income taxes	418	382
Cash paid for interest	6,759	6,352
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Notes to the condensed consolidated financial statements – unaudited
1 Summary of significant accounting policies
Basis of presentation
The accompanying unaudited condensed consolidated financial statements of Credit Suisse Group AG (the Group) are prepared in accordance with accounting principles generally accepted in the US (US GAAP) and are stated in Swiss francs (CHF). These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2018 included in the Credit Suisse Annual Report 2018.
> Refer to “Note 1 – Summary of significant accounting policies” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2018 for a description of the Group’s significant accounting policies.
Certain financial information, which is normally included in annual consolidated financial statements prepared in accordance with US GAAP, but not required for interim reporting purposes, has been condensed or omitted. Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the current period’s presentation. These condensed consolidated financial statements reflect, in the opinion of management, all adjustments that are necessary for a fair presentation of the condensed consolidated financial statements for the periods presented. The 1Q19 consolidated statements of operations and comprehensive income, the 1Q19 consolidated balance sheets and the 2Q19, 1Q19 and 2Q18 consolidated statements of changes in equity have been added for the convenience of the reader and are not a required presentation under US GAAP. The results of operations for interim periods are not indicative of results for the entire year.
In preparing these condensed consolidated financial statements, management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
2 Recently issued accounting standards
Recently adopted accounting standards
The following provides the most relevant recently adopted accounting standards.
> Refer to “Note 2 – Recently issued accounting standards” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2018 for a description of accounting standards adopted in 2018.
ASC Topic 220 – Income Statements – Reporting Comprehensive Income
In January 2018, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2018-02, “Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income” (ASU 2018-02), an update to Accounting Standards Codification (ASC) Topic 220 – Income Statement – Reporting Comprehensive Income. The amendments in ASU 2018-02 allowed a reclassification from accumulated other comprehensive income (AOCI) to retained earnings for the stranded tax effects resulting from the US Tax Cuts and Jobs Act. ASU 2018-02 was effective for annual reporting periods and interim periods within those periods beginning after December 15, 2018. Early adoption was permitted. The adoption of ASU 2018-02 on January 1, 2019 resulted in a net increase in retained earnings of CHF  64 million as a result of the reclassification from AOCI to retained earnings, which was the result of the re-measurement of deferred tax assets and liabilities associated with the change in tax rates.
ASC Topic 350 – Intangibles – Goodwill and Other
In August 2018, the FASB issued ASU 2018-15, “Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract” (ASU 2018-15), an update to ASC Subtopic 350-40 – Intangibles – Goodwill and Other – Internal-Use Software. The amendments in ASU 2018-15 align the requirements for capitalizing costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. ASU 2018-15 is effective for annual reporting periods beginning after December 15, 2019, including interim periods within those annual reporting periods and can be applied either retrospectively or prospectively. Early adoption, including adoption in an interim period, was permitted. The Group elected to early adopt ASU 2018-15 prospectively on January 1, 2019. The adoption of ASU 2018-15 did not have a material impact on the Group’s financial position, results of operations or cash flows.
ASC Topic 815 – Derivatives and Hedging
In August 2017, the FASB issued ASU 2017-12, “Targeted Improvements to Accounting for Hedging Activities” (ASU 2017-12), an update to ASC Topic 815 – Derivatives and Hedging. ASU 2017-12 made changes to the hedge accounting model intended to facilitate financial reporting that more closely reflected an entity’s risk management activities and simplified application of hedge accounting. The amendments in ASU 2017-12 provided more hedging strategies that will be eligible for hedge accounting, eased the documentation and effectiveness assessment requirements and resulted in changes to the presentation and disclosure requirements of hedge accounting activities. ASU 2017-12 was effective for annual reporting periods beginning after December 15, 2018, and for the interim periods within those annual reporting periods. Early adoption, including adoption in an interim period, was permitted. The adoption of ASU 2017-12 on

January 1, 2019 did not have a material impact on the Group’s financial position, results of operations and cash flows.
In October 2018, the FASB issued ASU 2018-16, “Inclusion of the Secured Overnight Financing Rate (SOFR) Overnight Index Swap (OIS) Rate as a Benchmark Interest Rate for Hedge Accounting Purposes” (ASU 2018-16), an update to ASC Topic 815 – Derivatives and Hedging. ASU 2018-16 permitted the use of the OIS rate based on the SOFR as a US benchmark interest rate for hedge accounting purposes and was effective for the Group on January 1, 2019. The adoption of ASU 2018-16 on January 1, 2019 did not impact the Group’s existing hedges.
ASC Topic 820 – Fair Value Measurement
In August 2018, the FASB issued ASU 2018-13, “Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement” (ASU 2018-13), an update to ASC Topic 820 – Fair Value Measurement. The amendments in ASU 2018-13 remove, modify and add certain disclosure requirements in ASC Topic 820, Fair Value Measurement. ASU 2018-13 is effective for annual reporting periods beginning after December 15, 2019 and for the interim periods within those annual reporting periods. Early adoption is permitted, including in an interim period, for any eliminated or modified disclosure requirements. The Group early adopted the provisions for removing and modifying certain disclosures upon issuance of ASU 2018-13. As these amendments relate to disclosures, the adoption did not have an impact on the Group’s financial position, results of operations or cash flows. The Group is currently evaluating the impact of the adoption of the remaining amendments in ASU 2018-13.
ASC Topic 842 – Leases
In February 2016, the FASB issued ASU 2016-02, “Leases” (ASU 2016-02), creating ASC Topic 842 – Leases and superseding ASC Topic 840 – Leases. ASU 2016-02 set out the principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. ASU 2016-02 also included disclosure requirements to provide more information about the amount, timing and uncertainty of cash flows arising from leases. Lessor accounting was substantially unchanged compared to the previous accounting guidance. Under the previous lessee accounting model the Group is required to distinguish between finance leases, which are recognized on the balance sheet, and operating leases, which are not. ASU 2016-02 required lessees to present a right-of-use asset and a corresponding lease liability on the balance sheet irrespective of the lease classification.
The Group adopted ASU 2016-02 and its subsequent amendments on January 1, 2019 using the modified retrospective approach, with a transition adjustment recognized in retained earnings without restating comparatives. The Group elected the use of the package of practical expedients and the practical expedient to use hindsight.
As a result of adoption, the Group recognized lease liabilities and related right-of-use assets of approximately CHF  3.5 billion and CHF  3.3 billion, respectively. In addition, the Group recognized an increase in retained earnings of approximately CHF  0.2 billion, net of tax, which included the release of previously deferred gains on sale lease-back transactions and previously unrecognized impairment losses.
Standards to be adopted in future periods
ASC Topic 326 – Financial Instruments – Credit Losses
In June 2016, the FASB issued ASU 2016-13, “Measurement of Credit Losses on Financial Instruments” (ASU 2016-13), creating ASC Topic 326 – Financial Instruments – Credit Losses. ASU 2016-13 is intended to improve financial reporting by requiring timelier recording of credit losses on financial assets measured at amortized cost basis including, but not limited to loans, net investments in leases recognized as lessor and off-balance sheet credit exposures. ASU 2016-13 eliminates the probable initial recognition threshold under the current incurred loss methodology for recognizing credit losses. Instead, ASU 2016-13 requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions and reasonable and supportable forecasts. The Group will incorporate forward-looking information and macroeconomic factors into its credit loss estimates. ASU 2016-13 requires enhanced disclosures to help investors and other financial statement users to better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. As the Group is a US Securities and Exchange Commission filer, ASU 2016-13 and its subsequent amendments are effective for annual reporting periods beginning after December 15, 2019, including interim periods within those annual reporting periods. Early adoption is permitted for annual reporting periods, including interim periods within those annual reporting periods, beginning after December 15, 2018. The Group plans to adopt ASU 2016-13 and its subsequent amendments on January 1, 2020.
The Group has established a cross-functional implementation team and governance structure for the project. The Group has decided on a current expected credit loss (CECL) methodology and continues to adjust for key interpretive issues while monitoring the FASB’s ongoing accounting standards development. The Group intends to utilize multiple macroeconomic scenarios in estimating expected credit losses. Furthermore, the Group will continue to monitor the scope assessment to determine the requirements and data sourcing of the CECL models as well as continue to build and test the models until the effective date. The Group expects to complete model validation and control testing through the remainder of 2019.

The Group expects that the new CECL methodology would generally result in increased and more volatile allowance for loan losses. The main impact drivers include:
■ the remaining life of the loans measured at amortized cost and the off-balance sheet credit exposures at the adoption date and subsequent reporting dates because of the new requirement to measure lifetime expected credit losses;
■ the state of the economy at the adoption date and subsequent reporting dates because of the new requirement to incorporate reasonable and supportable forward-looking information and macroeconomic factors; and
■ the credit quality of the loans measured at amortized cost and the off-balance sheet credit exposures at the adoption date and subsequent reporting dates.
Upon adoption of the standard, the Group expects a cumulative adjustment to retained earnings for any changes in credit loss allowances. As the implementation progresses, the Group will continue to evaluate the extent of the impact of the adoption of ASU 2016-13 and its subsequent amendments on the Group’s financial position, results of operations, cash flows and related disclosures.
ASC Topic 715 – Compensation – Retirement Benefits
In August 2018, the FASB issued ASU 2018-14, “Changes to the Disclosure Requirements for Defined Benefit Plans” (ASU 2018-14), an update to ASC Topic 715 – Compensation—Retirement Benefits—Defined Benefit Plans—General (Subtopic 715-20): Disclosure Framework. ASU 2018-14 modifies the disclosure framework to improve disclosure requirements for employers that sponsor defined benefit pension or other postretirement plans. ASU 2018-14 is effective for annual reporting periods ending after December 15, 2020, with early adoption permitted. ASU 2018-14 should be applied on a retrospective approach for all periods presented. As these amendments relate only to disclosures, there will be no impact from the adoption of ASU 2018-14 on the Group’s financial position, results of operations or cash flows.
3 Business developments and subsequent events
Business developments
In June 2019, the Group announced an agreement with Allfunds Group (Allfunds) to combine the Group’s open architecture investment fund platform, Credit Suisse InvestLab AG, with Allfunds. The transaction comprises the transfer of all shares in Credit Suisse Investlab AG, including the service agreements and related distribution agreements of Credit Suisse AG, to Allfunds. As part of this combination, Credit Suisse AG will become a minority shareholder of up to 18% in the combined business and will be represented on the board of directors. Going forward, Credit Suisse AG will utilize the combined business platform to distribute mutual funds and exchange-traded funds.
The transaction, which is subject to customary closing conditions including anti-trust and regulatory approvals, will be implemented in staggered closings. The closing of the transfer of Credit Suisse InvestLab AG is expected in 3Q19. The subsequent transfer of the related distribution agreements by Credit Suisse AG is expected to be completed in 1Q20.
Subsequent events
There were no subsequent events since the balance sheet date of the condensed consolidated financial statements.

4 Segment information
The Group is a global financial services company domiciled in Switzerland and serves its clients through three regionally focused divisions: Swiss Universal Bank, International Wealth Management and Asia Pacific. These regional businesses are supported by two other divisions specialized in investment banking capabilities: Global Markets and Investment Banking & Capital Markets. Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit and is separately disclosed within the Corporate Center. The segment information reflects the Group’s reportable segments and the Corporate Center, which are managed and reported on a pre-tax basis.
> Refer to “Note 4 – Segment information” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2018 for further information on segment information, revenue sharing and cost allocation and funding.
Net revenues and income/(loss) before taxes
in	2Q19	1Q19	2Q18	6M19	6M18
Net revenues (CHF million)
Swiss Universal Bank	1,476	1,379	1,419	2,855	2,850
International Wealth Management	1,369	1,417	1,344	2,786	2,747
Asia Pacific	913	854	914	1,767	1,905
Global Markets	1,553	1,472	1,426	3,025	2,972
Investment Banking & Capital Markets	454	356	644	810	1,172
Strategic Resolution Unit [1]	–	–	(176)	–	(379)
Corporate Center	(184)	(91)	24	(275)	(36)
Net revenues	5,581	5,387	5,595	10,968	11,231
Income/(loss) before taxes (CHF million)
Swiss Universal Bank	654	550	553	1,204	1,116
International Wealth Management	444	523	433	967	917
Asia Pacific	237	183	217	420	451
Global Markets	357	282	148	639	443
Investment Banking & Capital Markets	6	(93)	110	(87)	169
Strategic Resolution Unit [1]	–	–	(368)	–	(777)
Corporate Center	(396)	(383)	(41)	(779)	(213)
Income/(loss) before taxes	1,302	1,062	1,052	2,364	2,106
1
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit and is separately disclosed within the Corporate Center.

Total assets
end of	2Q19	1Q19	4Q18
Total assets (CHF million)
Swiss Universal Bank	229,705	228,664	224,301
International Wealth Management	94,591	93,968	91,835
Asia Pacific	106,592	105,868	99,809
Global Markets	217,930	227,482	211,530
Investment Banking & Capital Markets	17,667	17,494	16,156
Strategic Resolution Unit [1]	–	–	20,874
Corporate Center	117,731	120,160	104,411
Total assets	784,216	793,636	768,916
1
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit and is separately disclosed within the Corporate Center.

5 Net interest income
in	2Q19	1Q19	2Q18	6M19	6M18
Net interest income (CHF million)
Loans	1,855	1,787	1,679	3,642	3,282
Investment securities	3	3	20	6	30
Trading assets	2,246	1,500	1,968	3,746	3,540
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	779	781	706	1,560	1,363
Other	770	747	717	1,517	1,326
Interest and dividend income	5,653	4,818	5,090	10,471	9,541
Deposits	(808)	(783)	(587)	(1,591)	(1,037)
Short-term borrowings	(114)	(97)	(123)	(211)	(205)
Trading liabilities	(1,069)	(714)	(1,144)	(1,783)	(2,004)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(456)	(482)	(477)	(938)	(876)
Long-term debt	(910)	(904)	(982)	(1,814)	(1,892)
Other	(295)	(306)	(184)	(601)	(349)
Interest expense	(3,652)	(3,286)	(3,497)	(6,938)	(6,363)
Net interest income	2,001	1,532	1,593	3,533	3,178
6 Commissions and fees
in	2Q19	1Q19	2Q18	6M19	6M18
Commissions and fees (CHF million)
Lending business	443	396	529	839	999
Investment and portfolio management	846	845	896	1,691	1,788
Other securities business	16	12	11	28	23
Fiduciary business	862	857	907	1,719	1,811
Underwriting	514	345	513	859	983
Brokerage	734	693	745	1,427	1,555
Underwriting and brokerage	1,248	1,038	1,258	2,286	2,538
Other services	374	321	465	695	857
Commissions and fees	2,927	2,612	3,159	5,539	6,205
7 Trading revenues
in	2Q19	1Q19	2Q18	6M19	6M18
Trading revenues (CHF million)
Interest rate products	(334)	430	(301)	96	556
Foreign exchange products	(60)	(215)	(31)	(275)	153
Equity/index-related products	114	740	723	854	396
Credit products	198	(328)	65	(130)	99
Commodity and energy products	36	48	13	84	39
Other products	228	165	59	393	(137)
Trading revenues	182	840	528	1,022	1,106
Represents revenues on a product basis which are not representative of business results within segments, as segment results utilize financial instruments across various product types.
> Refer to “Note 7 – Trading revenues” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2018 for further information on trading revenues and managing trading risks.

8 Other revenues
in	2Q19	1Q19	2Q18	6M19	6M18
Other revenues (CHF million)
Noncontrolling interests without SEI	0	0	0	0	(1)
Loans held-for-sale	(7)	(9)	1	(16)	11
Long-lived assets held-for-sale	74	29	0	103	16
Equity method investments	54	56	52	110	121
Other investments	121	102	61	223	189
Other	229	225	201	454	406
Other revenues	471	403	315	874	742
9 Provision for credit losses
in	2Q19	1Q19	2Q18	6M19	6M18
Provision for credit losses (CHF million)
Provision for loan losses	15	75	60	90	96
Provision for lending-related and other exposures	10	6	13	16	25
Provision for credit losses	25	81	73	106	121
10 Compensation and benefits
in	2Q19	1Q19	2Q18	6M19	6M18
Compensation and benefits (CHF million)
Salaries and variable compensation	2,161	2,170	2,148	4,331	4,337
Social security	187	159	200	346	360
Other [1]	197	189	199	386	388
Compensation and benefits	2,545	2,518	2,547	5,063	5,085
1
Includes pension-related expenses of CHF 112 million, CHF 108 million, CHF 108 million, CHF 220 million and CHF 215 million in 2Q19, 1Q19, 2Q18, 6M19 and 6M18, respectively, relating to service costs for defined benefit pension plans and employer contributions for defined contribution pension plans.

11 General and administrative expenses
in	2Q19	1Q19	2Q18	6M19	6M18
General and administrative expenses (CHF million)
Occupancy expenses	247	282	248	529	488
IT, machinery, etc.	326	323	273	649	550
Provisions and losses	78	58	97	136	237
Travel and entertainment	88	78	83	166	177
Professional services	407	403	428	810	911
Amortization and impairment of other intangible assets	1	2	2	3	5
Other [1]	248	267	289	515	560
General and administrative expenses	1,395	1,413	1,420	2,808	2,928
1
Includes pension-related expenses/(credits) of CHF (52) million, CHF (34) million, CHF (52) million, CHF (86) million and CHF (105) million in 2Q19, 1Q19, 2Q18, 6M19 and 6M18, respectively, relating to certain components of net periodic benefit costs for defined benefit plans.

12 Restructuring expenses
The Group completed the three-year restructuring plan in connection with the implementation of the revised Group strategy by the end of 2018. Restructuring expenses primarily included termination costs, expenses in connection with the acceleration of certain deferred compensation awards and real estate contract termination costs.
Restructuring expenses by segment
in	2Q18	6M18
Restructuring expenses by segment (CHF million)
Swiss Universal Bank	27	55
International Wealth Management	28	54
Asia Pacific	20	26
Global Markets	56	98
Investment Banking & Capital Markets	31	61
Strategic Resolution Unit [1]	13	24
Corporate Center	0	1
Total restructuring expenses	175	319
1
Beginning in 2019, the Strategic Resolution Unit has ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit and is separately disclosed within the Corporate Center.

Restructuring expenses by type
in	2Q18	6M18
Restructuring expenses by type (CHF million)
Compensation and benefits-related expenses	85	188
of which severance expenses	58	127
of which accelerated deferred compensation	27	61
General and administrative-related expenses	90	131
of which pension expenses	25	52
Total restructuring expenses	175	319
Restructuring provision
	6M19					6M18
in	Compen- sation and benefits		General and administrative expenses		Total	Compen- sation and benefits	General and administrative expenses	Total
Restructuring provision (CHF million)
Balance at beginning of period	156		190		346	196	110	306
Net additional charges [1]	–		–		–	127	75	202
Reclassifications	(156)	[2]	(190)	[3]	(346)	–	–	–
Utilization	–		–		–	(131)	(48)	(179)
Balance at end of period	0		0		0	192	137	329
1
The following items for which expense accretion was accelerated in 6M18 due to the restructuring of the Group are not included in the restructuring provision: unsettled share-based compensation of CHF 46 million, which remain classified as a component of total shareholders’ equity; unsettled pension obligations of CHF 52 million, which remain classified as pension liabilities; unsettled cash-based deferred compensation of CHF 15 million, which remain classified as compensation liabilities; and accelerated accumulated depreciation and impairment of CHF 4 million, which remain classified as premises and equipment. The settlement date for the unsettled share-based compensation remains unchanged at three years.

2 In 6M19, CHF 97 million were transferred to litigation provisions and CHF 59 million were transferred to other liabilities.
3 In 6M19, CHF 167 million were transferred to right-of-use assets in accordance with ASU 2016-02 and CHF 23 million to other liabilities.

13 Earnings per share
in	2Q19	1Q19	2Q18	6M19	6M18
Basic net income/(loss) attributable to shareholders (CHF million)
Net income attributable to shareholders for basic earnings per share	937	749	647	1,686	1,341
Net income attributable to shareholders for diluted earnings per share	937	749	647	1,686	1,341
Weighted-average shares outstanding (million)
For basic earnings per share available for common shares	2,546.1	2,573.1	2,581.9	2,559.6	2,584.1
Dilutive share options and warrants	4.0	3.4	3.3	3.6	2.8
Dilutive share awards	46.4	45.3	44.9	45.9	55.0
For diluted earnings per share available for common shares [1]	2,596.5	2,621.8	2,630.1	2,609.1	2,641.9
Earnings/(loss) per share available for common shares (CHF)
Basic earnings per share available for common shares	0.37	0.29	0.25	0.66	0.52
Diluted earnings per share available for common shares	0.36	0.29	0.25	0.65	0.51
1
Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 6.2 million, 6.7 million, 9.1 million, 6.5 million and 10.4 million for 2Q19, 1Q19, 2Q18, 6M19 and 6M18, respectively.

14 Revenue from contracts with customers
The Group receives investment advisory and investment management fees for services provided in its wealth management businesses which are generally reflected in the line item ‘Investment and portfolio management’ in the table “Contracts with customers and disaggregation of revenues”.
As a fund manager, the Group typically receives base management fees and may additionally receive performance-based management fees which are both recognized as ‘Investment and portfolio management’ revenues in the table “Contracts with customers and disaggregation of revenues”.
The Group’s capital markets businesses underwrite and sell securities on behalf of customers and receives underwriting fees.
The Group also offers brokerage services in its investment banking businesses, including global securities sales, trading and execution, prime brokerage and investment research. For the services provided, for example the execution of client trades in securities or derivatives, the Group typically earns a brokerage commission when the trade is executed.
Credit Suisse’s investment banking businesses provide services that include advisory services to clients in connection with corporate finance activities. The term ‘advisory’ includes any type of service the Group provides in an advisory capacity. Revenues recognized from these services are reflected in the line item ‘Other Services’ in the table.
Contracts with customers and disaggregation of revenues
in	2Q19	1Q19	2Q18	6M19	6M18
Contracts with customers (CHF million)
Investment and portfolio management	846	845	896	1,691	1,788
Other securities business	16	12	11	28	23
Underwriting	514	345	513	859	983
Brokerage	732	694	749	1,426	1,559
Other services	375	322	471	697	958
Total revenues from contracts with customers	2,483	2,218	2,640	4,701	5,311
The table above differs from “Note 6 – Commissions and fees” as it includes only those contracts with customers that are in scope of ASC Topic 606 – Revenue from Contracts with Customers.
Contract balances
end of / in	2Q19	1Q19	4Q18
Contract balances (CHF million)
Contract receivables	901	839	791
Contract liabilities	63	58	56
Revenue recognized in the reporting period included in the contract liabilities balance at the beginning of period	10	7	16
The Group’s contract terms are generally such that they do not result in any contract assets.
The Group did not recognize any revenue in the reporting period from performance obligations satisfied in previous periods.

Remaining performance obligations
ASC Topic 606’s practical expedient allows the Group to exclude from its remaining performance obligations disclosure of any performance obligations which are part of a contract with an original expected duration of one year or less. Additionally any variable consideration, for which it is probable that a significant reversal in the amount of cumulative revenue recognized will occur when the uncertainty associated with the variable consideration is subsequently resolved, is not subject to the remaining performance obligations disclosure because such variable consideration is not included in the transaction price (e.g., investment management fees). The Group determined that no material remaining performance obligations are in scope of the remaining performance obligations disclosure.
> Refer to “Note 14 – Revenue from contracts with customers” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2018 for further information.
15 Trading assets and liabilities
end of	2Q19	1Q19	4Q18
Trading assets (CHF million)
Debt securities	64,468	62,272	63,567
Equity securities	56,317	58,845	46,463
Derivative instruments [1]	19,561	18,353	18,312
Other	5,267	5,452	5,293
Trading assets	145,613	144,922	133,635
Trading liabilities (CHF million)
Short positions	28,521	25,195	26,946
Derivative instruments [1]	14,835	14,341	15,223
Trading liabilities	43,356	39,536	42,169
1 Amounts shown after counterparty and cash collateral netting.
Cash collateral on derivative instruments
end of	2Q19	1Q19	4Q18
Cash collateral on derivatives instruments – netted (CHF million) [1]
Cash collateral paid	19,550	18,520	20,216
Cash collateral received	16,052	14,098	13,213
Cash collateral on derivatives instruments– not netted (CHF million) [2]
Cash collateral paid	5,692	5,358	7,057
Cash collateral received	7,048	6,867	6,903
1 Recorded as cash collateral netting on derivative instruments in Note 24 – Offsetting of financial assets and financial liabilities.
2 Recorded as cash collateral on derivative instruments in Note 20 – Other assets and other liabilities.

16 Investment securities
end of	2Q19	1Q19	4Q18
Investment securities (CHF million)
Debt securities available-for-sale	1,398	1,716	1,479
Total investment securities	1,398	1,716	1,479
Investment securities by type
	2Q19				4Q18
end of	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Investment securities by type (CHF million)
Debt securities issued by Swiss federal, cantonal or local governmental entities	2	0	0	2	2	0	0	2
Debt securities issued by foreign governments	749	12	0	761	821	7	0	828
Corporate debt securities	605	30	0	635	649	0	0	649
Debt securities available-for-sale	1,356	42	0	1,398	1,472	7	0	1,479
Proceeds from sales, realized gains and realized losses from debt securities available-for-sale
in	6M19	6M18
Additional information – debt securities (CHF million)
Proceeds from sales	4	255
Realized gains	0	8
Amortized cost, fair value and average yield of debt securities
	Debt securities available-for-sale
end of	Amortized cost	Fair value	Average yield (in %)
2Q19 (CHF million, except where indicated)
Due within 1 year	744	746	0.80
Due from 1 to 5 years	2	2	3.50
Due from 5 to 10 years	610	650	0.85
Total debt securities	1,356	1,398	0.83

17 Other investments
end of	2Q19	1Q19	4Q18
Other investments (CHF million)
Equity method investments	2,392	2,469	2,467
Equity securities (without a readily determinable fair value) [1]	1,360	1,132	1,207
of which at net asset value	622	442	530
of which at measurement alternative	255	248	227
of which at fair value	248	205	208
of which at cost less impairment	235	237	242
Real estate held-for-investment [2]	79	79	79
Life finance instruments [3]	1,155	1,159	1,137
Total other investments	4,986	4,839	4,890
1
Includes private equity, hedge funds and restricted stock investments as well as certain investments in non-marketable mutual funds for which the Group has neither significant influence nor control over the investee.

2 As of the end of 2Q19, 1Q19 and 4Q18, real estate held for investment included foreclosed or repossessed real estate of CHF 3 million, all related to residential real estate.
3 Includes life settlement contracts at investment method and single premium immediate annuity contracts.
Equity securities at measurement alternative – impairments and adjustments
in / end of	6M19	Cumulative	6M18
Impairments and adjustments (CHF million)
Impairments and downward adjustments	0	(7)	(3)
Upward adjustments	11	11	0
> Refer to “Note 31 – Financial instruments” for further information on equity securities without a readily determinable fair value.
No impairments were recorded on real estate held-for-investments in 2Q19, 1Q19, 2Q18, 6M19 and 6M18, respectively.
Accumulated depreciation related to real estate held-for-investment amounted to CHF  32 million, CHF  32 million and CHF  31 million for 2Q19, 1Q19 and 4Q18, respectively.

18 Loans, allowance for loan losses and credit quality
> Refer to “Note 19 – Loans, allowance for loan losses and credit quality” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2018 for further information on loans, allowance for loan losses, credit quality, value of collateral and impaired loans.
Loans
end of	2Q19	1Q19	4Q18
Loans (CHF million)
Mortgages	108,919	108,701	107,845
Loans collateralized by securities	44,317	43,126	42,034
Consumer finance	4,965	4,537	3,905
Consumer	158,201	156,364	153,784
Real estate	27,857	26,865	26,727
Commercial and industrial loans	87,731	88,305	85,698
Financial institutions	16,933	18,488	18,494
Governments and public institutions	4,066	4,027	3,893
Corporate & institutional	136,587	137,685	134,812
Gross loans	294,788	294,049	288,596
of which held at amortized cost	281,951	278,744	273,723
of which held at fair value	12,837	15,305	14,873
Net (unearned income)/deferred expenses	(109)	(113)	(113)
Allowance for loan losses	(882)	(966)	(902)
Net loans	293,797	292,970	287,581
Gross loans by location (CHF million)
Switzerland	163,225	161,797	160,444
Foreign	131,563	132,252	128,152
Gross loans	294,788	294,049	288,596
Impaired loan portfolio (CHF million)
Non-performing loans	1,183	1,232	1,203
Non-interest-earning loans	310	324	300
Non-performing and non-interest-earning loans	1,493	1,556	1,503
Restructured loans	274	282	299
Potential problem loans	268	310	390
Other impaired loans	542	592	689
Gross impaired loans	2,035	2,148	2,192

Allowance for loan losses by loan portfolio
	2Q19			1Q19			2Q18
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Allowance for loan losses (CHF million)
Balance at beginning of period	181	785	966	187	715	902	204	654	858
Net movements recognized in statements of operations	10	5	15	12	63	75	16	44	60
Gross write-offs	(25)	(87)	(112)	(23)	(6)	(29)	(15)	(27)	(42)
Recoveries	2	10	12	1	2	3	2	8	10
Net write-offs	(23)	(77)	(100)	(22)	(4)	(26)	(13)	(19)	(32)
Provisions for interest	3	7	10	2	9	11	4	3	7
Foreign currency translation impact and other adjustments, net	0	(9)	(9)	2	2	4	2	10	12
Balance at end of period	171	711	882	181	785	966	213	692	905
of which individually evaluated for impairment	130	446	576	140	509	649	172	474	646
of which collectively evaluated for impairment	41	265	306	41	276	317	41	218	259
Gross loans held at amortized cost (CHF million)
Balance at end of period	158,176	123,775	281,951	156,339	122,405	278,744	155,258	117,711	272,969
of which individually evaluated for impairment [1]	648	1,387	2,035	671	1,477	2,148	633	1,469	2,102
of which collectively evaluated for impairment	157,528	122,388	279,916	155,668	120,928	276,596	154,625	116,242	270,867
	6M19			6M18
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Allowance for loan losses (CHF million)
Balance at beginning of period	187	715	902	220	662	882
Net movements recognized in statements of operations	22	68	90	20	76	96
Gross write-offs	(48)	(93)	(141)	(39)	(81)	(120)
Recoveries	3	12	15	5	21	26
Net write-offs	(45)	(81)	(126)	(34)	(60)	(94)
Provisions for interest	5	16	21	6	9	15
Foreign currency translation impact and other adjustments, net	2	(7)	(5)	1	5	6
Balance at end of period	171	711	882	213	692	905
1 Represents gross impaired loans both with and without a specific allowance.
Purchases, reclassifications and sales
	2Q19			1Q19			2Q18
in	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	[1]	Total
Loans held at amortized cost (CHF million)
Purchases [2]	0	472	472	0	505	505	0	541		541
Reclassifications from loans held-for-sale [3]	0	10	10	0	1	1	0	1		1
Reclassifications to loans held-for-sale [4]	0	555	555	0	1,193	1,193	1	855		856
Sales [4]	0	491	491	0	1,115	1,115	1	799		800
1 Prior period has been corrected.
2 Includes drawdowns under purchased loan commitments.
3 Includes loans previously reclassified to held-for-sale that were not sold and were reclassified back to loans held-to-maturity.
4 All loans held at amortized cost which are sold are reclassified to loans held-for-sale on or prior to the date of the sale.

Purchases, reclassifications and sales (continued)
in	6M19			6M18
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	[1]	Total
Loans held at amortized cost (CHF million)
Purchases [2]	0	977	977	0	1,034		1,034
Reclassifications from loans held-for-sale [3]	0	11	11	0	1		1
Reclassifications to loans held-for-sale [4]	0	1,748	1,748	1	1,216		1,217
Sales [4]	0	1,606	1,606	1	1,129		1,130
1 Prior period has been corrected.
2 Includes drawdowns under purchased loan commitments.
3 Includes loans previously reclassified to held-for-sale that were not sold and were reclassified back to loans held-to-maturity.
4 All loans held at amortized cost which are sold are reclassified to loans held-for-sale on or prior to the date of the sale.
Gross loans held at amortized cost by internal counterparty rating
	Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total
2Q19 (CHF million)
Mortgages	98,707	9,844	368	108,919
Loans collateralized by securities	41,092	3,164	61	44,317
Consumer finance	2,252	2,518	170	4,940
Consumer	142,051	15,526	599	158,176
Real estate	19,909	6,898	130	26,937
Commercial and industrial loans	42,110	39,300	1,143	82,553
Financial institutions	10,789	2,125	87	13,001
Governments and public institutions	1,244	40	0	1,284
Corporate & institutional	74,052	48,363	1,360	123,775
Gross loans held at amortized cost	216,103	63,889	1,959	281,951
Value of collateral [1]	196,992	49,464	1,423	247,879
4Q18 (CHF million)
Mortgages	97,404	10,046	395	107,845
Loans collateralized by securities	39,281	2,676	77	42,034
Consumer finance	1,465	2,247	170	3,882
Consumer	138,150	14,969	642	153,761
Real estate	19,461	6,494	110	26,065
Commercial and industrial loans	40,872	37,633	1,268	79,773
Financial institutions	10,715	2,138	86	12,939
Governments and public institutions	1,132	53	0	1,185
Corporate & institutional	72,180	46,318	1,464	119,962
Gross loans held at amortized cost	210,330	61,287	2,106	273,723
Value of collateral [1]	192,579	47,999	1,456	242,034
1
Includes the value of collateral up to the amount of the outstanding related loans. For mortgages, the value of collateral is determined at the time of granting the loan and thereafter regularly reviewed according to the Group's risk management policies and directives, with maximum review periods determined by property type, market liquidity and market transparency.

Gross loans held at amortized cost – aging analysis
	Current	Past due
end of		Up to 30 days		31–60 days	61–90 days	More than 90 days		Total	Total
2Q19 (CHF million)
Mortgages	108,394	141		80	36	268		525	108,919
Loans collateralized by securities	44,231	13		0	0	73		86	44,317
Consumer finance	4,226	463		47	50	154		714	4,940
Consumer	156,851	617		127	86	495		1,325	158,176
Real estate	26,633	133		40	66	65		304	26,937
Commercial and industrial loans	81,413	360		24	39	717		1,140	82,553
Financial institutions	12,646	264		1	4	86		355	13,001
Governments and public institutions	1,217	66		1	0	0		67	1,284
Corporate & institutional	121,909	823		66	109	868		1,866	123,775
Gross loans held at amortized cost	278,760	1,440		193	195	1,363		3,191	281,951
4Q18 (CHF million)
Mortgages	107,364	155		23	10	293		481	107,845
Loans collateralized by securities	41,936	21		0	0	77		98	42,034
Consumer finance	3,383	286		35	32	146		499	3,882
Consumer	152,683	462		58	42	516		1,078	153,761
Real estate	25,914	63		4	0	84		151	26,065
Commercial and industrial loans	78,439	378		96	82	778		1,334	79,773
Financial institutions	12,768	66	[1]	19	3	83	[1]	171	12,939
Governments and public institutions	1,172	13		0	0	0		13	1,185
Corporate & institutional	118,293	520		119	85	945		1,669	119,962
Gross loans held at amortized cost	270,976	982		177	127	1,461		2,747	273,723
1 Prior period has been corrected.
Gross impaired loans by category
	Non-performing and non-interest-earning loans			Other impaired loans
end of	Non- performing	Non- interest- earning	Total	Re- structured	Potential problem	Total	Total
2Q19 (CHF million)
Mortgages	318	14	332	26	38	64	396	[1]
Loans collateralized by securities	61	13	74	0	0	0	74
Consumer finance	171	6	177	0	1	1	178
Consumer	550	33	583	26	39	65	648
Real estate	86	4	90	0	44	44	134
Commercial and industrial loans	503	231	734	248	183	431	1,165
Financial institutions	44	42	86	0	2	2	88
Corporate & institutional	633	277	910	248	229	477	1,387
Gross impaired loans	1,183	310	1,493	274	268	542	2,035
4Q18 (CHF million)
Mortgages	304	12	316	34	72	106	422	[1]
Loans collateralized by securities	62	13	75	0	3	3	78
Consumer finance	170	6	176	0	1	1	177
Consumer	536	31	567	34	76	110	677
Real estate	80	4	84	0	38	38	122
Commercial and industrial loans	547	223	770	265	272	537	1,307
Financial institutions	40	42	82	0	4	4	86
Corporate & institutional	667	269	936	265	314	579	1,515
Gross impaired loans	1,203	300	1,503	299	390	689	2,192
1
As of the end of 2Q19 and 4Q18, CHF 136 million and CHF 123 million, respectively, were related to consumer mortgages secured by residential real estate for which formal foreclosure proceedings according to local requirements of the applicable jurisdiction were in process.

Gross impaired loan detail
	2Q19			4Q18
end of	Recorded investment	Unpaid principal balance	Associated specific allowance	Recorded investment	Unpaid principal balance	Associated specific allowance
CHF million
Mortgages	313	297	22	278	262	21
Loans collateralized by securities	74	63	18	77	63	35
Consumer finance	175	153	90	174	154	90
Consumer	562	513	130	529	479	146
Real estate	87	79	10	82	73	10
Commercial and industrial loans	786	756	366	773	742	401
Financial institutions	87	82	70	86	84	51
Corporate & institutional	960	917	446	941	899	462
Gross impaired loans with a specific allowance	1,522	1,430	576	1,470	1,378	608
Mortgages	83	83	–	144	144	–
Loans collateralized by securities	0	0	–	1	1	–
Consumer finance	3	3	–	3	3	–
Consumer	86	86	–	148	148	–
Real estate	47	47	–	40	40	–
Commercial and industrial loans	379	379	–	534	534	–
Financial institutions	1	1	–	0	0	–
Corporate & institutional	427	427	–	574	574	–
Gross impaired loans without specific allowance	513	513	–	722	722	–
Gross impaired loans	2,035	1,943	576	2,192	2,100	608
of which consumer	648	599	130	677	627	146
of which corporate & institutional	1,387	1,344	446	1,515	1,473	462
Gross impaired loan detail (continued)
	2Q19			1Q19			2Q18
in	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)
CHF million
Mortgages	259	1	1	272	0	0	266	1	0
Loans collateralized by securities	68	0	0	73	0	0	98	0	0
Consumer finance	173	0	0	174	1	0	177	1	1
Consumer	500	1	1	519	1	0	541	2	1
Real estate	75	1	1	67	0	0	94	0	0
Commercial and industrial loans	834	5	0	833	4	1	949	2	0
Financial institutions	94	0	0	88	1	0	47	0	0
Corporate & institutional	1,003	6	1	988	5	1	1,090	2	0
Gross impaired loans with a specific allowance	1,503	7	2	1,507	6	1	1,631	4	1
Mortgages	138	1	0	152	1	0	109	1	0
Consumer finance	4	0	0	3	0	0	2	0	0
Consumer	142	1	0	155	1	0	111	1	0
Real estate	43	0	0	42	0	0	3	1	0
Commercial and industrial loans	377	2	0	472	3	1	277	2	0
Financial institutions	9	0	0	8	0	0	0	0	0
Corporate & institutional	429	2	0	522	3	1	280	3	0
Gross impaired loans without specific allowance	571	3	0	677	4	1	391	4	0
Gross impaired loans	2,074	10	2	2,184	10	2	2,022	8	1
of which consumer	642	2	1	674	2	0	652	3	1
of which corporate & institutional	1,432	8	1	1,510	8	2	1,370	5	0

Gross impaired loan detail (continued)
	6M19			6M18
in	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)
CHF million
Mortgages	264	1	1	260	1	0
Loans collateralized by securities	70	0	0	101	1	1
Consumer finance	173	1	0	177	1	1
Consumer	507	2	1	538	3	2
Real estate	71	1	1	90	0	0
Commercial and industrial loans	832	9	1	928	9	4
Financial institutions	91	1	0	46	0	0
Governments and public institutions	0	0	0	1	0	0
Corporate & institutional	994	11	2	1,065	9	4
Gross impaired loans with a specific allowance	1,501	13	3	1,603	12	6
Mortgages	143	2	0	97	2	0
Consumer finance	4	0	0	3	0	0
Consumer	147	2	0	100	2	0
Real estate	42	0	0	3	1	0
Commercial and industrial loans	424	5	1	300	5	0
Financial institutions	8	0	0	0	0	0
Corporate & institutional	474	5	1	303	6	0
Gross impaired loans without specific allowance	621	7	1	403	8	0
Gross impaired loans	2,122	20	4	2,006	20	6
of which consumer	654	4	1	638	5	2
of which corporate & institutional	1,468	16	3	1,368	15	4
Restructured loans held at amortized cost
	2Q19			1Q19			2Q18
in	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification
CHF million, except where indicated
Mortgages	0	0	0	1	7	7	5	29	29
Commercial and industrial loans	6	14	14	0	0	0	0	0	0
Total	6	14	14	1	7	7	5	29	29
	6M19			6M18
in	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification
CHF million, except where indicated
Mortgages	1	7	7	5	29	29
Commercial and industrial loans	6	14	14	3	15	14
Total	7	21	21	8	44	43

Restructured loans held at amortized cost that defaulted within 12 months from restructuring
	2Q19		1Q19		2Q18
in	Number of contracts	Recorded investment	Number of contracts	Recorded investment	Number of contracts	Recorded investment
CHF million, except where indicated
Mortgages	0	0	1	13	0	0
Commercial and industrial loans	0	0	0	0	1	36
Total	0	0	1	13	1	36
	6M19		6M18
in	Number of contracts	Recorded investment	Number of contracts	Recorded investment
CHF million, except where indicated
Mortgages	1	13	0	0
Commercial and industrial loans	0	0	8	76
Total	1	13	8	76
In 6M19, the loan modifications of the Group included interest rate concessions and extended loan repayment terms including the suspension of amortizations.
19 Goodwill
2Q19	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Credit Suisse Group	[1]
Gross amount of goodwill (CHF million)
Balance at beginning of period	619	1,560	2,290	3,186	1,031	8,698
Foreign currency translation impact	(7)	(30)	(22)	(7)	(10)	(76)
Balance at end of period	612	1,530	2,268	3,179	1,021	8,622
Accumulated impairment (CHF million)
Balance at beginning of period	0	0	772	2,719	388	3,891
Balance at end of period	0	0	772	2,719	388	3,891
Net book value (CHF million)
Net book value	612	1,530	1,496	460	633	4,731
6M19
Gross amount of goodwill (CHF million)
Balance at beginning of period	615	1,544	2,278	3,182	1,026	8,657
Foreign currency translation impact	(3)	(14)	(10)	(3)	(5)	(35)
Balance at end of period	612	1,530	2,268	3,179	1,021	8,622
Accumulated impairment (CHF million)
Balance at beginning of period	0	0	772	2,719	388	3,891
Balance at end of period	0	0	772	2,719	388	3,891
Net book value (CHF million)
Net book value	612	1,530	1,496	460	633	4,731
1
Gross amounts include goodwill of CHF 12 million related to legacy business transferred to the former Strategic Resolution Unit in 4Q15 and fully written off at the time of transfer, in addition to the divisions disclosed.

In accordance with US GAAP, the Group continually assesses whether or not there has been a triggering event requiring a review of goodwill. The Group determined in 2Q19 that a goodwill triggering event occurred for the Asia Pacific – Markets, Global Markets and Investment Banking & Capital Markets reporting units.
Based on its goodwill impairment analysis performed as of June 30, 2019, the Group concluded that the estimated fair value for all of the reporting units with goodwill substantially exceeded their related carrying values and no impairment was necessary as of June 30, 2019.
The carrying value of each reporting unit for the purpose of the goodwill impairment test is determined by considering the reporting units’ risk-weighted assets usage, leverage ratio exposure, deferred tax assets, goodwill and intangible assets. Any residual equity, after considering the total of these elements, is allocated to the reporting units on a pro-rata basis.
In estimating the fair value of its reporting units, the Group applied a combination of the market approach and the income approach. Under the market approach, consideration was given to price to projected earnings multiples or price to book value multiples for similarly traded companies and prices paid in recent transactions that have occurred in its industry or in related industries. Under the income approach, a discount rate was applied that reflects the risk and uncertainty related to the reporting unit’s projected cash flows, which were determined from the Group’s financial plan.
In determining the estimated fair value, the Group relied upon its latest five-year strategic business plan which included significant management assumptions and estimates based on its view of current and future economic conditions and regulatory changes, and as approved by the Board of Directors.
The results of the impairment evaluation of each reporting unit’s goodwill would be significantly impacted by adverse changes in the underlying parameters used in the valuation process. If actual outcomes adversely differ by a significant margin from its best estimates of the key economic assumptions and associated cash flows applied in the valuation of the reporting unit, the Group could potentially incur material impairment charges in the future.

20 Other assets and other liabilities
end of	2Q19	1Q19	4Q18
Other assets (CHF million)
Cash collateral on derivative instruments	5,692	5,358	7,057
Cash collateral on non-derivative transactions	414	392	465
Derivative instruments used for hedging	99	86	33
Assets held-for-sale	7,005	8,371	6,744
of which loans [1]	6,929	8,285	6,630
of which real estate [2]	45	54	54
of which long-lived assets	31	32	60
Premises, equipment and right-of-use assets [3]	7,737	8,079	4,838
Assets held for separate accounts	119	123	125
Interest and fees receivable	5,240	5,330	5,055
Deferred tax assets	4,787	4,920	4,943
Prepaid expenses	445	485	613
of which cloud computing arrangement implementation costs	9	3	–
Failed purchases	1,271	1,400	1,283
Defined benefit pension and post-retirement plan assets	2,880	1,973	1,794
Other	3,890	3,984	4,509
Other assets	39,579	40,501	37,459
Other liabilities (CHF million)
Cash collateral on derivative instruments	7,048	6,867	6,903
Cash collateral on non-derivative transactions	120	145	514
Derivative instruments used for hedging	11	0	8
Operating leases liabilities	3,143	3,468	–
Provisions	871	1,026	928
of which off-balance sheet risk	153	155	151
Restructuring liabilities	–	–	346
Liabilities held for separate accounts	119	123	125
Interest and fees payable	5,545	5,126	5,159
Current tax liabilities	1,130	926	927
Deferred tax liabilities	644	456	438
Failed sales	731	735	2,187
Defined benefit pension and post-retirement plan liabilities	510	518	518
Other	10,086	10,003	12,054
Other liabilities	29,958	29,393	30,107
1 Included as of the end of 2Q19, 1Q19 and 4Q18 were CHF 717 million, CHF 705 million and CHF 687 million, respectively, in restricted loans, which represented collateral on secured borrowings.
2
As of the end of 2Q19, 1Q19 and 4Q18, real estate held-for-sale included foreclosed or repossessed real estate of CHF 11 million, CHF 13 million and CHF 13 million, respectively, of which CHF 8 million, CHF 10 million and CHF 10 million, respectively were related to residential real estate.

3 Premises and equipment were previously presented separately in the consolidated balance sheet.
Premises, equipment and right-of-use assets
end of	2Q19	1Q19	4Q18
Premises and equipment (CHF million)
Buildings and improvements	1,582	1,601	1,617
Land	335	344	347
Leasehold improvements	1,852	1,910	1,880
Software	6,260	6,115	5,909
Equipment	1,805	1,846	1,805
Premises and equipment	11,834	11,816	11,558
Accumulated depreciation	(7,056)	(6,948)	(6,720)
Total premises and equipment, net	4,778	4,868	4,838
Right-of-use assets (CHF million)
Operating leases	2,959	3,211	–
Right-of-use assets	2,959	3,211	–
Total premises, equipment and right-of-use assets	7,737	8,079	4,838

21 Leases
The Group enters into both lessee and lessor arrangements. A lease is identified when a contract (or a part of a contract) exists that conveys the right to control the use of an identified asset for a period of time in exchange for consideration. In determining whether a contract contains a lease, the Group has assessed whether there is an identifiable asset and whether it has the right to control the use of the identified asset.
> Refer to “Note 2 – Recently issued accounting standards” for further information.
Lessee arrangements
The Group recognizes lease liabilities, which are reported as other liabilities or long-term debt, and right-of-use (ROU) assets, which are reported as other assets. Lease liabilities represent an obligation to make lease payments under the lease contract while ROU assets represent the right to use an underlying asset for the lease term. Lease liabilities and ROU assets are recognized at the lease commencement date based on the present value of future lease payments over the lease term.
> Refer to “Note 20 – Other assets and other liabilities” and “Note 22 – Long-term debt”.
The Group enters into leases with fixed or variable lease payments, or with lease payments that depend on an index or a referenced rate. Lease payments at lease commencement which depend on an index or a referenced rate are considered to be unavoidable and are therefore included in the lease liabilities. Other variable lease payments, as well as subsequent changes in an index or referenced rate, are excluded from the lease liabilities. The Group’s incremental borrowing rate, which is used in determining the present value of lease payments, is derived from information available at the lease commencement date. The incremental borrowing rate used for leases is a comparable rate that the Group would expect to pay if it were borrowing from a third party.
The Group primarily enters into operating leases. Operating leases result in a single lease cost, calculated such that the cost of the lease is allocated over the remaining lease term on a straight-line basis. For all leases other than real estate leases, the Group does not separate lease and non-lease components. Operating lease expenses are recognized in general and administrative expenses. The Group’s finance leases are not material.
For certain leases, there are options that permit the Group to extend or terminate these leases. Such options are only included in the measurement of ROU assets and lease liabilities when it is reasonably certain that the Group would exercise the extension option or would not exercise the termination option.
The Group has entered into real estate and equipment leases as well as leases relating to a portfolio of residential solar panels, which are subsequently subleased. Certain real estate leases include restrictions, for example, conditions relating to naming rights or signage.
Lease costs
in	2Q19	1Q19	6M19
Lease costs (CHF million)
Operating lease costs	94	114	208
Variable lease costs	10	2	12
Sublease income	(18)	(18)	(36)
Total lease costs	86	98	184
From time to time, the Group enters into sale-leaseback transactions in which an asset is sold and immediately leased back. If specific criteria are met, the asset is derecognized from the balance sheet and an operating lease is recognized.
During 2Q19, the Group entered into two sale-leaseback transactions in respect of own property, with terms of 10 and 13 years, respectively.
Other information pertaining to leases
in	2Q19	1Q19	6M19
Other information (CHF million)
Gains/(losses) on sale and leaseback transactions	75	30	105
Cash paid for amounts included in the measurement of operating lease liabilities recorded in operating cash flows	(105)	(141)	(246)
Right-of-use assets obtained in exchange of new operating lease liabilities [1]	56	13	69
Changes to right-of-use assets due to lease modifications for operating leases	(14)	(1)	(15)
1 Includes right-of-use assets relating to changes in classification of scope of variable interest entities.
The weighted average remaining lease terms and discount rates are based on all outstanding operating leases as well as their respective lease terms and remaining lease obligations.
Weighted average remaining lease term and discount rate
end of	2Q19
Operating leases
Remaining lease term (years)	12.70
Discount rate (%)	2.98
The following table reflects the undiscounted cash flows from leases for the next five years and thereafter, based on the expected lease term.

Maturity of operating lease liabilities
end of	2Q19
Maturity (CHF million)
Due within 1 year	482
Due between 1 and 2 years	419
Due between 2 and 3 years	346
Due between 3 and 4 years	316
Due between 4 and 5 years	281
Thereafter	1,944
Total	3,788
Future interest payable	(645)
Lease liabilities	3,143
Maturity of operating lease commitments
end of	4Q18
Maturity (CHF million)
2019	503
2020	484
2021	381
2022	354
2023	320
Thereafter	2,209
Future operating lease commitments	4,251
Less minimum non-cancellable sublease rentals	(190)
Total net future minimum lease commitments	4,061
Upon adoption of ASU 2016-02 and its subsequent amendments on January 1, 2019, the Group revised the future operating lease commitments to reflect the expected term of the leases. Previously, the operating lease commitments were based on the minimum contractual term of the lease.
Lessor arrangements
The Group de-recognizes the underlying assets and recognizes net investments in the leases of sales-type and direct financing leases, which are classified as loans. Subsequently, unearned income is amortized to interest income over the lease term using the effective interest method. For operating leases, the Group continues to recognize the underlying asset and depreciates the asset over its estimated useful life. Lease income is recognized in other income on a straight-line basis over the lease term.
Consideration in a contract is allocated to each separate lease component and each non-lease component on a relative basis in proportion to the stand-alone selling price. The stand-alone selling price is the price at which a customer would purchase the component separately.
The Group enters into sales-type, direct financing and operating leases for real estate and equipment as well as solar equipment.
The net investment in the lease is calculated as the lease receivable plus the unguaranteed portion of the estimated residual value. The lease receivable is initially measured at the present value of the sum of the future lease payments receivable over the lease term and any portion of the estimated residual value at the end of the lease term that is guaranteed by either the lessee or an unrelated third party. The Group initially measures the unguaranteed residual value of the asset as the present value of the amount the lessor expects to derive from the underlying asset following the end of the lease term that is not guaranteed by the lessee or any other third party unrelated to the lessor. The discount rate used is the rate implicit in the lease.
> Refer to “Note 18 – Loans, allowance for loan losses and credit quality” for further information on impaired loans.
As of 2Q19, the Group had approximately CHF  0.8 billion in residual value guarantees associated with leases.
Lease payments are recorded when due and payable by the lessee.
Lease income
in	2Q19	1Q19	6M19
Lease income (CHF million)
Interest income on sales-type lease receivables	1	1	2
Interest income on direct financing lease receivables	26	27	53
Lease income from operating leases	18	18	36
Variable lease income	2	1	3
Total lease income	47	47	94
The Group elected the practical expedient to not evaluate whether certain sales taxes and other similar taxes are lessor cost or lessee cost and excludes these costs from being reported as lease income with an associated expense.
The Group enters into leases with fixed or variable lease payments, or with lease payments that depend on an index or a referenced rate which are included in the net investment in the lease at lease commencement, as such payments are considered unavoidable. Other variable lease payments, as well as subsequent changes in an index or referenced rate, are excluded from the net investment in the lease.
For certain leases, there are options that permit the lessee to extend or renew these leases. Such options are only included in the measurement of lease receivables for sales-type and direct financing leases when it is reasonably certain that the lessee would exercise these options. Certain leases include i) termination options that allow lessees to terminate the leases within three months of the commencement date, with a notice period of 30 days; ii) termination options that allow the Group to terminate the lease but do not provide the lessee with the same option; and iii) termination penalties, options to prepay the payments for the remaining lease term or options that permit the lessee to purchase the leased asset at market value or at the greater of market value and the net present value of the remaining payments.
The Group may enter into vehicle leases as a lessor with members of the Board of Directors or the Executive Board. The terms of any such leases are similar to those with third parties.

Net investment in leases
end of 2Q19	Sales- type leases	Direct financing leases
Net investment (CHF million)
Lease receivables	169	3,414
Impairment recognized	(1)	(21)
Total net investment	168	3,393
Maturities relating to lessor arrangements
end of 2Q19	Sales- type leases	Direct financing leases	Operating leases
Maturity (CHF million)
Due within 1 year	75	1,323	38
Due between 1 and 2 years	44	908	28
Due between 2 and 3 years	31	727	25
Due between 3 and 4 years	21	531	24
Due between 4 and 5 years	10	193	23
Thereafter	11	269	75
Total	192	3,951	213
Future interest receivable	(23)	(537)	–
Lease receivables	169	3,414	–
22 Long-term debt
Long-term debt
end of	2Q19	1Q19	4Q18
Long-term debt (CHF million)
Senior	138,349	141,334	136,392
Subordinated	17,535	16,811	16,152
Non-recourse liabilities from consolidated VIEs	2,071	2,116	1,764
Long-term debt	157,955	160,261	154,308
of which reported at fair value	71,648	69,411	63,935
of which structured notes	51,145	51,735	48,064
Structured notes by product
end of	2Q19	1Q19	4Q18
Structured notes by product (CHF million)
Equity	32,149	33,076	30,698
Fixed income	14,893	14,436	13,128
Credit	3,695	3,848	3,898
Other	408	375	340
Total structured notes	51,145	51,735	48,064

23 Accumulated other comprehensive income and additional share information
Accumulated other comprehensive income/(loss)
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Gains/ (losses) on liabilities relating to credit risk	AOCI
2Q19 (CHF million)
Balance at beginning of period	(26)	(13,245)	24	(3,956)	363	(2,033)	(18,873)
Increase/(decrease)	45	(589)	12	323	338	(312)	(183)
Increase/(decrease) due to equity method investments	(3)	0	0	0	0	0	(3)
Reclassification adjustments, included in net income/(loss)	1	0	0	63	(32)	81	113
Total increase/(decrease)	43	(589)	12	386	306	(231)	(73)
Balance at end of period	17	(13,834)	36	(3,570)	669	(2,264)	(18,946)
1Q19 (CHF million)
Balance at beginning of period	(72)	(13,442)	10	(3,974)	387	(890)	(17,981)
Increase/(decrease)	47	195	14	0	0	(1,151)	(895)
Increase/(decrease) due to equity method investments	(4)	0	0	0	0	0	(4)
Reclassification adjustments, included in net income/(loss)	3	2	0	60	(24)	30	71
Cumulative effect of accounting changes, net of tax [1]	0	0	0	(42)	0	(22)	(64)
Total increase/(decrease)	46	197	14	18	(24)	(1,143)	(892)
Balance at end of period	(26)	(13,245)	24	(3,956)	363	(2,033)	(18,873)
2Q18 (CHF million)
Balance at beginning of period	(95)	(13,612)	21	(3,503)	491	(2,153)	(18,851)
Increase/(decrease)	(66)	562	(1)	1	0	733	1,229
Increase/(decrease) due to equity method investments	(4)	0	0	0	0	0	(4)
Reclassification adjustments, included in net income/(loss)	60	(2)	(7)	72	(29)	28	122
Total increase/(decrease)	(10)	560	(8)	73	(29)	761	1,347
Balance at end of period	(105)	(13,052)	13	(3,430)	462	(1,392)	(17,504)
6M19 (CHF million)
Balance at beginning of period	(72)	(13,442)	10	(3,974)	387	(890)	(17,981)
Increase/(decrease)	92	(394)	26	323	338	(1,463)	(1,078)
Increase/(decrease) due to equity method investments	(7)	0	0	0	0	0	(7)
Reclassification adjustments, included in net income/(loss)	4	2	0	123	(56)	111	184
Cumulative effect of accounting changes, net of tax [1]	0	0	0	(42)	0	(22)	(64)
Total increase/(decrease)	89	(392)	26	404	282	(1,374)	(965)
Balance at end of period	17	(13,834)	36	(3,570)	669	(2,264)	(18,946)
6M18 (CHF million)
Balance at beginning of period	(62)	(13,119)	48	(3,583)	522	(2,544)	(18,738)
Increase/(decrease)	(113)	69	(7)	11	0	1,117	1,077
Increase/(decrease) due to equity method investments	(3)	0	0	0	0	0	(3)
Reclassification adjustments, included in net income/(loss)	73	(2)	(7)	142	(60)	35	181
Cumulative effect of accounting changes, net of tax	0	0	(21)	0	0	0	(21)
Total increase/(decrease)	(43)	67	(35)	153	(60)	1,152	1,234
Balance at end of period	(105)	(13,052)	13	(3,430)	462	(1,392)	(17,504)
1 Reflects the reclassification from AOCI to retained earnings as a result of the adoption of ASU 2018-02. Refer to "Note 2 - Recently issued accounting standards" for further information.

Details on significant reclassification adjustments
in	2Q19	1Q19	2Q18	6M19	6M18
Reclassification adjustments, included in net income/(loss) (CHF million)
Cumulative translation adjustments
Reclassification adjustments	0	2	(2)	2	(2)
Actuarial gains/(losses)
Amortization of recognized actuarial losses [1]	80	76	90	156	178
Tax expense/(benefit)	(17)	(16)	(18)	(33)	(36)
Net of tax	63	60	72	123	142
Net prior service credit/(cost)
Amortization of recognized prior service credit/(cost) [1]	(41)	(30)	(37)	(71)	(76)
Tax expense	9	6	8	15	16
Net of tax	(32)	(24)	(29)	(56)	(60)
1 These components are included in the computation of total benefit costs. Refer to "Note 27 – Pension and other post-retirement benefits" for further information.
Additional share information
	2Q19		1Q19		2Q18		6M19		6M18
Common shares issued
Balance at beginning of period	2,556,011,720		2,556,011,720		2,556,011,720		2,556,011,720		2,556,011,720
Balance at end of period	2,556,011,720		2,556,011,720		2,556,011,720		2,556,011,720		2,556,011,720
Treasury shares
Balance at beginning of period	(48,217,358)		(5,427,691)		(16,413,030)		(5,427,691)		(5,757,666)
Sale of treasury shares	153,739,570		238,506,125		173,383,973		392,245,695		371,216,190
Repurchase of treasury shares	(190,464,698)		(282,969,737)		(205,279,026)		(473,434,435)		(415,339,165)
Share-based compensation	36,705,356		1,673,945		42,340,132		38,379,301		43,912,690
Balance at end of period	(48,237,130)		(48,217,358)		(5,967,951)		(48,237,130)		(5,967,951)
Common shares outstanding
Balance at end of period	2,507,774,590	[1]	2,507,794,362	[1]	2,550,043,769	[2]	2,507,774,590	[1]	2,550,043,769	[2]
1
At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 653,000,000 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. 111,193,477 of these shares were reserved for capital instruments.

2
At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 653,000,000 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. 505,062,294 of these shares were reserved for capital instruments.

24 Offsetting of financial assets and financial liabilities
The disclosures set out in the tables below include derivatives, reverse repurchase and repurchase agreements, and securities lending and borrowing transactions that:
■ are offset in the Group’s consolidated balance sheets; or
■ are subject to an enforceable master netting agreement or similar agreement (enforceable master netting agreements), irrespective of whether they are offset in the Group’s consolidated balance sheets.
Similar agreements include derivative clearing agreements, global master repurchase agreements and global master securities lending agreements.
Derivatives
The Group transacts bilateral over-the-counter (OTC) derivatives (OTC derivatives) mainly under International Swaps and Derivatives Association (ISDA) Master Agreements and Swiss Master Agreements for OTC derivative instruments. These agreements provide for the net settlement of all transactions under the agreement through a single payment in the event of default or termination under the agreement. They allow the Group to offset balances from derivative assets and liabilities as well as the receivables and payables to related cash collateral transacted with the same counterparty. Collateral for OTC derivatives is received and provided in the form of cash and marketable securities. Such collateral may be subject to the standard industry terms of an ISDA Credit Support Annex. The terms of an ISDA Credit Support Annex provide that securities received or provided as collateral may be pledged or sold during the term of the transactions and must be returned upon maturity of the transaction. These terms also give each counterparty the right to terminate the related transactions upon the other counterparty’s failure to post collateral. Financial collateral received or pledged for OTC derivatives may also be subject to collateral agreements which restrict the use of financial collateral.
For derivatives transacted with exchanges (exchange-traded derivatives) and central clearing counterparties (OTC-cleared derivatives), positive and negative replacement values (PRV/NRV) and related cash collateral may be offset if the terms of the rules and regulations governing these exchanges and central clearing counterparties permit such netting and offset.
Where no such agreements or terms exist, fair values are recorded on a gross basis.
Exchange-traded derivatives or OTC-cleared derivatives, which are fully margined and for which the daily margin payments constitute settlement of the outstanding exposure, are not included in the offsetting disclosures because they are not subject to offsetting due to the daily settlement. The daily margin payments, which are not settled until the next settlement cycle is conducted, are presented in brokerage receivables or brokerage payables. The notional amount for these daily settled derivatives is included in the fair value of derivative instruments table in “Note 28 – Derivatives and hedging activities”.
Under US GAAP, the Group elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value. There is an exception for certain bifurcatable hybrid debt instruments which the Group did not elect to account for at fair value. However, these bifurcated embedded derivatives are generally not subject to enforceable master netting agreements and are not recorded as derivative instruments under trading assets and liabilities or other assets and other liabilities. Information on bifurcated embedded derivatives has therefore not been included in the offsetting disclosures.
The following table presents the gross amount of derivatives subject to enforceable master netting agreements by contract and transaction type, the amount of offsetting, the amount of derivatives not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.

Offsetting of derivatives
	2Q19		4Q18
end of	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Gross derivatives subject to enforceable master netting agreements (CHF billion)
OTC-cleared	5.1	4.2	5.5	4.8
OTC	73.4	68.4	63.4	60.6
Exchange-traded	0.4	0.4	0.2	0.3
Interest rate products	78.9	73.0	69.1	65.7
OTC-cleared	0.2	0.2	0.1	0.2
OTC	22.3	26.8	26.9	31.1
Foreign exchange products	22.5	27.0	27.0	31.3
OTC	10.7	9.2	10.2	10.2
Exchange-traded	11.1	12.3	11.8	14.2
Equity/index-related products	21.8	21.5	22.0	24.4
OTC-cleared	3.4	3.5	1.5	1.6
OTC	3.5	4.7	3.8	4.9
Credit derivatives	6.9	8.2	5.3	6.5
OTC	1.2	0.7	1.2	0.4
Exchange-traded	0.0	0.0	0.1	0.3
Other products [1]	1.2	0.7	1.3	0.7
OTC-cleared	8.7	7.9	7.1	6.6
OTC	111.1	109.8	105.5	107.2
Exchange-traded	11.5	12.7	12.1	14.8
Total gross derivatives subject to enforceable master netting agreements	131.3	130.4	124.7	128.6
Offsetting (CHF billion)
OTC-cleared	(7.2)	(6.7)	(5.9)	(5.8)
OTC	(97.7)	(101.4)	(92.6)	(99.0)
Exchange-traded	(11.1)	(11.3)	(11.6)	(12.5)
Offsetting	(116.0)	(119.4)	(110.1)	(117.3)
of which counterparty netting	(99.9)	(99.9)	(96.9)	(96.9)
of which cash collateral netting	(16.1)	(19.5)	(13.2)	(20.4)
Net derivatives presented in the consolidated balance sheets (CHF billion)
OTC-cleared	1.5	1.2	1.2	0.8
OTC	13.4	8.4	12.9	8.2
Exchange-traded	0.4	1.4	0.5	2.3
Total net derivatives subject to enforceable master netting agreements	15.3	11.0	14.6	11.3
Total derivatives not subject to enforceable master netting agreements [2]	4.4	3.8	3.7	3.9
Total net derivatives presented in the consolidated balance sheets	19.7	14.8	18.3	15.2
of which recorded in trading assets and trading liabilities	19.6	14.8	18.3	15.2
of which recorded in other assets and other liabilities	0.1	0.0	0.0	0.0
1 Primarily precious metals, commodity and energy products.
2 Represents derivatives where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

Reverse repurchase and repurchase agreements and securities lending and borrowing transactions
Reverse repurchase and repurchase agreements are generally covered by global master repurchase agreements. In certain situations, for example, in the event of default, all contracts under the agreements are terminated and are settled net in one single payment. Global master repurchase agreements also include payment or settlement netting provisions in the normal course of business that state that all amounts in the same currency payable by each party to the other under any transaction or otherwise under the global master repurchase agreement on the same date shall be set off.
Transactions under such agreements are netted in the consolidated balance sheets if they are with the same counterparty, have the same maturity date, settle through the same clearing institution and are subject to the same enforceable master netting agreement. The amounts offset are measured on the same basis as the underlying transaction (i.e., on an accrual basis or fair value basis).
Securities lending and borrowing transactions are generally executed under global master securities lending agreements with netting terms similar to ISDA Master Agreements. In certain situations, for example in the event of default, all contracts under the agreement are terminated and are settled net in one single payment. Transactions under these agreements are netted in the consolidated balance sheets if they meet the same right of offset criteria as for reverse repurchase and repurchase agreements. In general, most securities lending and borrowing transactions do not meet the criterion of having the same settlement date specified at inception of the transaction, and therefore they are not eligible for netting in the consolidated balance sheets. However, securities lending and borrowing transactions with explicit maturity dates may be eligible for netting in the consolidated balance sheets.
Reverse repurchase and repurchase agreements are collateralized principally by government securities, money market instruments and corporate bonds and have terms ranging from overnight to a longer or unspecified period of time. In the event of counterparty default, the reverse repurchase agreement or securities lending agreement provides the Group with the right to liquidate the collateral held. As is the case in the Group’s normal course of business, a significant portion of the collateral received that may be sold or repledged was sold or repledged as of the end of 2Q19 and 4Q18. In certain circumstances, financial collateral received may be restricted during the term of the agreement (e.g., in tri-party arrangements).
The following table presents the gross amount of securities purchased under resale agreements and securities borrowing transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities purchased under resale agreements and securities borrowing transactions not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.
Offsetting of securities purchased under resale agreements and securities borrowing transactions
	2Q19				4Q18
end of	Gross	Offsetting	Net book value		Gross	Offsetting	Net book value
Securities purchased under resale agreements and securities borrowing transactions (CHF billion)
Securities purchased under resale agreements	83.0	(13.6)	69.4		86.6	(20.9)	65.7
Securities borrowing transactions	15.1	(0.8)	14.3		12.6	(2.2)	10.4
Total subject to enforceable master netting agreements	98.1	(14.4)	83.7		99.2	(23.1)	76.1
Total not subject to enforceable master netting agreements [1]	29.8	–	29.8		41.0	–	41.0
Total	127.9	(14.4)	113.5	[2]	140.2	(23.1)	117.1	[2]
1
Represents securities purchased under resale agreements and securities borrowing transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 82,286 million and CHF 81,818 million of the total net amount as of the end of 2Q19 and 4Q18, respectively, are reported at fair value.
The following table presents the gross amount of securities sold under repurchase agreements and securities lending transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities sold under repurchase agreements and securities lending transactions not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.

Offsetting of securities sold under repurchase agreements and securities lending transactions
	2Q19				4Q18
end of	Gross	Offsetting	Net book value		Gross	Offsetting	Net book value
Securities sold under repurchase agreements and securities lending transactions (CHF billion)
Securities sold under repurchase agreements	27.7	(14.4)	13.3		42.3	(22.5)	19.8
Securities lending transactions	3.9	0.0	3.9		4.2	(0.6)	3.6
Obligation to return securities received as collateral, at fair value	44.6	0.0	44.6		39.4	0.0	39.4
Total subject to enforceable master netting agreements	76.2	(14.4)	61.8		85.9	(23.1)	62.8
Total not subject to enforceable master netting agreements [1]	2.4	–	2.4		3.5	–	3.5
Total	78.6	(14.4)	64.2		89.4	(23.1)	66.3
of which securities sold under repurchase agreements and securities lending transactions	33.2	(14.4)	18.8	[2]	47.7	(23.1)	24.6	[2]
of which obligation to return securities received as collateral, at fair value	45.4	0.0	45.4		41.7	0.0	41.7
1
Represents securities sold under repurchase agreements and securities lending transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 9,195 million and CHF 14,828 million of the total net amount as of the end of 2Q19 and 4Q18, respectively, are reported at fair value.
The following table presents the net amount presented in the consolidated balance sheets of financial assets and liabilities subject to enforceable master netting agreements and the gross amount of financial instruments and cash collateral not offset in the consolidated balance sheets. The table excludes derivatives, reverse repurchase and repurchase agreements and securities lending and borrowing transactions not subject to enforceable master netting agreements where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place. Net exposure reflects risk mitigation in the form of collateral.
Amounts not offset in the consolidated balance sheets
	2Q19						4Q18
end of	Net book value	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure	Net book value	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure
Financial assets subject to enforceable master netting agreements (CHF billion)
Derivatives	15.3	4.9		0.0		10.4	14.6	4.5		0.1		10.0
Securities purchased under resale agreements	69.4	69.4		0.0		0.0	65.7	65.7		0.0		0.0
Securities borrowing transactions	14.3	13.7		0.0		0.6	10.4	10.0		0.0		0.4
Total financial assets subject to enforceable master netting agreements	99.0	88.0		0.0		11.0	90.7	80.2		0.1		10.4
Financial liabilities subject to enforceable master netting agreements (CHF billion)
Derivatives	11.0	1.4		0.0		9.6	11.3	1.4		0.0		9.9
Securities sold under repurchase agreements	13.3	13.3		0.0		0.0	19.8	19.7		0.1		0.0
Securities lending transactions	3.9	3.5		0.0		0.4	3.6	3.2		0.0		0.4
Obligation to return securities received as collateral, at fair value	44.6	37.8		0.0		6.8	39.4	34.3		0.0		5.1
Total financial liabilities subject to enforceable master netting agreements	72.8	56.0		0.0		16.8	74.1	58.6		0.1		15.4
1
The total amount reported in financial instruments (recognized financial assets and financial liabilities and non-cash financial collateral) and cash collateral is limited to the amount of the related instruments presented in the consolidated balance sheets and therefore any over-collateralization of these positions is not included.

Net exposure is subject to further credit mitigation through the transfer of the exposure to other market counterparties by the use of credit default swaps (CDS) and credit insurance contracts. Therefore, the net exposure presented in the table above is not representative of the Group’s counterparty exposure.

25 Tax
The 2Q19 income tax expense of CHF  365 million includes the impact of the continuous reassessment of the estimated annual effective tax rate as well as the impact of items that need to be recorded in the specific interim period in which they occur. Further details are outlined in the tax expense reconciliation below.
Net deferred tax assets related to net operating losses, net deferred tax assets on temporary differences and net deferred tax liabilities are presented in the following manner. Nettable gross deferred tax liabilities are allocated on a pro-rata basis to gross deferred tax assets on net operating losses and gross deferred tax assets on temporary differences. This approach is aligned with the underlying treatment of netting gross deferred tax assets and liabilities under the Basel III framework. Valuation allowances have been allocated against such deferred tax assets on net operating losses first with any remainder allocated to such deferred tax assets on temporary differences. This presentation is considered the most appropriate disclosure given the underlying nature of the gross deferred tax balances.
As of June 30, 2019, the Group had accumulated undistributed earnings from foreign subsidiaries of CHF  11.9 billion which are considered indefinitely reinvested. The Group would need to accrue and pay taxes on these undistributed earnings if such earnings were repatriated. No deferred tax liability was recorded in respect of those amounts as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.
The Group is currently subject to ongoing tax audits, inquiries and litigation with the tax authorities in a number of jurisdictions, including Brazil, the Netherlands, the US, the UK and Switzerland. Although the timing of completion is uncertain, it is reasonably possible that some of these will be resolved within 12 months of the reporting date. It is reasonably possible that there will be a decrease between zero and CHF  187 million in unrecognized tax benefits within 12 months of the reporting date.
The Group remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Brazil – 2014; the UK – 2012; Switzerland – 2011; the US – 2010; and the Netherlands – 2006.
Effective tax rate
in	2Q19	1Q19	2Q18	6M19	6M18
Effective tax rate (%)	28.0	29.5	37.8	28.7	36.1
Tax expense reconciliation
in	2Q19
CHF million
Income tax expense computed at the Swiss statutory tax rate of 22%	286
Increase/(decrease) in income taxes resulting from
Foreign tax rate differential	(24)
Other non-deductible expenses	61
Changes in deferred tax valuation allowance	8
Lower taxed income	(30)
(Windfall tax benefits)/shortfall tax charges on share-based compensation	33
Other	31
Income tax expense	365
Foreign tax rate differential
2Q19 included a foreign tax benefit of CHF  24 million mainly driven by losses made in higher tax jurisdictions, such as the UK, partially offset by earnings in higher tax jurisdictions, such as the US.
Other non-deductible expenses
2Q19 included the net impact of CHF  54 million relating to non-deductible interest expenses (including a benefit of CHF  60 million from a previously unrecognized tax benefit) and non-deductible bank levy costs. The remaining balance included various smaller items relating to other non-deductible expenses.
Changes in deferred tax valuation allowance
2Q19 included the impact of the estimated current year earnings, resulting in a decrease of valuation allowances of CHF  30 million mainly in respect of one of the Group’s operating entities in the UK and an increase of valuation allowances of CHF  38 million mainly in respect of three of the Group’s operating entities in the US, the UK and Switzerland.
Lower taxed income
2Q19 primarily included the impacts related to non-taxable dividend income of CHF  17 million and non-taxable life insurance income of CHF  12 million.

Other
2Q19 included a tax charge of CHF  36 million relating to the tax impact of transitional adjustments arising on the first adoption of IFRS 9 for own credit movements, CHF  30 million relating to the US base erosion and anti-abuse tax (BEAT), CHF  26 million relating to withholding taxes and CHF  7 million relating to a prior year adjustment and various smaller balances. This was partially offset by CHF  41 million relating to a beneficial earnings mix in one of the Group’s operating entities in Switzerland, CHF  15 million relating to own-credit valuation movements and CHF  12 million relating to the release of previously unrecognized tax benefits.
Net deferred tax assets
end of	2Q19	1Q19
Net deferred tax assets (CHF million)
Deferred tax assets	4,787	4,920
of which net operating losses	1,678	1,614
of which deductible temporary differences	3,109	3,306
Deferred tax liabilities	(644)	(456)
Net deferred tax assets	4,143	4,464
26 Employee deferred compensation
The Group’s current and previous deferred compensation plans include share awards, performance share awards, Contingent Capital Awards, Contingent Capital share awards and other cash awards.
> Refer to “Note 29 – Employee deferred compensation” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2018 for further information.
The following tables show the compensation expense for deferred compensation awards recognized in the consolidated statements of operations, the estimated unrecognized expense for deferred compensation awards granted in 2Q19 and prior periods and the remaining requisite service period over which the unrecognized expense will be recognized. The estimated unrecognized compensation expense was based on the fair value of each award on the grant date and included the current estimated outcome of relevant performance criteria and estimated future forfeitures but no estimate for future mark-to-market adjustments.
Deferred compensation expense
in	2Q19	1Q19	2Q18		6M19	6M18
Deferred compensation expense (CHF million)
Share awards	150	151	130		301	278
Performance share awards	122	108	92		230	201
Contingent Capital Awards	83	77	42		160	94
Contingent Capital share awards	0	0	0		0	1
Other cash awards	97	94	106	[1]	191	163	[1]
Total deferred compensation expense	452	430	370	[1]	882	737	[1]
1 Prior period has been corrected.
Estimated unrecognized deferred compensation
end of	2Q19
Estimated unrecognized compensation expense (CHF million)
Share awards	780
Performance share awards	436
Contingent Capital Awards	288
Other cash awards	307
Total	1,811

Weighted-average requisite service period (years)
Aggregate remaining weighted-average requisite service period	1.2
2Q19 activity
In 2Q19, the Group awarded deferred fixed cash compensation of CHF  58 million to certain employees in the Americas. This compensation will be expensed in the Global Markets division over a three-year period from the grant date. Amortization of this compensation totaled CHF  13 million in 2Q19.

Share-based award activity
	2Q19			6M19
Number of awards (in millions)	Share awards	Performance share awards	Contingent Capital share awards	Share awards	Performance share awards	Contingent Capital share awards
Share-based award activities
Balance at beginning of period	139.2	97.7	3.4	83.2	51.7	3.4
Granted	6.1	0.0	0.0	65.3	46.1	0.0
Settled	(31.4)	(19.6)	(3.3)	(34.2)	(19.6)	(3.3)
Forfeited	(1.2)	(0.6)	0.0	(1.6)	(0.7)	0.0
Balance at end of period	112.7	77.5	0.1	112.7	77.5	0.1
of which vested	9.5	7.0	0.1	9.5	7.0	0.1
of which unvested	103.2	70.5	0.0	103.2	70.5	0.0
27 Pension and other post-retirement benefits
The Group sponsors defined contribution pension plans, defined benefit pension plans and other post-retirement defined benefit plans. The Group contributed and recognized expenses of CHF  44 million, CHF  41 million, CHF  43 million, CHF  85 million and CHF  85 million related to its defined contribution pension plans in 2Q19, 1Q19, 2Q18, 6M19 and 6M18, respectively.
> Refer to “Note 31 – Pension and other post-retirement benefits” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2018 for further information.
The Group expects to contribute CHF  429 million to the Swiss and international defined benefit plans and other post-retirement defined benefit plans in 2019. As of the end of 2Q19, CHF  242 million of contributions have been made.
On April 3, 2019, Credit Suisse announced an amendment to its existing Swiss defined benefit pension plan and the introduction of a new Swiss defined contribution plan. Effective January 1, 2020, savings contributions on gross salary components exceeding a certain threshold will be credited to a new Swiss defined contribution plan and no longer paid into the lump-sum component of the existing Swiss defined benefit pension plan. In the new Swiss defined contribution plan, insured employees can select the investment strategy and will bear the investment risk. These changes resulted in a reduction of the Swiss pension plan liabilities and an increase in the overall funding surplus of the existing Swiss defined benefit pension plan of CHF  428 million (CHF  338 million, net of tax) which was recognized as a prior service credit in 2Q19. The plan amendment triggered a revaluation of plan assets and liabilities based on 1Q19 market data, resulting in an actuarial gain and an additional increase in the overall funding surplus of the Swiss defined benefit pension plan of CHF  406 million (CHF  323 million, net of tax).
The total increase in the overall funding surplus of the Swiss defined benefit pension plan is reflected in Other assets – defined benefit pension and post-retirement plan assets.
Components of net periodic benefit costs
in	2Q19	1Q19	2Q18	6M19	6M18
Net periodic benefit costs/(credits) (CHF million)
Service costs on benefit obligation	68	67	65	135	130
Interest costs on benefit obligation	34	46	39	80	78
Expected return on plan assets	(126)	(125)	(150)	(251)	(299)
Amortization of recognized prior service cost/(credit)	(41)	(30)	(31)	(71)	(63)
Amortization of recognized actuarial losses	80	76	90	156	179
Settlement losses/(gains)	0	0	0	0	(1)
Curtailment losses/(gains)	0	0	(6)	0	(13)
Special termination benefits	2	8	10	10	17
Net periodic benefit costs	17	42	17	59	28
Service costs on benefit obligation are reflected in compensation and benefits. Other components of net periodic benefit costs are reflected in general and administrative expenses or, until the end of 4Q18, in restructuring expenses.

28 Derivatives and hedging activities
> Refer to “Note 32 – Derivatives and hedging activities” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2018 for further information.
Fair value of derivative instruments
The tables below present gross derivative replacement values by type of contract and balance sheet location and whether the derivative is used for trading purposes or in a qualifying hedging relationship. Notional amounts have also been provided as an indication of the volume of derivative activity within the Group.
Information on bifurcated embedded derivatives has not been included in these tables. Under US GAAP, the Group elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value.
> Refer to “Note 31 – Financial instruments” for further information.
Fair value of derivative instruments
	Trading			Hedging			[1]
end of 2Q19	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	8,664.3	2.0	1.9	0.0	0.0	0.0
Swaps	11,949.8	56.8	51.0	101.8	0.2	0.1
Options bought and sold (OTC)	1,749.7	20.7	20.2	0.0	0.0	0.0
Futures	305.3	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	232.5	0.4	0.4	0.0	0.0	0.0
Interest rate products	22,901.6	79.9	73.5	101.8	0.2	0.1
Forwards	1,080.0	7.3	8.2	12.5	0.1	0.1
Swaps	426.5	12.8	16.0	0.0	0.0	0.0
Options bought and sold (OTC)	319.1	3.2	3.7	0.0	0.0	0.0
Futures	7.0	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	0.4	0.0	0.0	0.0	0.0	0.0
Foreign exchange products	1,833.0	23.3	27.9	12.5	0.1	0.1
Forwards	0.8	0.1	0.0	0.0	0.0	0.0
Swaps	162.8	4.3	4.1	0.0	0.0	0.0
Options bought and sold (OTC)	234.5	8.1	6.6	0.0	0.0	0.0
Futures	48.8	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	423.0	11.2	12.5	0.0	0.0	0.0
Equity/index-related products	869.9	23.7	23.2	0.0	0.0	0.0
Credit derivatives [2]	493.5	7.1	8.5	0.0	0.0	0.0
Forwards	11.2	0.2	0.1	0.0	0.0	0.0
Swaps	11.7	1.0	0.6	0.0	0.0	0.0
Options bought and sold (OTC)	10.8	0.2	0.2	0.0	0.0	0.0
Futures	11.8	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	1.5	0.0	0.0	0.0	0.0	0.0
Other products [3]	47.0	1.4	0.9	0.0	0.0	0.0
Total derivative instruments	26,145.0	135.4	134.0	114.3	0.3	0.2
The notional amount, PRV and NRV (trading and hedging) was CHF 26,259.3 billion, CHF 135.7 billion and CHF 134.2 billion, respectively, as of the end of 2Q19.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity and energy products.

Fair value of derivative instruments (continued)
	Trading			Hedging			[1]
end of 4Q18	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	7,477.7	3.6	3.7	0.0	0.0	0.0
Swaps	13,160.7	49.0	45.4	104.4	0.1	0.2
Options bought and sold (OTC)	2,027.6	17.0	17.1	0.0	0.0	0.0
Futures	256.8	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	111.1	0.3	0.3	0.0	0.0	0.0
Interest rate products	23,033.9	69.9	66.5	104.4	0.1	0.2
Forwards	1,124.5	9.5	10.5	12.0	0.1	0.1
Swaps	456.6	14.4	17.4	0.0	0.0	0.0
Options bought and sold (OTC)	313.0	3.9	4.3	0.0	0.0	0.0
Futures	10.7	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	1.3	0.0	0.0	0.0	0.0	0.0
Foreign exchange products	1,906.1	27.8	32.2	12.0	0.1	0.1
Forwards	0.7	0.2	0.1	0.0	0.0	0.0
Swaps	152.6	4.0	5.1	0.0	0.0	0.0
Options bought and sold (OTC)	211.9	7.3	6.5	0.0	0.0	0.0
Futures	39.2	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	356.7	11.9	14.4	0.0	0.0	0.0
Equity/index-related products	761.1	23.4	26.1	0.0	0.0	0.0
Credit derivatives [2]	469.4	5.4	6.6	0.0	0.0	0.0
Forwards	8.2	0.1	0.1	0.0	0.0	0.0
Swaps	13.5	1.5	0.6	0.0	0.0	0.0
Options bought and sold (OTC)	9.5	0.1	0.1	0.0	0.0	0.0
Futures	9.3	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	1.9	0.0	0.0	0.0	0.0	0.0
Other products [3]	42.4	1.7	0.8	0.0	0.0	0.0
Total derivative instruments	26,212.9	128.2	132.2	116.4	0.2	0.3
The notional amount, PRV and NRV (trading and hedging) was CHF 26,329.3 billion, CHF 128.4 billion and CHF 132.5 billion, respectively, as of the end of 4Q18.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity and energy products.
Netting of derivative instruments
> Refer to “Derivatives” in Note 24 – Offsetting of financial assets and financial liabilities for further information on the netting of derivative instruments.
Gains or losses on fair value hedges
	2Q19	1Q19	2Q18	6M19	6M18
in	Interest and dividend income	Interest and dividend income	Trading revenues	Interest and dividend income	Trading revenues
Interest rate products (CHF million)
Hedged items	(991)	(707)	100	(1,698)	790
Derivatives designated as hedging instruments	937	643	(106)	1,580	(755)
Net gains/(losses) on the ineffective portion	–	–	(6)	–	35
As a result of the adoption of ASU2017-12 on January 1, 2019 the gains/(losses) on interest rate risk hedges are included in interest and dividend income while, in prior periods they were recorded in trading revenue. Additionally, the gains/(losses) on the ineffective portion are no longer separately measured and reported. The accrued interest on fair value hedges is recorded in interest and dividend income and is excluded from this table.

Hedged items in fair value hedges
	2Q19
	Hedged items
end of	Carrying amount	Hedging adjustments	[1]	Disconti- nued hedges	[2]
Assets and liabilities (CHF billion)
Net loans	15.6	0.4		0.8
Long-term debt	70.3	1.8		(0.1)
1 Relates to cumulative amount of fair value hedging adjustments included in the carrying amount.
2 Relates to cumulative amount of fair value hedging adjustments remaining for any hedged items for which hedge accounting has been discontinued.
Cash flow hedges
in	2Q19	1Q19	2Q18	6M19	6M18
Interest rate products (CHF million)
Gains/(losses) recognized in AOCI on derivatives	71	49	(31)	120	(92)
Gains/(losses) reclassified from AOCI into interest and dividend income	1	1	(24)	2	(40)
Foreign exchange products (CHF million)
Gains/(losses) recognized in AOCI on derivatives	(10)	3	(79)	(7)	(76)
Trading revenues	5	(1)	(40)	4	(39)
Other revenues	(2)	(2)	(2)	(4)	(3)
Total other operating expenses	(5)	(1)	0	(6)	0
Total gains/(losses) reclassified from AOCI into income	(2)	(4)	(42)	(6)	(42)
Gains/(losses) excluded from the assessment of effectiveness reported in trading revenues [1]	(4)	(3)	–	(7)	–
Interest rate and foreign exchange products (CHF million)
Net gains/(losses) on the ineffective portion	–	–	(1)	[2]	–	(2)	[2]
As a result of the adoption ASU 2017-12 on January 1, 2019 the gains/(losses) on the ineffective portion are no longer separately measured and reported.
1 Related to the forward points of a foreign currency forward.
2 Included in trading revenues.
As of the end of 2Q19, the maximum length of time over which the Group hedged its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, was one year.
The net loss associated with cash flow hedges expected to be reclassified from AOCI within the next 12 months is CHF  10 million.
Net investment hedges
in	2Q19	1Q19	2Q18	6M19	6M18
Foreign exchange products (CHF million)
Gains/(losses) recognized in the cumulative translation adjustments section of AOCI	9	(130)	141	(121)	158
The Group includes all derivative instruments not included in hedge accounting relationships in its trading activities.
> Refer to “Note 7 – Trading revenues” for gains and losses on trading activities by product type.

Disclosures relating to contingent credit risk
Certain of the Group’s derivative instruments contain provisions that require it to maintain a specified credit rating from each of the major credit rating agencies. If the ratings fall below the level specified in the contract, the counterparties to the agreements could request payment of additional collateral on those derivative instruments that are in a net liability position. Certain of the derivative contracts also provide for termination of the contract, generally upon a downgrade of either the Group or the counterparty. Such derivative contracts are reflected at close-out costs.
The following table provides the Group’s current net exposure from contingent credit risk relating to derivative contracts with bilateral counterparties and SPEs that include credit support agreements, the related collateral posted and the additional collateral required in a one-notch, two-notch and a three-notch downgrade event, respectively. The table also includes derivative contracts with contingent credit risk features without credit support agreements that have accelerated termination event conditions. The current net exposure for derivative contracts with bilateral counterparties and contracts with accelerated termination event conditions is the aggregate fair value of derivative instruments that were in a net liability position. For SPEs, the current net exposure is the contractual amount that is used to determine the collateral payable in the event of a downgrade. The contractual amount could include both the NRV and a percentage of the notional value of the derivative.
Contingent credit risk
	2Q19				4Q18
end of	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total
Contingent credit risk (CHF billion)
Current net exposure	3.1	0.1	0.3	3.5	3.6	0.1	0.3	4.0
Collateral posted	2.8	0.1	–	2.9	3.4	0.1	–	3.5
Impact of a one-notch downgrade event	0.1	0.1	0.0	0.2	0.2	0.0	0.0	0.2
Impact of a two-notch downgrade event	0.3	0.1	0.0	0.4	0.9	0.0	0.1	1.0
Impact of a three-notch downgrade event	1.0	0.1	0.1	1.2	1.0	0.1	0.2	1.3
Credit derivatives
> Refer to “Note 32 – Derivatives and hedging activities” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2018 for further information on credit derivatives.
Credit protection sold/purchased
The following tables do not include all credit derivatives and differ from the credit derivatives in the “Fair value of derivative instruments” tables. This is due to the exclusion of certain credit derivative instruments under US GAAP, which defines a credit derivative as a derivative instrument (a) in which one or more of its underlyings are related to the credit risk of a specified entity (or a group of entities) or an index based on the credit risk of a group of entities and (b) that exposes the seller to potential loss from credit risk-related events specified in the contract.
Total return swaps (TRS) of CHF  9.5 billion and CHF  9.7 billion as of the end of 2Q19 and 4Q18, were also excluded because a TRS does not expose the seller to potential loss from credit risk-related events specified in the contract. A TRS only provides protection against a loss in asset value and not against additional amounts as a result of specific credit events.

Credit protection sold/purchased
	2Q19							4Q18
end of	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased		Fair value of credit protection sold	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased		Fair value of credit protection sold
Single-name instruments (CHF billion)
Investment grade [2]	(50.7)	46.5		(4.2)	10.3		0.4	(46.0)	43.1		(2.9)	11.8		0.2
Non-investment grade	(30.8)	27.9		(2.9)	20.5		0.1	(26.2)	24.3		(1.9)	17.7		(0.2)
Total single-name instruments	(81.5)	74.4		(7.1)	30.8		0.5	(72.2)	67.4		(4.8)	29.5		0.0
of which sovereign	(16.6)	14.4		(2.2)	4.6		0.0	(16.4)	15.0		(1.4)	5.5		(0.1)
of which non-sovereign	(64.9)	60.0		(4.9)	26.2		0.5	(55.8)	52.4		(3.4)	24.0		0.1
Multi-name instruments (CHF billion)
Investment grade [2]	(102.0)	98.4		(3.6)	34.9		0.3	(102.9)	102.4		(0.5)	25.1		(0.8)
Non-investment grade	(27.8)	25.6		(2.2)	8.6	[3]	0.9	(26.5)	25.3		(1.2)	8.4	[3]	0.1
Total multi-name instruments	(129.8)	124.0		(5.8)	43.5		1.2	(129.4)	127.7		(1.7)	33.5		(0.7)
of which sovereign	(0.2)	0.2		0.0	0.0		0.0	(0.2)	0.2		0.0	0.0		0.0
of which non-sovereign	(129.6)	123.8		(5.8)	43.5		1.2	(129.2)	127.5		(1.7)	33.5		(0.7)
Total instruments (CHF billion)
Investment grade [2]	(152.7)	144.9		(7.8)	45.2		0.7	(148.9)	145.5		(3.4)	36.9		(0.6)
Non-investment grade	(58.6)	53.5		(5.1)	29.1		1.0	(52.7)	49.6		(3.1)	26.1		(0.1)
Total instruments	(211.3)	198.4		(12.9)	74.3		1.7	(201.6)	195.1		(6.5)	63.0		(0.7)
of which sovereign	(16.8)	14.6		(2.2)	4.6		0.0	(16.6)	15.2		(1.4)	5.5		(0.1)
of which non-sovereign	(194.5)	183.8		(10.7)	69.7		1.7	(185.0)	179.9		(5.1)	57.5		(0.6)
1 Represents credit protection purchased with identical underlyings and recoveries.
2 Based on internal ratings of BBB and above.
3 Includes synthetic securitized loan portfolios.
Credit protection sold
Credit protection sold is the maximum potential payout, which is based on the notional value of derivatives and represents the amount of future payments that the Group would be required to make as a result of credit risk-related events.
Credit protection purchased
Credit protection purchased represents those instruments where the underlying reference instrument is identical to the reference instrument of the credit protection sold.
Other protection purchased
In the normal course of business, the Group purchases protection to offset the risk of credit protection sold that may have similar, but not identical, reference instruments and may use similar, but not identical, products, which reduces the total credit derivative exposure. Other protection purchased is based on the notional value of the instruments.
Fair value of credit protection sold
The fair values of the credit protection sold give an indication of the amount of payment risk, as the negative fair values increase when the potential payment under the derivative contracts becomes more probable.
The following table reconciles the notional amount of credit derivatives included in the table “Fair value of derivative instruments” to the table “Credit protection sold/purchased”.
Credit derivatives
end of	2Q19	4Q18
Credit derivatives (CHF billion)
Credit protection sold	211.3	201.6
Credit protection purchased	198.4	195.1
Other protection purchased	74.3	63.0
Other instruments [1]	9.5	9.7
Total credit derivatives	493.5	469.4
1 Consists of total return swaps and other derivative instruments.
The segregation of the future payments by maturity range and underlying risk gives an indication of the current status of the potential for performance under the derivative contracts.
Maturity of credit protection sold
end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total
2Q19 (CHF billion)
Single-name instruments	15.7	60.9	4.9	81.5
Multi-name instruments	28.4	82.7	18.7	129.8
Total instruments	44.1	143.6	23.6	211.3
4Q18 (CHF billion)
Single-name instruments	13.1	54.9	4.2	72.2
Multi-name instruments	28.8	80.6	20.0	129.4
Total instruments	41.9	135.5	24.2	201.6

29 Guarantees and commitments
Guarantees
In the ordinary course of business, guarantees are provided that contingently obligate the Group to make payments to third parties if the counterparty fails to fulfill its obligation under a borrowing or other contractual arrangement. The total gross amount disclosed within the Guarantees table reflects the maximum potential payment under the guarantees. The carrying value represents the higher of the initial fair value (generally the related fee received or receivable) less cumulative amortization and the Group’s current best estimate of payments that will be required under existing guarantee arrangements.
Guarantees provided by the Group are classified as follows: credit guarantees and similar instruments, performance guarantees and similar instruments, derivatives and other guarantees.
> Refer to “Guarantees” in VI – Consolidated financial statements – Credit Suisse Group – Note 33 – Guarantees and commitments in the Credit Suisse Annual Report 2018 for a detailed description of guarantees.
Guarantees
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Carrying value	Collateral received
2Q19 (CHF million)
Credit guarantees and similar instruments	2,455	893	3,348	3,235		12	1,650
Performance guarantees and similar instruments	5,030	1,967	6,997	6,169		32	2,847
Derivatives [2]	12,160	7,668	19,828	19,828		418	–	[3]
Other guarantees	4,806	1,798	6,604	6,531		62	4,102
Total guarantees	24,451	12,326	36,777	35,763		524	8,599
4Q18 (CHF million)
Credit guarantees and similar instruments	2,228	1,055	3,283	3,194		14	1,748
Performance guarantees and similar instruments	5,008	2,136	7,144	6,278		44	3,153
Derivatives [2]	17,594	6,029	23,623	23,623		919	–	[3]
Other guarantees	4,325	2,562	6,887	6,814		56	4,169
Total guarantees	29,155	11,782	40,937	39,909		1,033	9,070
1 Total net amount is computed as the gross amount less any participations.
2
Excludes derivative contracts with certain active commercial and investment banks and certain other counterparties, as such contracts can be cash settled and the Group had no basis to conclude it was probable that the counterparties held, at inception, the underlying instruments.

3 Collateral for derivatives accounted for as guarantees is not significant.
Deposit-taking banks and securities dealers in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. In Switzerland, deposit-taking banks and securities dealers jointly guarantee an amount of up to CHF  6 billion. Upon occurrence of a payout event triggered by a specified restriction of business imposed by FINMA or by the compulsory liquidation of another deposit-taking bank, the Group’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. Based on FINMA’s estimate for the Group’s banking subsidiaries in Switzerland, the Group’s share in the deposit insurance guarantee program for the period July 1, 2018 to June 30, 2019 was CHF  0.5 billion. These deposit insurance guarantees were reflected in other guarantees. For the period July 1, 2019 to June 30, 2020, the Group’s share in this deposit insurance guarantee program based on FINMA’s estimate will be CHF  0.5 billion.
Representations and warranties on residential mortgage loans sold
In connection with the Global Markets division’s sale of US residential mortgage loans, the Group has provided certain representations and warranties relating to the loans sold. The Group has provided these representations and warranties relating to sales of loans to institutional investors, primarily banks, and non-agency, or private label, securitizations. The loans sold are primarily loans that the Group has purchased from other parties. The scope of representations and warranties, if any, depends on the transaction, but can include: ownership of the mortgage loans and legal capacity to sell the loans; loan-to-value ratios and other characteristics of the property, the borrower and the loan; validity of the liens securing the loans and absence of delinquent taxes or related liens; conformity to underwriting standards and completeness of documentation; and origination in compliance with law. If it is determined that representations and warranties were breached, the Group may be required to repurchase the related loans or indemnify the investors to make them whole for losses. Whether the Group will incur a loss in connection with repurchases and make whole payments depends on: the extent to which claims are made; the validity of such claims made within the statute of limitations (including the likelihood and ability to enforce claims); whether the Group can successfully claim against parties that sold loans to the Group and made representations and warranties to the Group; the residential real estate market, including the number of defaults; and whether the obligations of the securitization vehicles were guaranteed or insured by third parties.
Repurchase claims on residential mortgage loans sold that are subject to arbitration or litigation proceedings, or become so during the reporting period, are not included in this Guarantees and commitments disclosure but are addressed in litigation and related loss contingencies and provisions. The Group is involved in litigation relating to representations and warranties on residential mortgages sold.
> Refer to “Note 33 – Litigation” for further information.
Disposal-related contingencies and other indemnifications
The Group has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees include disposal-related contingencies in connection with the sale of assets or businesses, and other indemnifications. These guarantees are not reflected in the “Guarantees” table.
> Refer to “Disposal-related contingencies and other indemnifications” in VI – Consolidated financial statements – Credit Suisse Group – Note 33 – Guarantees and commitments in the Credit Suisse Annual Report 2018 for a description of these guarantees.
Other commitments
Other commitments of the Group are classified as follows: irrevocable commitments under documentary credits, irrevocable loan commitments, forward reverse repurchase agreements and other commitments.
> Refer to “Other commitments” in VI – Consolidated financial statements – Credit Suisse Group – Note 33 – Guarantees and commitments in the Credit Suisse Annual Report 2018 for a description of these commitments.
Other commitments
end of	2Q19						4Q18
	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Collateral received	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Collateral received
Other commitments (CHF million)
Irrevocable commitments under documentary credits	4,015	167	4,182	4,097		2,926	5,056	182	5,238	5,077		3,651
Irrevocable loan commitments [2]	29,424	93,285	122,709	117,513		61,530	26,882	89,191	116,073	111,967		57,153
Forward reverse repurchase agreements	133	0	133	133		133	31	0	31	31		31
Other commitments	411	124	535	535		0	329	163	492	492		4
Total other commitments	33,983	93,576	127,559	122,278		64,589	32,298	89,536	121,834	117,567		60,839
1 Total net amount is computed as the gross amount less any participations.
2
Irrevocable loan commitments do not include a total gross amount of CHF 121,484 million and CHF 113,580 million of unused credit limits as of the end of 2Q19 and 4Q18 respectively, which were revocable at the Group's sole discretion upon notice to the client.

30 Transfers of financial assets and variable interest entities
In the normal course of business, the Group enters into transactions with, and makes use of, SPEs. An SPE is an entity in the form of a trust or other legal structure designed to fulfill a specific limited need of the company that organized it and is generally structured to isolate the SPE’s assets from creditors of other entities, including the Group. The principal uses of SPEs are to assist the Group and its clients in securitizing financial assets and creating investment products. The Group also uses SPEs for other client-driven activity, such as to facilitate financings, and for Group tax or regulatory purposes.
Transfers of financial assets
Securitizations
The majority of the Group’s securitization activities involve mortgages and mortgage-related securities and are predominantly transacted using SPEs. In a typical securitization, the SPE purchases assets financed by proceeds received from the SPE’s issuance of debt and equity instruments, certificates, commercial papers (CP) and other notes of indebtedness. These assets and liabilities are recorded on the balance sheet of the SPE and not reflected on the Group’s consolidated balance sheet, unless either the Group sold the assets to the entity and the accounting requirements for sale were not met or the Group consolidates the SPE.
The Group purchases commercial and residential mortgages for the purpose of securitization and sells these mortgage loans to SPEs. These SPEs issue commercial mortgage-backed securities (CMBS), residential mortgage-backed securities (RMBS) and asset-backed securities (ABS) that are collateralized by the assets transferred to the SPE and that pay a return based on the returns on those assets. Investors in these mortgage-backed securities or ABS typically have recourse to the assets in the SPEs. Third-party guarantees may further enhance the creditworthiness of the assets. The investors and the SPEs have no recourse to the Group’s assets. The Group is typically an underwriter of, and makes a market in, these securities.
The Group also transacts in re-securitizations of previously issued RMBS securities. Typically, certificates issued out of an existing securitization vehicle are sold into a newly created and separate securitization vehicle. Often, these re-securitizations are initiated in order to re-securitize an existing security to give the investor an investment with different risk ratings or characteristics.
The Group also uses SPEs for other asset-backed financings relating to client-driven activity and for Group tax or regulatory purposes. Types of structures included in this category include managed collateralized loan obligations (CLOs), CLOs, leveraged finance, repack and other types of transactions, including life insurance structures, emerging market structures set up for financing, loan participation or loan origination purposes, and other alternative structures created for the purpose of investing in venture capital-like investments. CLOs are collateralized by loans transferred to the CLO vehicle and pay a return based on the returns on the loans. Leveraged finance structures are used to assist in the syndication of certain loans held by the Group, while repack structures are designed to give a client collateralized exposure to specific cash flows or credit risk backed by collateral purchased from the Group. In these asset-backed financing structures, investors typically only have recourse to the collateral of the SPE and do not have recourse to the Group’s assets.
When the Group transfers assets into an SPE, it must assess whether that transfer is accounted for as a sale of the assets. Transfers of assets may not meet sale requirements if the assets have not been legally isolated from the Group and/or if the Group’s continuing involvement is deemed to give it effective control over the assets. If the transfer is not deemed a sale, it is instead accounted for as a secured borrowing, with the transferred assets as collateral.
Gains and losses on securitization transactions depend, in part, on the carrying values of mortgages and loans involved in the transfer and are allocated between the assets sold and any beneficial interests retained according to the relative fair values at the date of sale.
The Group does not retain material servicing responsibilities from securitization activities.
The following table provides the gains or losses and proceeds from the transfer of assets relating to 6M19 and 6M18 securitizations of financial assets that qualify for sale accounting and subsequent derecognition, along with the cash flows between the Group and the SPEs used in any securitizations in which the Group still has continuing involvement, regardless of when the securitization occurred.

Securitizations
in	6M19	6M18
Gains/(losses) and cash flows (CHF million)
CMBS
Net gain/(loss) [1]	(1)	7
Proceeds from transfer of assets	3,632	3,568
Cash received on interests that continue to be held	19	23
RMBS
Net gain/(loss) [1]	(4)	(4)
Proceeds from transfer of assets	8,045	16,765
Purchases of previously transferred financial assets or its underlying collateral	(1)	(1)
Servicing fees	1	1
Cash received on interests that continue to be held	116	406
Other asset-backed financings
Net gain [1]	48	58
Proceeds from transfer of assets	4,801	3,950
Purchases of previously transferred financial assets or its underlying collateral	(389)	(232)
Fees [2]	74	67
Cash received on interests that continue to be held	3	1
1
Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the SPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the securitization. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the securitization pricing date and the sale price of the loans.

2 Represents management fees and performance fees earned for investment management services provided to managed CLOs.
Continuing involvement in transferred financial assets
The Group may have continuing involvement in the financial assets that are transferred to an SPE which may take several forms, including, but not limited to, servicing, recourse and guarantee arrangements, agreements to purchase or redeem transferred assets, derivative instruments, pledges of collateral and beneficial interests in the transferred assets.
> Refer to “Transfer of financial assets” in VI – Consolidated financial statements – Credit Suisse Group – Note 34 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2018 for a detailed description of continuing involvement in transferred financial assets.
The following table provides the outstanding principal balance of assets to which the Group continued to be exposed after the transfer of the financial assets to any SPE and the total assets of the SPE as of the end of 2Q19 and 4Q18, regardless of when the transfer of assets occurred.
Principal amounts outstanding and total assets of SPEs resulting from continuing involvement
end of	2Q19	4Q18
CHF million
CMBS
Principal amount outstanding	21,607	25,330
Total assets of SPE	31,491	35,760
RMBS
Principal amount outstanding	48,923	40,253
Total assets of SPE	49,857	41,242
Other asset-backed financings
Principal amount outstanding	22,782	23,036
Total assets of SPE	47,272	47,542
Principal amount outstanding relates to assets transferred from the Group and does not include principal amounts for assets transferred from third parties.
Fair value of beneficial interests
The fair value measurement of the beneficial interests held at the time of transfer and as of the reporting date that result from any continuing involvement is determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The fair value of the assets or liabilities that result from any continuing involvement does not include any benefits from financial instruments that the Group may utilize to hedge the inherent risks.
Key economic assumptions at the time of transfer
> Refer to “Note 31 – Financial instruments” for further information on the fair value hierarchy.
Key economic assumptions used in measuring fair value of beneficial interests at time of transfer
	6M19							6M18
at time of transfer, in			CMBS				RMBS			CMBS				RMBS
CHF million, except where indicated
Fair value of beneficial interests			281				885			463				2,626
of which level 2			264				826			463				2,542
of which level 3			17				59			0				84
Weighted-average life, in years			4.1				4.7			5.7				7.6
Prepayment speed assumption (rate per annum), in % [1]			–	[2]	2.0	–	37.3			–	[2]	5.5	–	13.5
Cash flow discount rate (rate per annum), in % [3]	2.5	–	8.3		2.3	–	11.6	3.6	–	9.8		3.0	–	13.2
Expected credit losses (rate per annum), in % [4]	1.3	–	5.8		1.7	–	3.4	1.8	–	1.8		2.8	–	5.5
Transfers of assets in which the Group does not have beneficial interests are not included in this table.
1
Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 percentage points thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR.

2 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
3 The rate is based on the weighted-average yield on the beneficial interests.
4 The range of expected credit losses only reflects instruments with an expected credit loss greater than zero unless all of the instruments have an expected credit loss of zero.

Key economic assumptions as of the reporting date
The following table provides the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of the end of 2Q19 and 4Q18.
Key economic assumptions used in measuring fair value of beneficial interests held in SPEs
	2Q19											4Q18
end of			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]
CHF million, except where indicated
Fair value of beneficial interests			583				1,439			1,154				805				2,006			226
of which non-investment grade			176				209			20				112				307			26
Weighted-average life, in years			3.7				5.0			1.7				5.7				7.9			5.6
Prepayment speed assumption (rate per annum), in % [3]			–		3.0	–	37.3			–				–		2.0	–	20.0			–
Impact on fair value from 10% adverse change			–				(25.5)			–				–				(22.3)			–
Impact on fair value from 20% adverse change			–				(49.1)			–				–				(43.2)			–
Cash flow discount rate (rate per annum), in % [4]	2.4	–	23.6		2.0	–	30.5	0.8	–	21.2		3.4	–	14.3		3.0	–	21.3	1.0	–	21.2
Impact on fair value from 10% adverse change			(8.1)				(23.8)			(4.2)				(20.7)				(52.1)			(2.9)
Impact on fair value from 20% adverse change			(15.8)				(46.5)			(9.4)				(37.6)				(101.3)			(5.7)
Expected credit losses (rate per annum), in % [5]	0.5	–	5.8		1.0	–	28.7	0.9	–	21.2		0.8	–	4.7		0.6	–	18.8	1.0	–	21.2
Impact on fair value from 10% adverse change			(4.9)				(14.1)			(2.8)				(10.2)				(23.8)			(2.4)
Impact on fair value from 20% adverse change			(9.7)				(27.6)			(6.2)				(17.3)				(46.7)			(4.8)
1 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
2 CDOs and CLOs within this category are generally structured to be protected from prepayment risk.
3
PSA is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the CPR assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 percentage points thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR.

4 The rate is based on the weighted-average yield on the beneficial interests.
5 The range of expected credit losses only reflects instruments with an expected credit loss greater than zero unless all of the instruments have an expected credit loss of zero.
These sensitivities are hypothetical and do not reflect economic hedging activities. Changes in fair value based on a 10% or 20% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the beneficial interests is calculated without changing any other assumption. In practice, changes in one assumption may result in changes in other assumptions (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.
Transfers of financial assets where sale treatment was not achieved
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of the end of 2Q19 and 4Q18.
> Refer to “Note 32 – Assets pledged and collateral” for further information.
Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved
end of	2Q19	4Q18
CHF million
Other asset-backed financings
Trading assets	276	255
Liability to SPE, included in other liabilities	(276)	(255)
Securities sold under repurchase agreements and securities lending transactions accounted for as secured borrowings
For securities sold under repurchase agreements and securities lending transactions accounted for as secured borrowings, US GAAP requires the disclosure of the collateral pledged and the associated risks to which a transferor continues to be exposed after the transfer. This provides an understanding of the nature and risks of short-term collateralized financing obtained through these types of transactions.

Securities sold under repurchase agreements and securities lending transactions represent collateralized financing transactions used to earn net interest income, increase liquidity or facilitate trading activities. These transactions are collateralized principally by government debt securities, corporate debt securities, asset-backed securities, equity securities and other collateral and have terms ranging from on demand to a longer period of time.
In the event of the Group’s default or a decline in fair value of collateral pledged, the repurchase agreement provides the counterparty with the right to liquidate the collateral held or request additional collateral. Similarly, in the event of the Group’s default, the securities lending transaction provides the counterparty the right to liquidate the securities borrowed.
The following tables provide the gross obligation relating to securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral by the class of collateral pledged and by remaining contractual maturity as of the end of 2Q19 and 4Q18.
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by class of collateral pledged
end of	2Q19	4Q18
CHF billion
Government debt securities	16.1	31.1
Corporate debt securities	10.2	9.6
Asset-backed securities	1.9	1.8
Other	0.2	0.2
Securities sold under repurchase agreements	28.4	42.7
Government debt securities	0.5	1.4
Corporate debt securities	0.2	0.2
Equity securities	4.1	3.2
Other	0.1	0.2
Securities lending transactions	4.9	5.0
Government debt securities	2.8	3.6
Corporate debt securities	1.2	1.0
Asset-backed securities	0.1	0.1
Equity securities	41.3	37.0
Obligation to return securities received as collateral, at fair value	45.4	41.7
Total	78.7	89.4
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by remaining contractual maturity
			Remaining contractual maturities
end of	On demand	[1]	Up to 30 days	[2]	31–90 days	More than 90 days	Total
2Q19 (CHF billion)
Securities sold under repurchase agreements	7.2		14.1		4.5	2.6	28.4
Securities lending transactions	4.8		0.1		0.0	0.0	4.9
Obligation to return securities received as collateral, at fair value	45.4		0.0		0.0	0.0	45.4
Total	57.4		14.2		4.5	2.6	78.7
4Q18 (CHF billion)
Securities sold under repurchase agreements	7.4		26.3		6.7	2.3	42.7
Securities lending transactions	4.1		0.9		0.0	0.0	5.0
Obligation to return securities received as collateral, at fair value	41.4		0.1		0.2	0.0	41.7
Total	52.9		27.3		6.9	2.3	89.4
1 Includes contracts with no contractual maturity that may contain termination arrangements subject to a notice period.
2 Includes overnight transactions.
> Refer to “Note 24 – Offsetting of financial assets and financial liabilities” for further information on the gross amount of securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral and the net amounts disclosed in the consolidated balance sheets.

Variable interest entities
As a normal part of its business, the Group engages in various transactions that include entities that are considered variable interest entities (VIEs) and are grouped into three primary categories: collateralized debt obligations (CDOs)/CLOs, CP conduits and financial intermediation.
> Refer to “Variable interest entities” in VI – Consolidated financial statements – Credit Suisse Group – Note 34 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2018 for a detailed description of VIEs, CDO/CLOs, CP conduit or financial intermediation.
Collateralized debt and loan obligations
The Group engages in CDO/CLO transactions to meet client and investor needs, earn fees and sell financial assets and, in the case of CLOs, loans. The Group may act as underwriter, placement agent or asset manager and may warehouse assets prior to the closing of a transaction.
Commercial paper conduit
The Group acts as the administrator and provider of liquidity and credit enhancement facilities for Alpine Securitization Ltd (Alpine), a multi-seller asset-backed CP conduit used for client and Group financing purposes. Alpine discloses to CP investors certain portfolio and asset data and submits its portfolio to rating agencies for public ratings. This CP conduit purchases assets such as loans and receivables or enters into reverse repurchase agreements and finances such activities through the issuance of CP backed by these assets. The CP conduit can enter into liquidity facilities with third-party entities pursuant to which it may be required to purchase assets from these entities to provide them with liquidity and credit support. The financing transactions are structured to provide credit support to the CP conduit in the form of over-collateralization and other asset-specific enhancements. Alpine is a separate legal entity that is wholly owned by the Group. However, its assets are available to satisfy only the claims of its creditors. In addition, the Group, as administrator and liquidity facility provider, has significant exposure to and power over the activities of Alpine. Alpine is considered a VIE for accounting purposes and the Group is deemed the primary beneficiary and consolidates this entity.
The overall average maturity of Alpine’s outstanding CP was approximately 114 days as of the end of 2Q19. Alpine was rated A-1(sf) by Standard & Poor’s and P-1(sf) by Moody’s and had exposures mainly in reverse repurchase agreements with a Group entity, consumer loans, car loans and leases, small business loans and commercial leases.
The Group’s commitment to this CP conduit consists of obligations under liquidity agreements. The liquidity agreements are asset-specific arrangements, which require the Group to provide short-term financing to the CP conduit or to purchase assets from the CP conduit in certain circumstances, including a lack of liquidity in the CP market such that the CP conduit cannot refinance its obligations or, in some cases, a default of an underlying asset. The asset-specific credit enhancements provided by the client seller of the assets remain unchanged as a result of such a purchase. In entering into such agreements, the Group reviews the credit risk associated with these transactions on the same basis that would apply to other extensions of credit.
The Group’s economic risks associated with the CP conduit are included in the Group’s risk management framework including counterparty, economic risk capital and scenario analysis.
Financial intermediation
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients.
Financial intermediation consists of securitizations, funds, loans and other vehicles.

Consolidated VIEs
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. The Group consolidates all VIEs related to financial intermediation for which it was the primary beneficiary.
The consolidated VIEs table provides the carrying amounts and classifications of the assets and liabilities of consolidated VIEs as of the end of 2Q19 and 4Q18.
Consolidated VIEs in which the Group was the primary beneficiary
			Financial intermediation
end of	CDO/ CLO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total
2Q19 (CHF million)
Cash and due from banks	10	0	184	30	41	9	274
Trading assets	76	0	1,682	315	922	15	3,010
Other investments	0	0	0	309	1,085	277	1,671
Net loans	0	0	53	1	26	243	323
Other assets	0	21	859	10	82	979	1,951
of which loans held-for-sale	0	0	235	0	0	0	235
of which premises and equipment	0	0	0	0	37	0	37
Total assets of consolidated VIEs	86	21	2,778	665	2,156	1,523	7,229
Trading liabilities	0	0	0	0	6	0	6
Short-term borrowings	0	4,828	0	0	0	0	4,828
Long-term debt	12	0	1,844	171	10	34	2,071
Other liabilities	0	54	2	2	94	162	314
Total liabilities of consolidated VIEs	12	4,882	1,846	173	110	196	7,219
4Q18 (CHF million)
Cash and due from banks	15	1	68	17	52	20	173
Trading assets	72	0	1,602	418	944	12	3,048
Other investments	0	0	0	153	1,073	279	1,505
Net loans	0	0	119	0	23	245	387
Other assets	57	16	863	4	72	1,037	2,049
of which loans held-for-sale	57	0	107	0	3	0	167
of which premises and equipment	0	0	0	0	39	0	39
Total assets of consolidated VIEs	144	17	2,652	592	2,164	1,593	7,162
Trading liabilities	0	0	0	0	3	0	3
Short-term borrowings	0	5,465	0	0	0	0	5,465
Long-term debt	48	0	1,487	174	26	29	1,764
Other liabilities	0	43	1	8	98	127	277
Total liabilities of consolidated VIEs	48	5,508	1,488	182	127	156	7,509

Non-consolidated VIEs
The non-consolidated VIEs table provides the carrying amounts and classification of the assets of variable interests recorded in the Group’s consolidated balance sheets, maximum exposure to loss and total assets of the non-consolidated VIEs.
Certain VIEs have not been included in the following table, including VIEs structured by third parties in which the Group’s interest is in the form of securities held in the Group’s inventory, certain repurchase financings to funds and single-asset financing vehicles not sponsored by the Group to which the Group provides financing but has very little risk of loss due to over-collateralization and/or guarantees, failed sales where the Group does not have any other holdings and other entities out of scope.
> Refer to “Variable interest entities” in VI – Consolidated financial statements – Credit Suisse Group – Note 34 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2018 for further information on non-consolidated VIEs.
Non-consolidated VIEs
		Financial intermediation
end of	CDO/ CLO	Securi- tizations	Funds	Loans	Other	Total
2Q19 (CHF million)
Trading assets	206	4,970	835	148	2,150	8,309
Net loans	655	1,373	2,205	7,637	326	12,196
Other assets	0	74	455	1	454	984
Total variable interest assets	861	6,417	3,495	7,786	2,930	21,489
Maximum exposure to loss	861	7,801	3,495	11,169	3,541	26,867
Total assets of non-consolidated VIEs	6,318	103,256	102,841	23,202	28,526	264,143
4Q18 (CHF million)
Trading assets	209	4,527	927	183	3,703	9,549
Net loans	154	1,475	1,591	5,246	430	8,896
Other assets	3	19	120	0	444	586
Total variable interest assets	366	6,021	2,638	5,429	4,577	19,031
Maximum exposure to loss	366	7,637	2,653	8,680	5,150	24,486
Total assets of non-consolidated VIEs	7,033	96,483	68,258	20,804	31,336	223,914

31 Financial instruments
The disclosure of the Group’s financial instruments below includes the following sections:
■ Concentration of credit risk;
■ Fair value measurement (including fair value hierarchy, transfers between levels; level 3 reconciliation; qualitative and quantitative disclosures of valuation techniques and nonrecurring fair value changes);
■ Fair value option; and
■ Disclosures about fair value of financial instruments not carried at fair value.
Concentrations of credit risk
Credit risk concentrations arise when a number of counterparties are engaged in similar business activities, are located in the same geographic region or when there are similar economic features that would cause their ability to meet contractual obligations to be similarly impacted by changes in economic conditions.
> Refer to “Note 35 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2018 for further information on the Group’s concentrations of credit risk.
Fair value measurement
A significant portion of the Group’s financial instruments is carried at fair value. Deterioration of financial markets could significantly impact the fair value of these financial instruments and the results of operations.
> Refer to “Note 35 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2018 for further information on fair value measurement of financial instruments and the definition of the levels of the fair value hierarchy.
Qualitative disclosures of valuation techniques
Information on the valuation techniques and significant unobservable inputs of the various financial instruments and the sensitivity of fair value measurements to changes in significant unobservable inputs, should be read in conjunction with the tables “Quantitative information about level 3 assets at fair value” and “Quantitative information about level 3 liabilities at fair value”.
> Refer to “Note 35 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2018 for further information on the Group’s valuation techniques.

Assets and liabilities measured at fair value on a recurring basis
end of 2Q19	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	172	0	–		–		172
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	82,286	0	–		–		82,286
Securities received as collateral	42,346	3,028	4	–		–		45,378
Trading assets	82,028	170,625	7,652	(115,691)		999		145,613
of which debt securities	22,075	40,669	1,711	–		13		64,468
of which foreign governments	21,404	4,879	206	–		–		26,489
of which corporates	590	12,010	901	–		13		13,514
of which RMBS	0	19,538	345	–		–		19,883
of which equity securities	51,596	3,580	155	–		986		56,317
of which derivatives	6,632	125,586	3,034	(115,691)		–		19,561
of which interest rate products	2,104	77,210	512	–		–		–
of which foreign exchange products	144	22,906	225	–		–		–
of which equity/index-related products	4,381	18,520	752	–		–		–
of which credit derivatives	0	6,432	653	–		–		–
of which other derivatives	0	115	892	–		–		–
of which other trading assets	1,725	790	2,752	–		–		5,267
Investment securities	2	1,396	0	–		–		1,398
Other investments	16	11	1,369	–		1,178		2,574
of which life finance instruments	0	1	1,085	–		–		1,086
Loans	0	8,674	4,163	–		–		12,837
of which commercial and industrial loans	0	3,561	1,618	–		–		5,179
of which financial institutions	0	2,705	1,227	–		–		3,932
of which government and public institutions	0	2,175	605	–		–		2,780
of which real estate	0	233	687	–		–		920
Other intangible assets (mortgage servicing rights)	0	0	162	–		–		162
Other assets	102	6,650	1,718	(275)		–		8,195
of which loans held-for-sale	0	4,880	1,449	–		–		6,329
Total assets at fair value	124,494	272,842	15,068	(115,966)		2,177		298,615
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2Q19	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	281	0	–		–		281
Customer deposits	0	2,482	495	–		–		2,977
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	9,195	0	–		–		9,195
Obligation to return securities received as collateral	42,346	3,028	4	–		–		45,378
Trading liabilities	30,153	129,008	3,419	(119,226)		2		43,356
of which debt securities	6,034	5,533	6	–		–		11,573
of which foreign governments	5,957	381	0	–		–		6,338
of which equity securities	16,783	110	53	–		2		16,948
of which derivatives	7,336	123,365	3,360	(119,226)		–		14,835
of which interest rate products	2,195	71,223	216	–		–		–
of which foreign exchange products	101	27,648	133	–		–		–
of which equity/index-related products	5,035	16,698	1,449	–		–		–
of which credit derivatives	0	7,362	1,097	–		–		–
Short-term borrowings	0	9,240	997	–		–		10,237
Long-term debt	0	57,959	13,689	–		–		71,648
of which structured notes over one year and up to two years	0	8,046	880	–		–		8,926
of which structured notes over two years	0	29,535	12,511	–		–		42,046
of which high-trigger instruments	0	5,735	4	–		–		5,739
Other liabilities	0	6,575	1,247	(209)		–		7,613
Total liabilities at fair value	72,499	217,768	19,851	(119,435)		2		190,685
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 4Q18	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	115	0	–		–		115
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	81,818	0	–		–		81,818
Securities received as collateral	37,962	3,704	30	–		–		41,696
Trading assets	76,124	157,332	8,980	(109,927)		1,126		133,635
of which debt securities	23,726	37,587	2,242	–		12		63,567
of which foreign governments	23,547	4,542	232	–		–		28,321
of which corporates	66	7,984	1,260	–		12		9,322
of which RMBS	0	20,919	432	–		–		21,351
of which equity securities	42,758	2,459	132	–		1,114		46,463
of which derivatives	7,999	116,942	3,298	(109,927)		–		18,312
of which interest rate products	3,557	65,823	507	–		–		–
of which foreign exchange products	25	27,526	258	–		–		–
of which equity/index-related products	4,415	17,967	1,054	–		–		–
of which credit derivatives	0	4,739	673	–		–		–
of which other derivatives	1	633	806	–		–		–
of which other trading assets	1,641	344	3,308	–		–		5,293
Investment securities	2	1,477	0	–		–		1,479
Other investments	14	7	1,309	–		1,104		2,434
of which life finance instruments	0	0	1,067	–		–		1,067
Loans	0	10,549	4,324	–		–		14,873
of which commercial and industrial loans	0	3,976	1,949	–		–		5,925
of which financial institutions	0	4,164	1,391	–		–		5,555
of which real estate	0	146	515	–		–		661
Other intangible assets (mortgage servicing rights)	0	0	163	–		–		163
Other assets	117	5,807	1,543	(204)		–		7,263
of which loans held-for-sale	0	4,238	1,235	–		–		5,473
Total assets at fair value	114,219	260,809	16,349	(110,131)		2,230		283,476
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 4Q18	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	406	0	–		–		406
Customer deposits	0	2,839	453	–		–		3,292
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	14,828	0	–		–		14,828
Obligation to return securities received as collateral	37,962	3,704	30	–		–		41,696
Trading liabilities	31,940	123,615	3,589	(116,985)		10		42,169
of which debt securities	4,460	3,511	25	–		–		7,996
of which foreign governments	4,328	255	0	–		–		4,583
of which equity securities	18,785	118	37	–		10		18,950
of which derivatives	8,695	119,986	3,527	(116,985)		–		15,223
of which interest rate products	3,699	62,649	189	–		–		–
of which foreign exchange products	32	31,983	160	–		–		–
of which equity/index-related products	4,961	19,590	1,500	–		–		–
of which credit derivatives	0	5,485	1,140	–		–		–
Short-term borrowings	0	7,284	784	–		–		8,068
Long-term debt	0	51,270	12,665	–		–		63,935
of which structured notes over one year and up to two years	0	7,242	528	–		–		7,770
of which structured notes over two years	0	28,215	11,800	–		–		40,015
Other liabilities	0	7,881	1,341	(221)		–		9,001
Total liabilities at fair value	69,902	211,827	18,862	(117,206)		10		183,395
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis for level 3
								Trading revenues		Other revenues		Accumulated other comprehensive income
6M19	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	On all other	On transfers in / out	On all other	On transfers in / out	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Securities received as collateral	30	0	0	0	(26)	0	0	0	0	0	0	0	0	0	4
Trading assets	8,980	705	(1,697)	8,831	(9,435)	556	(838)	(75)	721	0	0	0	0	(96)	7,652
of which debt securities	2,242	484	(874)	1,597	(1,777)	0	0	16	50	0	0	0	0	(27)	1,711
of which foreign governments	232	0	(43)	68	(56)	0	0	3	3	0	0	0	0	(1)	206
of which corporates	1,260	384	(568)	1,055	(1,234)	0	0	16	6	0	0	0	0	(18)	901
of which RMBS	432	52	(216)	421	(379)	0	0	(1)	41	0	0	0	0	(5)	345
of which equity securities	132	39	(37)	57	(38)	0	0	0	4	0	0	0	0	(2)	155
of which derivatives	3,298	140	(417)	0	0	556	(818)	(88)	405	0	0	0	0	(42)	3,034
of which interest rate products	507	23	(9)	0	0	52	(42)	2	(6)	0	0	0	0	(15)	512
of which foreign exchange derivatives	258	11	(10)	0	0	8	(9)	0	(30)	0	0	0	0	(3)	225
of which equity/index-related products	1,054	48	(333)	0	0	199	(259)	(84)	133	0	0	0	0	(6)	752
of which credit derivatives	673	58	(65)	0	0	150	(360)	(7)	211	0	0	0	0	(7)	653
of which other derivatives	806	0	0	0	0	147	(148)	1	97	0	0	0	0	(11)	892
of which other trading assets	3,308	42	(369)	7,177	(7,620)	0	(20)	(3)	262	0	0	0	0	(25)	2,752
Other investments	1,309	48	(5)	33	(110)	0	0	0	100	0	6	0	0	(12)	1,369
of which life finance instruments	1,067	0	0	20	(88)	0	0	0	96	0	0	0	0	(10)	1,085
Loans	4,324	296	(320)	19	(190)	769	(726)	8	20	0	0	0	0	(37)	4,163
of which commercial and industrial loans	1,949	81	(184)	19	(118)	76	(198)	5	1	0	0	0	0	(13)	1,618
of which financial institutions	1,391	215	0	0	(71)	185	(503)	(1)	15	0	0	0	0	(4)	1,227
of which government and public institutions	446	0	(58)	0	(1)	248	(14)	3	(9)	0	0	0	0	(10)	605
of which real estate	515	0	(78)	0	0	260	(11)	1	10	0	0	0	0	(10)	687
Other intangible assets (mortgage servicing rights)	163	0	0	9	0	0	0	0	0	0	(7)	0	0	(3)	162
Other assets	1,543	102	(178)	938	(808)	290	(178)	0	24	0	0	0	0	(15)	1,718
of which loans held-for-sale	1,235	96	(125)	903	(805)	290	(178)	1	45	0	0	0	0	(13)	1,449
Total assets at fair value	16,349	1,151	(2,200)	9,830	(10,569)	1,615	(1,742)	(67)	865	0	(1)	0	0	(163)	15,068
Liabilities (CHF million)
Customer deposits	453	0	0	0	0	0	0	0	31	0	0	0	32	(21)	495
Obligation to return securities received as collateral	30	0	0	0	(26)	0	0	0	0	0	0	0	0	0	4
Trading liabilities	3,589	195	(405)	388	(402)	1,091	(1,483)	81	400	0	0	0	0	(35)	3,419
of which debt securities	25	9	(8)	12	(32)	0	0	0	0	0	0	0	0	0	6
of which equity securities	37	9	0	376	(368)	0	0	0	(1)	0	0	0	0	0	53
of which derivatives	3,527	177	(397)	0	(2)	1,091	(1,483)	81	401	0	0	0	0	(35)	3,360
of which interest rate derivatives	189	5	(2)	0	0	21	(17)	0	23	0	0	0	0	(3)	216
of which foreign exchange derivatives	160	14	(10)	0	0	2	(24)	(1)	(9)	0	0	0	0	1	133
of which equity/index-related derivatives	1,500	77	(303)	0	0	380	(504)	78	239	0	0	0	0	(18)	1,449
of which credit derivatives	1,140	81	(81)	0	0	551	(782)	4	195	0	0	0	0	(11)	1,097
Short-term borrowings	784	122	(178)	0	0	789	(686)	6	175	0	0	0	0	(15)	997
Long-term debt	12,665	2,095	(2,607)	0	0	2,715	(2,334)	101	1,224	0	0	4	(7)	(167)	13,689
of which structured notes over one year and up to two years	528	315	(228)	0	0	544	(345)	11	58	0	0	0	9	(12)	880
of which structured notes over two years	11,800	1,765	(2,123)	0	0	1,959	(1,954)	77	1,148	0	0	4	(15)	(150)	12,511
of which high-trigger instruments	6	0	0	0	0	(2)	0	0	0	0	0	0	0	0	4
Other liabilities	1,341	37	(77)	35	(57)	75	(285)	(6)	32	0	163	0	0	(11)	1,247
Total liabilities at fair value	18,862	2,449	(3,267)	423	(485)	4,670	(4,788)	182	1,862	0	163	4	25	(249)	19,851
Net assets/(liabilities) at fair value	(2,513)	(1,298)	1,067	9,407	(10,084)	(3,055)	3,046	(249)	(997)	0	(164)	(4)	(25)	86	(4,783)
1 For all transfers to level 3 or out of level 3, the Group determines and discloses as level 3 events only gains or losses through the last day of the reporting period.
144 / 145

Assets and liabilities measured at fair value on a recurring basis for level 3
								Trading revenues		Other revenues		Accumulated other comprehensive income
6M18	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	On all other	On transfers in / out	On all other	On transfers in / out	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Securities received as collateral	46	0	(15)	58	(80)	0	0	0	0	0	0	0	0	0	9
Trading assets [1]	8,796	743	(695)	24,222	(25,127)	786	(826)	(37)	(137)	0	(4)	0	0	27	7,748
of which debt securities	2,334	514	(429)	1,656	(1,568)	0	(157)	(10)	(22)	0	(4)	0	0	0	2,314
of which corporates	1,412	305	(279)	1,181	(1,289)	0	0	(9)	(97)	0	(4)	0	0	13	1,233
of which RMBS	360	161	(124)	442	(174)	0	(157)	(1)	79	0	0	0	0	11	597
of which CMBS	18	20	(1)	3	(13)	0	0	0	(5)	0	0	0	0	0	22
of which CDO	126	14	(13)	16	(36)	0	0	0	(1)	0	0	0	0	2	108
of which equity securities	163	40	(22)	39	(81)	0	0	(3)	45	0	(1)	0	0	2	182
of which derivatives	3,289	167	(182)	0	0	786	(651)	(26)	(267)	0	0	0	0	0	3,116
of which interest rate products	801	11	(22)	0	0	61	(45)	0	(92)	0	0	0	0	(7)	707
of which equity/index-related products	833	108	(115)	0	0	242	(234)	(17)	(56)	0	0	0	0	(14)	747
of which credit derivatives	634	45	(44)	0	0	310	(130)	(6)	(77)	0	0	0	0	13	745
of which other trading assets	3,010	22	(62)	22,527	(23,478)	0	(18)	2	107	0	1	0	0	25	2,136
Other investments	1,601	0	(110)	136	(236)	0	0	0	(53)	0	2	0	0	8	1,348
of which other equity investments	300	0	(110)	49	(84)	0	0	0	(1)	0	2	0	0	(9)	147
of which life finance instruments	1,301	0	0	87	(152)	0	0	0	(52)	0	0	0	0	17	1,201
Loans	4,530	493	(30)	32	(187)	824	(1,403)	0	(103)	0	0	0	0	28	4,184
of which commercial and industrial loans	2,207	57	(25)	0	(30)	366	(707)	0	(22)	0	0	0	0	13	1,859
of which financial institutions	1,480	321	(5)	31	(36)	286	(634)	0	(25)	0	0	0	0	8	1,426
Other intangible assets (mortgage servicing rights)	158	0	0	0	0	0	0	0	0	0	(10)	0	0	3	151
Other assets	1,511	201	(56)	681	(716)	142	(130)	0	(19)	0	0	0	0	(54)	1,560
of which loans held-for-sale	1,350	174	(49)	633	(673)	142	(130)	0	(35)	0	0	0	0	(57)	1,355
Total assets at fair value	16,642	1,437	(906)	25,129	(26,346)	1,752	(2,359)	(37)	(312)	0	(12)	0	0	12	15,000
Liabilities (CHF million)
Customer deposits	455	0	0	0	0	0	0	0	41	0	0	0	(21)	(9)	466
Obligation to return securities received as collateral	46	0	(15)	58	(80)	0	0	0	0	0	0	0	0	0	9
Trading liabilities	3,226	226	(288)	69	(35)	926	(787)	(1)	(322)	0	(2)	0	0	31	3,043
of which derivatives	3,169	187	(282)	1	(3)	926	(787)	2	(295)	0	0	0	0	30	2,948
of which interest rate derivatives	317	13	(5)	0	0	120	(87)	5	(135)	0	0	0	0	2	230
of which foreign exchange derivatives	100	19	(1)	0	0	44	(4)	0	(1)	0	0	0	0	2	159
of which equity/index-related derivatives	1,301	84	(170)	0	0	328	(339)	(7)	(76)	0	0	0	0	8	1,129
of which credit derivatives	898	72	(106)	0	0	309	(222)	4	(70)	0	0	0	0	15	900
Short-term borrowings	845	133	(55)	0	0	1,474	(739)	(1)	(55)	0	(5)	0	36	32	1,665
Long-term debt	12,501	2,035	(1,794)	0	0	2,538	(2,014)	3	(382)	0	0	(2)	(128)	206	12,963
of which structured notes over two years	12,259	1,721	(1,728)	0	0	1,927	(1,721)	4	(370)	0	0	(2)	(129)	194	12,155
Other liabilities	1,478	19	(29)	7	(115)	0	(356)	(6)	(23)	0	111	0	0	10	1,096
of which failed sales	223	12	(26)	2	(107)	0	0	0	(6)	0	0	0	0	1	99
Total liabilities at fair value	18,551	2,413	(2,181)	134	(230)	4,938	(3,896)	(5)	(741)	0	104	(2)	(113)	270	19,242
Net assets/(liabilities) at fair value	(1,909)	(976)	1,275	24,995	(26,116)	(3,186)	1,537	(32)	429	0	(116)	2	113	(258)	(4,242)
1
Residential and commercial mortgage-backed securities that were previously reported in investment securities have been reclassified to trading assets as these securities are carried at fair value under the fair value option.

146 / 147

Gains and losses on assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3)
	6M19				6M18
in	Trading revenues	Other revenues	Total revenues		Trading revenues	Other revenues	Total revenues
Gains and losses on assets and liabilities (CHF million)
Net realized/unrealized gains/(losses) included in net revenues	(1,246)	(164)	(1,410)	[1]	397	(116)	281	[1]
Whereof:
Unrealized gains/(losses) relating to assets and liabilities still held as of the reporting date [2]	(1,075)	109	(966)		27	3	30
1 Excludes net realized/unrealized gains/(losses) attributable to foreign currency translation impact.
2 Prior period has been corrected.
Both observable and unobservable inputs may be used to determine the fair value of positions that have been classified within level 3. As a result, the unrealized gains and losses for assets and liabilities within level 3 presented in the table above may include changes in fair value that were attributable to both observable and unobservable inputs.
The Group employs various economic hedging techniques in order to manage risks, including risks in level 3 positions. Such techniques may include the purchase or sale of financial instruments that are classified in levels 1 and/or 2. The realized and unrealized gains and losses for assets and liabilities in level 3 presented in the table above do not reflect the related realized or unrealized gains and losses arising on economic hedging instruments classified in levels 1 and/or 2.
Transfers in and out of level 3
Transfers into level 3 assets during 6M19 were CHF  1,151 million, primarily from trading assets and loans. These transfers were primarily in the financing, equity derivatives and credit businesses due to limited observability of pricing data. Transfers out of level 3 assets during 6M19 were CHF  2,200 million, primarily in trading assets and loans. These transfers were primarily in the fixed income, equity derivatives and financing businesses due to increased observability of pricing data and increased availability of pricing information from external providers.
Transfers into level 3 assets during 2Q19 were CHF  450 million, primarily from trading assets. These transfers were primarily in the financing, equity derivatives and credit businesses due to limited observability of pricing data. Transfers out of level 3 assets during 2Q19 were CHF  1,111 million, primarily in trading assets and loans. These transfers were primarily in the fixed income, financing and equity derivatives businesses due to increased observability of pricing data and increased availability of pricing information from external providers.
Uncertainty of fair value measurements at the reporting date from the use of significant unobservable inputs
For level 3 assets with significant unobservable inputs of buyback probability, contingent probability, correlation, funding spread, mortality rate, price, recovery rate, volatility or volatility skew, in general, an increase in the significant unobservable input would increase the fair value. For level 3 assets with significant unobservable inputs of credit spread, default rate, discount rate, gap risk, market implied life expectancy (for life settlement and premium finance instruments) or prepayment rate, in general, an increase in the significant unobservable input would decrease the fair value.
For level 3 liabilities, in general, an increase in the related significant unobservable inputs would have an inverse impact on fair value. An increase in the significant unobservable inputs contingent probability, credit spread, gap risk or market implied life expectancy would increase the fair value. An increase in the significant unobservable inputs buyback probability, correlation, discount rate, fund gap risk, fund NAV, funding spread, mean reversion, mortality rate, prepayment rate, price or volatility would decrease the fair value.
Interrelationships between significant unobservable inputs
Except as noted above, there are no material interrelationships between the significant unobservable inputs for the financial instruments. As the significant unobservable inputs move independently, generally an increase or decrease in one significant unobservable input will have no impact on the other significant unobservable inputs.
Quantitative disclosures of valuation techniques
The following tables provide the representative range of minimum and maximum values and the associated weighted averages of each significant unobservable input for level 3 assets and liabilities by the related valuation technique most significant to the related financial instrument.

Quantitative information about level 3 assets at fair value
end of 2Q19	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Securities received as collateral	4	–	–		–	–	–
Trading assets	7,652
of which debt securities	1,711
of which foreign governments	206	Discounted cash flow	Credit spread, in bp		140	140	140
of which corporates	901
of which	365	Market comparable	Price, in %		0	126	91
of which	893	Option model	Correlation, in %		(80)	99	63
			Volatility, in %		0	126	26
of which RMBS	345	Discounted cash flow	Default rate, in %		0	10	3
			Discount rate, in %		2	34	8
			Loss severity, in %		0	100	64
			Prepayment rate, in %		2	20	8
of which equity securities	155
of which	7	Market comparable	Price, in %		10	12	11
of which	113	Vendor price	Price, in actuals		0	498	8
of which derivatives	3,034
of which interest rate products	512	Option model	Correlation, in %		(3)	100	65
			Prepayment rate, in %		1	17	8
			Volatility skew, in %		(4)	1	(2)
of which foreign exchange products	225
of which	21	Discounted cash flow	Contingent probability, in %		95	95	95
of which	162	Option model	Correlation, in %		5	38	26
			Prepayment rate, in %		22	26	24
			Volatility, in %		78	90	85
of which equity/index-related products	752	Option model	Buyback probability, in %		50	100	73
			Correlation, in %		(80)	99	66
			Gap risk, in %	[2]	0	4	1
			Volatility, in %		1	126	32
of which credit derivatives	653	Discounted cash flow	Correlation, in %		97	97	97
			Credit spread, in bp		1	1,121	165
			Default rate, in %		2	20	4
			Discount rate, in %		2	23	12
			Funding spread, in %		0	1	0
			Loss severity, in %		7	85	59
			Prepayment rate, in %		0	8	5
			Recovery rate, in %		0	45	23
of which	66	Market comparable	Price, in %		84	108	97
of which other derivatives	892	Discounted cash flow	Market implied life expectancy, in years		2	16	5
			Mortality rate, in %		87	106	101
of which other trading assets	2,752
of which	912	Discounted cash flow	Market implied life expectancy, in years		2	15	7
of which	1,585	Market comparable	Price, in %		0	120	25
of which	255	Option model	Mortality rate, in %		0	70	6
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Risk of unexpected large declines in the underlying values occurring between collateral settlement dates.

Quantitative information about level 3 assets at fair value (continued)
end of 2Q19	Fair value	Valuation technique	Unobservable input	Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Other investments	1,369
of which life finance instruments	1,085	Discounted cash flow	Market implied life expectancy, in years	2	17	6
Loans	4,163
of which commercial and industrial loans	1,618
of which	1,313	Discounted cash flow	Credit spread, in bp	165	1,699	547
			Recovery rate, in %	25	25	25
of which	280	Market comparable	Price, in %	0	94	52
of which financial institutions	1,227
of which	1,057	Discounted cash flow	Credit spread, in bp	51	778	348
of which	100	Market comparable	Price, in %	49	100	95
of which government and public institutions	605
of which	437	Discounted cash flow	Credit spread, in bp	515	595	562
			Recovery rate, in %	25	40	30
of which	167	Market comparable	Price, in %	62	62	62
of which real estate	687	Discounted cash flow	Credit spread, in bp	223	1,062	669
			Recovery rate, in %	25	40	40
Other intangible assets (mortgage servicing rights)	162	–	–	–	–	–
Other assets	1,718
of which loans held-for-sale	1,449
of which	545	Discounted cash flow	Credit spread, in bp	112	3,020	387
			Recovery rate, in %	25	87	37
of which	854	Market comparable	Price, in %	0	175	82
Total level 3 assets at fair value	15,068
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

Quantitative information about level 3 assets at fair value (continued)
end of 4Q18	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Securities received as collateral	30	–	–		–	–	–
Trading assets	8,980
of which debt securities	2,242
of which foreign governments	232	Discounted cash flow	Credit spread, in bp		140	140	140
of which corporates	1,260
of which	441	Market comparable	Price, in %		0	118	94
of which	621	Option model	Correlation, in %		(60)	98	68
			Volatility, in %		0	178	30
of which RMBS	432	Discounted cash flow	Default rate, in %		0	11	3
			Discount rate, in %		1	26	7
			Loss severity, in %		0	100	63
			Prepayment rate, in %		1	22	8
of which equity securities	132
of which	76	Market comparable	EBITDA multiple		2	9	6
			Price, in %		100	100	100
of which	49	Vendor price	Price, in actuals		0	355	1
of which derivatives	3,298
of which interest rate products	507	Option model	Correlation, in %		0	100	69
			Prepayment rate, in %		1	26	9
			Volatility skew, in %		(4)	0	(2)
of which foreign exchange products	258
of which	28	Discounted cash flow	Contingent probability, in %		95	95	95
of which	218	Option model	Correlation, in %		(23)	70	24
			Prepayment rate, in %		21	26	23
			Volatility, in %		80	90	85
of which equity/index-related products	1,054	Option model	Buyback probability, in %		50	100	74
			Correlation, in %		(40)	98	80
			Gap risk, in %	[2]	0	4	1
			Volatility, in %		2	178	34
of which credit derivatives	673	Discounted cash flow	Correlation, in %		97	97	97
			Credit spread, in bp		3	2,147	269
			Default rate, in %		1	20	4
			Discount rate, in %		3	28	15
			Loss severity, in %		16	85	56
			Prepayment rate, in %		0	12	6
			Recovery rate, in %		0	68	8
of which other derivatives	806	Discounted cash flow	Market implied life expectancy, in years		2	16	5
			Mortality rate, in %		87	106	101
of which other trading assets	3,308
of which	870	Discounted cash flow	Market implied life expectancy, in years		3	17	7
of which	2,119	Market comparable	Price, in %		0	110	30
of which	249	Option model	Mortality rate, in %		0	70	6
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Risk of unexpected large declines in the underlying values occurring between collateral settlement dates.

Quantitative information about level 3 assets at fair value (continued)
end of 4Q18	Fair value	Valuation technique	Unobservable input	Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Other investments	1,309
of which life finance instruments	1,067	Discounted cash flow	Market implied life expectancy, in years	2	17	6
Loans	4,324
of which commercial and industrial loans	1,949
of which	1,531	Discounted cash flow	Credit spread, in bp	159	1,184	582
of which	306	Market comparable	Price, in %	0	99	65
of which financial institutions	1,391
of which	1,157	Discounted cash flow	Credit spread, in bp	88	1,071	596
of which	73	Market comparable	Price, in %	1	100	74
of which real estate	515	Discounted cash flow	Credit spread, in bp	200	1,522	612
			Recovery rate, in %	25	40	39
Other intangible assets (mortgage servicing rights)	163	–	–	–	–	–
Other assets	1,543
of which loans held-for-sale	1,235
of which	422	Discounted cash flow	Credit spread, in bp	105	2,730	394
			Recovery rate, in %	25	87	56
of which	739	Market comparable	Price, in %	0	130	82
Total level 3 assets at fair value	16,349
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

Quantitative information about level 3 liabilities at fair value
end of 2Q19	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Customer deposits	495	Option model	Correlation, in %		(12)	100	73
			Credit spread, in bp		70	103	98
			Mean revision, in %		10	10	10
Obligation to return securities received as collateral	4	–	–		–	–	–
Trading liabilities	3,419
of which debt securities	6	–	–		–	–	–
of which equity securities	53	Vendor price	Price, in actuals		0	66	2
of which derivatives	3,360
of which interest rate derivatives	216	Option model	Correlation, in %		(3)	100	42
			Prepayment rate, in %		1	17	6
of which foreign exchange derivatives	133
of which	36	Discounted cash flow	Contingent probability, in %		95	95	95
			Credit spread, in bp		362	362	362
of which	24	Market comparable	Price, in %		100	100	100
of which	57	Option model	Correlation, in %		55	55	55
			Prepayment rate, in %		22	26	24
of which equity/index-related derivatives	1,449	Option model	Buyback probability, in %	[2]	50	100	73
			Correlation, in %		(80)	99	66
			Volatility, in %		1	126	26
of which credit derivatives	1,097
of which	602	Discounted cash flow	Correlation, in %		38	45	44
			Credit spread, in bp		1	1,186	200
			Default rate, in %		2	20	4
			Discount rate, in %		2	22	12
			Loss severity, in %		7	85	60
			Prepayment rate, in %		0	8	5
			Recovery rate, in %		20	60	34
of which	417	Market comparable	Price, in %		82	107	97
of which	22	Option model	Correlation, in %		49	49	49
			Credit spread, in bp		23	1,114	236
Short-term borrowings	997
of which	79	Discounted cash flow	Credit spread, in bp		853	1,146	1,020
			Recovery rate, in %		40	40	40
of which	862	Option model	Buyback probability, in %		50	100	73
			Correlation, in %		(80)	100	62
			Fund gap risk, in %	[3]	0	4	1
			Volatility, in %		1	126	36
Long-term debt	13,689
of which structured notes over one year and up to two years	880
of which	10	Discounted cash flow	Credit spread, in bp		(62)	118	(11)
of which	851	Option model	Buyback probability, in %	[2]	50	100	73
			Correlation, in %		(80)	99	65
			Fund gap risk, in %	[3]	0	4	1
			Volatility, in %		1	126	33
of which structured notes over two years	12,511
of which	1,565	Discounted cash flow	Credit spread, in bp		(41)	635	50
of which	26	Market comparable	Price, in %		46	49	49
of which	10,485	Option model	Buyback probability, in %	[2]	50	100	73
			Correlation, in %		(80)	99	63
			Gap risk, in %	[3]	0	4	1
			Mean reversion, in %	[4]	(55)	0	(5)
			Volatility, in %		0	126	25
of which high-trigger instruments	4	–	–		–	–	–
Other liabilities	1,247	–	–		–	–	–
Total level 3 liabilities at fair value	19,851
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Estimate of probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.
3 Risk of unexpected large declines in the underlying values occurring between collateral settlement dates.
4 Management's best estimate of the speed at which interest rates will revert to the long-term average.

Quantitative information about level 3 liabilities at fair value (continued)
end of 4Q18	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Customer deposits	453	–	–		–	–	–
Obligation to return securities received as collateral	30	–	–		–	–	–
Trading liabilities	3,589
of which debt securities	25	–	–		–	–	–
of which equity securities	37	Vendor price	Price, in actuals		0	3	0
of which derivatives	3,527
of which interest rate derivatives	189	Option model	Basis spread, in bp		(20)	147	48
			Correlation, in %		1	100	41
			Prepayment rate, in %		1	26	7
of which foreign exchange derivatives	160
of which	62	Discounted cash flow	Contingent probability, in %		95	95	95
			Credit spread, in bp		146	535	379
of which	37	Market comparable	Price, in %		100	100	100
of which	57	Option model	Correlation, in %		35	70	53
			Prepayment rate, in %		21	26	23
of which equity/index-related derivatives	1,500	Option model	Buyback probability, in %	[2]	50	100	74
			Correlation, in %		(60)	98	74
			Volatility, in %		0	178	30
of which credit derivatives	1,140
of which	566	Discounted cash flow	Correlation, in %		38	82	47
			Credit spread, in bp		3	2,937	262
			Default rate, in %		1	20	4
			Discount rate, in %		3	28	14
			Loss severity, in %		16	95	56
			Prepayment rate, in %		0	12	6
			Recovery rate, in %		0	80	14
of which	508	Market comparable	Price, in %		75	104	89
of which	20	Option model	Correlation, in %		50	50	50
			Credit spread, in bp		35	1,156	320
Short-term borrowings	784
of which	61	Discounted cash flow	Credit spread, in bp		1,018	1,089	1,067
			Recovery rate, in %		40	40	40
of which	644	Option model	Buyback probability, in %		50	100	74
			Correlation, in %		(40)	98	64
			Fund gap risk, in %	[3]	0	4	1
			Volatility, in %		2	178	32
Long-term debt	12,665
of which structured notes over one year and up to two years	528
of which	3	Discounted cash flow	Credit spread, in bp		112	112	112
of which	427	Option model	Correlation, in %		(40)	98	71
			Volatility, in %		2	178	31
of which structured notes over two years	11,800
of which	1,570	Discounted cash flow	Credit spread, in bp		(11)	1,089	136
of which	43	Market comparable	Price, in %		0	46	30
of which	9,533	Option model	Buyback probability, in %	[2]	50	100	74
			Correlation, in %		(60)	98	65
			Gap risk, in %	[3]	0	4	1
			Mean reversion, in %	[4]	(55)	(1)	(7)
			Volatility, in %		0	178	27
Other liabilities	1,341	–	–		–	–	–
Total level 3 liabilities at fair value	18,862
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Estimate of probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.
3 Risk of unexpected large declines in the underlying values occurring between collateral settlement dates.
4 Management's best estimate of the speed at which interest rates will revert to the long-term average.

Qualitative discussion of the ranges of significant unobservable inputs
The level of aggregation and diversity within the financial instruments disclosed in the tables above results in certain ranges of significant inputs being wide and unevenly distributed across asset and liability categories.
> Refer to “Note 35 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2018 for further information on the Group’s qualitative discussion of the ranges of signification unobservable inputs.
Investment funds measured at NAV per share
Investments in funds held in trading assets and trading liabilities primarily include positions held in equity funds of funds as an economic hedge for structured notes and derivatives issued to clients that reference the same underlying risk and liquidity terms of the fund. A majority of these funds have limitations imposed on the amount of withdrawals from the fund during the redemption period due to illiquidity of the investments. In other instances, the withdrawal amounts may vary depending on the redemption notice period and are usually larger for the longer redemption notice periods. In addition, penalties may apply if redemption is within a certain time period from initial investment.
Investments in funds held in other investments principally involve private equity securities and, to a lesser extent, publicly traded securities and fund of funds. Several of these investments have redemption restrictions subject to the discretion of the board of directors of the fund and/or redemption is permitted without restriction, but is limited to a certain percentage of total assets or only after a certain date.
For those funds held in trading assets and trading liabilities and funds held in other investments that are nonredeemable, the underlying assets of such funds are expected to be liquidated over the life of the fund, which is generally up to 10 years.
The following table pertains to investments in certain entities that calculate NAV per share or its equivalent, primarily private equity and hedge funds. These investments do not have a readily determinable fair value and are measured at fair value using NAV.
Fair value, unfunded commitments and term of redemption conditions of investment funds measured at NAV per share
	2Q19						4Q18
end of	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments
Fair value of investment funds and unfunded commitments (CHF million)
Debt funds	13		0		13	0	12		0		12	0
Equity funds	62		924	[1]	986	59	103		1,011	[2]	1,114	53
Equity funds sold short	0		(2)		(2)	0	(8)		(2)		(10)	0
Funds held in trading assets and trading liabilities	75		922		997	59	107		1,009		1,116	53
Debt funds	1		0		1	0	1		0		1	0
Equity funds	129		0		129	45	130		0		130	43
Real estate funds	201		0		201	29	214		0		214	34
Other private equity funds	35		11		46	27	24		5		29	29
Private equity funds	366		11		377	101	369		5		374	106
Debt funds	1		51		52	0	68		34		102	0
Equity funds	35		13		48	0	14		14		28	0
Other hedge funds	1		144		145	0	2		24		26	0
Hedge funds	37		208	[3]	245	0	84		72	[4]	156	0
Equity method investment funds	48		508		556	14	52		522		574	21
Funds held in other investments	451		727		1,178	115	505		599		1,104	127
Total fair value of investment funds and unfunded commitments	526	[5]	1,649		2,175	174	612	[5]	1,608		2,220	180	[6]
1
49% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period of less than 30 days, 41% is redeemable on a monthly basis with a notice period of primarily more than 30 days and 10% is redeemable on a quarterly basis with a notice period of primarily more than 60 days.

2
46% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period primarily of less than 30 days, 40% is redeemable on a monthly basis with a notice period of primarily more than 30 days, 13% is redeemable on a quarterly basis with a notice period primarily of more than 45 days and 1% is redeemable on an annual basis with a notice period of less than 30 days.

3
61% of the redeemable fair value amount of hedge funds is redeemable on a monthly basis with a notice period primarily of less than 30 days, 31% is redeemable on a quarterly basis with a notice period primarily of more than 45 days and 8% is redeemable on demand with a notice period primarily of less than 30 days.

4
65% of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days and 35% is redeemable on demand with a notice period primarily of less than 30 days.

5 Includes CHF 38 million and CHF 102 million attributable to noncontrolling interests as of the end of 2Q19 and 4Q18, respectively.
6 Includes CHF 23 million attributable to noncontrolling interests.

Assets measured at fair value on a nonrecurring basis
Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, they are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances, for example, when there is evidence of impairment. Nonrecurring measurements are completed as of the end of the period unless otherwise stated.
There were no material assets measured at fair value on a nonrecurring basis in 2Q19 and 4Q18.
The Group typically uses nonfinancial assets measured at fair value on a recurring or nonrecurring basis in a manner that reflects their highest and best use.
Fair value option
The Group has availed itself of the simplification in accounting offered under the fair value option. This has been accomplished generally by electing the fair value option, both at initial adoption and for subsequent transactions, on items impacted by the hedge accounting requirements of US GAAP. For instruments for which hedge accounting could not be achieved but for which the Group is economically hedged, the Group has generally elected the fair value option. Where the Group manages an activity on a fair value basis but previously has been unable to achieve fair value accounting, the Group has generally utilized the fair value option to align its risk management reporting to its financial accounting.
> Refer to “Note 35 – Financial instruments” in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2018 for further information on the Group’s election of the fair value option.
Difference between the fair value and the unpaid principal balances of fair value option-elected financial instruments
	2Q19			4Q18
end of	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference
Financial instruments (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	82,286	82,143	143	81,818	81,637	181
Loans	12,837	13,303	(466)	14,873	15,441	(568)
Other assets [1]	7,552	9,938	(2,386)	6,706	9,240	(2,534)
Due to banks and customer deposits	(604)	(540)	(64)	(859)	(778)	(81)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(9,195)	(9,196)	1	(14,828)	(14,827)	(1)
Short-term borrowings	(10,237)	(10,310)	73	(8,068)	(8,647)	579
Long-term debt	(71,648)	(74,171)	2,523	(63,935)	(70,883)	6,948
Other liabilities	(604)	(1,589)	985	(2,068)	(3,125)	1,057

Non-performing and non-interest-earning loans [2]	720	3,395	(2,675)	640	3,493	(2,853)
1 Primarily loans held-for-sale.
2 Included in loans or other assets.

Gains and losses on financial instruments
	6M19		6M18
in	Net gains/ (losses)		Net gains/ (losses)
Financial instruments (CHF million)
Interest-bearing deposits with banks	15	[1]	4	[1]
of which related to credit risk	6		(3)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,495	[1]	1,107	[1,4]
Other investments	223	[2]	200	[2]
of which related to credit risk	1		(1)
Loans	558	[1]	288	[1]
of which related to credit risk	74		(238)
Other assets	460	[2]	372	[1]
of which related to credit risk	111		88
Due to banks and customer deposits	(36)	[2]	(2)	[1]
of which related to credit risk	0		(12)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(389)	[1]	(394)	[1,4]
Short-term borrowings	(559)	[2]	1,968	[2]
of which related to credit risk	1		(2)
Long-term debt	(6,599)	[2]	1,915	[2]
of which related to credit risk	3		37
Other liabilities	76	[3]	100	[3]
of which related to credit risk	39		15
1 Primarily recognized in net interest income.
2 Primarily recognized in trading revenues.
3 Primarily recognized in other revenues.
4 Prior period has been corrected.
Gains and losses attributable to changes in instrument-specific credit risk on fair value option elected liabilities
The following table provides additional information regarding the gains and losses attributable to changes in instrument-specific credit risk on fair value option elected liabilities, which have been recorded in AOCI. The table includes both the amount of change during the period and the cumulative amount that was attributable to the changes in instrument-specific credit risk. In addition, the table includes the gains and losses related to instrument-specific credit risk, which were previously recorded in AOCI but have been transferred to net income during the period.
Gains/(losses) attributable to changes in instrument-specific credit risk
	Gains/(losses) recorded into AOCI			[1]	Gains/(losses) recorded in AOCI transferred to net income		[1]
in	2Q19	Cumulative	2Q18		2Q19	2Q18
Financial instruments (CHF million)
Customer deposits	(8)	(48)	4		0	0
Short-term borrowings	1	(54)	(18)		1	2
Long-term debt	(358)	(2,414)	834		79	25
of which treasury debt over two years	(278)	(614)	284		0	0
of which structured notes over two years	(36)	(1,699)	526		79	25
Total	(365)	(2,516)	820		80	27
1 Amounts are reflected gross of tax.

Financial instruments not carried at fair value
The following table provides the carrying value and the fair value of financial instruments, which are not carried at fair value in the consolidated balance sheet. The disclosure excludes all non-financial instruments such as lease transactions, real estate, premises and equipment, equity method investments and pension and benefit obligations.
Carrying value and fair value of financial instruments not carried at fair value
	Carrying value	Fair value
end of		Level 1	Level 2	Level 3	Total
2Q19 (CHF million)
Financial assets
Central banks funds sold, securities purchased under resale agreements and securities borrowing transactions	31,180	0	31,180	0	31,180
Loans	277,399	0	278,942	8,053	286,995
Other financial assets [1]	107,208	92,268	14,344	1,089	107,701
Financial liabilities
Due to banks and customer deposits	379,543	198,929	180,615	0	379,544
Central banks funds purchased, securities sold under repurchase agreements and securities lending transactions	10,386	0	10,386	0	10,386
Short-term borrowings	15,902	0	15,902	0	15,902
Long-term debt	86,307	0	88,326	1,199	89,525
Other financial liabilities [2]	14,922	0	14,732	194	14,926
4Q18 (CHF million)
Financial assets
Central banks funds sold, securities purchased under resale agreements and securities borrowing transactions	35,277	0	35,243	35	35,278
Loans	269,147	0	269,825	7,047	276,872
Other financial assets [1]	117,353	99,976	16,750	797	117,523
Financial liabilities
Due to banks and customer deposits	375,403	196,674	178,755	0	375,429
Central banks funds purchased, securities sold under repurchase agreements and securities lending transactions	9,795	0	9,795	0	9,795
Short-term borrowings	13,857	0	13,859	0	13,859
Long-term debt	90,373	0	89,651	854	90,505
Other financial liabilities [2]	16,357	0	16,101	184	16,285
1
Primarily includes cash and due from banks, interest-bearing deposits with banks, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities.

2 Primarily includes cash collateral on derivative instruments and interest and fee payables.

32 Assets pledged and collateral
The Group pledges assets mainly for repurchase agreements and other securities financing. Certain pledged assets may be encumbered, meaning they have the right to be sold or repledged. The encumbered assets are disclosed on the consolidated balance sheet.
Assets pledged
end of	2Q19	4Q18
CHF million
Total assets pledged or assigned as collateral	121,960	117,895
of which encumbered	66,361	58,672
Collateral
The Group receives cash and securities in connection with resale agreements, securities borrowing and loans, derivative transactions and margined broker loans. A significant portion of the collateral and securities received by the Group was sold or repledged in connection with repurchase agreements, securities sold not yet purchased, securities borrowings and loans, pledges to clearing organizations, segregation requirements under securities laws and regulations, derivative transactions and bank loans.
Collateral
end of	2Q19	4Q18
CHF million
Fair value of collateral received with the right to sell or repledge	440,627	406,389
of which sold or repledged	196,524	193,267
33 Litigation
The Group is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. The Group’s material proceedings, related provisions and estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions are described in Note 39 – Litigation in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2018 and updated in subsequent quarterly reports (including those discussed below). Some of these proceedings have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts.
The Group accrues loss contingency litigation provisions and takes a charge to income in connection with certain proceedings when losses, additional losses or ranges of loss are probable and reasonably estimable. The Group also accrues litigation provisions for the estimated fees and expenses of external lawyers and other service providers in relation to such proceedings, including in cases for which it has not accrued a loss contingency provision. The Group accrues these fee and expense litigation provisions and takes a charge to income in connection therewith when such fees and expenses are probable and reasonably estimable. The Group reviews its legal proceedings each quarter to determine the adequacy of its litigation provisions and may increase or release provisions based on management’s judgment and the advice of counsel. The establishment of additional provisions or releases of litigation provisions may be necessary in the future as developments in such proceedings warrant.
The specific matters described include (a) proceedings where the Group has accrued a loss contingency provision, given that it is probable that a loss may be incurred and such loss is reasonably estimable; and (b) proceedings where the Group has not accrued such a loss contingency provision for various reasons, including, but not limited to, the fact that any related losses are not reasonably estimable. The description of certain of the matters includes a statement that the Group has established a loss contingency provision and discloses the amount of such provision; for the other matters no such statement is made. With respect to the matters for which no such statement is made, either (a) the Group has not established a loss contingency provision, in which case the matter is treated as a contingent liability under the applicable accounting standard, or (b) the Group has established such a provision but believes that disclosure of that fact would violate confidentiality obligations to which the Group is subject or otherwise compromise attorney-client privilege, work product protection or other protections against disclosure or compromise the Group’s management of the matter. The future outflow of funds in respect of any matter for which the Group has accrued loss contingency provisions cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that is reflected on the Group’s balance sheet.
It is inherently difficult to determine whether a loss is probable or even reasonably possible or to estimate the amount of any loss or loss range for many of the Group’s legal proceedings. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the proceeding, the progress of the matter, the advice of counsel, the Group’s defenses and its experience in similar matters, as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings. Factual and legal determinations, many of which are complex, must be made before a loss, additional losses or ranges of loss can be reasonably estimated for any proceeding.
Most matters pending against the Group seek damages of an indeterminate amount. While certain matters specify the damages claimed, such claimed amount may not represent the Group’s reasonably possible losses. For certain of the proceedings discussed the Group has disclosed the amount of damages claimed and certain other quantifiable information that is publicly available.
The Group’s aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. The Group does not believe that it can estimate an aggregate range of reasonably possible losses for certain of its proceedings because of their complexity, the novelty of some of the claims, the early stage of the proceedings, the limited amount of discovery that has occurred and/or other factors. The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions for the proceedings discussed in Note 39 referenced above and updated in quarterly reports (including below) for which the Group believes an estimate is possible is zero to CHF  1.4 billion.
In 2Q19, the Group recorded net litigation provisions of CHF  73 million. After taking into account its litigation provisions, the Group believes, based on currently available information and advice of counsel, that the results of its legal proceedings, in the aggregate, will not have a material adverse effect on the Group’s financial condition. However, in light of the inherent uncertainties of such proceedings, including those brought by regulators or other governmental authorities, the ultimate cost to the Group of resolving such proceedings may exceed current litigation provisions and any excess may be material to its operating results for any particular period, depending, in part, upon the operating results for such period.
Mortgage-related matters
Civil litigation
The amounts disclosed below do not reflect actual realized plaintiff losses to date or anticipated future litigation exposure. Rather, unless otherwise stated, these amounts reflect the original unpaid principal balance amounts as alleged in these actions and do not include any reduction in principal amounts since issuance.
Individual investor actions
On May 16, 2019, following a settlement, the Circuit Court of Montgomery County, Alabama presiding in the action brought by the Federal Deposit Insurance Corporation, as receiver for Colonial Bank, dismissed with prejudice all claims against Credit Suisse Securities (USA) LLC and its affiliates relating to approximately USD  139 million of RMBS at issue.
Repurchase litigations
On June 12, 2019, the Supreme Court for the State of New York, New York County (SCNY) set trial to begin in December 2019 in two actions in which DLJ Mortgage Capital, Inc. (DLJ) and its affiliate, Select Portfolio Servicing, Inc., are defendants: one action brought by Home Equity Mortgage Trust Series 2006-1, Home Equity Mortgage Trust Series 2006-3 and Home Equity Mortgage Trust Series 2006-4, in which plaintiffs allege damages of not less than USD  730 million; and one action brought by Home Equity Mortgage Trust Series 2006-5, in which plaintiff alleges damages of not less than USD  500 million.
On July 8, 2019, in the three consolidated actions against DLJ brought by Home Equity Asset Trust 2006-5, Home Equity Asset Trust 2006-6 and Home Equity Asset Trust 2006-7 that were dismissed with prejudice in 2013, the notice of appeal plaintiffs filed before the Appellate Division First Department of the SCNY was deemed dismissed when plaintiffs declined to further pursue their appeal by a court-ordered deadline.
Rates-related matters
Civil litigation
USD ICE LIBOR litigation
On July 1, 2019, in the consolidated putative class action brought in the US District Court for the Southern District of New York (SDNY) alleging that panel banks suppressed US dollar ICE LIBOR to benefit defendants’ trading positions, plaintiffs filed a consolidated complaint.
SIBOR/SOR litigation
On July 26, 2019, in the civil putative class action litigation alleging manipulation of the Singapore Interbank Offered Rate (SIBOR) and Singapore Swap Offer Rate (SOR) to benefit defendants’ trading positions, the SDNY issued a decision granting defendants’ motion to dismiss and denying plaintiff’s motion for leave to amend.
Foreign exchange litigation
On June 11, 2019, in the civil action filed on November 13, 2018 in the SDNY, plaintiffs filed a second amended complaint. Defendants filed motions to dismiss on July 25, 2019.
Bank Bill Swap litigation
On May 20, 2019, in the putative class action brought in the SDNY alleging manipulation of the Australian Bank Bill Swap reference rate, defendants filed motions to dismiss.
Government-sponsored entity bonds litigation
On May 23, 2019, in the consolidated putative class action brought in the SDNY alleging a conspiracy among financial institutions to fix prices for unsecured bonds issued by certain government-sponsored entities, plaintiffs filed a consolidated amended complaint. On June 13, 2019, defendants filed a motion to dismiss. On July 12, 2019, plaintiffs filed a second consolidated amended complaint.

OTC trading cases
On June 18, 2019, in the consolidated multi-district litigation relating to interest rate swaps, defendants filed an opposition to plaintiffs’ motion for class certification.
MPS
On June 11, 2019, following a settlement, the Civil Court of Milan, Italy dismissed all claims against Credit Suisse Securities (Europe) Limited (CSSEL) brought by the Monte dei Paschi di Siena Foundation (Foundation) relating to the fairness opinions CSSEL and Banca Leonardo & Co S.p.A. delivered to the Foundation in connection with the EUR  9 billion acquisition of Banca Antonveneta S.p.A. by Banca Monte dei Paschi di Siena S.p.A. in 2008.
Customer account matters
On June 26, 2019, the Criminal Court of Appeals of Geneva ruled in the appeal of the judgment against the former relationship manager, upholding the main findings of the Geneva criminal court.
On April 29, 2019, the plaintiffs appealed the decision of the Singapore High Court only with respect to their action against the Credit Suisse affiliate. On June 21, 2019, the plaintiffs discontinued their action against Credit Suisse AG in the Singapore courts. On May 3, 2019, the plaintiffs filed a notice of abandonment of appeal in the Court of Appeal of New Zealand.
Mozambique matter
On May 20, 2019 and July 19, 2019, two former Credit Suisse employees indicted by the United States Attorney for the Eastern District of New York pleaded guilty to accepting improper personal benefit in connection with financing transactions carried out with two Mozambique state enterprises. On June 25, 2019, certain Credit Suisse entities were served with civil proceedings in the English High Court by the Republic of Mozambique.
Write-downs litigation
On May 16, 2019, in the putative class action brought in the SDNY relating to write-downs in the fourth quarter of 2015 and the first quarter of 2016 and a decline in the market value of Credit Suisse Group AG’s American Depositary Receipts, the SDNY denied defendants’ motion for reconsideration of the court’s February 19, 2019 denial of defendants’ motion to dismiss.
ETN-related litigation
On May 16, 2019, in the individual action brought in the SDNY by a purchaser of VelocityShares Daily Inverse VIX Short Term Exchange Traded Notes linked to the S&P 500 VIX Short-Term Futures Index due December 4, 2030 (XIV ETNs), defendants filed a motion to dismiss.
On June 3, 2019, Credit Suisse Group AG and certain affiliates and executives were named in a separate individual action brought in the SDNY by a purchaser of XIV ETNs, which asserts claims similar to those brought in the consolidated class action complaint as well as additional claims under New York and Pennsylvania state law.
SWM
On April 29, 2019, the German public utility company Stadtwerke München GmbH filed a notice of appeal of the decision of the trial court (the Regional Court of Frankfurt am Main) dismissing all claims against Credit Suisse International in connection with a series of interest rate swaps entered into between 2008 and 2012.
34 Subsidiary guarantee information
Certain wholly owned finance subsidiaries of the Group, including Credit Suisse Group Funding (Guernsey) Limited, which is a Guernsey incorporated non-cellular company limited by shares, have issued securities fully and unconditionally guaranteed by the Group. There are various legal and regulatory requirements, including the satisfaction of a solvency test under Guernsey law for the Guernsey subsidiary, applicable to some of the Group’s subsidiaries that may limit their ability to pay dividends or distributions and make loans and advances to the Group.
The Group and the Bank have issued full, unconditional and several guarantees of Credit Suisse (USA), Inc.’s outstanding SEC-registered debt securities. In accordance with the guarantees, if Credit Suisse (USA), Inc. fails to make any timely payment under the agreements governing such debt securities, the holders of the debt securities may demand payment from either the Group or the Bank, without first proceeding against Credit Suisse (USA), Inc. The guarantee from the Group is subordinated to senior liabilities. Credit Suisse (USA), Inc. is an indirect, wholly owned subsidiary of the Group.

Condensed consolidating statements of operations
in 2Q19	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Eliminations and consolidation adjustments	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	1,016	4,639		5,655	311		(313)	5,653
Interest expense	(1,096)	(2,552)		(3,648)	(322)		318	(3,652)
Net interest income	(80)	2,087		2,007	(11)		5	2,001
Commissions and fees	912	1,992		2,904	5		18	2,927
Trading revenues	221	10		231	(54)		5	182
Other revenues	512	22		534	1,020	[2]	(1,083)	471
Net revenues	1,565	4,111		5,676	960		(1,055)	5,581
Provision for credit losses	3	22		25	0		0	25
Compensation and benefits	698	1,607		2,305	30		210	2,545
General and administrative expenses	459	1,304		1,763	(7)		(361)	1,395
Commission expenses	44	269		313	0		1	314
Total other operating expenses	503	1,573		2,076	(7)		(360)	1,709
Total operating expenses	1,201	3,180		4,381	23		(150)	4,254
Income/(loss) before taxes	361	909		1,270	937		(905)	1,302
Income tax expense	140	199		339	0		26	365
Net income/(loss)	221	710		931	937		(931)	937
Net income/(loss) attributable to noncontrolling interests	3	1		4	0		(4)	0
Net income/(loss) attributable to shareholders	218	709		927	937		(927)	937
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income
in 2Q19	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Eliminations and consolidation adjustments	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	221	710		931	937	(931)	937
Gains/(losses) on cash flow hedges	0	45		45	(1)	(1)	43
Foreign currency translation	(323)	(255)		(578)	(1)	(13)	(592)
Unrealized gains/(losses) on securities	0	12		12	0	0	12
Actuarial gains/(losses)	4	0		4	0	382	386
Net prior service credit/(cost)	0	0		0	0	306	306
Gains/(losses) on liabilities related to credit risk	(16)	(200)		(216)	(19)	4	(231)
Other comprehensive income/(loss), net of tax	(335)	(398)		(733)	(21)	678	(76)
Comprehensive income/(loss)	(114)	312		198	916	(253)	861
Comprehensive income/(loss) attributable to noncontrolling interests	1	(11)		(10)	0	7	(3)
Comprehensive income/(loss) attributable to shareholders	(115)	323		208	916	(260)	864
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations (continued)
in 2Q18	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Eliminations and consolidation adjustments	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	1,048	4,046		5,094	202		(206)	5,090
Interest expense	(1,081)	(2,386)		(3,467)	(215)		185	(3,497)
Net interest income	(33)	1,660		1,627	(13)		(21)	1,593
Commissions and fees	924	2,196		3,120	7		32	3,159
Trading revenues	177	357		534	(23)		17	528
Other revenues	417	(87)		330	696	[2]	(711)	315
Net revenues	1,485	4,126		5,611	667		(683)	5,595
Provision for credit losses	1	72		73	0		0	73
Compensation and benefits	741	1,612		2,353	15		179	2,547
General and administrative expenses	463	1,272		1,735	4		(319)	1,420
Commission expenses	58	270		328	0		0	328
Restructuring expenses	89	56		145	0		30	175
Total other operating expenses	610	1,598		2,208	4		(289)	1,923
Total operating expenses	1,351	3,210		4,561	19		(110)	4,470
Income/(loss) before taxes	133	844		977	648		(573)	1,052
Income tax expense	24	306		330	1		67	398
Net income/(loss)	109	538		647	647		(640)	654
Net income/(loss) attributable to noncontrolling interests	4	5		9	0		(2)	7
Net income/(loss) attributable to shareholders	105	533		638	647		(638)	647
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income (continued)
in 2Q18	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Eliminations and consolidation adjustments	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	109	538		647	647	(640)	654
Gains/(losses) on cash flow hedges	0	(7)		(7)	(3)	0	(10)
Foreign currency translation	596	(39)		557	1	7	565
Unrealized gains/(losses) on securities	0	(8)		(8)	0	0	(8)
Actuarial gains/(losses)	7	4		11	0	62	73
Net prior service credit/(cost)	0	0		0	0	(29)	(29)
Gains/(losses) on liabilities related to credit risk	30	643		673	43	45	761
Other comprehensive income/(loss), net of tax	633	593		1,226	41	85	1,352
Comprehensive income/(loss)	742	1,131		1,873	688	(555)	2,006
Comprehensive income/(loss) attributable to noncontrolling interests	8	29		37	0	(25)	12
Comprehensive income/(loss) attributable to shareholders	734	1,102		1,836	688	(530)	1,994
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations (continued)
in 6M19	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Eliminations and consolidation adjustments	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	2,014	8,462		10,476	611		(616)	10,471
Interest expense	(2,158)	(4,763)		(6,921)	(635)		618	(6,938)
Net interest income	(144)	3,699		3,555	(24)		2	3,533
Commissions and fees	1,616	3,867		5,483	11		45	5,539
Trading revenues	426	661		1,087	(64)		(1)	1,022
Other revenues	996	(10)		986	1,797	[2]	(1,909)	874
Net revenues	2,894	8,217		11,111	1,720		(1,863)	10,968
Provision for credit losses	9	97		106	0		0	106
Compensation and benefits	1,430	3,179		4,609	48		406	5,063
General and administrative expenses	908	2,600		3,508	(14)		(686)	2,808
Commission expenses	95	532		627	0		0	627
Total other operating expenses	1,003	3,132		4,135	(14)		(686)	3,435
Total operating expenses	2,433	6,311		8,744	34		(280)	8,498
Income/(loss) before taxes	452	1,809		2,261	1,686		(1,583)	2,364
Income tax expense/(benefit)	180	521		701	0		(23)	678
Net income/(loss)	272	1,288		1,560	1,686		(1,560)	1,686
Net income/(loss) attributable to noncontrolling interests	3	4		7	0		(7)	0
Net income/(loss) attributable to shareholders	269	1,284		1,553	1,686		(1,553)	1,686
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income (continued)
in 6M19	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Eliminations and consolidation adjustments	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	272	1,288		1,560	1,686	(1,560)	1,686
Gains/(losses) on cash flow hedges	0	93		93	(3)	(1)	89
Foreign currency translation	(147)	(244)		(391)	2	(4)	(393)
Unrealized gains/(losses) on securities	0	27		27	0	(1)	26
Actuarial gains/(losses)	6	2		8	0	438	446
Net prior service credit/(cost)	0	0		0	0	282	282
Gains/(losses) on liabilities related to credit risk	(53)	(1,185)		(1,238)	(48)	(66)	(1,352)
Other comprehensive income/(loss), net of tax	(194)	(1,307)		(1,501)	(49)	648	(902)
Comprehensive income/(loss)	78	(19)		59	1,637	(912)	784
Comprehensive income/(loss) attributable to noncontrolling interests	2	(2)		0	0	(1)	(1)
Comprehensive income/(loss) attributable to shareholders	76	(17)		59	1,637	(911)	785
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations (continued)
in 6M18	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Eliminations and consolidation adjustments	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	1,996	7,550		9,546	384		(389)	9,541
Interest expense	(2,070)	(4,233)		(6,303)	(410)		350	(6,363)
Net interest income	(74)	3,317		3,243	(26)		(39)	3,178
Commissions and fees	1,827	4,299		6,126	14		65	6,205
Trading revenues	461	587		1,048	9		49	1,106
Other revenues	726	53		779	1,375	[2]	(1,412)	742
Net revenues	2,940	8,256		11,196	1,372		(1,337)	11,231
Provision for credit losses	1	120		121	0		0	121
Compensation and benefits	1,444	3,257		4,701	32		352	5,085
General and administrative expenses	881	2,677		3,558	(2)		(628)	2,928
Commission expenses	124	548		672	0		0	672
Restructuring expenses	149	108		257	0		62	319
Total other operating expenses	1,154	3,333		4,487	(2)		(566)	3,919
Total operating expenses	2,598	6,590		9,188	30		(214)	9,004
Income/(loss) before taxes	341	1,546		1,887	1,342		(1,123)	2,106
Income tax expense	63	566		629	1		130	760
Net income/(loss)	278	980		1,258	1,341		(1,253)	1,346
Net income/(loss) attributable to noncontrolling interests	4	5		9	0		(4)	5
Net income/(loss) attributable to shareholders	274	975		1,249	1,341		(1,249)	1,341
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income (continued)
in 6M18	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Eliminations and consolidation adjustments	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	278	980		1,258	1,341	(1,253)	1,346
Gains/(losses) on cash flow hedges	0	(43)		(43)	0	0	(43)
Foreign currency translation	236	(174)		62	1	0	63
Unrealized gains/(losses) on securities	0	(13)		(13)	0	(1)	(14)
Actuarial gains/(losses)	6	9		15	0	138	153
Net prior service credit/(cost)	0	0		0	0	(60)	(60)
Gains/(losses) on liabilities related to credit risk	23	968		991	77	84	1,152
Other comprehensive income/(loss), net of tax	265	747		1,012	78	161	1,251
Comprehensive income/(loss)	543	1,727		2,270	1,419	(1,092)	2,597
Comprehensive income/(loss) attributable to noncontrolling interests	5	11		16	0	(15)	1
Comprehensive income/(loss) attributable to shareholders	538	1,716		2,254	1,419	(1,077)	2,596
1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets
end of 2Q19	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Eliminations and consolidation adjustments	Credit Suisse Group
Assets (CHF million)
Cash and due from banks	2,687	89,087		91,774	264	451	92,489
Interest-bearing deposits with banks	10	831		841	493	(425)	909
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	38,653	74,813		113,466	0	0	113,466
Securities received as collateral	3,686	41,692		45,378	0	0	45,378
Trading assets	33,012	112,746		145,758	0	(145)	145,613
Investment securities	0	1,396		1,396	27,781	(27,779)	1,398
Other investments	774	4,172		4,946	48,922	(48,882)	4,986
Net loans	12,506	287,775		300,281	0	(6,484)	293,797
Goodwill	721	3,304		4,025	0	706	4,731
Other intangible assets	199	17		216	0	0	216
Brokerage receivables	17,556	24,098		41,654	0	0	41,654
Other assets	12,162	24,931		37,093	621	1,865	39,579
Total assets	121,966	664,862		786,828	78,081	(80,693)	784,216
Liabilities and equity (CHF million)
Due to banks	94	18,398		18,492	1,769	(1,763)	18,498
Customer deposits	1	365,555		365,556	0	(1,254)	364,302
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	6,014	13,677		19,691	0	(109)	19,582
Obligation to return securities received as collateral	3,686	41,692		45,378	0	0	45,378
Trading liabilities	10,850	32,520		43,370	0	(14)	43,356
Short-term borrowings	9,365	17,263		26,628	0	(489)	26,139
Long-term debt	50,342	106,676		157,018	32,212	(31,275)	157,955
Brokerage payables	15,966	19,154		35,120	0	0	35,120
Other liabilities	9,681	19,720		29,401	427	130	29,958
Total liabilities	105,999	634,655		740,654	34,408	(34,774)	740,288
Total shareholders' equity	15,893	29,429		45,322	43,673	(45,322)	43,673
Noncontrolling interests	74	778		852	0	(597)	255
Total equity	15,967	30,207		46,174	43,673	(45,919)	43,928

Total liabilities and equity	121,966	664,862		786,828	78,081	(80,693)	784,216
1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets (continued)
end of 4Q18	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Eliminations and consolidation adjustments	Credit Suisse Group
Assets (CHF million)
Cash and due from banks	2,540	96,774		99,314	324	409	100,047
Interest-bearing deposits with banks	22	1,052		1,074	498	(430)	1,142
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	35,640	81,455		117,095	0	0	117,095
Securities received as collateral	4,751	36,945		41,696	0	0	41,696
Trading assets [2]	29,341	104,518		133,859	0	(224)	133,635
Investment securities [2]	0	1,477		1,477	23,456	(23,454)	1,479
Other investments	826	3,998		4,824	48,030	(47,964)	4,890
Net loans	12,263	280,612		292,875	0	(5,294)	287,581
Goodwill	727	3,329		4,056	0	710	4,766
Other intangible assets	200	19		219	0	0	219
Brokerage receivables	20,772	18,135		38,907	0	0	38,907
Other assets [3]	12,967	23,706		36,673	547	239	37,459
Total assets	120,049	652,020		772,069	72,855	(76,008)	768,916
Liabilities and equity (CHF million)
Due to banks	59	15,161		15,220	1,364	(1,364)	15,220
Customer deposits	0	365,263		365,263	0	(1,338)	363,925
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	6,296	18,327		24,623	0	0	24,623
Obligation to return securities received as collateral	4,751	36,945		41,696	0	0	41,696
Trading liabilities	8,693	33,478		42,171	0	(2)	42,169
Short-term borrowings	9,679	12,740		22,419	0	(493)	21,926
Long-term debt	47,074	106,359		153,433	27,112	(26,237)	154,308
Brokerage payables	17,452	13,471		30,923	0	0	30,923
Other liabilities	9,995	20,332		30,327	457	(677)	30,107
Total liabilities	103,999	622,076		726,075	28,933	(30,111)	724,897
Total shareholders' equity	15,971	29,325		45,296	43,922	(45,296)	43,922
Noncontrolling interests	79	619		698	0	(601)	97
Total equity	16,050	29,944		45,994	43,922	(45,897)	44,019

Total liabilities and equity	120,049	652,020		772,069	72,855	(76,008)	768,916
1 Includes eliminations and consolidation adjustments.
2
Residential and commercial mortgage-backed securities that were previously reported in investment securities have been reclassified to trading assets as these securities are carried at fair value under the fair value option.

3 Includes premises and equipment which were previously presented separately in the consolidated balance sheet.

Condensed consolidating statements of cash flows
in 6M19	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Eliminations and consolidation adjustments	Credit Suisse Group
Operating activities (CHF million)
Net cash provided by/(used in) operating activities	738	(3,240)		(2,502)	(111)	[2]	(847)	(3,460)
Investing activities (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	12	225		237	5		(6)	236
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(3,428)	6,348		2,920	0		0	2,920
Purchase of investment securities	0	(307)		(307)	(3,517)		3,517	(307)
Proceeds from sale of investment securities	0	4		4	0		0	4
Maturities of investment securities	0	394		394	0		0	394
Investments in subsidiaries and other investments	(40)	(107)		(147)	(5)		5	(147)
Proceeds from sale of other investments	317	251		568	25		(1)	592
(Increase)/decrease in loans	(419)	(10,646)		(11,065)	0		1,198	(9,867)
Proceeds from sales of loans	0	2,460		2,460	0		0	2,460
Capital expenditures for premises and equipment and other intangible assets	(144)	(327)		(471)	0		(83)	(554)
Proceeds from sale of premises and equipment and other intangible assets	0	29		29	0		0	29
Other, net	40	182		222	0		0	222
Net cash provided by/(used in) investing activities	(3,662)	(1,494)		(5,156)	(3,492)		4,630	(4,018)
Financing activities (CHF million)
Increase/(decrease) in due to banks and customer deposits	37	4,872		4,909	405		(317)	4,997
Increase/(decrease) in short-term borrowings	(228)	4,119		3,891	0		(47)	3,844
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(228)	(4,628)		(4,856)	0		(111)	(4,967)
Issuances of long-term debt	106,285	(91,626)		14,659	4,217		(4,239)	14,637
Repayments of long-term debt	(102,644)	84,040		(18,604)	0		0	(18,604)
Sale of treasury shares	0	0		0	3		4,717	4,720
Repurchase of treasury shares	0	0		0	(1,013)		(4,705)	(5,718)
Dividends paid	(1)	(10)		(11)	(695)		10	(696)
Other, net	(126)	406		280	626		948	1,854
Net cash provided by/(used in) financing activities	3,095	(2,827)		268	3,543		(3,744)	67
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	(24)	(126)		(150)	0		3	(147)
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	147	(7,687)		(7,540)	(60)		42	(7,558)

Cash and due from banks at beginning of period [3]	2,540	96,774		99,314	324		409	100,047
Cash and due from banks at end of period [3]	2,687	89,087		91,774	264		451	92,489
1 Includes eliminations and consolidation adjustments.
2
Consists of dividend payments from Group companies of CHF 10 million and CHF 14 million from bank and non-bank subsidiaries, respectively, and other cash items from parent company operations such as Group financing.

3 Includes restricted cash.

Condensed consolidating statements of cash flows (continued)
in 6M18	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank		Group parent company		Eliminations and consolidation adjustments	Credit Suisse Group
Operating activities (CHF million)
Net cash provided by/(used in) operating activities	(1,870)	13,698		11,828		(130)	[2]	156	11,854
Investing activities (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	11	(310)		(299)		(8)		8	(299)
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,462	(2,425)		(963)		0		0	(963)
Purchase of investment securities	0	(379)		(379)		(4,846)		4,846	(379)
Proceeds from sale of investment securities	0	255		255		0		0	255
Maturities of investment securities	0	130		130		0		0	130
Investments in subsidiaries and other investments	(85)	(221)		(306)		(5)		5	(306)
Proceeds from sale of other investments	168	474		642		4		(9)	637
(Increase)/decrease in loans	151	(11,738)	[3]	(11,587)	[3]	0		1,416	(10,171)	[3]
Proceeds from sales of loans	0	3,472	[3]	3,472	[3]	0		0	3,472	[3]
Capital expenditures for premises and equipment and other intangible assets	(133)	(343)		(476)		0		(53)	(529)
Proceeds from sale of premises and equipment and other intangible assets	0	80		80		0		(51)	29
Other, net	3	201		204		0		0	204
Net cash provided by/(used in) investing activities	1,577	(10,804)		(9,227)		(4,855)		6,162	(7,920)
Financing activities (CHF million)
Increase/(decrease) in due to banks and customer deposits	(171)	6,811		6,640		522		(803)	6,359
Increase/(decrease) in short-term borrowings	(2,189)	6,649		4,460		0		(8)	4,452
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	1,206	(7,974)		(6,768)		0		0	(6,768)
Issuances of long-term debt	7,734	8,299		16,033		4,622		(4,744)	15,911
Repayments of long-term debt	(6,104)	(14,436)		(20,540)		0		0	(20,540)
Sale of treasury shares	0	0		0		0		6,175	6,175
Repurchase of treasury shares	0	0		0		(757)		(6,142)	(6,899)
Dividends paid	(1)	(13)		(14)		(661)		10	(665)
Other, net	(305)	(467)		(772)		1,009		25	262
Net cash provided by/(used in) financing activities	170	(1,131)		(961)		4,735		(5,487)	(1,713)
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	49	437		486		0		(9)	477
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	(74)	2,200		2,126		(250)		822	2,698

Cash and due from banks at beginning of period [4]	3,058	106,452		109,510		516		(211)	109,815
Cash and due from banks at end of period [4]	2,984	108,652		111,636		266		611	112,513
1 Includes eliminations and consolidation adjustments.
2
Consists of dividend payments from Group companies of CHF 10 million and CHF 6 million from bank and non-bank subsidiaries, respectively, and other cash items from parent company operations such as Group financing.

3 Balance has been corrected.
4 Includes restricted cash.

List of abbreviations
A
ABS	Asset-backed securities
ADS	American Depositary Share
AOCI	Accumulated other comprehensive income/(loss)
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
B
BCBS	Basel Committee on Banking Supervision
BEAT	Base erosion and anti-abuse tax
BIS	Bank for International Settlements
BoJ	Bank of Japan
bp	Basis point
C
CDO	Collateralized debt obligation
CDS	Credit default swaps
CDX	Credit default swap index
CECL	Current expected credit loss
CEO	Chief Executive Officer
CET1	Common equity tier 1
CLO	Collateralized loan obligations
CMBS	Commercial mortgage-backed securities
CP	Commercial paper
CPR	Constant prepayment rate
CVA	Credit valuation adjustment
E
EBITDA	Earnings before interest, taxes, depreciation and amortization
ECB	European Central Bank
EMEA	Europe, Middle East and Africa
EU	European Union
F
FASB	Financial Accounting Standards Board
Fed	US Federal Reserve System
FINMA	Swiss Financial Market Supervisory Authority FINMA
G
GDP	Gross domestic product
G-SIB	Global systemically important bank
H
HQLA	High-quality liquid assets
I
ICE	Intercontinental Currency Exchange
IPO	Initial public offering
IPRE	Income producing real estate
ISDA	International Swaps and Derivatives Association
ITS	International Trading Solutions
L
LCR	Liquidity coverage ratio
M
M&A	Mergers and acquisitions
N
NAV	Net asset value
NRV	Negative replacement value
NSFR	Net stable funding ratio
O
OIS	Overnight Indexed Swap
OTC	Over-the-counter
P
PRV	Positive replacement value
PSA	Prepayment speed assumption
Q
QoQ	Quarter on quarter
R
RMBS	Residential mortgage-backed securities
RWA	Risk-weighted assets
S
SDNY	US District Court for the Southern District of New York
SEI	Significant economic interest
SNB	Swiss National Bank
SOFR	Secured Overnight Financing Rate
SPE	Special purpose entity
T
TLAC	Total loss-absorbing capacity
TRS	Total return swap
U
UK	United Kingdom
US	United States of America
US GAAP	US generally accepted accounting principles
V
VaR	Value-at-risk
VDAX	Deutsche Börse AG DAX Volatility Index
VIE	Variable interest entity
VIX	Chicago Board Options Exchange Market Volatility Index
Y
YoY	Year on year
Ytd	Year to date

Investor information
Share data
in / end of	2Q19	2018		2017		2016
Share price (common shares, CHF)
Average	12.07	15.17		15.11		13.71
Minimum	10.80	10.45		13.04		9.92
Maximum	13.81	18.61		17.84		21.31
End of period	11.705	10.80		17.40		14.61
Share price (American Depositary Shares, USD)
Average	12.06	15.50		15.35		13.88
Minimum	10.95	10.42		13.37		10.21
Maximum	13.60	19.98		18.02		21.36
End of period	11.97	10.86		17.85		14.31
Market capitalization
Market capitalization (CHF million)	29,918	27,605		44,475		30,533
Dividend per share (CHF)
Dividend per share	–	0.2625	[1]	0.25	[1]	0.70	[1]
1 Paid out of capital contribution reserves.
Ticker symbols / stock exchange listings
	Common shares	ADS	[1]
Ticker symbols
SIX Financial Information	CSGN	–
New York Stock Exchange	–	CS
Bloomberg	CSGN SW	CS US
Reuters	CSGN.S	CS.N
Stock exchange listings
Swiss security number	1213853	570660
ISIN number	CH0012138530	US2254011081
CUSIP number	–	225 401 108
1 One American Depositary Share (ADS) represents one common share.
Credit ratings and outlook
as of July 30, 2019	Short-term debt	Long-term debt	Outlook
Credit Suisse Group AG
Moody's	–	Baa2	Stable
Standard & Poor's	–	BBB+	Stable
Fitch Ratings	F2	A-	Positive
Rating and Investment Information	–	A	Stable
Credit Suisse AG
Moody's	P-1	A1	Stable
Standard & Poor's	A-1	A+	Stable
Fitch Ratings	F1	A	Positive

Financial calendar and contacts
Financial calendar
Third quarter results 2019	Wednesday, October 30, 2019

Investor relations
Phone	+41 44 333 71 49
E-mail	investor.relations@credit-suisse.com
Internet	credit-suisse.com/investors

Media relations
Phone	+41 844 33 88 44
E-mail	media.relations@credit-suisse.com
Internet	credit-suisse.com/news

Additional information
Results and financial information	credit-suisse.com/results
Printed copies	credit-suisse.com/publications
US share register and transfer agent
ADS depositary bank	The Bank of New York Mellon
Shareholder correspondence address	BNY Mellon Shareowner Services
P.O. Box 505000
Louisville, KY 40233-5000
Overnight correspondence address	BNY Mellon Shareowner Services
462 South 4th Street, Suite 1600
Louisville, KY 40202
US and Canada phone	+1 866 886 0788
Phone from outside US and Canada	+1 201 680 6825
E-mail	shrrelations@cpushareownerservices.com
Swiss share register and transfer agent
Address	Credit Suisse Group AG
Share Register RXS
8070 Zurich, Switzerland
Phone	+41 44 332 02 02
E-mail	share.register@credit-suisse.com
Foreign currency translation rates
	End of				Average in			Average in
	2Q19	1Q19	4Q18	2Q18	2Q19	1Q19	2Q18	6M19	6M18
1 USD / CHF	0.98	1.00	0.99	0.99	1.00	0.99	0.98	1.00	0.97
1 EUR / CHF	1.11	1.12	1.13	1.16	1.13	1.13	1.17	1.13	1.17
1 GBP / CHF	1.24	1.30	1.26	1.31	1.29	1.30	1.33	1.30	1.33
100 JPY / CHF	0.91	0.90	0.89	0.90	0.91	0.90	0.90	0.91	0.89

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
■ our plans, targets or goals;
■ our future economic performance or prospects;
■ the potential effect on our future performance of certain contingencies; and
■ assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
■ the ability to maintain sufficient liquidity and access capital markets;
■ market volatility and interest rate fluctuations and developments affecting interest rate levels;
■ the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2019 and beyond;
■ the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
■ adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
■ the ability to achieve our strategic goals, including those related to our targets and financial goals;
■ the ability of counterparties to meet their obligations to us;
■ the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
■ political and social developments, including war, civil unrest or terrorist activity;
■ the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
■ operational factors such as systems failure, human error, or the failure to implement procedures properly;
■ the risk of cyber attacks, information or security breaches or technology failures on our business or operations;
■ the adverse resolution of litigation, regulatory proceedings and other contingencies;
■ actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
■ the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
■ the potential effects of changes in our legal entity structure;
■ competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
■ the ability to retain and recruit qualified personnel;
■ the ability to maintain our reputation and promote our brand;
■ the ability to increase market share and control expenses;
■ technological changes;
■ the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
■ acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
■ other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2018.
Credit Suisse Annual Reporting Suite
Our 2018 annual publication suite consisting of Annual Report, Corporate Responsibility Report and Corporate Responsibility – At a Glance is available on our website www.credit-suisse.com/investors.
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